2023 ANNUAL REPORT



ASHFORD



ASHFORD

Dear Fellow Shareholder,

2023 was a productive year for Ashford. The hospitality industry continues to perform well despite macroeconomic concerns and our portfolio of operating businesses delivered strong revenue growth. We have a powerful ecosystem of businesses that all benefit as we grow our assets under management. Our size and scale in the lodging industry also bring benefits to third-party owners and other capital providers as we, through our advised REIT platforms, are one of the largest owners and clients for the major hotel brands.

As of December 31, 2023, our three advised REIT platforms, Ashford Hospitality Trust, Braemar Hotels & Resorts and Stirling Hotels & Resorts, had ownership interests in 113 hotels with approximately 25,000 rooms and approximately $7.5 billion of gross assets.

Braemar's resort hotel performance has meaningfully outperformed pre-pandemic levels while its urban hotel portfolio continues its strong upward recovery trend. During the year, Braemar announced the rebranding of the Mr. C Beverly Hills to Cameo Beverly Hills and a conversion to Hilton's LXR brand, which fills a desirable niche in the attractive Beverly Hills lodging market. Additionally, as the hotel debt capital markets continue to improve, Braemar addressed multiple near-term debt maturities and has refinanced or extended almost all of its 2024 debt maturities. As we look ahead, we believe Braemar is well-positioned with its unique, high-quality portfolio.

Ashford Trust continues to focus on deleveraging its balance sheet and announced its plan for paying off its corporate financing during 2024 primarily through select asset sales, refinancing existing loans that have the potential for excess proceeds, and raising capital through its non-traded preferred stock offering. During the year, Ashford Trust announced the planned conversion of its Key West La Concha Hotel to an Autograph Collection property and the conversion of the Le Pavillon Hotel in New Orleans, Louisiana to a Tribute Portfolio property.

Regarding our portfolio of operating businesses, INSPIRE, our full-service event technology company that develops creative and individualized event production solutions, made huge strides in 2023 as they experienced strong growth in both their hospitality and show services segments. In 2023, INSPIRE generated $148.6 million of audio-visual revenue, $39.2 million of which was from international markets, representing a 22.6% and 35.0% increase over the prior year, respectively.

Remington's high-margin, low-capex Hotel Management business continues to benefit from the recovery in the lodging industry and has experienced significant growth in its third-party business. In 2023, Remington was awarded 22 new hotel management contracts with third-party hotel owners and generated hotel management fee revenue of $52.6 million and $21.3 million of Adjusted EBITDA.

Additionally, Premier, which provides comprehensive and cost-effective design, development, architecture, procurement, and project management services, signed 27 new third-party contracts, and generated $27.7 million of design and construction fee revenue and $9.5 million of Adjusted EBITDA.

In 2023, RED Hospitality, a leading provider of watersports activities and other travel services in the U.S. Virgin Islands, Puerto Rico, Florida Keys, and Turks & Caicos, also finished with $31.7 million in third-party revenue, driven by strong leisure demand and new contract wins. During the year, RED also acquired privately held Alii Nui and Maui Dive Shop, Maui's premier luxury catamaran and diving operation. The acquisition follows RED's proven track record of successfully acquiring and expanding high-quality providers in niche, high-barrier, luxury markets and the transaction also expanded RED's geographic footprint into the premier Maui market and geographically diversifies its revenue stream. As it enters 2024, RED is well-positioned for continued growth.

Looking ahead, we are extremely excited about the long-term opportunity for third-party growth at each of our portfolio companies.

Ashford Securities, our dedicated fundraising platform, made tremendous progress in 2023 and has continued to build momentum by growing our institutional, broker/dealer, and RIA relationships. Since its launch in 2021, we have raised approximately $580 million of capital. Ashford Securities is currently in the market with a redeemable non-traded preferred stock offering for Ashford Hospitality Trust and has placed approximately $113 million of capital from a syndicate of 42 firms.

We are also excited about our newest advised platforms, the Texas Strategic Growth Fund and Stirling Hotels & Resorts. The Texas Strategic Growth Fund is a growth-oriented private investment vehicle focused on investing in all types of commercial real estate in Texas. Stirling Hotels & Resorts is a newly formed private NAV REIT that plans to invest in a diverse portfolio of hotels and resorts across all chain scales primarily located in the United States with a focus on both growth and income. We are excited for Ashford Securities' prospects as we head into 2024 and how we can utilize this platform to grow our assets under management.

Moving forward, we remain focused on our two main strategies of growing our third-party business and growing our assets under management, and I continue to be excited about the prospects for our Company.

Thank you for your continued investment in Ashford.

Sincerely,

Monty J. Bennett
Chairman of the Board & Chief Executive Officer













RED HOSPITALITY & LEISURE — RESORT · ECO-TOURISM · DESTINATION SERVICES
BRAEMAR HOTELS & RESORTS
remington
PREMIER DESIGN TO COMPLETION
ASHFORD HOSPITALITY TRUST
INSPIRE
ASHFORD SECURITIES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-36400

ASHFORD INC.
(Exact name of registrant as specified in its charter)

Nevada	**84-2331507**
(State or other jurisdiction of incorporation or organization)	*(IRS employer identification number)*

14185 Dallas Parkway

Suite 1200

Dallas

Texas	**75254**
(Address of principal executive offices)	*(Zip code)*

(972) 490-9600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock	**AINC**	**NYSE American LLC**
Preferred Stock Purchase Rights		**NYSE American LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes   ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files) ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "small reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

As of June 30, 2023, the aggregate market value of 2,237,855 shares of the registrant's common stock held by non-affiliates was approximately $21,751,951.

As of March 25, 2024, the registrant had 3,431,075 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement pertaining to the 2024 Annual Meeting of Stockholders are incorporated herein by reference into Part III of this Form 10-K.

ASHFORD INC.
YEAR ENDED DECEMBER 31, 2023
INDEX TO FORM 10-K

SIGNATURES

As used in this Annual Report on Form 10-K, unless the context otherwise indicates, the references to "we," "us," "our," and the "Company" refer to Ashford Inc., a Nevada corporation, and, as the context may require, its consolidated subsidiaries, including Ashford Hospitality Advisors LLC, a Delaware limited liability company, which we refer to as "Ashford LLC" or "our operating company"; Ashford Hospitality Holdings LLC, a Delaware limited liability company, which we refer to as "Ashford Holdings" or "AHH"; Ashford Hospitality Services LLC, a Delaware limited liability company, which we refer to as "Ashford Services"; Premier Project Management LLC, a Maryland limited liability company, which we refer to as "Premier Project Management" or "Premier"; Remington Lodging & Hospitality, LLC, a Delaware limited liability company, which we refer to as "Remington"; and Warwick Insurance Company, LLC, an insurance company licensed by the Texas State Department of Insurance, which we refer to as "Warwick." "Braemar" refers to Braemar Hotels & Resorts Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries, including Braemar Hospitality Limited Partnership, a Delaware limited partnership, which we refer to as "Braemar OP." "Ashford Trust" or "AHT" refers to Ashford Hospitality Trust, Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries, including Ashford Hospitality Limited Partnership, a Delaware limited partnership and Ashford Trust's operating partnership, which we refer to as "Ashford Trust OP." "Stirling" refers to Stirling Hotels & Resorts Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries. Stirling REIT OP, LP, a Delaware limited partnership, which we refer to as "Stirling OP" is Stirling's operating partnership, however, Stirling OP is consolidated by Ashford Trust as of December 31, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K and documents incorporated herein by reference contain certain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Additionally, statements regarding the following subjects are forward-looking by their nature:

- our business and investment strategy;
- our projected operating results;
- our ability to obtain future financing arrangements;
- our ability to maintain compliance with the NYSE American LLC (the "NYSE American") continued listing standards;
- our understanding of our competition;
- the future success of recent acquisitions;
- the future demand for our services;
- projected capital expenditures; and
- the impact of technology on our operations and business.

Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, taking into account all information currently available to us, our actual results and performance could differ materially from those set forth in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements include, but are not limited to:

- the factors referenced, including those set forth under the sections captioned "Item 1. Business," "Item 1A. Risk Factors," "Item 3. Legal Proceedings," and "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations;"
- changes in interest rates;
- macroeconomic conditions, such as a prolonged period of weak economic growth, inflation and volatility in capital markets;
- uncertainty in the banking sector and market volatility due to the 2023 failures of Silicon Valley Bank, New York Signature Bank and First Republic Bank;
- catastrophic events or geopolitical conditions, such as the conflict between Russia and Ukraine and the more recent Israel-Hamas conflict;
- extreme weather conditions may cause property damage or interrupt business;
- actions by our clients' lenders to accelerate loan balances and foreclose on our clients' hotel properties that are security for our clients' loans that are in default;

- our dependence on Ashford Trust and Braemar as our primary asset management clients for a substantial portion of our operating revenues;

- uncertainty associated with the ability of the Company to remain in compliance with all covenants in our credit agreements and our subsidiaries to remain in compliance with the covenants of their debt and related agreements;

- general volatility of the capital markets, the general economy or the hospitality industry, whether the result of market events or otherwise, and the market price of our common stock;

- availability, terms and deployment of capital;

- changes in our industry and the market in which we operate or the general economy;

- the degree and nature of our competition;

- actual and potential conflicts of interest with or between Ashford Trust, Braemar and Stirling, our executive officers and our non-independent directors;

- the ability of certain affiliated individuals to control significant corporate activities of the Company and their interests may differ from the interests of our other stockholders;

- availability of qualified personnel;

- changes in governmental regulations, accounting rules, tax rates and similar matters;

- our ability to implement effective internal controls to address the material weakness identified in this report;

- legislative and regulatory changes;

- the possibility that we may not realize any or all of the anticipated benefits from transactions to acquire businesses;

- the possibility that we may not realize any or all of the anticipated benefits from our business initiatives;

- the failure to make full dividend payments on our Series D Convertible Preferred Stock in consecutive quarters, which would result in a higher interest rate and the right of Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. to each have the right to appoint one member to the Board until such arrearages are paid in full;

- disruptions relating to the acquisition or integration of Alii Nui and Chesapeake Hospitality ("Chesapeake") or any other business we invest in or acquire, which may harm relationships with customers, employees and regulators; and

- unexpected costs of further goodwill impairments relating to the acquisition or integration of Alii Nui, Chesapeake or any other business we invest in or acquire.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report. The matters summarized under "Item 1A. Risk Factors" and elsewhere, could cause our actual results and performance to differ significantly from those contained in our forward-looking statements. Accordingly, we cannot guarantee future results or performance. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Annual Report on Form 10-K. Furthermore, we do not intend to update any of our forward-looking statements after the date of this annual report to conform these statements to actual results and performance, except as may be required by applicable law.

On February 29, 2024, the Company issued a press release and furnished a Current Report on Form 8-K announcing its financial results for the fourth quarter ended December 31, 2023. Subsequent to the issuance of such financial results, the Company revised the presentation of certain revenues and operating expenses in our consolidated statement of operations related to the one-time transfer of the casualty insurance loss portfolio to the Company's newly formed insurance subsidiary, Warwick, in the fourth quarter of 2023. The revisions resulted in the elimination upon consolidation of $19.1 million of revenue and operating expense in our consolidated statement of operations for both the three months and year ended December 31, 2023 with no net impact to net loss attributable to common stockholders or the related per share amounts.

Item 1. *Business*

Our Company and Our Business Strategy

Ashford Inc., a Nevada corporation, is an alternative asset management company with a portfolio of strategic operating businesses that provides products and services primarily to clients in the real estate and hospitality industries, including Ashford Trust, Braemar, Stirling and our consolidated subsidiary the Texas Strategic Growth Fund, L.P. ("TSGF L.P."). We became a public company in November 2014, and our common stock is listed on the NYSE American. As of December 31, 2023, Mr. Monty J. Bennett, Ashford Inc.'s Chairman and Chief Executive Officer and the Chairman of Ashford Trust, Braemar and Stirling, and his father, Mr. Archie Bennett, Jr., Chairman Emeritus of Ashford Trust, hold a controlling interest in Ashford Inc. The Bennetts owned approximately 610,261 shares of our common stock, which represented an approximately 19.0% ownership interest in Ashford Inc., and owned 18,758,600 shares of our Series D Convertible Preferred Stock (the "Series D Convertible Preferred Stock"), which, along with all unpaid accrued and accumulated dividends thereon, is convertible at a price of $117.50 per share into an additional approximate 4,229,668 shares of Ashford Inc. common stock, which if converted as of December 31, 2023 would have increased Mr. Monty J. Bennett and Mr. Archie Bennett, Jr.'s ownership interest in Ashford Inc. to approximately 65.0%.

We provide: (i) advisory services; (ii) asset management services; (iii) hotel management services; (iv) design and construction services; (v) event technology and creative communications solutions; (vi) mobile room keys and keyless entry solutions; (vii) watersports activities and other travel, concierge and transportation services; (viii) hypoallergenic premium room products and services; (ix) insurance policies covering general liability, workers' compensation, business automobile claims and insurance claims services; (x) debt placement and related services; (xi) real estate advisory and brokerage services; and (xii) wholesaler, dealer manager and other broker-dealer services. We conduct these activities and own substantially all of our assets primarily through Ashford LLC, Ashford Services, Warwick and their respective subsidiaries.

We seek to grow through the implementation of three primary strategies: (i) increasing our assets under management; (ii) pursuing third-party business to grow our products and services businesses; and (iii) acquiring additional businesses which align with our strategic initiatives.

Advisory Services. We are currently the advisor for Ashford Trust, Braemar, Stirling and TSGF L.P. In our capacity as advisor, we are responsible for implementing the investment strategies and managing the day-to-day operations of our clients and their respective hotels from an ownership perspective, in each case subject to the respective advisory agreements and the supervision and oversight of each client's respective boards of directors. Ashford Trust is focused on investing in full-service hotels in the upscale and upper upscale segments in the United States that have revenue per available room ("RevPAR") generally less than twice the U.S. national average. Braemar invests primarily in luxury hotels and resorts with RevPAR of at least twice the U.S. national average. Stirling invests in a diverse portfolio of stabilized income-producing hotels and resorts across all chain scales primarily located in the United States and became our client on December 6, 2023. TSGF L.P. invests in all types of real estate in the state of Texas. Each of Ashford Trust and Braemar is a real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). The common stock of each of Ashford Trust and Braemar is traded on the New York Stock Exchange (the "NYSE"). Stirling is privately held and Stirling's subsidiary Stirling OP is consolidated by Ashford Trust. TSGF L.P. is a privately held, consolidated subsidiary of the Company.

We provide the personnel and services that we believe are necessary for each of our clients to conduct their respective businesses. We may also perform similar functions for new or additional platforms. In our capacity as an advisor, we are not responsible for managing the day-to-day operations of our client's individual hotel properties, which duties are, and will continue to be, the responsibility of the hotel management companies that operate such hotel properties.

In our advisory services business, we earn advisory fees from each company that we advise. The fees earned from each company that we advise include a base fee, payable in cash, on a monthly basis, for managing the respective day-to-day operations of the companies that we advise and the day-to-day operations of their respective hotels from an ownership perspective, in each case in conformity with the respective investment guidelines of such client. The base fee for Ashford Trust and Braemar is determined as a percentage of each client's total market capitalization, subject to a minimum fee. The base fee for Stirling is determined as a percentage of Stirling's common shares and Stirling OP's units net asset value ("NAV"). We may be entitled to receive an incentive fee from each of Ashford Trust and Braemar, payable in cash or a combination of cash and stock, and a performance participation allocation from Stirling OP based upon a percentage of the total return on certain classes of Stirling OP's units. Ashford Trust and Braemar's incentive fee is based on their respective out-performance of their peers, as measured by the annual total stockholder return of such company compared to its peers. Incentive advisory fees are measured annually in each year that Ashford Trust's and/or Braemar's annual total stockholder return exceeds the average annual total stockholder return for each company's respective peer group, subject to the Fixed Charge Coverage Ratio Condition (the "FCCR Condition"), and is defined in the respective advisory agreements. Incentive advisory fees, measured with respect to a particular year, are paid over a three-year period, beginning on January 15 immediately following the year of measurement, and each payment is subject to the FCCR Condition, which relates to the ratio of adjusted EBITDA to fixed charges for Ashford Trust or Braemar, as applicable. TSGF L.P. is a consolidated subsidiary of the Company and their activity under their advisory agreement eliminates upon consolidation.

For the year ended December 31, 2023, we earned advisory services fees of $33.2 million and $14.3 million from Ashford Trust and Braemar, respectively, of which $0, and $268,000 were incentive fees. Advisory services fees from Ashford Trust for the year ended December 31, 2023, includes $67,000 of advisory services fees from Stirling OP. For the year ended December 31, 2022, we earned advisory services fees of $34.8 million and $13.1 million from Ashford Trust and Braemar, respectively, of which $0 and $268,000 were incentive fees.

Asset Management Services. We provide asset management services to Ashford Trust, Braemar, Stirling and TSGF L.P. Our strategic approach of designating at least one asset manager to each property allows us to leverage our extensive portfolio of subject matter experts, including asset management, revenue optimization, capital management, legal and risk management, data analysis and property tax. Our fees for asset management services are included in advisory services fees as noted above.

Hotel Management Services. As of December 31, 2023, we provide hotel management services to 61 properties for Ashford Trust, four properties for Braemar, three properties for Stirling OP and 54 properties for third-parties through our subsidiary, Remington. Hotel management services consist of hotel operations, sales and marketing, revenue management, budget oversight, guest service, asset maintenance (not involving capital expenditures) and related services.

In our hotel management business, Remington receives a base management fee based on gross revenues for each hotel, subject to a specified floor (which is subject to increase annually based on increases in the consumer price index) and an incentive fee if a hotel meets and exceeds various thresholds based on hotel revenues and certain profitability targets. Additionally, Remington receives from certain third-party owned properties fixed monthly accounting fees, information technology fees, legal fees, and fees for revenue management services. For the year ended December 31, 2023, we earned hotel management fees of $30.4 million, $2.5 million and $19.7 million from Ashford Trust, Braemar and third-party clients, respectively. Hotel management fees from Ashford Trust for the year ended December 31, 2023, includes $46,000 of hotel management fees from Stirling OP. For the year ended December 31, 2022, we earned hotel management fees of $29.9 million, $3.7 million and $12.9 million from Ashford Trust, Braemar and third-party clients, respectively.

Design and Construction Services. We provide comprehensive solutions for renovations and construction to substantially all of the hotels owned by Ashford Trust, Braemar, Stirling OP and also to third-party clients through our subsidiary, Premier. Services provided by Premier consist of construction management, interior design, architecture, and the purchasing, expediting, warehousing, freight management, installation and supervision of property and equipment and related services.

For these services, Premier receives fees based upon the applicable rate stated in the respective project management agreement with Ashford Trust, Braemar and Stirling or the applicable agreement with third-party clients. For the year ended December 31, 2023, we earned design and construction fees of $15.9 million, $7.8 million and $4.0 million from Ashford Trust, Braemar and third-party clients, respectively. Design and construction fees from Ashford Trust for the year ended December 31, 2023, includes $263,000 of design and construction fees from Stirling OP. For the year ended December 31, 2022, we earned design and construction fees of $11.6 million, $7.4 million and $3.2 million from Ashford Trust, Braemar and third-party clients, respectively.

Event Technology and Creative Communications Solutions. We provide an integrated suite of audio visual services, including event, hospitality, and creative services to third-party clients and, as of December 31, 2023, have contracts in place as the exclusive in-house provider of event technology and audio visual services at 24 hotels owned by Ashford Trust, nine hotels owned by Braemar and 50 hotels and eight convention centers owned by third parties, respectively. We provide these services through Inspire Event Technologies Holdings, LLC, our subsidiary doing business as INSPIRE ("INSPIRE").

INSPIRE generates revenue in various forms depending on the particular product or service provided and the generally accepted market conditions for pricing such products or services. For the years ended December 31, 2023 and 2022, INSPIRE earned audio visual revenues of $148.6 million and $121.3 million, respectively. INSPIRE primarily contracts directly with customers to whom it provides audio visual services and recognizes the gross revenue collected from their customers by the hosting hotel or venue. For the year ended December 31, 2023, we earned audio visual revenue of $22.9 million, $10.8 million and $114.9 million from guests at Ashford Trust, Braemar and third-party properties, respectively. For the year ended December 31, 2022, we earned audio visual revenue of $18.2 million, $9.4 million and $93.7 million from guests at Ashford Trust, Braemar and third-party properties, respectively.

Watersports Activities, Travel, Concierge and Transportation Services. We provide watersports, travel, concierge and transportation services to Ashford Trust and Braemar, as well as to third-party clients, through our subsidiary, RED Hospitality & Leisure LLC ("RED").

RED generates revenue from Ashford Trust, Braemar and third-party clients in various forms depending on the particular product or service provided and the generally accepted market conditions for pricing such products or services. For the year ended December 31, 2023, we earned revenue of $68,000, $2.3 million and $31.7 million from Ashford Trust, Braemar and third-party clients, respectively. For the year ended December 31, 2022, we earned revenue of $217,000, $2.3 million and $23.8 million from Ashford Trust, Braemar and third-party clients, respectively.

Mobile Room Keys and Keyless Entry Solutions. We provide mobile room keys and keyless entry solutions to Ashford Trust and Braemar, as well as to third-party clients, through our subsidiary, OpenKey, Inc. ("OpenKey").

OpenKey generates revenue from Ashford Trust, Braemar and third-party clients in various forms depending on the particular product or service provided and the generally accepted market conditions for pricing such products or services. For the year ended December 31, 2023, we earned revenue of $119,000, $38,000 and $1.4 million from Ashford Trust, Braemar and third-party clients, respectively. For the year ended December 31, 2022, we earned revenue of $119,000, $38,000 and $1.3 million from Ashford Trust, Braemar and third-party clients, respectively.

Hypoallergenic Premium Room Products and Services. We provide hypoallergenic premium room products and services to Ashford Trust, Braemar and third-party clients through our subsidiary, PRE Opco LLC ("Pure Wellness").

Pure Wellness generates revenue from Ashford Trust, Braemar and third-party clients in various forms depending on the particular product or service provided and the generally accepted market conditions for pricing such products or services. For the year ended December 31, 2023, we earned revenue of $1.4 million, $210,000 and $818,000 from Ashford Trust, Braemar and third-party clients, respectively. For the year ended December 31, 2022, we earned revenue of $1.3 million, $128,000 and $754,000 from Ashford Trust, Braemar and third-party clients, respectively.

Debt Placement and Related Services. We provide debt placement and related services to Ashford Trust and Braemar through our subsidiary, Lismore Capital II LLC ("Lismore").

In our debt placement and related services business, Lismore typically earns a fee equal to a percentage of the amount of debt sourced by Lismore. For the year ended December 31, 2023, we earned revenue of $2.3 million and $2.4 million from Ashford Trust and Braemar, respectively. For the year ended December 31, 2022, we earned revenue of $3.3 million and $940,000 from Ashford Trust and Braemar, respectively.

Real Estate Advisory and Brokerage Services. We provide real estate advisory and brokerage services to Ashford Trust, Braemar and third-party clients through our subsidiary, in which we hold a noncontrolling interest, Real Estate Advisory Holdings LLC ("REA Holdings"). For the years ended December 31, 2023 and 2022, we recognized a loss of $697,000 and equity in earnings of $385,000, respectively, through REA Holdings.

REA Holdings, through its operating subsidiary, generates earnings from Ashford Trust, Braemar and third-party clients in various forms depending on the particular product or service provided and the generally accepted market conditions for pricing such products or services.

Broker-Dealer Services. We provide wholesaler, dealer manager and other broker-dealer services to Braemar, Ashford Trust and certain subsidiaries of the Company through our subsidiary, Ashford Securities LLC ("Ashford Securities"). Ashford Securities generates revenue in various forms depending on the particular product or service provided and the generally accepted market conditions for pricing such products or services. The Company, Ashford Trust and Braemar fund certain of Ashford Securities' expenses pursuant to the terms of the Contribution Agreement (defined below), as amended, among the Company, Ashford Trust and Braemar.

For the year ended December 31, 2023, Ashford Securities earned cost reimbursement revenue of $5.1 million and $6.4 million from Ashford Trust and Braemar, respectively, including $1.8 million and $2.0 million of dealer manager fees earned by Ashford Securities for the placement of non-listed preferred equity offerings of Ashford Trust and Braemar, respectively. For the year ended December 31, 2022, the Company earned cost reimbursement revenue of $15.5 million from Braemar.

Insurance Services. We provide insurance policies covering general liability, workers' compensation and business automobile claims on behalf of our clients Ashford Trust, Braemar, Stirling and third-parties through our insurance subsidiary Warwick, which is licensed by the Texas Department of Insurance. For the year ended December 31, 2023, Warwick recognized $375,000 of revenue which primarily related to general liability and workers' compensation insurance policies written in December of 2023.

Our Advisory Agreements

We advise Ashford Trust, Braemar, Stirling and TSGF L.P. pursuant to our advisory agreements. The provisions of Ashford Trust and Braemar's advisory agreements are substantially similar, except as otherwise described below. The following summary of the terms of our advisory agreements does not purport to be complete and is subject to and qualified in its entirety by reference to a copy of the actual agreements, as amended, entered into with Ashford Trust, Braemar and Stirling, which have been included as exhibits to other documents filed with the SEC and incorporated by reference in this Form 10-K. TSGF L.P. is a consolidated subsidiary of the Company and TSGF L.P.'s activity under the advisory agreement eliminates upon consolidation.

General

Ashford Trust and Braemar. Pursuant to our advisory agreements with Ashford Trust and Braemar, we provide, or obtain on their behalf, the personnel and services necessary for each of these entities to conduct its respective business, as they have no employees of their own. All of the officers of each of Ashford Trust and Braemar are our employees. We are not obligated to dedicate any of our employees exclusively to either Ashford Trust or Braemar, nor are we or our employees obligated to dedicate any specific portion of time to the business of either Ashford Trust or Braemar, except as necessary to perform the service required of us in our capacity as the advisor to such entities. The advisory agreements require us to manage the business affairs of each of Ashford Trust and Braemar in conformity with the policies and the guidelines that are approved and monitored by the boards of such entities. Additionally, we must refrain from taking any action that would (a) adversely affect the status of Ashford Trust or Braemar as a REIT, (b) subject us to regulation under the Investment Company Act of 1940 (the "Investment Company Act"), (c) knowingly and intentionally violate any law, rule or regulation of any governmental body or agency having jurisdiction over us, (d) violate any of the rules or regulations of any exchange on which our securities are listed, or (e) violate the charter, bylaws or resolutions of the board of directors of each of Ashford Trust and Braemar, all as in effect from time to time. So long as we are the advisor to Braemar, Braemar's governing documents permit us to designate two persons as candidates for election as director at any stockholder meeting of Braemar at which directors are to be elected. Such nominees may be our executive officers. If the size of Braemar's board of directors is increased at any time to more than seven directors, our right to nominate shall be increased by such number of directors as shall be necessary to maintain the ratio of directors nominated by us to the directors otherwise nominated, as nearly as possible (rounding to the next larger whole number), equal to the ratio that would have existed if Braemar's board of directors consisted of seven members.

Stirling. Pursuant to our advisory agreement with Stirling, we have contractual responsibilities to Stirling and will be responsible for sourcing, evaluating, and monitoring Stirling's investment opportunities and making decisions related to the acquisition, management, financing and disposition of Stirling's assets, in accordance with Stirling's investment objectives, guidelines, policies and limitations, subject to oversight by Stirling's board of directors. Stirling's board of directors will at all times have oversight and policy-making authority, including responsibility for governance, financial controls, compliance and disclosure with respect to Stirling and Stirling OP.

Our Duties as Advisor

Ashford Trust and Braemar. Subject to the supervision of the respective boards of directors of each of Ashford Trust and Braemar, we are responsible for, among other duties: (1) performing and administering the day-to-day operations of Ashford

Trust and Braemar, including all of the subsidiaries and joint ventures of such entities; (2) all services relating to the acquisition, disposition and financing of hotels; (3) performing asset management duties; (4) engaging and supervising, on behalf of such companies, third-parties to provide various services including but not limited to overseeing development management, hotel management, and other professional services; and (5) performing corporate governance and other management functions, including financial, capital markets, treasury, financial reporting, internal audit, accounting, tax and risk management services, SEC and regulatory compliance, and retention of legal counsel, auditors and other professional advisors, as well as other duties and services outlined in the advisory agreements.

Any increase in the scope of duties or services to be provided by us must be jointly approved by us and either Ashford Trust or Braemar, as applicable, and is subject to additional compensation as outlined in the advisory agreements.

Under our advisory agreements with Ashford Trust and Braemar, we have the right to provide all services offered by us. At any time that Ashford Trust or Braemar desires to engage a third-party for the performance of services or delivery of products, we have the exclusive right to provide such service or product at market rates.

We also have the power to delegate all or any part of our rights and powers to manage and control the business and affairs of such companies to such officers, employees, affiliates, agents and representatives of ours or such company as we may deem appropriate. Any authority delegated by us to any other person is subject to the limitations on our rights and powers specifically set forth in the advisory agreement or the charter of such company.

We require our employees and officers who provide services to the companies we advise to comply with the codes and the policies of such companies.

Consolidated Tangible Net Worth. The requirement that Ashford Trust maintain a minimum Consolidated Tangible Net Worth (as defined in the Third Amended and Restated Advisory Agreement) was suspended until the first fiscal quarter beginning after June 30, 2023.

Company Change of Control. The sale or disposition by Ashford Trust of assets which would constitute a Company Change of Control was revised in order to provide Ashford Trust additional flexibility to dispose of underperforming assets negatively impacted by the COVID-19 pandemic. Commencing after the first anniversary of the effective date of the Second Amended and Restated Advisory Agreement, a Company Change of Control will include, the consummation of a sale or disposition by Ashford Trust of assets constituting 20% of the gross book value of Ashford Trust's assets over any one-year period, or the consummation of a sale or disposition by Ashford Trust of assets constituting 30% of the gross book value of Ashford Trust's assets over any three-year period, exclusive in each case of assets sold or contributed to a platform also advised by the Company and certain other exceptions set forth in the Third Amended and Restated Advisory Agreement with Ashford Trust (the "Third Amended and Restated Advisory Agreement").

Stirling. Pursuant to the terms of the advisory agreement with Stirling, we are responsible for, among other things: (i) serving as the advisor to Stirling and Stirling OP with respect to the establishment and periodic review of Stirling's investment guidelines and Stirling and Stirling OP's investments, financing activities and operations; (ii) sourcing, evaluating and monitoring Stirling and Stirling OP's investment opportunities and executing the acquisition, management, financing and disposition of Stirling and Stirling OP's assets, in accordance with Stirling's investment objectives, guidelines, policies and limitations, subject to oversight by Stirling's board of directors; (iii) with respect to prospective acquisitions, purchases, sales, exchanges or other dispositions of investments, conducting negotiations on Stirling and Stirling OP's behalf with sellers, purchasers, and other counterparties and, if applicable, their respective agents, advisors and representatives, and determining the structure and terms of such transactions; (iv) providing Stirling with portfolio management and other related services; (v) serving as Stirling's advisor with respect to decisions regarding any of its financings, hedging activities or borrowings; and (vi) engaging and supervising, on Stirling and Stirling OP's behalf and at their expense, various service providers.

Relationship with Ashford Trust and Braemar. We advise both Ashford Trust and Braemar. We are also permitted to have other advisory clients, which may include other REITs operating in the real estate industry or having the same or substantially similar investment guidelines as Ashford Trust or Braemar. If either Ashford Trust or Braemar materially revises its initial investment guidelines without our express written consent, we are required only to use our best judgment to allocate investment opportunities to Braemar, Ashford Trust and other entities we advise, taking into account such factors as we deem relevant, in our discretion, subject to any of our then existing obligations to such other entities. Braemar has agreed not to revise its initial investment guidelines to be directly competitive with Ashford Trust. Ashford Trust agrees, pursuant to the terms of the Ashford Trust advisory agreement, that it will revise its investment guidelines as necessary to avoid direct competition with (i) any entity or platform that Ashford Trust may create or spin-off in the future and (ii) any other entity advised by us, provided that in the case of clause (ii), we and Ashford Trust mutually agree to the terms of such revision of Ashford Trust's investment guidelines. The advisory agreements give each of Ashford Trust and Braemar the right to equitable treatment with respect to other clients of ours, but the advisory agreements do not give any entity the right to preferential treatment, except as follows:

- Any new individual investment opportunities that satisfy Ashford Trust's investment guidelines will be presented to its board of directors, which has up to 10 business days to accept any such opportunity prior to it being available to Braemar or another business advised by us.

- Any new individual investment opportunities that satisfy Braemar's investment guidelines will be presented to its board of directors, which has up to 10 business days to accept any such opportunity prior to it being available to Ashford Trust or another business advised by us.

To minimize conflicts between Ashford Trust and Braemar, the advisory agreements require each such entity to designate an investment focus by targeted RevPAR, segments, markets and other factors or financial metrics. After consultation with us, such entity may modify or supplement its investment guidelines from time to time by giving written notice to us; however, if either Ashford Trust or Braemar materially changes its investment guidelines without our express written consent, we are required only to use our best judgment to allocate investment opportunities to Ashford Trust, Braemar and other entities we may advise, taking into account such factors as we deem relevant, in our discretion, subject to any then existing obligations we have to such other entities.

When determining whether an asset satisfies the investment guidelines of either Ashford Trust or Braemar, we must make a good faith determination of projected RevPAR, taking into account historical RevPAR as well as such additional considerations as conversions or reposition of assets, capital plans, brand changes and other factors that may reasonably be forecasted to raise RevPAR after stabilization of such initiative.

If Ashford Trust or Braemar elect to spin-off, carve-out, split-off or otherwise consummate a transfer of a division or subset of assets for the purpose of forming a joint venture, a newly created private platform or a new publicly traded company to hold such division or subset of assets constituting a distinct asset type and/or investment guidelines, Ashford Trust and Braemar have agreed that any such new entity will be advised by us pursuant to an advisory agreement containing substantially the same material terms set forth in our advisory agreement with Ashford Trust or Braemar, as applicable.

Limitations on Liability and Indemnification

Ashford Trust and Braemar. The advisory agreements provide that we have no responsibility other than to render the services and take the actions described in the advisory agreements in good faith and with the exercise of due care and are not responsible for any action the board of directors of either Ashford Trust or Braemar takes in following or declining to follow any advice from us. The advisory agreements provide that we, and our officers, directors, managers, employees and members, will not be liable for any act or omission by us (or our officers, directors, managers, employees or members) performed in accordance with and pursuant to the advisory agreements, except by reason of acts constituting gross negligence, bad faith, willful misconduct or reckless disregard of our duties under the applicable advisory agreement.

Each of Ashford Trust and Braemar has agreed to indemnify and hold us harmless (including our partners, directors, officers, stockholders, managers, members, agents, employees and each other person or entity, if any, controlling us) to the full extent lawful, from and against any and all losses, claims, damages or liabilities of any nature whatsoever with respect to or arising from any acts or omission by us (including ordinary negligence) in our capacity as advisor, except with respect to losses, claims, damages or liabilities with respect to or arising out of our gross negligence, bad faith or willful misconduct, or reckless disregard of our duties set forth in the applicable advisory agreement (for which we have indemnified Ashford Trust or Braemar, as applicable).

Stirling. Stirling has agreed to indemnify and hold harmless the Company and its affiliates performing services for Stirling from specific claims and liabilities arising out of the performance of their obligations under the Advisory Agreement, subject to certain limitations.

Term and Termination of our Advisory Agreement with Ashford Trust. The term of the advisory agreement with Ashford Trust is 10 years, commencing from the effective date of the Second Amended and Restated Advisory Agreement on January 14, 2021, subject to an extension by the Company for up to seven successive additional 10-year renewal terms thereafter. The board of directors of Ashford Trust will review our performance and fees annually and, following the 10-year initial term, may elect to renegotiate the amount of fees payable under the advisory agreement in certain circumstances. Additionally, if Ashford Trust undergoes a change of control transaction, Ashford Trust will have the right to terminate the advisory agreement with the payment of the termination fee described below. If Ashford Trust terminates the advisory agreement without cause or upon a change of control, Ashford Trust will be required to pay us all fees and expense reimbursements due and owing through the date of termination as well as a termination fee equal to 1.1 times the greater of either:

- 12 multiplied by our Net Earnings for the 12-month period preceding the termination date of the advisory agreement. For purposes of this calculation, "Net Earnings" is defined in the advisory agreement as (A) our reported Adjusted EBITDA (as defined in the advisory agreement) attributable to the advisory agreement for the 12-month period preceding the termination of the advisory agreement (adjusted to assume the advisory agreement was in place for the full 12-month period if it otherwise was not), as reported in our earnings releases less (B) our pro forma Adjusted EBITDA (as defined in the advisory agreement) assuming the advisory agreement was not in place during such period plus (C) all EBITDA (Net Income (per Generally Accepted Accounting Principles ("GAAP")) plus interest expenses, income taxes, depreciation and amortization) of ours and any of our affiliates and subsidiaries from providing any service or product to Ashford Trust, its operating partnership or any of its affiliates or subsidiaries, exclusive of EBITDA directly resulting from the advisory agreement;

- the earnings multiple (calculated as our total enterprise value divided by our adjusted EBITDA) for our common stock per the 12-month period preceding the termination date multiplied by our Net Earnings (as defined above) for the 12 months preceding the termination; or

- the simple average of our earnings multiples for the three fiscal years preceding the termination (calculated as our total enterprise value divided by our adjusted EBITDA for such periods) multiplied by our Net Earnings (as defined above) for the 12 months preceding the termination;

plus, in either case, a gross-up amount for federal and state tax liability, based on an assumed combined tax rate of 40%; provided, that, notwithstanding the foregoing, the minimum amount of any termination fee calculated as of any date of determination shall be the greater of (i) the fee that would have been payable hereunder had such termination fee been calculated as of December 31, 2023 and (ii) the fee calculated hereunder as of such date of determination. Any such termination fee will be payable on or before the termination date.

The Company has agreed that its right to receive fees payable under the advisory agreement, including the termination fee and liquidated damages, shall be subordinate under certain circumstances to the payment in full of obligations under Ashford Trust's senior secured credit facility with Oaktree Capital Management, L.P. ("Oaktree") and has agreed to enter into documents necessary to subordinate the Company's interest in such fees. On January 15, 2021, the Company, together with certain affiliated entities, entered into a Subordination and Non-Disturbance Agreement ("SNDA") pursuant to which the Company agreed to subordinate to the prior repayment in full of all obligations under Ashford Trust's senior secured credit facility with Oaktree, among other things, (1) advisory fees (other than reimbursable expenses) in excess of 80% of such fees paid during the fiscal year ended December 31, 2019, and (2) any termination fee or liquidated damages amounts under the advisory agreement, or any amount owed under any enhanced return funding program in connection with the termination of the advisory agreement or sale or foreclosure of assets financed thereunder. On October 12, 2021, Ashford Trust entered into an amendment to the senior secured credit facility with Oaktree which, among other items, suspended Ashford Trust's obligation to subordinate fees due under the advisory agreement if at any point there is no accrued interest outstanding or any accrued dividends on any of Ashford Trust's preferred stock and Ashford Trust has sufficient unrestricted cash to repay in full all outstanding loans due under Ashford Trust's senior secured credit facility.

Ashford Trust may also terminate the advisory agreement at any time, including during the 10-year initial term, without the payment of a termination fee, upon customary events of default and our failure to cure during certain cure periods, such as our default in performance of material obligations, the filing of bankruptcy or a dissolution action and other events, as outlined in the advisory agreement.

Upon any termination of the advisory agreement, we are required to cooperate with and assist Ashford Trust in executing an orderly transition of the management of its assets to a new advisor, providing a full accounting of all accounts held in the name of or on behalf of Ashford Trust, returning any funds held on behalf of Ashford Trust (other than the termination fee escrow account, if applicable) and returning any and all of the books and records of Ashford Trust.

Upon a Liquidated Damages Event (as defined in the Third Amended and Restated Advisory Agreement) Ashford Trust shall pay to the Company the Liquidated Damages Amount (as defined in the Third Amended and Restated Advisory Agreement), which amount, less any outstanding amount owed by the Company to Ashford Trust as a result of a judgment, plus reimbursable costs and expenses, shall be deemed liquidated damages and the parties shall have no further obligations under the Third Amended and Restated Advisory Agreement.

The advisory agreement also provides that if: (i) Ashford Trust enters into a letter of intent or definitive agreement that upon consummation would constitute a change of control; (ii) the Ashford Trust board recommends that Ashford Trust's stockholders accept a third-party tender offer that would, if consummated, result in a third-party beneficially owning 35% or more of Ashford Trust's voting stock; or (iii) a third-party otherwise becomes a beneficial owner of 35% or more of Ashford Trust voting stock, then we are entitled to transfer Ashford Trust cash to an escrow account in an amount sufficient to pay the termination fee and other amounts set forth in the advisory agreement.

Base Fees under our Advisory Agreement with Ashford Trust. Ashford Trust is required, on a monthly basis, to pay a fee (the "Base Fee") in an amount equal to 1/12 of (i) 0.70% of the Total Market Capitalization (as defined below) of Ashford Trust for the prior month, plus (ii) the Net Asset Fee Adjustment (as defined below), if any, on the last day of the prior month during which the advisory agreement was in effect; provided, however in no event shall the Base Fee for any month be less than the Trust Minimum Base Fee (as defined below).

The "Total Market Capitalization" of Ashford Trust for any period is calculated as:

(a)   to the extent Ashford Trust common stock is listed for trading on a national securities exchange for every day during any period for which the Total Market Capitalization is to be calculated, the amount calculated as:

(i)   the average of the volume-weighted average price per share of common stock for Ashford Trust for each trading day of the period ("Average VWAP") multiplied by the average number of shares of common stock and common units outstanding during such applicable period, on a fully diluted basis (assuming all common units and long term incentive partnership units in Ashford Trust OP that have achieved economic parity with common units in the applicable operating partnership have been converted into shares of common stock and including any shares of common stock issuable upon conversion of any convertible preferred stock where the conversion price is less than Average VWAP), plus

(ii)   the average for the applicable period of the aggregate principal amount of the consolidated indebtedness of Ashford Trust (including its proportionate share of debt of any entity that is not consolidated but excluding its joint venture partners' proportionate share of consolidated debt), plus

(iii)   the average for the applicable period of the liquidation value of any outstanding preferred equity of Ashford Trust (excluding any convertible preferred stock where the conversion price is less than Average VWAP).

(b)   to the extent Ashford Trust common stock is not listed for trading on a national securities exchange (due to any reason, including but not limited to delisting by the New York Stock Exchange or the occurrence of a change of control) for any day during any period for which the Total Market Capitalization is to be calculated, the greater of: (i) the weighted average Gross Asset Value of all the Ashford Trust's assets on each day during such period; or (ii) the Total Market Capitalization as calculated pursuant to paragraph (a) of this definition on the last day on which common stock was listed for trading on a national securities exchange, regardless of whether this day occurred during the applicable period.

"Gross Asset Value" shall mean, with respect to any of Ashford Trust's assets as of any date, the undepreciated carrying value of all such assets including all cash and cash equivalents and capitalized leases and any property and equipment leased to subsidiaries of Ashford Trust to facilitate the purchase of any Ashford Trust Enhanced Return Hotel Asset (as defined below) as reflected on the most recent balance sheet and accompanying footnotes of Ashford Trust filed with the SEC or prepared by the Company in accordance with GAAP consistent with its performance of its duties under the advisory agreement without giving effect to any impairments plus the publicly disclosed purchase price (excluding any net working capital and transferred property and equipment reserves) of any assets acquired after the date of the most recent balance sheet and all capital expenditures made (to the extent not already reflected in the carrying value of the asset) with respect to an asset since the date of its acquisition for any improvements or for additions thereto, that have a useful life of more than one year and that are required to be capitalized under GAAP.

"Net Asset Fee Adjustment" shall be equal to (i) the product of the Sold Non-ERFP Asset Amount (as more particularly defined in the advisory agreement, but generally equal to the net sales prices of real property (other than any asset the purchase of which was funded in part by the Ashford Trust ERFP Agreement ("Ashford Trust Enhanced Return Hotel Assets")) sold or disposed of after the date of the Ashford Trust ERFP Agreement, commencing with and including the first such sale) and 0.70% plus (ii) the product of the Sold ERFP Asset Amount (as more particularly defined in the advisory agreement, but generally equal to the net sales prices of Ashford Trust Enhanced Return Hotel Assets sold or disposed of after the date of the Ashford Trust ERFP Agreement, commencing with and including the first such sale) and 1.07%.

The "Trust Minimum Base Fee" for each month beginning January 1, 2021 or thereafter will be equal to the greater of:

(i)   90% of the base fee paid for the same month in the prior year; and

(ii)   1/12th of the "G&A ratio" for the most recently completed fiscal quarter multiplied by the Total Market Capitalization of Ashford Trust on the last balance sheet date included in Ashford Trust's most recent Form 10-Q or Form 10-K filing.

The "G&A ratio" is calculated as the simple average of the ratios of total general and administrative expenses, including any dead deal costs, less any non-cash expenses, paid in the applicable quarter by each member of a select peer group, divided by the total market capitalization of such peer group member. The peer group for Ashford Trust may be adjusted from time-to-time by mutual agreement between us and a majority of the independent directors of Ashford Trust.

Term and Termination of our Advisory Agreement with Braemar. The initial stated term of the advisory agreement with Braemar is 10 years and will expire, unless otherwise extended or earlier terminated, on January 24, 2027. The advisory agreement with Braemar provides for seven successive additional 10-year renewal terms upon written notice to Braemar, given at least 210 days prior to the expiration of the then-current term. The advisory agreement may be terminated by Braemar, with no termination fee due and payable, under the following circumstances: (i) upon our conviction (including a plea or nolo contendere) by a court of competent jurisdiction of a felony; (ii) if we commit an act of fraud against Braemar, convert the funds of Braemar or act in a manner constituting gross negligence in the performance of our material duties under the advisory agreement (including a failure to act); (iii) if we undergo a Bankruptcy Event (as defined in the advisory agreement); or (iv) upon the entry by a court of a final non-appealable order awarding monetary damages to Braemar based on a finding that we committed a material breach or default of a material term, condition, obligation or covenant of the advisory agreement, which breach or default had a material adverse effect.

Upon the closing of a change of control with respect to Braemar (as defined in the advisory agreement), either party may terminate the advisory agreement, and Braemar will be required to pay us all fees and expense reimbursements due and owing through the date of termination as well as a termination fee equal to the greater of:

 (i)   12 multiplied by (ii) the sum of (A) our Net Earnings (as defined below) for the 12-month period ending on the last day of the fiscal quarter preceding the termination date of the advisory agreement ("LTM Period") and (B) to the extent not included in Net Earnings, any incentive fees under the advisory agreement that have accrued or are accelerated but have not yet been paid at the time of termination of the advisory agreement;

(ii)   the quotient of (A) our total market capitalization (as defined in the advisory agreement) on the trading day immediately preceding the date of payment of the termination fee, divided by (B) our Adjusted EBITDA for the LTM Period (which for purposes of this paragraph shall include the EBITDA (adjusted on a comparable basis to our Adjusted EBITDA)) for the same LTM Period of any person that we acquired a beneficial ownership interest in during the applicable measurement period, in the same proportion as our beneficial ownership of the acquired person, multiplied by (ii) Net Earnings for the LTM Period plus, to the extent not included in Net Earnings, any incentive fees under the advisory agreement that have accrued or are accelerated but have not yet been paid at the time of termination of the advisory agreement; and

(iii)   the simple average, for the three years preceding the fiscal year in which the termination fee is due, of (i) the quotient of (A) our total market capitalization on the trading day immediately preceding the date of payment of the termination fee, divided by (B) our Adjusted EBITDA for the LTM Period multiplied by (ii) Net Earnings for the LTM Period plus, to the extent not included in Net Earnings, any incentive fees under the advisory agreement that have accrued or are accelerated but have not yet been paid at the time of termination of the advisory agreement.

For purposes of this calculation, "Net Earnings" is generally defined in the advisory agreement as (A) the total base fees and incentive fees, plus any other revenues reported on our income statement as pertaining to the advisory agreement (in each case, in accordance with GAAP) including all EBITDA of us and our affiliates and certain of our subsidiaries from providing any additional services to Braemar and its affiliates, less (B) the total incremental expenses determined in accordance with the advisory agreement, in each case for the LTM Period (adjusted assuming (i) the agreement was in place for the full LTM Period if it otherwise was not and (ii) all contracts providing for fees owing to us by Braemar were in place for the full LTM Period if they otherwise were not and all fees payable under such contracts shall be annualized as such). In the event we acquire a beneficial ownership interest in a person that reported on its income statement revenues derived from Braemar, then the revenues received by such acquired person from Braemar for the full LTM Period shall be included within clause (A) of the definition of Net Earnings in the same proportion as our beneficial ownership of the acquired person.

Any such termination fee will be payable on or before the termination date.

Upon any termination of the advisory agreement, we are required to cooperate with and assist Braemar in executing an orderly transition of the management of its assets to a new advisor, providing a full accounting of all accounts held in the name of or on behalf of such company, returning any funds held on behalf of such company and returning any and all of the books and records of such company. Braemar will be responsible for paying all accrued fees and expenses and will be subject to certain non-solicitation obligations with respect to our employees upon any termination of the applicable advisory agreement other than termination as a result of change of control of our company.

The advisory agreement also provides that if: (a) Braemar enters a letter of intent or definitive agreement that upon consummation would constitute a change of control; (b) the Braemar board recommends that Braemar's stockholders accept a third-party tender offer that would, if consummated, result in a third-party beneficially owning 35% or more of Braemar's voting stock; or (c) a third-party otherwise becomes a beneficial owner of 35% or more of Braemar voting stock, then we are entitled to transfer Braemar cash to an escrow account in an amount sufficient to pay the termination fee and other amounts set forth in the advisory agreement.

Base Fees under our Advisory Agreement with Braemar. Braemar is required to pay, on a monthly basis, a fee (the "Base Fee") in an amount equal to 1/12th of the sum of (i) 0.70% of the Total Market Capitalization (as defined below) of Braemar for the prior month, plus (ii) the Net Asset Fee Adjustment (as defined below), if any, on the last day of the prior month during which the advisory agreement was in effect; provided, however, in no event shall the Base Fee for any month be less than the Braemar Minimum Base Fee (as defined below).

The "Total Market Capitalization" of Braemar for any period is calculated on a monthly basis as follows:

(a)   to the extent Braemar common stock is listed for trading on a national securities exchange for every day during any period for which the Total Market Capitalization is to be calculated, the amount calculated as:

(i)   the average of the volume-weighted average price per share of common stock for Braemar for each trading day of the period ("Average VWAP") multiplied by the average number of shares of common stock and common units outstanding during such applicable period, on a fully diluted basis (assuming all common units and long term incentive partnership units in the applicable operating partnership which have achieved economic parity with common units in the applicable operating partnership have been converted into shares of common stock and including any shares of common stock issuable upon conversion of any convertible preferred stock where the conversion price is less than the Average VWAP), plus

(ii)   the average for the applicable period of the aggregate principal amount of the consolidated indebtedness of Braemar (including its proportionate share of debt of any entity that is not consolidated but excluding its joint venture partners' proportionate share of consolidated debt), plus

(iii)   the average for the applicable period of the liquidation value of any outstanding preferred equity of Braemar (excluding any shares of common stock issuable upon conversion of any convertible preferred stock of Braemar where the conversion price is less than the Average VWAP).

(b)   to the extent Braemar common stock is not listed for trading on a national securities exchange (due to any reason, including but not limited to delisting by the New York Stock Exchange or the occurrence of a change of control) for any day during any period for which the Total Market Capitalization is to be calculated, the greater of: (i) the weighted average Gross Asset Value of all Braemar's assets on each day during such period; or (ii) the Total Market Capitalization as calculated pursuant to paragraph (a) of this definition on the last day on which common stock was listed for trading on a national securities exchange, regardless of whether this day occurred during the applicable period.

"Gross Asset Value" shall mean, with respect to any of Braemar's assets as of any date, the undepreciated carrying value of all such assets including all cash and cash equivalents and capitalized leases and any property and equipment leased to subsidiaries of Braemar to facilitate the purchase of any Enhanced Return Hotel Asset as reflected on the most recent balance sheet and accompanying footnotes of Braemar filed with the SEC or prepared by the Advisor in accordance with GAAP consistent with its performance of its duties under the advisory agreement without giving effect to any impairments plus the publicly disclosed purchase price (excluding any net working capital and transferred property and equipment reserves) of any assets acquired after the date of the most recent balance sheet and all capital expenditures made (to the extent not already reflected in the carrying value of the asset) with respect to an asset since the date of its acquisition for any improvements or for additions thereto, that have a useful life of more than one year and that are required to be capitalized under GAAP.

"Net Asset Fee Adjustment" shall be equal to (i) the product of the Sold Non-ERFP Asset Amount (as more particularly defined in the advisory agreement, but generally equal to the net sales prices of real property (other than any Enhanced Return Hotel Assets) sold or disposed of after the date of the ERFP Agreement, commencing with and including the first such sale) and 0.70% plus (ii) the product of the Sold ERFP Asset Amount (as more particularly defined in the advisory agreement, but generally equal to the net sales prices of Enhanced Return Hotel Assets sold or disposed of after the date of the ERFP Agreement, commencing with and including the first such sale) and 1.07%.

The "Braemar Minimum Base Fee" for each month will be equal to the greater of:

(i)   90% of the base fee paid for the same month in the prior year; or

(ii)   1/12th of the "G&A ratio" for the most recently completed fiscal quarter multiplied by the total market capitalization of Braemar on the last balance sheet date included in Braemar's most recent Form 10-Q or Form 10-K filing.

The "G&A ratio" is calculated as the simple average of the ratios of total general and administrative expenses, including any dead deal costs, less any non-cash expenses, paid in the applicable fiscal quarter by each member of a select peer group, divided by the total market capitalization of such peer group member. The peer group for each company may be adjusted from time to time by mutual agreement between us and a majority of the independent directors of Braemar. Each month's base fee is determined based on prior month results and is payable in cash on the fifth business day of the month for which the fee is applied.

Term and Termination of our Advisory Agreement with Stirling. The stated term of the advisory agreement with Stirling is one year from the effective date of December 6, 2023 subject to an unlimited number of successive, automatic one-year renewals unless terminated by the Company or Stirling's board of directors. Stirling's related party transactions committee, composed of all of Stirling's independent directors, will evaluate the performance of the Company and the terms of the advisory agreement annually in connection with the automatic renewal of the advisory agreement. The advisory agreement may be terminated (i) immediately by Stirling upon a material breach of advisory agreement by the Company; (ii) immediately by Stirling for fraud or, criminal conduct, in the event of any gross negligence, bad faith, willful misconduct or reckless disregard on the part of the Company in the performance of its duties under the advisory agreement, or upon the bankruptcy of the Company; (iii) upon 60 days' written notice without cause or penalty by a majority vote of Stirling's independent members of the board of directors; or (iv) upon 60 days' written notice by the Company.

The advisory agreement shall be binding on successors to Stirling resulting from a change in control or sale of all or substantially all the Stirling's assets, and shall likewise be binding on any successor to the Company.

Upon termination, the Company shall be entitled to receive from Stirling within 30 days after the effective date of such termination all unpaid reimbursements of expenses and all earned but unpaid fees payable to the Company prior to termination of the advisory agreement. The Company shall be required to cooperate with and assist Stirling in executing an orderly transition of the management of its assets to a new advisor, providing a full accounting of all accounts held in the name of or on behalf of such company, returning any funds held on behalf of such company and returning any and all of the books and records of such company.

Base Fees under our Advisory Agreement with Stirling. Stirling is required to pay to the Company, on a monthly basis, a fee (the "Base Fee") in an amount equal to 1.25% of the aggregate net asset value ("NAV") of Stirling's common shares and Stirling OP's units, excluding Stirling's Class E Common Shares ("Class E Common Shares") and Stirling OP's Class E Units ("Class E Units"), before giving effect to any accruals for any fees or distributions.

The Base Fee may be paid, at the Company's election, in cash or cash equivalent aggregate NAV amounts of Class E Common Shares or Class E Units. If the Company elects to receive any portion of its Base Fee in Class E Common Shares or Class E Units, the Company may elect to have Stirling repurchase such Class E Common Shares or Class E Units from the Company at a later date at a repurchase price per Class E Common Share or Class E Unit, as applicable, equal to the NAV per Class E Common Share. Class E Common Shares and Class E Units obtained by the Company will not be subject to the repurchase limits of Stirling's share repurchase plan or any reduction or penalty for an early repurchase.

In the event the advisory agreement is terminated or its term expires without renewal, the Company will be entitled to receive its prorated Base Fee through the date of termination. Such pro ration shall take into account the number of days of any partial calendar month or calendar year for which advisory agreement was in effect.

Incentive Fee under the Advisory Agreements with Ashford Trust and Braemar. Incentive advisory fees are measured annually in each year that Ashford Trust's and/or Braemar's annual total stockholder return ("TSR") exceeds the average annual total stockholder return for each company's respective peer group, subject to the FCCR Condition, as defined in the advisory agreements. Incentive advisory fees are paid over a three-year period and each payment is subject to the FCCR Condition. For purposes of this calculation, Ashford Trust's TSR is calculated using a year-end stock price equal to the closing price of its common stock on the last trading day of the year as compared to the closing stock price of its common stock on the last trading day of the prior year, in each case assuming all dividends on the common stock during such period are reinvested into additional shares of common stock of Ashford Trust on the day such dividends are paid. Braemar's TSR is calculated as the sum, expressed as a percentage, of: (A) the change in the Braemar common stock price during the applicable period; plus (B) the dividend yield paid during the applicable period (determined by dividing dividends paid during the applicable period by

Braemar's common stock price at the beginning of the applicable period and including the value of any dividends or distributions with respect to Braemar common stock not paid in cash valued in the reasonable discretion of Ashford LLC). The average TSR for each member of such company's peer group is calculated in the same manner and for the same time period, and the simple average for the entire peer group is used.

The annual incentive fee is calculated as (i) 5% of the amount (expressed as a percentage but in no event greater than 25%) by which the annual TSR of Ashford Trust or Braemar, as applicable, exceeds the average TSR for its respective peer group, multiplied by (ii) the fully diluted equity value of such company at December 31 of the applicable year. To determine the fully diluted equity value, we assume that all units in the operating partnership of Ashford Trust or Braemar, as applicable, including Long-Term Incentive Plan ("LTIP") units that have achieved economic parity with the common units, if any, converted into common stock and that the per share value of each share of common stock of such company is equal to the closing price of its stock on the last trading day of the year. The incentive fee, if any, that is subject to the FCCR Condition, is payable in arrears in three equal annual installments with the first installment payable on January 15 following the applicable year for which the incentive fee relates and on January 15 of the next two successive years. Notwithstanding the foregoing, upon any termination of the advisory agreement for any reason, any unpaid incentive fee (including any incentive fee as measured for the stub period ending on the termination date) will become fully earned and immediately due and payable without regard to the FCCR Condition. Except in the case when the incentive fee is payable on the date of termination of this Agreement, up to 50% of the incentive fee may be paid by each Ashford Trust or Braemar, at the option of such entity, in shares of its common stock or common units of the applicable operating partnership of such entity, with the balance payable in cash, unless at the time for payment of the incentive fee:

(i)   we or our affiliates own common stock or common units in an amount (determined with reference to the closing price of the common stock of each Ashford Trust or Braemar, as applicable, on the last trading day of the year) greater than or equal to three times the base fee for the preceding four quarters,

(ii)   payment in such securities would cause us to be subject to the provisions of the Investment Company Act, or

(iii)   payment in such securities would not be legally permissible for any reason; in which case, the entire Incentive Fee will be paid by Ashford Trust or Braemar in cash.

Upon the determination of the incentive fee, except in the case of any termination of the advisory agreement in which case the incentive fee for the stub period and all unpaid installments of an incentive fee shall be deemed earned by us and fully due and payable by Ashford Trust and Braemar, as applicable, each one-third installment of the incentive fee shall not be deemed earned by us or otherwise payable by Ashford Trust or Braemar, as applicable, unless such entity, as of the December 31 immediately preceding the due date for the payment of the incentive fee installment, has met the FCCR Condition requiring an FCCR of 0.20x or greater. For purposes of this calculation, FCCR is the ratio of adjusted EBITDA for the previous four consecutive fiscal quarters to fixed charges, which includes all (i) such entity and its subsidiaries' interest expense, (ii) such entity and its subsidiaries' regularly scheduled principal payments, other than balloon or similar principal payments which repay indebtedness in full and payments under cash flow mortgages applied to principal and (iii) preferred dividends paid by such entity.

Performance Participation under the Advisory Agreement with Stirling. So long as the advisory agreement with Stirling has not been terminated, Stirling REIT Special Limited Partner LLC, a Delaware limited partnership and affiliate of the Company, will hold a performance participation interest in Stirling OP that entitles it to receive an allocation from Stirling OP equal to 12.5% of the total return on certain classes of Stirling OP units, subject to certain terms described in Stirling's Private Placement Memorandum. Such allocation will be measured on a calendar year basis, made quarterly and accrued monthly. The Company may allocate up to 50% of the performance participation interest to its employees.

Equity Compensation. To incentivize our employees, officers, consultants, non-employee directors, affiliates and representatives to achieve the goals and business objectives of each of Ashford Trust and Braemar, as established by the boards of directors of such entities, in addition to the base fee and the incentive fee described above, the boards of directors of each of Ashford Trust and Braemar have the authority to make annual equity awards and, during the first and second fiscal quarters of calendar years 2022, 2023 and 2024, cash incentive compensation directly to our employees, officers, consultants and non-employee directors, based on achievement of certain financial and other objectives established by such board of directors.

Expense Reimbursement. We are responsible for all wages, salaries, cash bonus payments and benefits related to our employees providing services to Ashford Trust or Braemar (including any of the officers of Ashford Trust or Braemar who are also officers or employees of our company), with the exception of any equity compensation and, during the first and second fiscal quarters of calendar years 2022, 2023 and 2024, cash incentive compensation that may be awarded by Ashford Trust or Braemar to our employees. We are also responsible for the provision of certain internal audit, asset management and risk management services and the international office expenses described below. Ashford Trust and Braemar are each responsible to pay or reimburse us monthly for all other costs we incur on behalf of such entities or in connection with the performance of our services and duties to such companies, including, without limitation, tax, legal, accounting, advisory, investment banking and other third-party professional fees, director fees, insurance (including errors and omissions insurance and any other insurance required pursuant to the terms of the advisory agreements), debt service, taxes, underwriting, brokerage, reporting, registration, listing fees and charges, travel and entertainment expenses, conference sponsorships, transaction diligence and closing costs, dead deal costs, dividends, office space, the cost of all equity awards or compensation plans established by such companies, including the value of awards made by companies to our employees, and any other costs which are reasonably necessary for the performance by us of our duties and functions, including any expenses incurred by us to comply with new or revised laws or governmental rules or regulations that impose additional duties on Ashford Trust or Braemar or us in our capacity as advisor to such entities. In addition, each of Ashford Trust and Braemar pays a pro rata share of our office overhead and administrative expenses incurred in the performance of our duties and functions under the advisory agreements. There is no specific limitation on the amount of such reimbursements.

In addition to the expenses described above, each of Ashford Trust and Braemar are required to reimburse us monthly for its pro rata share (as reasonably agreed to between us and a majority of the independent directors of such company or its audit committee, chairman of its audit committee or lead director) of all reasonable international office expenses, overhead, personnel costs, travel and other costs directly related to our non-executive personnel who are located internationally or that oversee the operations of international assets or related to our personnel that source, investigate or provide diligence services in connection with possible acquisitions or investments internationally. Such expenses include but are not limited to, salary, wages, payroll taxes and the cost of employee benefit plans. We also pay for the costs associated with Ashford Trust's current chairman emeritus, which includes a $700,000 annual stipend and the cost of all benefits currently available to him, as well as reimbursement for reasonable expenses incurred by him in connection with his service to Ashford Trust.

With respect to Stirling, the Company will advance on Stirling's behalf certain of its organizational and offering expenses and general and administrative expenses through December 31, 2024, at which point Stirling will reimburse the Company for all such advanced expenses ratably over the 60 months following such date.

Additional Services. If, and to the extent that, either Ashford Trust or Braemar requests us to render services on behalf of such company other than those required to be rendered by us under the advisory agreement, including, but not limited to, certain services provided by Ashford Services, such additional services will be compensated separately, at market rates, as defined in the advisory agreements.

The Ashford Trademark. We have a proprietary interest in the "Ashford" trademark, and we agreed to license its use to each of Ashford Trust and Braemar. If at any time Ashford Trust or Braemar ceases to retain us to perform advisory services for them, within 60 days following receipt of written request from us, such entity must cease to conduct business under or use the "Ashford" name or logo, as well as change its name and the names of any of its subsidiaries to a name that does not contain the name "Ashford."

Our Hotel Management Agreements, Project Management Agreements and Mutual Exclusivity Agreements with each of Ashford Trust and Braemar

Ashford Trust Hotel Management Agreement

General. Remington has a master hotel management agreement with Ashford Trust (the "Ashford Trust Master Hotel Management Agreement.") Pursuant to the Ashford Trust Master Hotel Management Agreement, Remington manages 61 of Ashford Trust's 90 hotel properties as of December 31, 2023. The Ashford Trust Master Hotel Management Agreement will also govern the management of hotels Ashford Trust acquires in the future that are managed by Remington, which has the right to manage and operate hotel properties Ashford Trust acquires in the future unless Ashford Trust's independent directors either (i) unanimously elect not to engage Remington, or (ii) by a majority vote, elect not to engage Remington because they have determined, in their reasonable business judgment, (A) special circumstances exist such that it would be in Ashford Trust's best interest not to engage Remington for the particular hotel, or (B) based on the prior performance of Remington, another manager could perform the management duties materially better than Remington for the particular hotel. See "Our Hotel Management Agreements, Project Management Agreements and Mutual Exclusivity Agreements with each of Ashford Trust and Braemar— Ashford Trust Hotel Management Mutual Exclusivity Agreement-—Exclusivity Rights of Remington."

Term. The Ashford Trust Master Hotel Management Agreement provides for an initial term of 10 years as to each hotel governed by the agreement. The term may be renewed by Remington, at its option, subject to certain performance tests, for three successive periods of seven years each and, thereafter, a final term of four years, provided that at the time the option to renew is exercised, Remington is not then in default under the Ashford Trust Master Hotel Management Agreement. If at the time of the exercise of any renewal period, Remington is in default, then the exercise of the renewal option will be conditional on timely cure of such default, and if such default is not timely cured, then Ashford Trust's TRS lessee may terminate the Ashford Trust Master Hotel Management Agreement regardless of the exercise of such option and without the payment of any fee or liquidated damages. If Remington desires to exercise any option to renew, it must give Ashford Trust's taxable REIT subsidiary ("TRS") lessee written notice of its election to renew the Ashford Trust Master Hotel Management Agreement no less than 90 days before the expiration of the then-current term of the Ashford Trust Master Hotel Management Agreement.

Amounts Payable under the Ashford Trust Master Hotel Management Agreement. Remington receives a base management fee, and if the hotels meet and exceed certain thresholds, an additional incentive fee. The base management fee for each hotel will be due monthly and will be equal to the greater of:

- $17,000 (increased annually based on consumer price index adjustments); or

- 3% of the gross revenues associated with that hotel for the related month.

The incentive management fee, if any, for each hotel will be due annually in arrears within 90 days of the end of the fiscal year and will be equal to the lesser of (i) 1% of gross revenues and (ii) the amount by which the actual house profit (gross operating profit of the applicable hotel before deducting management fees or franchise fees) exceeds the target house profit as set forth in the annual operating budget approved for the applicable fiscal year. If, however, based on actual operations and revised forecasts from time to time, it is reasonably anticipated that the incentive fee is reasonably expected to be earned, the TRS lessee shall pay the incentive fee pro rata on a monthly basis.

Termination. The Ashford Trust Master Hotel Management Agreement may be terminated as to one or more of the hotels earlier than the stated term if certain events occur, including:

- a sale of a hotel;

- the failure of Remington to satisfy certain performance standards;

- for the convenience of Ashford Trust's TRS lessee;

- in the event of a casualty to, condemnation of, or force majeure involving a hotel; or

- upon a default by Remington or Ashford Trust that is not cured prior to the expiration of any applicable cure periods.

In certain cases of early termination of the Ashford Trust Master Hotel Management Agreement with respect to one or more of the hotels, Ashford Trust must pay Remington termination fees, plus any amounts otherwise due to Remington pursuant to the terms of the Ashford Trust Master Hotel Management Agreement. Ashford Trust will be obligated to pay termination fees in the circumstances described below, provided that Remington is not then in default, subject to certain cure and grace periods:

Sale. If any hotel subject to the Ashford Trust Master Hotel Management Agreement is sold during the first 12 months of the date such hotel becomes subject to the Ashford Trust Master Hotel Management Agreement, Ashford Trust's TRS lessee may terminate the Ashford Trust Master Hotel Management Agreement with respect to such sold hotel, provided that it pays to Remington an amount equal to the management fee (both base fees and incentive fees) estimated to be payable to Remington with respect to the applicable hotel pursuant to the then-current annual operating budget for the balance of the first year of the term. If any hotel subject to the Ashford Trust Master Hotel Management Agreement is sold at any time after the first year of the term and the TRS lessee terminates the master management agreement with respect to such hotel, Ashford Trust's TRS lessee will have no obligation to pay any termination fees.

Casualty. If any hotel subject to the Ashford Trust Master Hotel Management Agreement is the subject of a casualty during the first year of the initial 10-year term and the TRS lessee elects not to rebuild, then Ashford Trust must pay to Remington the termination fee, if any, that would be owed if the hotel had been sold. However, after the first year of the initial 10-year term, if a hotel is the subject of a casualty and the TRS lessee elects not to rebuild the hotel even though sufficient casualty insurance proceeds are available to do so, then the TRS lessee must pay to Remington a termination fee equal to the product obtained by multiplying (i) 65% of the aggregate management fees (both base fees and incentive fees) estimated to be paid to Remington with respect to the applicable hotel pursuant to the then-current annual operating budget (but in no event less than the management fees for the preceding full fiscal year) by (ii) nine.

Condemnation or Force Majeure. In the event of a condemnation of, or the occurrence of any force majeure event with respect to, any of the hotels, the TRS lessee has no obligation to pay any termination fees if the Ashford Trust Master Hotel Management Agreement terminates as to those hotels.

Failure to Satisfy Performance Test. If any hotel subject to the Ashford Trust Master Hotel Management Agreement fails to satisfy a certain performance test, the TRS lessee may terminate the Ashford Trust Master Hotel Management Agreement after the base 10 year term of the Ashford Trust hotel management agreement applicable to and with respect to such hotel, and in such case, the TRS lessee must pay to Remington an amount equal to 60% of the product obtained by multiplying (i) 65% of the aggregate management fees (both base fees and incentive fees) estimated to be paid to Remington with respect to the applicable hotel pursuant to the then-current annual operating budget (but in no event less than the management fees for the preceding full fiscal year) by (ii) nine. Remington will have failed the performance test with respect to a particular hotel if during any fiscal year during the term (i) such hotel's gross operating profit margin for such fiscal year is less than 75% of the average gross operating profit margins of comparable hotels in similar markets and geographical locations, as reasonably determined by Remington and the TRS lessee, and (ii) such hotel's RevPAR yield penetration is less than 80%. Upon a performance test failure, the TRS lessee must give Remington two years to cure. If, after the first year, the performance test failure has not been cured, then the TRS lessee may, in order not to waive any such failure, require Remington to engage a consultant with significant hotel lodging experience reasonably acceptable to both Remington and the TRS lessee, to make a determination as to whether or not another management company could manage the hotel in a materially more efficient manner. If the consultant's determination is in the affirmative, then Remington must engage such consultant to assist with the cure of such performance failure for the second year of the cure period after that failure. If the consultant's determination is in the negative, then Remington will be deemed not to be in default under the performance test. The cost of such consultant will be shared by the TRS lessee and Remington equally. If Remington fails the performance test for the second year of the cure period and, after that failure, the consultant again makes a finding that another management company could manage the hotel in a materially more efficient manner than Remington, then the TRS lessee has the right to terminate the Ashford Trust hotel management agreement after the base 10 year term of the Ashford Trust hotel management agreement applicable to and with respect to such hotel upon 45 days' written notice to Remington and to pay to Remington the termination fee described above. Further, if any hotel subject to the Ashford Trust hotel management agreement is within a cure period due to a failure of the performance test, an exercise of a renewal option shall be conditioned upon timely cure of the performance test failure, and if the performance failure is not timely cured, the TRS lessee may elect to terminate the Ashford Trust Hotel Management Agreement after the base 10 year term of the Ashford Trust Hotel Management Agreement applicable to and with respect to such hotel without paying any termination fee.

For Convenience. With respect to any hotel managed by Remington pursuant to the Ashford Trust Master Hotel Management Agreement, if the TRS lessee elects for convenience to terminate the management of such hotel, at any time, including during any renewal term, the TRS lessee must pay a termination fee to Remington, equal to the product of (i) 65% of the aggregate management fees for such hotel (both base fees and incentive fees) estimated to be payable to Remington with respect to the applicable hotel pursuant to the then-current annual operating budget (but in no event less than the management fees for the preceding full fiscal year) and (ii) nine.

If the Ashford Trust Master Hotel Management Agreement terminates as to all of the hotels covered in connection with a default under the Ashford Trust Master Hotel Management Agreement, the Ashford Trust hotel management MEA (as defined below) can also be terminated at the non-defaulting party's election. See "Our Hotel Management Agreements, Project Management Agreements and Mutual Exclusivity Agreements with each of Ashford Trust and Braemar—Ashford Trust Hotel Management Mutual Exclusivity Agreement with Remington."

Maintenance and Modifications. Remington must maintain each hotel in good repair and condition and make such routine maintenance, repairs and minor alterations as it deems reasonably necessary. The cost of all such routine maintenance, repairs and alterations will be paid by the TRS lessee. All non-routine repairs and maintenance, either to a hotel or its property and equipment pursuant to the capital improvement budget described below, will be managed by Premier pursuant to the Ashford Trust Project Management Agreement.

Insurance. Remington must coordinate with the TRS lessee the procurement and maintenance of all workers' compensation, employer's liability and other appropriate and customary insurance related to its operations as a hotel manager, the cost of which is the responsibility of the TRS lessee.

Assignment and Subleasing. Neither Remington nor the TRS lessee may assign or transfer the Ashford Trust Master Hotel Management Agreement without the other party's prior written consent. However, Remington may assign its rights and obligations to an affiliate that satisfies the eligible independent contractor requirements and is "controlled" by Mr. Monty J. Bennett, his father Mr. Archie Bennett, Jr., or their respective family partnerships or trusts, the sole members or beneficiaries of which are at all times lineal descendants of Messrs. Monty J. Bennett or Archie Bennett, Jr. (including step children) and spouses. "Controlled" means (i) the possession of a majority of the capital stock (or ownership interest) and voting power of such affiliate, directly or indirectly, or (ii) the power to direct or cause the direction of the management and policies of such affiliate in the capacity of chief executive officer, president, chairman, or other similar capacity where they are actively engaged or involved in providing such direction or control and spend a substantial amount of time managing such affiliate. No assignment will release Remington from any of its obligations under the Ashford Trust Master Hotel Management Agreement.

Damage to Hotels. If any of our insured properties is destroyed or damaged, the TRS lessee is obligated, subject to the requirements of the underlying lease, to repair or replace the damaged or destroyed portion of the hotel to the same condition as existed prior to such damage or destruction. If the lease relating to such damaged hotel is terminated pursuant to the terms of the lease, the TRS lessee has the right to terminate the Ashford Trust Master Hotel Management Agreement with respect to such damaged hotel upon 60 days' written notice. In the event of a termination, neither the TRS lessee nor Remington will have any further liabilities or obligations under the Ashford Trust Master Hotel Management Agreement with respect to such damaged hotel, except that Ashford Trust may be obligated to pay to Remington a termination fee, as described above. If the Ashford Trust Master Hotel Management Agreement remains in effect with respect to such damaged hotel, and the damage does not result in a reduction of gross revenues at the hotel, the TRS lessee's obligation to pay management fees will be unabated. If, however, the Ashford Trust Master Hotel Management Agreement remains in effect with respect to such damaged hotel, but the damage does result in a reduction of gross revenues at the hotel, the TRS lessee will be entitled to partial, pro rata abatement of the management fees while the hotel is being repaired.

Condemnation of a Property or Force Majeure. If all or substantially all of a hotel is subject to a total condemnation or a partial taking that prevents use of the property as a hotel, the Ashford Trust Master Hotel Management Agreement, with respect to such hotel, will terminate, subject to the requirements of the applicable lease. In the event of termination, neither the TRS lessee nor Remington will have any further rights, remedies, liabilities or obligations under the Ashford Trust Master Hotel Management Agreement with respect to such hotel. If any partial taking of a property does not make it unreasonable to continue to operate the hotel, there is no right to terminate the Ashford Trust Master Hotel Management Agreement. If there is an event of force majeure or any other cause beyond the control of Remington that directly involves a hotel and has a significant adverse effect upon the continued operations of that hotel, then the Ashford Trust Master Hotel Management Agreement may be terminated by the TRS lessee. In the event of such a termination, neither the TRS lessee nor Remington will have any further rights, remedies, liabilities or obligations under the Ashford Trust Master Hotel Management Agreement with respect to such hotel.

Annual Operating Budget. The Ashford Trust Master Hotel Management Agreement provides that not less than 45 days prior to the beginning of each fiscal year during the term of the Ashford Trust Master Hotel Management Agreement, Remington will submit to the TRS lessee for each of the hotels, an annual operating budget setting forth in detail an estimated profit and loss statement for each of the next 12 months (or for the balance of the fiscal year in the event of a partial first fiscal year), including a schedule of hotel room rentals and other rentals and a marketing and business plan for each of the hotels. The budget is subject to the TRS lessee approval, which may not be unreasonably withheld. The budget may be revised from time to time, taking into account such circumstances as the TRS lessee deems appropriate or as business and operating conditions shall demand, subject to the reasonable approval of Remington.

Capital Improvement Budget. Remington must prepare a capital improvement budget of the expenditures necessary for replacement of property and equipment and building repairs for the hotels during the following fiscal year and provide such budget to the relevant TRS lessee and landlord for approval at the same time Remington submits the proposed annual operating budget for approval by TRS lessee. Remington may not make any other expenditures for these items without the relevant TRS lessee and landlord approval, except expenditures which are provided in the capital improvements budget or are required by reason of any (i) emergency, (ii) applicable legal requirements, (iii) the terms of any franchise agreement or (iv) are otherwise required for the continued safe and orderly operation of Ashford Trust's hotels.

Indemnity Provisions. Remington has agreed to indemnify the TRS lessee against all damages not covered by insurance that arise from: (i) the fraud, willful misconduct or gross negligence of Remington subject to certain limitations; (ii) infringement by Remington of any third-party's intellectual property rights; (iii) employee claims based on a substantial violation by Remington of employment laws or that are a direct result of the corporate policies of Remington; (iv) the knowing or reckless placing, discharge, leakage, use or storage of hazardous materials in violation of applicable environmental laws on or in any of our hotels by Remington; or (v) the breach by Remington of the Ashford Trust Master Hotel Management

Agreement, including action taken by Remington beyond the scope of its authority under the Ashford Trust Master Hotel Management Agreement, which is not cured.

Except to the extent indemnified by Remington as described in the preceding paragraph, the TRS lessee will indemnify Remington against all damages not covered by insurance and that arise from: (i) the performance of Remington's services under the Ashford Trust Master Hotel Management Agreement; (ii) the condition or use of Ashford Trust's hotels; (iii) certain liabilities to which Remington is subjected, including pursuant to the WARN Act, in connection with the termination of the Ashford Trust Master Hotel Management Agreement; (iv) all employee cost and expenses; or (v) any claims made by an employee of Remington against Remington that are based on a violation or alleged violation of the employment laws.

Events of Default. Events of default under the Ashford Trust Master Hotel Management Agreement include:

- The TRS lessee or Remington files a voluntary bankruptcy petition, or experiences a bankruptcy-related event not discharged within 90 days.

- The TRS lessee or Remington fails to make any payment due under the Ashford Trust Master Hotel Management Agreement, subject to a 10-day notice and cure period.

- The TRS lessee or Remington fails to observe or perform any other term of the Ashford Trust Master Hotel Management Agreement, subject to a 30-day notice and cure period. There are certain instances in which the 30-day notice and cure period can be extended to up to 120 days.

- Remington does not qualify as an "eligible independent contractor" as such term is defined in Section 856(d)(9) of the Internal Revenue Code.

If an event of default occurs and continues beyond any grace period, the non-defaulting party will have the option of terminating the Ashford Trust Master Hotel Management Agreement, on 30 days' notice to the other party.

To minimize conflicts between Ashford Trust and Remington on matters arising under the Ashford Trust Master Hotel Management Agreement, Ashford Trust's Corporate Governance Guidelines provide that any waiver, consent, approval, modification, enforcement matters or elections which Ashford Trust may make pursuant to the terms of the Ashford Trust Master Hotel Management Agreement shall be within the exclusive discretion and control of a majority of the independent members of the board of directors (or higher vote thresholds specifically set forth in such agreements). In addition, Ashford Trust's board of directors has established a Related Party Transaction Committee comprised solely of independent members of Ashford Trust's board of directors to review all related party transactions that involve conflicts. The Related Party Transaction Committee can deny a new proposed related party transaction or recommend for approval by the independent members of Ashford Trust's board of directors. All related party transactions must be approved by the independent members of Ashford Trust's board of directors.

Ashford Trust Hotel Management Mutual Exclusivity Agreement

General. Remington has a mutual exclusivity agreement with Ashford Trust (the "Ashford Trust hotel management MEA") which gives Ashford Trust a first right of refusal to purchase any lodging-related investments identified by Remington and any of its affiliates that meet Ashford Trust's initial investment criteria, and Ashford Trust agrees to engage Remington to provide hotel management for hotels Ashford Trust acquired or invested in, to the extent that Ashford Trust has the right or control the right to direct such matters.

Term. The initial term of the Ashford Trust hotel management MEA is 10 years from November 19, 2013. This term automatically extends for three additional renewal periods of seven years each and a final renewal period of four years, for a total of up to 35 years. The agreement may be sooner terminated because of:

- an event of default (see "Events of Default");

- a party's early termination rights (see "Early Termination"); or

- a termination of all the Ashford Trust master hotel management agreements between TRS lessee and Remington because of an event of default under the Ashford Trust Master Hotel Management Agreement that affects all properties (see "Relationship with Ashford Trust Master Hotel Management Agreement").

Modification of Investment Guidelines. In the event that Ashford Trust materially modifies its initial investment guidelines without the written consent of Remington, which consent may be withheld at its sole and absolute discretion, and may further be subject to the consent of Braemar, Remington will have no obligation to present or offer Ashford Trust investment opportunities at any time thereafter. Instead, Remington, subject to the superior rights of Braemar or any other party with which Remington may have an existing agreement, shall use their reasonable discretion to determine how to allocate investment opportunities it identifies. In the event Ashford Trust materially modifies its investment guidelines without the written consent of Remington, Braemar will have superior rights to investment opportunities identified by Remington, and Ashford Trust will no longer retain preferential treatment to investment opportunities identified by Remington. A material modification for this purpose means any modification of Ashford Trust's initial investment guidelines to be competitive with Braemar's investment guidelines.

Our Exclusivity Rights. Remington and Mr. Monty J. Bennett have granted Ashford Trust a first right of refusal to pursue certain lodging investment opportunities identified by Remington or its affiliates (including Mr. Bennett), including opportunities to buy hotel properties, to buy land and build hotels, or to otherwise invest in hotel properties that satisfy Ashford Trust's initial investment guidelines and are not considered excluded transactions pursuant to the Ashford Trust hotel management MEA. If investment opportunities are identified and are subject to the Ashford Trust hotel management MEA, and Ashford Trust has not materially modified its initial investment guidelines without the written consent of Remington, then Remington Lodging, Mr. Bennett and their affiliates, as the case may be, will not pursue those opportunities (except as described below) and will give Ashford Trust a written notice and description of the investment opportunity, and Ashford Trust will have 10 business days to either accept or reject the investment opportunity. If Ashford Trust rejects the opportunity, Remington may then pursue such investment opportunity, subject to a right of first refusal in favor of Braemar pursuant to an existing agreement between Braemar and Remington, on materially the same terms and conditions as offered to Ashford Trust. If the terms of such investment opportunity materially change, then Remington must offer the revised investment opportunity to Ashford Trust, whereupon Ashford Trust will have 10 business days to either accept or reject the opportunity on the revised terms.

Reimbursement of Costs. If Ashford Trust accepts an investment opportunity from Remington, Ashford Trust will be obligated to reimburse Remington or its affiliates for the actual out-of-pocket and third-party costs and expenses paid by Remington or its affiliates in connection with such investment opportunity, including any earnest money deposits, but excluding any finder's fee, brokerage fee, development fee or other compensation paid by Remington or its affiliates. Remington must submit to Ashford Trust an accounting of the costs in reasonable detail.

Exclusivity Rights of Remington. If Ashford Trust elects to pursue an investment opportunity that consists of the management and operation of a hotel property or acquisition of debt, or making of a loan, with respect to such hotel property, Ashford Trust will hire Remington to provide such services unless Ashford Trust's independent directors either (i) unanimously elect not to engage Remington, or (ii) by a majority vote, elect not to engage Remington because they have determined, in their reasonable business judgment, (A) special circumstances exist such that it would be in Ashford Trust's best interest not to engage Remington for the particular hotel, or (B) based on the prior performance of Remington, another manager or developer could perform the management duties materially better than Remington for the particular hotel. In return, Remington has agreed that it will provide those services.

Excluded Investment Opportunities. The following are excluded from the Ashford Trust hotel management MEA and are not subject to any exclusivity rights or right of first refusal:

• With respect to Remington, an investment opportunity where Ashford Trust's independent directors have unanimously voted not to engage Remington as the manager or developer.

• With respect to Remington, an investment opportunity where Ashford Trust's independent directors, by a majority vote, have elected not to engage Remington as the manager or developer based on their determination, in their reasonable business judgment, that special circumstances exist such that it would be in Ashford Trust's best interest not to engage Remington with respect to the particular hotel.

• With respect to Remington, an investment opportunity where Ashford Trust's independent directors, by a majority vote, have elected not to engage Remington as the manager or developer because they have determined, in their reasonable business judgment, that another manager or developer could perform the management, development or other duties materially better than Remington for the particular hotel, based on Remington's prior performance.

• Existing hotel investments of Remington or its affiliates with any of their existing joint venture partners, investors or property owners.

• Existing bona fide arm's length third-party management arrangements (or arrangements for other services) of Remington or any of its affiliates with third parties other than Ashford Trust and its affiliates.

- Like-kind exchanges made pursuant to existing contractual obligations by any of the existing joint venture partners, investors or property owners in which Remington or its affiliates have an ownership interest, provided that Remington provides Ashford Trust with notice 10 days prior to such transaction.

Management or Development. If Ashford Trust hires Remington to manage or operate a hotel, it will be pursuant to the terms of the Ashford Trust Master Hotel Management Agreement agreed to between Ashford Trust and Remington.

Events of Default. Each of the following is a default under the Ashford Trust hotel management MEA:

- Ashford Trust or Remington experience a bankruptcy-related event;

- Ashford Trust fails to reimburse Remington as described under "Reimbursement of Costs," subject to a 30-day cure period; and

- Ashford Trust or Remington does not observe or perform any other term of the agreement, subject to a 30-day cure period (which may be increased to a maximum of 120 days in certain instances).

If a default occurs, the non-defaulting party will have the option of terminating the Ashford Trust hotel management MEA subject to 30 days' written notice and pursuing its rights and remedies under applicable law.

Early Termination. Remington has the right to terminate the exclusivity rights granted to Ashford Trust if:

- Mr. Monty J. Bennett is removed without cause as chairman of Ashford Trust's board of directors or is not re-appointed to such position, or he resigns as chairman of its board of directors for good reason or as a result of a change of control, or the employment agreement of Mr. Monty J. Bennett with the Company is not renewed;

- Mr. Archie Bennett Jr. is removed as Chairman Emeritus or Ashford Trust breaches the Chairman Emeritus Agreement dated January 7, 2013;

- upon expiration of the non-compete restrictions contained in the employment agreement of Mr. Monty J. Bennett;

- Mr. Monty J. Bennett is no longer chairman of the board of Ashford Trust and subject to the non-compete restrictions in his employment agreement, and three times in any fiscal year during the term of the Ashford Trust hotel management MEA, in any combination of the following: (i) Ashford Trust's independent directors elect not to pursue a Remington transaction (as specified in the Ashford Trust hotel management MEA) or elect not to engage Remington with respect to the management opportunities part of a Remington transaction which Ashford Trust has elected to pursue pursuant to the Ashford Trust hotel management MEA, or (ii) Ashford Trust fails to close on a Remington transaction presented to Ashford Trust, and the failure to close is caused by an Ashford Trust affiliate; or

- Ashford Trust terminates the Remington exclusivity rights pursuant to the terms of the Ashford Trust hotel management MEA.

Ashford Trust may terminate the exclusivity rights granted to Remington if:

- Remington fails to qualify as an "eligible independent contractor" as defined in Section 856(d)(9) of the Internal Revenue Code and for that reason, Ashford Trust terminates the Ashford Trust Master Hotel Management Agreement with Remington;

- If Mr. Monty J. Bennett resigns as chief executive officer and chairman of the board of directors of Ashford Trust without good reason or if Mr. Monty J. Bennett's employment agreement with the Company is terminated for cause;

- Ashford Trust experiences a change in control provided that Ashford Trust first pays to Remington the termination fees payable in connection with a termination for convenience pursuant to the Ashford Trust hotel management MEA; and

- Remington terminates Ashford Trust's exclusivity rights pursuant to the terms of the Ashford Trust hotel management MEA or the Ashford Trust Master Hotel Management Agreement for all of the properties then covered.

Assignment. The Ashford Trust hotel management MEA may not be assigned by any of the parties without the prior written consent of the other parties, provided that Remington can assign its interest in the Ashford Trust hotel management MEA, without the written consent of the other parties, to a "manager affiliate entity" as that term is defined in the agreement, so long as such affiliate qualifies as an "eligible independent contractor" at the time of such transfer.

Relationship with Ashford Trust Master Hotel Management Agreement. The rights provided to Ashford Trust and to Remington in the Ashford Trust hotel management MEA may be terminated if the Ashford Trust Master Hotel Management Agreement between Ashford Trust and Remington terminates in its entirety because of an event of default as to all of the then-managed properties. A termination of Remington's management rights with respect to one or more hotels (but not all hotels) does not terminate the Ashford Trust hotel management MEA. A termination of the Ashford Trust hotel management MEA does not terminate the Ashford Trust Master Hotel Management Agreement either in part or in whole, and the Ashford Trust Master Hotel Management Agreement would continue in accordance with its terms as to the hotels covered, despite a termination of the Ashford Trust hotel management MEA.

Ashford Trust Project Management Agreement

Pursuant to our Ashford Trust Project Management Agreement, Ashford TRS Corporation, a subsidiary of Ashford Trust OP, and certain of its affiliates (collectively, "Ashford Trust TRS") has appointed Premier as its sole, exclusive and continuing manager to manage, coordinate, plan and execute the capital improvement budget and all major repositionings of hotels owned or leased by Ashford Trust TRS (collectively, "Ashford Trust Hotels") and to provide construction management, interior design, architectural, property and equipment purchasing, property and equipment expediting/freight management, property and equipment warehousing, and property and equipment installation and supervision services (collectively, "Project Services").

The Ashford Trust Project Management Agreement provides that Premier shall be paid a design and construction fee equal to four percent of the total project costs associated with the implementation of the capital improvement budget (both hard and soft) payable monthly in arrears based upon the prior calendar month's total expenditures under the capital improvement budget until such time that the capital improvement budget and/or renovation project involves the expenditure of an amount in excess of five percent of the gross revenues of the applicable Ashford Trust Hotel, whereupon the design and construction fee shall be reduced to three percent of the total project costs in excess of the five percent of gross revenue threshold. In addition, the Ashford Trust Project Management Agreement provides that Premier shall also provide to Ashford Trust Hotels the following services, and shall be paid the following fees: (i) architectural (6.5% of total construction costs); (ii) construction management for projects without a general contractor (10% of total construction costs); (iii) interior design (6% of the purchase price of the property and equipment designed or selected by Premier); and (iv) property and equipment purchasing (8% of the purchase price of the property and equipment purchased by Premier; provided that if the purchase price exceeds $2.0 million for a single hotel in a calendar year, then the purchasing fee is reduced to 6% of the property and equipment purchase price in excess of $2.0 million for such hotel in such calendar year).

The Ashford Trust Project Management Agreement provides for an initial term of 10 years as to each hotel governed by the agreement. The term may be renewed by Premier, at its option, for three successive periods of seven years each and, thereafter, a final term of four years, provided that at the time the option to renew is exercised, Premier is not then in default under the Ashford Trust Project Management Agreement. In certain cases of early termination of the Ashford Trust Project Management Agreement with respect to one or more of the hotels, Ashford Trust must pay Premier termination fees as described in the Ashford Trust Project Management Agreement, plus any amounts otherwise due to Premier.

Ashford Trust Project Management Mutual Exclusivity Agreement

Pursuant to our Ashford Trust Mutual Exclusivity Agreement, Premier has given Ashford Trust a first right of refusal to purchase any lodging-related investments identified by Premier and any of its affiliates that meet Ashford Trust's initial investment criteria, and Ashford Trust has agreed to engage Premier to provide development and construction, capital improvement, refurbishment, project management and other services, such as purchasing, interior design, freight management, and construction management, for hotels Ashford Trust acquires or invests in, to the extent that Ashford Trust has the right or controls the right to direct such matters, unless Ashford Trust's independent directors either: (i) unanimously vote not to hire Premier; or (ii) based on special circumstances or past performance, by a majority vote elect not to engage Premier because they had determined, in their reasonable business judgment, that it would not be in Ashford Trust's best interest to engage Premier or that another manager or developer could perform the project management or development duties materially better.

The Ashford Trust Mutual Exclusivity Agreement provides for a term ending August 29, 2027, including extensions exercised to date. The term will be automatically extended for one seven year period and, thereafter, a final term of four years, provided that at the time of any such extension an event of default under the Ashford Trust Mutual Exclusivity Agreement does not exist.

Braemar Hotel Master Hotel Management Agreement

General. Remington has a master hotel management agreement with Braemar (the "Braemar Master Hotel Management Agreement"). Pursuant to the Braemar Master Hotel Management Agreement, Remington currently manages the Pier House Resort & Spa, the Bardessono Hotel & Spa, Hotel Yountville, and Cameo Beverly Hills. The Braemar Master Hotel Management Agreement will also govern the management of hotels Braemar acquires in the future that are managed by Remington, which has the right to manage and operate hotel properties Braemar acquires in the future unless Braemar's independent directors either (i) unanimously elect not to engage Remington, or (ii) by a majority vote, elect not to engage

Remington because they have determined, in their reasonable business judgment, (A) special circumstances exist such that it would be in Braemar's best interest not to engage Remington for the particular hotel, or (B) based on the prior performance of Remington, another manager or developer could perform the management duties materially better than Remington for the particular hotel. See "Our Hotel Management Agreements, Project Management Agreements and Mutual Exclusivity Agreements with each of Ashford Trust and Braemar—Braemar Hotel Management Mutual Exclusivity Agreement with Remington—Exclusivity Rights of Remington."

Term. The Braemar Master Hotel Management Agreement provides for an initial term of 10 years as to each hotel governed by the agreement. The term may be renewed by Remington, at its option, subject to certain performance tests, for three successive periods of seven years each and, thereafter, a final term of four years, provided that at the time the option to renew is exercised, Remington is not then in default under the Braemar Master Hotel Management Agreement. If at the time of the exercise of any renewal period, Remington is in default, then the exercise of the renewal option will be conditional on timely cure of such default, and if such default is not timely cured, then Braemar's TRS lessee may terminate the Braemar Master Hotel Management Agreement regardless of the exercise of such option and without the payment of any fee or liquidated damages. If Remington desires to exercise any option to renew, it must give Braemar's TRS lessee written notice of its election to renew the Braemar Master Hotel Management Agreement no less than 90 days before the expiration of the then-current term of the Braemar Master Hotel Management Agreement.

Amounts Payable under the Braemar Master Hotel Management Agreement. Remington receives a base management fee, and if the hotels meet and exceed certain thresholds, an additional incentive fee. The base management fee for each hotel will be due monthly and will be equal to the greater of:

- $17,000 (increased annually based on consumer price index adjustments); or

- 3% of the gross revenues associated with that hotel for the related month.

The incentive management fee, if any, for each hotel will be due annually in arrears within 90 days of the end of the fiscal year and will be equal to the lesser of (i) 1% of gross revenues and (ii) the amount by which the actual house profit (gross operating profit of the applicable hotel before deducting management fees or franchise fees) exceeds the target house profit as set forth in the annual operating budget approved for the applicable fiscal year, except with respect to hotels where Remington takes over management upon acquisition by Braemar, in which case, for the first five years, the incentive management fee to be paid to Remington, if any, is the amount by which the hotel's actual house profit exceeds the projected house profit for such calendar year as set forth in our acquisition pro forma. If, however, based on actual operations and revised forecasts from time to time, it is reasonably anticipated that the incentive fee is reasonably expected to be earned, the TRS lessee will consider payment of the incentive fee pro rata on a quarterly basis.

Termination. The Braemar Master Hotel Management Agreement may be terminated as to one or more of the hotels earlier than the stated term if certain events occur, including:

- a sale of a hotel;

- the failure of Remington to satisfy certain performance standards;

- for the convenience of Braemar's TRS lessee;

- in the event of a casualty to, condemnation of, or force majeure involving a hotel; or

- upon a default by Remington or Braemar that is not cured prior to the expiration of any applicable cure periods.

In certain cases of early termination of the Braemar Master Hotel Management Agreement with respect to one or more of the hotels, Braemar must pay Remington termination fees, plus any amounts otherwise due to Remington pursuant to the terms of the Braemar Master Hotel Management Agreement. Braemar will be obligated to pay termination fees in the circumstances described below, provided that Remington is not then in default, subject to certain cure and grace periods:

Sale. If any hotel subject to the Braemar Master Hotel Management Agreement is sold during the first 12 months of the date such hotel becomes subject to the Braemar Master Hotel Management Agreement, Braemar's TRS lessee may terminate the Braemar Master Hotel Management Agreement with respect to such sold hotel, provided that it pays to Remington an amount equal to the management fee (both base fees and incentive fees) estimated to be payable to Remington with respect to the applicable hotel pursuant to the then-current annual operating budget for the balance of the first year of the term. If any hotel subject to the Braemar Master Hotel Management Agreement is sold at any time after the first year of the term and the TRS lessee terminates the master hotel management agreement with respect to such hotel, Braemar's TRS lessee will have no obligation to pay any termination fees.

Casualty. If any hotel subject to the Braemar Master Hotel Management Agreement is the subject of a casualty during the first year of the initial 10-year term and the TRS lessee elects not to rebuild, then Braemar must pay to Remington the termination fee, if any, that would be owed if the hotel had been sold. However, after the first year of the initial 10-year term, if a hotel is the subject of a casualty and the TRS lessee elects not to rebuild the hotel even though sufficient casualty insurance proceeds are available to do so, then the TRS lessee must pay to Remington a termination fee equal to the product obtained by multiplying (i) 65% of the aggregate management fees (both base fees and incentive fees) estimated to be paid to Remington with respect to the applicable hotel pursuant to the then-current annual operating budget (but in no event less than the management fees for the preceding full fiscal year) by (ii) nine.

Condemnation or Force Majeure. In the event of a condemnation of, or the occurrence of any force majeure event with respect to, any of the hotels, the TRS lessee has no obligation to pay any termination fees if the Braemar Master Hotel Management Agreement terminates as to those hotels.

Failure to Satisfy Performance Test. If any hotel subject to the Braemar Master Hotel Management Agreement fails to satisfy a certain performance test, the TRS lessee may terminate the Braemar Master Hotel Management Agreement with respect to such hotel, and in such case, the TRS lessee must pay to Remington an amount equal to 60% of the product obtained by multiplying (i) 65% of the aggregate management fees (both base fees and incentive fees) estimated to be paid to Remington with respect to the applicable hotel pursuant to the then-current annual operating budget (but in no event less than the management fees for the preceding full fiscal year) by (ii) nine. Remington will have failed the performance test with respect to a particular hotel if during any fiscal year during the term (i) such hotel's gross operating profit margin for such fiscal year is less than 75% of the average gross operating profit margins of comparable hotels in similar markets and geographical locations, as reasonably determined by Remington and the TRS lessee, and (ii) such hotel's RevPAR yield penetration is less than 80%. Upon a performance test failure, the TRS lessee must give Remington two years to cure. If, after the first year, the performance test failure has not been cured, then the TRS lessee may, in order not to waive any such failure, require Remington to engage a consultant with significant hotel lodging experience reasonably acceptable to both Remington and the TRS lessee, to make a determination as to whether or not another management company could manage the hotel in a materially more efficient manner. If the consultant's determination is in the affirmative, then Remington must engage such consultant to assist with the cure of such performance failure for the second year of the cure period after that failure. If the consultant's determination is in the negative, then Remington will be deemed not to be in default under the performance test. The cost of such consultant will be shared by the TRS lessee and Remington equally. If Remington fails the performance test for the second year of the cure period and, after that failure, the consultant again makes a finding that another management company could manage the hotel in a materially more efficient manner than Remington, then the TRS lessee has the right to terminate the Braemar hotel management agreement with respect to such hotel upon 45 days' written notice to Remington and to pay to Remington the termination fee described above. Further, if any hotel subject to the Braemar hotel management agreement is within a cure period due to a failure of the performance test, an exercise of a renewal option shall be conditioned upon timely cure of the performance test failure, and if the performance failure is not timely cured, the TRS lessee may elect to terminate the Braemar hotel management agreement without paying any termination fee.

For Convenience. With respect to any hotel managed by Remington pursuant to the Braemar Master Hotel Management Agreement, if the TRS lessee elects for convenience to terminate the management of such hotel, at any time, including during any renewal term, the TRS lessee must pay a termination fee to Remington, equal to the product of (i) 65% of the aggregate management fees for such hotel (both base fees and incentive fees) estimated to be payable to Remington with respect to the applicable hotel pursuant to the then-current annual operating budget (but in no event less than the management fees for the preceding full fiscal year) and (ii) nine.

If the Braemar Master Hotel Management Agreement terminates as to all of the hotels covered in connection with a default under the Braemar Master Hotel Management Agreement, the Braemar hotel management MEA (as defined below) can also be terminated at the non-defaulting party's election. See "Our Hotel Management Agreements, Project Management Agreements and Mutual Exclusivity Agreements with each of Ashford Trust and Braemar—Braemar Hotel Management Mutual Exclusivity Agreement with Remington."

Maintenance and Modifications. Remington must maintain each hotel in good repair and condition and make such routine maintenance, repairs and minor alterations as it deems reasonably necessary. The cost of all such routine maintenance, repairs and alterations will be paid by the TRS lessee. All non-routine repairs and maintenance, either to a hotel or its property and equipment pursuant to the capital improvement budget described below, will be managed by Premier pursuant to the master project management agreement.

Insurance. Remington must coordinate with the TRS lessee the procurement and maintenance of all workers' compensation, employer's liability, and other appropriate and customary insurance related to its operations as a hotel manager, the cost of which is the responsibility of the TRS lessee.

Assignment and Subleasing. Neither Remington nor the TRS lessee may assign or transfer the Braemar Master Hotel Management Agreement without the other party's prior written consent. However, Remington may assign its rights and obligations to an affiliate that satisfies the eligible independent contractor requirements and is "controlled" by Mr. Monty J. Bennett, his father Mr. Archie Bennett, Jr., or their respective family partnerships or trusts, the sole members or beneficiaries of which are at all times lineal descendants of Messrs. Monty J. Bennett or Archie Bennett, Jr. (including step children) and spouses. "Controlled" means (i) the possession of a majority of the capital stock (or ownership interest) and voting power of such affiliate, directly or indirectly, or (ii) the power to direct or cause the direction of the management and policies of such affiliate in the capacity of chief executive officer, president, chairman, or other similar capacity where they are actively engaged or involved in providing such direction or control and spend a substantial amount of time managing such affiliate. No assignment will release Remington from any of its obligations under the Braemar Master Hotel Management Agreement.

Damage to Hotels. If any of our insured properties is destroyed or damaged, the TRS lessee is obligated, subject to the requirements of the underlying lease, to repair or replace the damaged or destroyed portion of the hotel to the same condition as existed prior to such damage or destruction. If the lease relating to such damaged hotel is terminated pursuant to the terms of the lease, the TRS lessee has the right to terminate the Braemar Master Hotel Management Agreement with respect to such damaged hotel upon 60 days' written notice. In the event of a termination, neither the TRS lessee nor Remington will have any further liabilities or obligations under the Braemar Master Hotel Management Agreement with respect to such damaged hotel, except that Braemar may be obligated to pay to Remington a termination fee, as described above. If the Braemar Master Hotel Management Agreement remains in effect with respect to such damaged hotel, and the damage does not result in a reduction of gross revenues at the hotel, the TRS lessee's obligation to pay management fees will be unabated. If, however, the Braemar Master Hotel Management Agreement remains in effect with respect to such damaged hotel, but the damage does result in a reduction of gross revenues at the hotel, the TRS lessee will be entitled to partial, pro rata abatement of the management fees while the hotel is being repaired.

Condemnation of a Property or Force Majeure. If all or substantially all of a hotel is subject to a total condemnation or a partial taking that prevents use of the property as a hotel, the Braemar Master Hotel Management Agreement, with respect to such hotel, will terminate, subject to the requirements of the applicable lease. In the event of termination, neither the TRS lessee nor Remington will have any further rights, remedies, liabilities or obligations under the Braemar Master Hotel Management Agreement with respect to such hotel. If any partial taking of a property does not make it unreasonable to continue to operate the hotel, there is no right to terminate the Braemar Master Hotel Management Agreement. If there is an event of force majeure or any other cause beyond the control of Remington that directly involves a hotel and has a significant adverse effect upon the continued operations of that hotel, then the Braemar Master Hotel Management Agreement may be terminated by the TRS lessee. In the event of such a termination, neither the TRS lessee nor Remington will have any further rights, remedies, liabilities or obligations under the Braemar Master Hotel Management Agreement with respect to such hotel.

Annual Operating Budget. The Braemar Master Hotel Management Agreement provides that not less than 45 days prior to the beginning of each fiscal year during the term of the Braemar Master Hotel Management Agreement, Remington will submit to the TRS lessee for each of the hotels, an annual operating budget setting forth in detail an estimated profit and loss statement for each of the next 12 months (or for the balance of the fiscal year in the event of a partial first fiscal year), including a schedule of hotel room rentals and other rentals and a marketing and business plan for each of the hotels. The budget is subject to the TRS lessee approval, which may not be unreasonably withheld. The budget may be revised from time to time, taking into account such circumstances as the TRS lessee deems appropriate or as business and operating conditions shall demand, subject to the reasonable approval of Remington.

Capital Improvement Budget. Remington must prepare a capital improvement budget of the expenditures necessary for replacement of property and equipment and building repairs for the hotels during the following fiscal year and provide such budget to the relevant TRS lessee and landlord for approval at the same time Remington submits the proposed annual operating budget for approval by TRS lessee. Remington may not make any other expenditures for these items without the relevant TRS lessee and landlord approval, except expenditures which are provided in the capital improvements budget or are required by reason of any (i) emergency, (ii) applicable legal requirements, (iii) the terms of any franchise agreement or (iv) are otherwise required for the continued safe and orderly operation of Braemar's hotels.

Indemnity Provisions. Remington has agreed to indemnify the TRS lessee against all damages not covered by insurance that arise from: (i) the fraud, willful misconduct or gross negligence of Remington subject to certain limitations; (ii) infringement by Remington of any third-party's intellectual property rights; (iii) employee claims based on a substantial violation by Remington of employment laws or that are a direct result of the corporate policies of Remington; (iv) the knowing or reckless placing, discharge, leakage, use or storage of hazardous materials in violation of applicable environmental laws on or in any of our hotels by Remington; or (v) the breach by Remington of the Braemar Master Hotel Management Agreement, including action taken by Remington beyond the scope of its authority under the Braemar Master Hotel Management Agreement, which is not cured.

Except to the extent indemnified by Remington as described in the preceding paragraph, the TRS lessee will indemnify Remington against all damages not covered by insurance and that arise from: (i) the performance of Remington's services under the Braemar Master Hotel Management Agreement; (ii) the condition or use of Braemar's hotels; (iii) certain liabilities to which Remington is subjected, including pursuant to the WARN Act, in connection with the termination of the Braemar Master Hotel Management Agreement; (iv) all employee cost and expenses; or (v) any claims made by an employee of Remington against Remington that are based on a violation or alleged violation of the employment laws.

Events of Default. Events of default under the Braemar Master Hotel Management Agreement include:

- The TRS lessee or Remington files a voluntary bankruptcy petition, or experiences a bankruptcy-related event not discharged within 90 days.

- The TRS lessee or Remington fails to make any payment due under the Braemar Master Hotel Management Agreement, subject to a 10-day notice and cure period.

- The TRS lessee or Remington fails to observe or perform any other term of the Braemar Master Hotel Management Agreement, subject to a 30-day notice and cure period. There are certain instances in which the 30-day notice and cure period can be extended to up to 120 days.

- Remington does not qualify as an "eligible independent contractor" as such term is defined in Section 856(d)(9) of the Internal Revenue Code.

If an event of default occurs and continues beyond any grace period, the non-defaulting party will have the option of terminating the Braemar Master Hotel Management Agreement, on 30 days' notice to the other party.

To minimize conflicts between Braemar and Remington on matters arising under the Braemar Master Hotel Management Agreement, Braemar's Corporate Governance Guidelines provide that any waiver, consent, approval, modification, enforcement matters or elections which Braemar may make pursuant to the terms of the Braemar Master Hotel Management Agreement shall be within the exclusive discretion and control of a majority of the independent members of the board of directors (or higher vote thresholds specifically set forth in such agreements). In addition, Braemar's board of directors has established a Related Party Transaction Committee comprised solely of independent members of Braemar's board of directors to review all related party transactions that involve conflicts. The Related Party Transaction Committee may make recommendations to the independent members of Braemar's board of directors (including rejection of any proposed transaction). All related party transactions are approved by either the Related Party Transaction Committee or the independent members of Braemar's board of directors.

Braemar Hotel Management Mutual Exclusivity Agreement

General. Remington has a mutual exclusivity agreement with Braemar (the "Braemar hotel management MEA") which gives Braemar a first right of refusal to purchase any lodging-related investments identified by Remington and any of its affiliates that meet Braemar's initial investment criteria, and Braemar agrees to engage Remington to provide hotel management for hotels Braemar acquired or invested in, to the extent that Braemar has the right or control the right to direct such matters.

Term. The initial term of the Braemar hotel management MEA is 10 years from November 19, 2013. This term automatically extends for three additional renewal periods of seven years each and a final renewal period of four years, for a total of up to 35 years. The agreement may be sooner terminated because of:

- an event of default (see "Events of Default"),

- a party's early termination rights (see "Early Termination"), or

- a termination of all the Braemar Master Hotel Management Agreements between TRS lessee and Remington because of an event of default under the Braemar Master Hotel Management Agreement that affects all properties (see "Relationship with Braemar Master Hotel Management Agreement").

Modification of Investment Guidelines. In the event that Braemar materially modifies its initial investment guidelines without the written consent of Remington, which consent may be withheld at its sole and absolute discretion, and may further be subject to the consent of Ashford Trust, Remington will have no obligation to present or offer Braemar investment opportunities at any time thereafter. Instead, Remington, subject to the superior rights of Ashford Trust or any other party with which Remington may have an existing agreement, shall use their reasonable discretion to determine how to allocate investment opportunities it identifies. In the event Braemar materially modifies its investment guidelines without the written consent of Remington, Ashford Trust will have superior rights to investment opportunities identified by Remington, and Braemar will no longer retain preferential treatment to investment opportunities identified by Remington. A material modification for this purpose means any modification of Braemar's initial investment guidelines to be competitive with Ashford Trust's investment guidelines.

Our Exclusivity Rights. Remington and Mr. Monty J. Bennett have granted Braemar a first right of refusal to pursue certain lodging investment opportunities identified by Remington or its affiliates (including Mr. Bennett), including opportunities to buy hotel properties, to buy land and build hotels, or to otherwise invest in hotel properties that satisfy Braemar's initial investment guidelines and are not considered excluded transactions pursuant to the Braemar hotel management MEA. If investment opportunities are identified and are subject to the Braemar hotel management MEA, and Braemar has not materially modified its initial investment guidelines without the written consent of Remington, then Remington, Mr. Bennett and their affiliates, as the case may be, will not pursue those opportunities (except as described below) and will give Braemar a written notice and description of the investment opportunity, and Braemar will have 10 business days to either accept or reject the investment opportunity. If Braemar rejects the opportunity, Remington may then pursue such investment opportunity, subject to a right of first refusal in favor of Ashford Trust pursuant to an existing agreement between Ashford Trust and Remington, on materially the same terms and conditions as offered to Braemar. If the terms of such investment opportunity materially change, then Remington must offer the revised investment opportunity to Braemar, whereupon Braemar will have 10 business days to either accept or reject the opportunity on the revised terms.

Reimbursement of Costs. If Braemar accepts an investment opportunity from Remington, Braemar will be obligated to reimburse Remington or its affiliates for the actual out-of-pocket and third-party costs and expenses paid by Remington or its affiliates in connection with such investment opportunity, including any earnest money deposits, but excluding any finder's fee, brokerage fee, development fee or other compensation paid by Remington or its affiliates. Remington must submit to Braemar an accounting of the costs in reasonable detail.

Exclusivity Rights of Remington. If Braemar elects to pursue an investment opportunity that consists of the management and operation of a hotel property, Braemar will hire Remington to provide such services unless Braemar's independent directors either (i) unanimously elect not to engage Remington, or (ii) by a majority vote, elect not to engage Remington because they have determined, in their reasonable business judgment, (A) special circumstances exist such that it would be in Braemar's best interest not to engage Remington for the particular hotel, or (B) based on the prior performance of Remington, another manager or developer could perform the management duties materially better than Remington for the particular hotel. In return, Remington has agreed that it will provide those services.

Excluded Investment Opportunities. The following are excluded from the Braemar hotel management MEA and are not subject to any exclusivity rights or right of first refusal:

- With respect to Remington, an investment opportunity where Braemar's independent directors have unanimously voted not to engage Remington as the manager or developer.

- With respect to Remington, an investment opportunity where Braemar's independent directors, by a majority vote, have elected not to engage Remington as the manager or developer based on their determination, in their reasonable business judgment, that special circumstances exist such that it would be in Braemar's best interest not to engage Remington with respect to the particular hotel.

- With respect to Remington, an investment opportunity where Braemar's independent directors, by a majority vote, have elected not to engage Remington as the manager or developer because they have determined, in their reasonable business judgment, that another manager or developer could perform the management, development or other duties materially better than Remington for the particular hotel, based on Remington's prior performance.

- Existing hotel investments of Remington or its affiliates with any of their existing joint venture partners, investors or property owners.

- Existing bona fide arm's length third-party management arrangements (or arrangements for other services) of Remington or any of its affiliates with third parties other than Braemar and its affiliates.

- Like-kind exchanges made pursuant to existing contractual obligations by any of the existing joint venture partners, investors or property owners in which Remington or its affiliates have an ownership interest, provided that Remington provides Braemar with notice 10 days prior to such transaction.

Management or Development. If Braemar hires Remington to manage or operate a hotel, it will be pursuant to the terms of the Braemar Master Hotel Management Agreement agreed to between Braemar and Remington.

Events of Default. Each of the following is a default under the Braemar hotel management MEA:

• Braemar or Remington experience a bankruptcy-related event;

• Braemar fails to reimburse Remington as described under "Reimbursement of Costs," subject to a 30-day cure period; and

• Braemar or Remington does not observe or perform any other term of the agreement, subject to a 30-day cure period (which may be increased to a maximum of 120 days in certain instances).

If a default occurs, the non-defaulting party will have the option of terminating the Braemar hotel management MEA subject to 30 days' written notice and pursuing its rights and remedies under applicable law.

Early Termination. Remington has the right to terminate the exclusivity rights granted to Braemar if:

• Mr. Monty J. Bennett is removed as Braemar's chairman of its board of directors or is not re-appointed to such position, or he resigns as chairman of its board of directors;

• Braemar terminates the Remington exclusivity rights pursuant to the terms of the Braemar hotel management MEA; or

• Braemar's advisory agreement with Ashford LLC is terminated for any reason pursuant to its terms and Mr. Monty J. Bennett is no longer serving as Braemar's chairman of its board of directors.

Braemar may terminate the exclusivity rights granted to Remington if:

• Remington fails to qualify as an "eligible independent contractor" as defined in Section 856(d)(9) of the Internal Revenue Code and for that reason, Braemar terminates the Braemar Master Hotel Management Agreement with Remington;

• Braemar experiences a change in control and terminates the Braemar Master Hotel Management Agreement between Braemar and Remington with respect to all hotels and have paid a termination fee equal to the product of (i) 65% of the aggregate management fees budgeted in the annual operating budget applied to the hotels for the full current fiscal year in which such termination is to occur for such hotels (both base fees and incentive fees, but in no event less than the base fees and incentive fees for the preceding full fiscal year) and (ii) nine;

• the Remington parties terminate Braemar's exclusivity rights pursuant to the terms of the Braemar hotel management MEA; or

• Braemar's advisory agreement with Ashford LLC is terminated for any reason pursuant to its terms and Mr. Monty J. Bennett is no longer serving as Braemar's chairman of its board of directors.

Assignment. The Braemar hotel management MEA may not be assigned by any of the parties without the prior written consent of the other parties, provided that Remington can assign its interest in the Braemar hotel management MEA, without the written consent of the other parties, to a "manager affiliate entity" as that term is defined in the agreement, so long as such affiliate qualifies as an "eligible independent contractor" at the time of such transfer.

Relationship with Braemar Master Hotel Management Agreement. The rights provided to Braemar and to Remington in the Braemar hotel management MEA may be terminated if the Braemar Master Hotel Management Agreement between Braemar and Remington terminates in its entirety because of an event of default as to all of the then-managed properties. A termination of Remington's management rights with respect to one or more hotels (but not all hotels) does not terminate the Braemar hotel management MEA. A termination of the Braemar hotel management MEA does not terminate the Braemar Master Hotel Management Agreement either in part or in whole, and the Braemar Master Hotel Management Agreement would continue in accordance with its terms as to the hotels covered, despite a termination of the Braemar hotel management MEA.

Braemar Project Management Agreement

Pursuant to the Braemar Project Management Agreement, Braemar TRS Corporation, a subsidiary of Braemar OP ("Braemar TRS") has appointed Premier as its sole, exclusive and continuing manager to manage, coordinate, plan and execute the capital improvement budget and all major repositionings of hotels owned or leased by Braemar TRS (collectively, "Braemar Hotels") and to provide Project Services.

The Braemar Project Management Agreement provides that Premier shall be paid a design and construction fee equal to four percent (4%) of the total project costs associated with the implementation of the capital improvement budget (both hard and soft) until such time that the capital improvement budget and/or renovation project involves the expenditure of an amount in excess of five percent (5%) of the gross revenues of the applicable Braemar Hotel, whereupon the design and construction fee shall be reduced to three percent (3%) of the total project costs in excess of the five percent (5%) of gross revenue threshold. In addition, the Braemar Project Management Agreement provides that Premier shall also provide to Braemar Hotels the following services and shall be paid the following fees: (i) architectural (6.5% of total construction costs); (ii) construction management for projects without a general contractor (10% of total construction costs); (iii) interior design (6% of the purchase price of the property and equipment designed or selected by Premier); and (iv) property and equipment purchasing (8% of the purchase price of property and equipment purchased by Premier; provided that if the purchase price exceeds $2.0 million for a single hotel in a calendar year, then the purchasing fee is reduced to 6% of the property and equipment purchase price in excess of $2.0 million for such hotel in such calendar year). Such fees will be payable monthly as the service is delivered based on percentage completion, as reasonably determined by Premier for each service, or payable as set forth in other agreements.

The Braemar Project Management Agreement provides for an initial term of 10 years as to each hotel governed by the agreement. The term may be renewed by Premier, at its option, for three successive periods of seven years each and, thereafter, a final term of four years, provided that at the time the option to renew is exercised, Premier is not then in default under the Braemar Project Management Agreement. In certain cases of early termination of the Braemar Project Management Agreement with respect to one or more of the hotels, Braemar must pay Premier termination fees as described in the Braemar Project Management Agreement, plus any amounts otherwise due to Premier.

Braemar Project Management Mutual Exclusivity Agreement

Pursuant to the Braemar Mutual Exclusivity Agreement, Premier has given Braemar a first right of refusal to purchase any lodging-related investments identified by Premier and any of its affiliates that meet Braemar's initial investment criteria, and Braemar has agreed to engage Premier to provide development and construction, capital improvement, refurbishment, project management and other services, such as purchasing, interior design, freight management, and construction management, for hotels Braemar acquires or invests in, to the extent that Braemar has the right or controls the right to direct such matters, unless Braemar's independent directors either: (i) unanimously vote not to hire Premier; or (ii) based on special circumstances or past performance, by a majority vote elect not to engage Premier because they had determined, in their reasonable business judgment, that it would not be in Braemar's best interest to engage Premier or that another manager or developer could perform the project management or development duties materially better.

The Braemar Mutual Exclusivity Agreement provides for an initial term until November 19, 2023. The initial term will be automatically extended for three successive periods of seven years each and, thereafter, a final term of four years, provided that at the time of any such extension an event of default under the Braemar Mutual Exclusivity Agreement does not exist.

The foregoing descriptions of the Amended and Restated Mutual Exclusivity Agreement with Remington Lodging, Mutual Exclusivity Agreements with Braemar and Ashford Trust, and Master Project Management Agreements with Braemar and Ashford Trust are qualified in their entirety by reference to the agreements, which have been included as exhibits to other documents filed with the SEC and are incorporated by reference to this Form 10-K.

Our Investor Rights Agreement, Merger and Registration Rights Agreement, Non-Competition Agreement, Transition Cost Sharing Agreement and Hotel Services Agreement with the Bennetts

Investor Rights Agreement

In connection with the acquisition of the hotel management business conducted by Remington Lodging which closed on November 6, 2019, the Company, Mr. Monty J. Bennett, Mr. Archie Bennett, Jr., MJB Investments, LP, Mr. James L. Cowen, Mr. Jeremy Welter, Mr. Mark A. Sharkey, Ms. Marissa A. Bennett and other related parties entered into an investor rights agreement (the "Investor Rights Agreement") governing the relationship of such parties subsequent to such closing. The Investor Rights Agreement supersedes and replaces the previously existing investor rights agreement, dated August 8, 2018, in all respects.

Board Designation Rights. For so long as the holders of Series D Convertible Preferred Stock (together with each person that succeeds to their respective interests as the result of a transfer permitted under the Investor Rights Agreement, the "Covered Investors") beneficially own no less than 20% of the issued and outstanding shares of our common stock (taking into account the Series D Convertible Preferred Stock on an as-converted basis), Mr. Monty J. Bennett, during his lifetime, and the Covered Investors holding 55% of the common stock (taking into account the Series D Convertible Preferred Stock on an as-converted basis held by all Covered Investors) thereafter, will be entitled to nominate one individual (other than Mr. Archie Bennett, Jr.), and Mr. Archie Bennett, Jr., during his lifetime, and the Covered Investors holding 55% of the common stock (taking into account the Series D Convertible Preferred Stock on an as-converted basis held by all Covered Investors) thereafter, will be entitled to nominate one individual (other than Mr. Archie Bennett, Jr.) for election as a member of our board of directors (each, a "Seller Nominee"). Initially, Mr. Monty J. Bennett will serve as the Seller Nominee of Mr. Monty J. Bennett, and Mr. W. Michael Murphy will serve as the Seller Nominee of Mr. Archie Bennett, Jr.

In the event we fail to pay the accrued preferred dividends on the Series D Convertible Preferred Stock for two consecutive quarterly periods, the Covered Investors agree that one of the two additional board designation rights arising under the Certificate of Designation (as defined below) shall be vested in Mr. Archie Bennett, Jr., during his lifetime, and the other such board designation right shall be vested in Mr. Monty J. Bennett, during his lifetime. In furtherance of the foregoing, each Covered Investor agrees that it will vote all of such Covered Investor's Series D Convertible Preferred Stock, and consent to any action by the holders of the Series D Convertible Preferred Stock without a meeting as permitted under appropriate state law, as may be directed Mr. Archie Bennett, Jr., or Mr. Monty J. Bennett, respectively, in connection with their designation of the individuals to fill such board seats.

Transfer Restrictions. For five years after the closing of the acquisition of Remington Lodging, each of the Covered Investors are prohibited from transferring our common stock or Series D Convertible Preferred Stock to any person that is or would become, together with such person's affiliates and associates, a beneficial owner of 10% or more of the then outstanding shares of our common stock, taking into account the Series D Convertible Preferred Stock on an as converted basis, except (i) to family members and in connection with estate planning, (ii) as a result of any voting agreement between Mr. Monty J. Bennett and Mr. Archie Bennett, Jr., (iii) transfers in which no transferee (or group of affiliated or associated transferees) would purchase or receive 2% or more of the outstanding voting shares of the Company, (iv) in connection with any widespread public distribution of shares of our common stock or Series D Convertible Preferred Stock registered under the Securities Act of 1933, as amended (the "Securities Act"), or (v) a transfer to any transferee that would beneficially own more than 50% of our outstanding common stock and Series D Convertible Preferred Stock without any transfer from a Covered Investor, unless such transfer restrictions have been waived by the affirmative vote of the majority of our stockholders that are not affiliates or associates of the Covered Investors.

Voting Limitations. The Holder Group Investors (as defined below) will not, subject to certain exceptions and until the aggregate voting power of the Holder Group Investors is less than 25% of the combined voting power of all of the outstanding voting securities of the Company on any given matter, until the fifth anniversary of the closing of the Transactions: (i) take any action, vote such Holder Group Investor's securities, or enter into any transaction, including by acting in consent with another person, that would result in the Company being treated as a "controlled company" under the applicable rules of the NYSE American nor (ii) take any action, vote such Holder Group Investor's securities, or into any transaction, including by acting in concert with another person, that results in the Company engaging in a Rule 13e-3 Transaction (as defined in the rules and regulations issued by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), provided, that the restriction set forth in this clause (ii) may be waived by the affirmative vote of a majority of the issued and outstanding shares of our voting stock (taking into account the Series D Convertible Preferred Stock on an as-converted basis) that are not beneficially owned by the Holder Group Investors (provided that, for purposes of clause (ii), our voting stock that is owned of record by Ashford Trust or Braemar shall not be deemed to be beneficially owned by the Holder Group Investors so long as the decision to vote such shares on such waiver is solely determined by a majority of the members of the board of directors of the applicable entity who are independent within the meaning of applicable rules of the NYSE American (or any exchange on which our voting stock is then listed) and do not have a material financial interest in such Rule 13e-3 Transaction (or a duly appointed board committee consisting only of such independent and disinterested board members)).

Put Option. Each Covered Investor has the option, exercisable with respect to each and every Change of Control (defined below) that may occur following the date of the Investor Rights Agreement, to sell to the Company all or any portion of the Series D Convertible Preferred Stock then owned by such Covered Investor (the "Change of Control Put Option") at any time during the ten business day consecutive period following the consummation of a Change of Control. "Change of Control" means, with respect to any Covered Investor, any of the following, in each case that was not voted for or consented to by such Covered Investor solely in its capacity as a stockholder of the Company (but not in any other capacity): (i) any person (other than Mr. Monty J. Bennett, Mr. Archie Bennett, Jr., MJB Investments, LP their controlled affiliates, any trust or other estate in which any of them has a substantial beneficial interest or as to which any of them serves as trustee or in a similar fiduciary capacity, any immediate family member of Mr. Monty J. Bennett or Mr. Archie Bennett, Jr., or any group (as defined in Rule 13d-5(b) under the Exchange Act)) acquires beneficial ownership of securities of the Company that, together with the securities of the Company previously beneficially owned by the first such person, constitutes more than 50% of the total voting power of our outstanding securities, or (ii) the sale, lease, transfer or other disposition (other than as collateral) of all or a majority of our (taken as a whole) assets or income or revenue generating capacity, other than to any direct or indirect majority-owned and controlled affiliate of the Company.

In the event that a Covered Investor exercises the Change of Control Put Option, the price to be paid by the Company to such exercising Covered Investor will be an amount, payable in cash or our common stock (at the election of such Covered Investor), equal to (i) $25.125, plus (ii) all accrued and unpaid dividends, plus (iii) in the event that a Change of Control Put Option is exercised prior to June 30, 2026, an additional amount equal to, initially, 24% of $25 until the first anniversary of the closing of the Transactions, with such percentage reduced by (A) 4% for each year thereafter, inclusive of the year in which the Change of Control Put Option is exercised, until the fourth anniversary of the closing of the Transactions and (B) 3% for each year thereafter until the sixth anniversary of the closing of the Transactions, at which time such percentage shall be 3% until June 30, 2026.

Preemptive Rights. The Investor Rights Agreement also provides that, except for issuances contemplated by the transaction documents entered into under the Combination Agreement, we will not issue any equity securities, rights to acquire equity securities of the Company or debt convertible into equity securities of the Company (collectively, the "New Securities"), unless we give the Bennetts and each person that succeeds to the interests of the Bennetts and certain permitted transferees ("Holder Group Investors") notice of its respective intention to issue New Securities and the right of such Holder Group Investor to acquire such Holder Group Investor's pro rata share of the New Securities.

Termination. The Investor Rights Agreement terminates by its terms on the earliest of (i) the written agreement of the Company and the Covered Investors holding in the aggregate 55% of the total number of shares of our common stock (taking into account the Series D Convertible Preferred Stock on an as converted basis) and (ii) the date on which the Covered Investors no longer own any of our common stock or Series D Convertible Preferred Stock; provided certain specified provisions will last for the time periods provided by their terms, and others will last indefinitely.

A Covered Investor will automatically cease to be bound by the Investor Rights Agreement solely in its capacity as a Covered Investor at such time as such Covered Investor no longer owns any of our common stock or any Series D Convertible Preferred Stock.

Merger and Registration Rights Agreement

In connection with the acquisition of the hotel management business conducted by Remington Lodging which closed on November 6, 2019, the Company, Ashford Merger Sub Inc., the Bennetts and the Covered Investors entered into the Merger and Registration Rights Agreement (the "Merger Agreement"). Pursuant to the Merger Agreement, the Company filed a registration statement on March 5, 2020 under the Securities Act to permit the resale of the Series D Convertible Preferred Stock and our common stock into which the Series D Convertible Preferred Stock is convertible. The registration statement was declared effective on March 12, 2020. We will use commercially reasonable efforts to cause the registration statement to remain available for the resale of the securities covered by the registration statements. In certain circumstances, including at any time that we are in possession of material nonpublic information, we will have the right to suspend sales under the registration statement.

Non-Competition Agreement

In connection with the acquisition of the hotel management business conducted by Remington Lodging which closed on November 6, 2019, the Company and the Bennetts entered into a non-competition agreement (the "Non-Competition Agreement"). Subject to certain exclusions, the Non-Competition Agreement provides that for a period of the later of five years following the closing of the Transactions, or three years following the date on which Mr. Monty J. Bennett is no longer our principal executive officer, each of Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. will not, and will cause its controlled affiliates not to, directly or indirectly (i) engage in, or have an interest in a person that engages directly or indirectly in, (a) the hotel management business conducted by Remington and its subsidiaries within the lodging industry, including hotel operations, sales and marketing, revenue management, budget oversight, guest service, asset maintenance (not involving capital expenditures) and related services conducted by Remington and its subsidiaries or (b) the design and construction business conducted by Premier, within the lodging industry, including construction management, interior design, architecture, and the purchasing, expediting, warehousing, freight management, installation and supervision of property and equipment, and related services, in each case in clause (a) or (b) anywhere in the United States (excluding certain passive investments and existing relationships); or (ii) intentionally interfere in any material respect with the business relationships between Remington, Premier and their respective customers, clients or vendors. Notwithstanding the foregoing, each of the Bennetts may, among other things, (A) freely pursue any opportunity to acquire ownership, directly or indirectly, in any interests in real properties in the lodging industry if such opportunity has been presented to the board of each of the Company, Ashford Trust and Braemar and none of the foregoing elect to pursue or participate in such opportunity and (B) with respect to any hotel properties in which the Bennetts, or any of their controlled affiliates, own, directly or indirectly (other than through their ownership interests in Ashford Trust or Braemar), in the aggregate at least a 5% interest (such hotel properties, "Bennett-Owned Properties"), each Bennett, and any of his controlled affiliates, directly or indirectly: (x) may self-manage the provision of hotel management business services or design and construction business services to such Bennett-Owned Properties, but may not provide any such services to any other hotels not constituting Bennett-Owned Properties, or (y) may require that the Company provide hotel management business services and design and construction business services pursuant to the terms of the Hotel Services Agreement (as defined below).

Transition Cost Sharing Agreement

In connection with the acquisition of the hotel management business conducted by Remington Lodging which closed on November 6, 2019, the Bennetts entered into a transition cost sharing agreement (the "Transition Cost Sharing Agreement") with us, pursuant to which the Company and Remington will provide the Bennetts with family office related services, including accounting, tax, legal and general office and administrative support services (collectively, the "Services") generally in accordance with Remington's past practice prior to the closing. The Bennetts will pay to the Company and Remington the actual costs incurred by the Company and Remington, including salaries, employment taxes and benefits applicable to the employees of the Company and Remington providing the Services, based on the percentage of time spent by such employees in providing the Services, relative to the time spent by such employees on matters not related to the Services, plus applicable allocated overhead and other expenses incurred, in each case without mark-up. Subject to certain exceptions, the Services are required to be provided by the Company and Remington until the last to occur of: (i) the tenth anniversary of the date of the Transition Cost Sharing Agreement; (ii) the death of Mr. Archie Bennett, Jr. and (iii) 30 days following the date on which Mr. Monty J. Bennett is no longer employed by us as our chief executive officer, or substantially similar executive position, or ceases to serve as a member of our board of directors.

Hotel Services Agreement

In connection with the acquisition of the hotel management business conducted by Remington Lodging which closed on November 6, 2019, the Bennetts entered into a hotel services agreement (the "Hotel Services Agreement") with us, pursuant to which we will provide specified hotel design and construction and hotel management services to any hotel in which the Bennetts, in the aggregate, directly or indirectly (other than through their ownership of interests in Ashford Trust and Braemar) own at least a 5% interest, in exchange for fees in an amount equal to the cost of such services provided plus 5%, until the last to occur of: (i) the tenth anniversary of the commencement of services or (ii) the death of Mr. Archie Bennett, Jr. and Mr. Monty J. Bennett.

Regulation

General. The Company, Ashford Trust, Braemar and Stirling, as applicable, are subject, in certain circumstances, to supervision and regulation by state and federal governmental authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things regulate public disclosures, reporting obligations and capital raising activity. As an advisor to companies that own hotel properties, the operations and properties of such entities are subject to various federal, state and local laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements.

REIT Regulations. Each of Ashford Trust and Braemar has elected and is qualified and expects to continue to qualify to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. As REITs, such companies must currently distribute, at a minimum, an amount equal to 90% of their taxable income. In addition, such companies must distribute 100% of taxable income to avoid paying corporate federal income taxes. REITs are also subject to a number of organizational and operational requirements in order to elect and maintain REIT status. These requirements include specific share ownership tests and assets and gross income composition tests. If either Ashford Trust or Braemar fails to continue to qualify as a REIT in any taxable year, it is subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Even if such companies continue to qualify for taxation as REITs, they may be subject to state and local income taxes and to federal income tax and excise tax on their undistributed income.

Americans with Disabilities Act. As the advisor to Ashford Trust, Braemar and Stirling, we are responsible for ensuring that the hotels owned by such entities comply with applicable provisions of the Americans with Disabilities Act (the "ADA") to the extent that such hotels are "public accommodations" as defined by the ADA. Non-compliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we continue to assess the hotels and to advise Ashford Trust, Braemar or Stirling, as applicable, to make alterations as appropriate in this respect.

Affordable Care Act. Changes in laws and regulations could reduce our profits or increase our costs. We are subject to a variety of laws, regulations and policies including the employer mandate provisions of the Affordable Care Act ("ACA"), which imposes penalties on employers failing to offer affordable, minimum value health care coverage to substantially all full-time equivalent employees and their dependents. We do not anticipate incurring any significant penalties under the ACA. Any such penalty would be based on the number of full-time employees. As of December 31, 2023, we had 105 full-time domestic corporate employees and approximately 8,900 employees at our consolidated subsidiaries that provide products and services primarily to the lodging industry.

Environmental Matters. Under various laws relating to the protection of the environment, a current or previous owner or operator (including tenants) of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances at that property and may be required to investigate and clean up such contamination at that property or emanating from that property. These costs could be substantial and liability under these laws may attach without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the liability may be joint and several. The presence of contamination or the failure to remediate contamination at the hotels owned by Ashford Trust or Braemar may expose such entities, and potentially us, to third-party liability or materially and adversely affect the ability to sell, lease or develop the real estate or to incur debt using the real estate as collateral.

The hotels owned by Ashford Trust, Braemar and Stirling are subject to various federal, state, and local environmental, health and safety laws and regulations that address a wide variety of issues, including, but not limited to, storage tanks, air emissions from emergency generators, storm water and wastewater discharges, lead-based paint, mold and mildew and waste management. These hotels incur costs to comply with these laws and regulations, and we or the property owners could be subject to fines and penalties for non-compliance.

Some of these hotels may contain or develop harmful mold or suffer from other adverse conditions, which could lead to liability for adverse health effects and costs of remediation. The presence of significant mold or other airborne contaminants at any of the hotels owned by Ashford Trust, Braemar or Stirling could require a costly remediation program to contain or remove the mold or other airborne contaminants from the affected hotel or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from guests or employees at the hotels and others if property damage or health concerns arise.

In the judgment of management, while we may incur significant expense complying with the various regulation to which we are subject, existing statutes and regulations will not have a material adverse effect on our business. However, it is not possible to forecast the nature of future legislation, regulations, judicial decisions, orders or interpretations, nor their impact upon our future business, financial condition, results of operations or prospects.

Distributions and Our Distribution Policy

Evaluation of our distribution policy and the decision to make a distribution is made solely at the discretion of our board of directors and is based on factors including, but not limited to, our ability to generate income, availability of existing cash balances, the performance of our business, capital requirements, applicable law, access to cash in the capital markets and other financing sources, general economic conditions and economic conditions that more specifically impact our business or prospects and other factors our board of directors deems relevant.

Future distribution levels are subject to adjustment based upon any one or more of the factors set forth above, the matters discussed under "Item 1A. Risk Factors" in this Annual Report on Form 10-K or any other document we file with the SEC under the Exchange Act and other factors that our board of directors may, from time to time, deem relevant to consider when determining an appropriate distribution. Our board of directors may also determine not to make any distribution.

Competition

The asset management industry is highly competitive. We compete on an industry, regional and niche basis based on a number of factors, including ability to raise capital, investment opportunities and performance, transaction execution skills, access to and retention of qualified personnel, reputation, range of products, innovation and fees for our services. Our clients compete with many third parties engaged in the hotel industry, including other hotel operating companies, ownership companies (including hotel REITs) and national and international hotel brands. Some of these competitors, including other REITs and private real estate companies and funds may have substantially greater financial and operational resources than Ashford Trust, Braemar or Stirling and may have greater knowledge of the markets in which we seek to invest. Such competitors may also enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Future competition from new market entrants may limit the number of suitable investment opportunities offered to Ashford Trust, Braemar and Stirling. It may also result in higher prices, lower yields and a more narrow margin over the borrowing cost for Ashford Trust, Braemar and Stirling, making it more difficult to originate or acquire new investments on attractive terms. Certain competitors may also be subject to different regulatory regimes or rules that may provide them more flexibility or better access to pursue potential investments and raise capital for their managed companies. In addition, certain competitors may have higher risk tolerance, different risk assessment or a lower return threshold, which could allow them to consider a broader range of investments and to bid more aggressively for investment opportunities that we may want to pursue.

Ashford Trust, Braemar and Stirling each compete with many third parties engaged in the hotel industry. Competition in the hotel industry is based on a number of factors, most notably convenience of location, brand affiliation, price, range of services, guest amenities or accommodations offered and quality of customer service. Competition is often specific to the individual markets in which properties are located and includes competition from existing and new hotels. We believe that hotels that are affiliated with leading national brands, such as the Marriott or Hilton brands, will enjoy the competitive advantages associated with operating under such brands. Increased competition could have a material adverse effect on the occupancy rate, average daily room rate and RevPAR of the hotels owned by Ashford Trust, Braemar or Stirling or may require capital improvements that otherwise would not have to be made, which may result in decreases in the profitability of Ashford Trust, Braemar, or Stirling and decreased advisory fees to us. Since the fees we receive are based in part upon total equity market capitalization and total shareholder returns, such fees are impacted by relative performance of the share price of Ashford Trust, Braemar and Stirling compared to competitive REITs.

Insurance

We are required under our advisory agreements to maintain errors and omissions insurance coverage and other insurance coverage in amounts which are carried by managers performing functions similar to those we provide.

Shareholder Rights Plan

On August 30, 2022, we adopted a shareholder rights plan by entering into a Rights Agreement, dated August 30, 2022, with ComputerShare Trust Company, N.A., as rights agent ("ComputerShare") (the "Rights Agreement"). The Rights Agreement was adopted in response to recent volatility of the stock market and trading of our common stock and is intended to protect the Company and its stockholders from efforts to obtain control or rapid share accumulations that are inconsistent with the best interests of the Company and its stockholders. Our board of directors implemented the rights plan by declaring (i) a dividend to the holders of the Company's common stock of one preferred share purchase right (a "Right") for each share of common stock and (ii) a dividend to the holders of the Company's Series D Convertible Preferred Stock of one Right in respect of each share of the Company's common stock issuable upon conversion of the Series D Convertible Preferred Stock. The dividends were distributed on September 9, 2022, to our stockholders of record on that date. Each of those Rights become exercisable on the date on which the Rights separate and begin trading separately from our common stock and entitles the registered holder to purchase from the Company one one-thousandth of a share of our Series F Preferred Stock, par value $0.001 per share ("Series F Preferred Stock"), at a price of $275 per one one-thousandth of a share of our Series F Preferred Stock represented by such Right, subject to adjustment. The value of the Rights was de minimis.

On May 15, 2023, we entered into Amendment No. 1 to the Rights Agreement ("Amendment No. 1") with ComputerShare. Pursuant to Amendment No. 1, the Rights Agreement was amended to (i) extend the Final Expiration Date (as defined under the Rights Agreement) with respect to the Company's Rights until July 30, 2024 and (ii) decrease the beneficial ownership threshold in the definition of "Acquiring Person" from 10% to 7%. Our board of directors determined to adopt Amendment No. 1 in response to continued volatility of the stock market and trading of our common stock. Pursuant to Amendment No. 1, the Rights will expire on July 30, 2024, unless the expiration date is extended or unless the Rights are earlier redeemed by the Company.

Initially, the Rights will be attached to all common stock and Series D Preferred Share certificates and no separate certificates evidencing the Rights ("Right Certificates") will be issued. The Rights Agreement provides that, until the Distribution Date (as defined below), or earlier expiration or redemption of the Rights: (i) the Rights will be transferred with and only with the common stock and the Series D Preferred Shares, (ii) new common stock and the Series D Preferred Shares certificates issued after September 9, 2022 (the "Record Date") or upon transfer or new issuance of common stock and Series D Preferred Shares will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for common stock or Series D Preferred Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the common stock or the Series D Preferred Shares represented by such certificate. The Rights would separate and begin trading separately from the common stock and the Series D Preferred Shares, and Right Certificates will be caused to evidence the rights on the earlier to occur of:

i.   10 business days following a public announcement, or the public disclosure of facts indicating, that a person or group of affiliated or associated persons has acquired Beneficial Ownership (as defined below) of 7% or more of the outstanding common stock (with certain exceptions as described below, an "Acquiring Person") (or, in the event an exchange is effected in accordance with Section 24 of the Rights Agreement and our board of directors determines that a later date is advisable, then such later date that is not more than 20 days after such public announcement); or

ii.   10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 7% or more of the outstanding common stock (the earlier of such dates, the "Distribution Date").

An Acquiring Person shall not include (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or of any subsidiary of the Company, (iv) any entity or trustee holding (or acting in a fiduciary capacity in respect of) common stock for or pursuant to the terms of any such employee benefit plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any subsidiary of the Company, (v) Monty J. Bennett and his affiliates and associates and (vi) any person who or which, at the close of business on the Record Date, was a Beneficial Owner of 7% or more of the common stock of the Company then outstanding, other than a person who or which is not an affiliate or associate of the Beneficial Owner (as defined in the Rights Agreement) on the Record Date and who or which subsequently becomes an affiliate or associate of such Beneficial Owner without the prior written approval of our board of directors (a "Grandfathered Stockholder"); provided, however, that if a Grandfathered Stockholder becomes, after the Record Date, the Beneficial Owner of additional common stock (other than as a result of certain corporate actions of the Company), regardless of whether, thereafter or as a result thereof, there is an increase, decrease or no change in the percentage of common stock then outstanding beneficially owned by such Grandfathered Stockholder, then such Grandfathered Stockholder shall be deemed an Acquiring Person unless, upon such acquisition of beneficial ownership of additional common stock, such Grandfathered Stockholder is not the Beneficial Owner of 7% or more of the common stock then outstanding; provided further that upon the first decrease of a Grandfathered Stockholder's beneficial ownership below 7%, such Grandfathered Stockholder shall no longer be considered a Grandfathered Stockholder and this clause (vi) shall have no further force or effect with respect to such Grandfathered Stockholder.

If a person or group becomes an Acquiring Person at any time after the date of the Rights Agreement (with certain limited exceptions) the Rights will become exercisable for common stock (or, in certain circumstances, Preferred Shares or other similar securities of the Company) having a value equal to two times the exercise price of the Right. From and after the announcement that any person has become an Acquiring Person, if the Rights evidenced by a Right Certificate are or were at any time on or after the earlier of (i) the date of such announcement or (ii) the Distribution Date acquired or beneficially owned by an Acquiring Person or an associate or affiliate of an Acquiring Person, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

If, at any time after a person becomes an Acquiring Person: (i) the Company consolidates with, or merges with and into, any other person; (ii) any person consolidates with the Company, or merges with and into the Company, and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the common stock are or will be changed into or exchanged for stock or other securities of any other person (or the Company) or cash or any other property; or (iii) 50% or more of its consolidated assets or Earning Power (as defined in the Rights Agreement) are sold, then proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. Upon the occurrence of a flip-in or flip-over event, if our board of directors so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the common stock issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following of the announcement that a person has become an Acquiring Person, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, common stock (to the extent available) and cash equal in value to the difference between the value of the common stock otherwise issuable upon the exercise of a Right and the exercise price then in effect. Our board of directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional common stock to permit the issuance of common stock upon the exercise in full of the Rights.

Human Capital

Our key human capital management objectives are to attract, recruit, hire, develop and promote a deep and diverse bench of talent that translates into a strong and successful workforce. To support these objectives, our human resources programs are designed to develop talent to prepare them for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefit programs; enhance our culture through efforts to foster, promote, and preserve a positive corporate culture; and evolve and invest in technology, tools, and resources to enable employees at work.

Employees

At December 31, 2023, we had a total of 105 corporate employees who directly or indirectly perform various acquisition, development, asset and investment management, capital markets, accounting, risk management, legal, redevelopment, and corporate management functions for Ashford Inc., Ashford Trust, Braemar and Stirling. Employees at our consolidated subsidiaries provide products and services primarily to the lodging industry, including hotel management, design and construction, event technology and other services. As of December 31, 2023, our consolidated subsidiaries had a total of approximately 8,900 employees.

Access To Reports and Other Information

We maintain a website at www.ashfordinc.com. On our website, we make available free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with the SEC. In addition, our Code of Business Conduct and Ethics, Code of Ethics for the Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, Corporate Governance Guidelines, and Board Committee Charters are also available free-of-charge on our website or can be made available in print upon request. All reports filed with the SEC may also be read at the SEC's website at www.sec.gov. We also use our website to distribute company information, and such information may be deemed material. Accordingly, investors should monitor our website, in addition to our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this report.

A description of any substantive amendment or waiver of our Code of Business Conduct and Ethics or our Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer will be disclosed on our website under the Corporate Governance section. Any such description will be located on our website for a period of 12 months following the amendment or waiver.

Item 1A. *Risk Factors*

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

- changes in interest rates;

- macroeconomic conditions, such as a prolonged period of weak economic growth, inflation and volatility in capital markets;

- uncertainty in the banking sector and market volatility due to the 2023 failures of Silicon Valley Bank, New York Signature Bank and First Republic Bank;

- catastrophic events or geopolitical conditions, such as the conflict between Russia and Ukraine and the more recent Israel-Hamas conflict;

- extreme weather conditions may cause property damage or interrupt business;

- actions by our clients' lenders to accelerate loan balances and foreclose on our clients' hotel properties that are security for our clients' loans that are in default;

- our dependence on Ashford Trust and Braemar as our primary asset management clients for a substantial portion of our operating revenues;

- uncertainty associated with the ability of the Company to remain in compliance with all covenants in our credit agreements and our subsidiaries to remain in compliance with the covenants of their debt and related agreements;

- general volatility of the capital markets, the general economy or the hospitality industry, whether the result of market events or otherwise, and the market price of our common stock;

- availability, terms and deployment of capital;

- changes in our industry and the market in which we operate or the general economy;

- the degree and nature of our competition;

- actual and potential conflicts of interest with or between Ashford Trust, Braemar and Stirling, our executive officers and our non-independent directors;

- the ability of certain affiliated individuals to control significant corporate activities of the Company and their interests may differ from the interests of our other stockholders;

- availability of qualified personnel;

- changes in governmental regulations, accounting rules, tax rates and similar matters;

- our ability to implement effective internal controls to address the material weakness identified in this report;

- legislative and regulatory changes;

- the possibility that we may not realize any or all of the anticipated benefits from transactions to acquire businesses;

- the possibility that we may not realize any or all of the anticipated benefits from our business initiatives;

- the failure to make full dividend payments on our Series D Convertible Preferred Stock in consecutive quarters, which would result in a higher interest rate and the right of Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. to each have the right to appoint one member to the Board until such arrearages are paid in full;

- disruptions relating to the acquisition or integration of Alii Nui and Chesapeake or any other business we invest in or acquire, which may harm relationships with customers, employees and regulators; and

- unexpected costs of further goodwill impairments relating to the acquisition or integration of Alii Nui, Chesapeake or any other business we invest in or acquire.

Risks Related to Our Business

A financial crisis, economic slowdown, pandemic or epidemic or other economically disruptive event may significantly and adversely affect our businesses.

We provide services primarily to clients in the hospitality industry. The performance of the hospitality industry has been closely linked with the performance of the general economy and, specifically, growth in the U.S. gross domestic product. In periods of economic difficulties or concerns with respect to communicable disease, business and leisure travelers may seek to reduce travel costs and/or health risks by limiting travel or seeking to reduce costs on their trips. Any economic recession will likely have an adverse effect on our clients Ashford Trust, Braemar and Stirling. Additionally, the public perception of a risk of a pandemic, such as COVID-19, Ebola, H1N1 influenza (swine flu), MERS, SARs, avian flu, the Zika virus or similar outbreaks, or public perception of health risks linked to perceived regional food and beverage safety, may further affect our clients' businesses, and thereby may adversely affect our business, particularly with respect to: (i) base and incentive fees paid to us by our clients under our advisory agreements (which depend in part on our clients' market capitalization and business performance at our clients' hotels); and (ii) revenues generated by our INSPIRE, Premier and Remington businesses, which depend in significant part on occupancy levels and operating performance at our clients' hotels.

Economic conditions in the United States could have a material adverse impact on our earnings and financial condition.

The economic outlook in the United States is uncertain and facing recessionary concerns resulting from slowing gross domestic product growth, continuing effects of the COVID-19 pandemic, rising inflation, increasing interest rates, supply chain disruptions, the conflict between Russia and Ukraine and the more recent Israel-Hamas conflict. Because economic conditions in the United States may affect demand within the hospitality industry and our subsidiaries' businesses, current and future economic conditions in the United States, including slower growth, stock market volatility and recession fears, could have a material adverse impact on our earnings and financial condition. Economic conditions may be affected by numerous factors, including but not limited to, the pace of economic growth and/or recessionary concerns, inflation, increases in the levels of unemployment, energy prices, changes in currency exchange rates, uncertainty about government fiscal and tax policy, geopolitical events, the regulatory environment and the availability of credit and interest rates.

Inflation and price volatility could negatively impact our businesses and results of operations.

General inflation in the United States has risen to levels not experienced in recent decades, including rising energy prices, prices for consumer goods, interest rates, wages, and currency volatility, causing interest rates and borrowing costs to rise. These increases and any fiscal, monetary or other policy interventions by the U.S. government or Federal Reserve in reaction to such events could negatively impact our businesses by increasing our operating costs and our borrowing costs and may negatively impact our ability to access the debt markets on favorable terms.

Our cash, cash equivalents and investments could be adversely affected if the financial institutions in which we hold our cash, cash equivalents and investments fail.

We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation (the "FDIC") insurance limit. The FDIC took control and was appointed receiver of Silicon Valley Bank, New York Signature Bank and First Republic Bank on March 10, 2023, March 12, 2023 and May 1, 2023, respectively. The Company did not have any direct exposure to Silicon Valley Bank, New York Signature Bank or First Republic Bank. However, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

We have identified a material weakness in our internal control over financial reporting which may, if not remediated, result in additional material misstatements in our financial statements.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. As disclosed in Item 9A, "Controls and Procedures," management identified a material weakness in our internal control over financial reporting. The material weakness was identified solely as it pertains to the Company's new insurance subsidiary, Warwick, that was formed in December 2023, and more specifically solely related to management's review controls over evaluating whether the revenue and expense from the one-time transfer of the casualty insurance loss portfolio to Warwick should eliminate in consolidation.

A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weakness, our management concluded that our internal control over financial reporting and related disclosure controls and procedures were not effective based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

We are actively engaged in developing and executing a remediation plan designed to address this material weakness. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our financial statements may contain material misstatements and we could be required to restate our financial results.

The asset management, advisory and products and services businesses are highly competitive.

The asset management, advisory and products and services businesses are highly competitive. Competition in these businesses is driven by a variety of factors including: asset and investment performance; the quality of service provided to the companies we advise; investor perception of an asset and investment manager's drive, focus and alignment of interest; terms of investment, including the level of fees and expenses charged for services; our actual or perceived financial condition, liquidity and stability; the duration of relationships with investors; brand recognition; and business reputation. We expect to face competition primarily from other asset, service and investment management firms. A number of factors serve to increase our competitive risks including but not limited to:

- other asset managers or advisors may have greater financial, technical, marketing and other resources and more personnel than we do;

- other asset managers or advisors may offer more products and services than we do or be more adept at developing, marketing and managing new products and services than we are;

- Ashford Trust, Braemar, and other companies that we may advise may not perform as well as the clients of other asset managers;

- several other asset managers or advisors and their clients have significant amounts of capital and many of them have similar management and investment objectives to ours which may create additional competition for advisory opportunities;

- some of these other asset managers' or advisors' clients may also have a lower cost of capital and access to funding sources that are not available to us or the companies that we advise, which may create competitive disadvantages for us with respect to funding opportunities;

- some of these other asset managers' or advisors' clients may have higher risk tolerance, different risk assessment or a lower return threshold, which could allow them to facilitate the acquisition and management by their clients of a wider variety of assets and allow them to consider a broader range of investments and to advise their clients to bid more aggressively for investment opportunities on which we would advise our clients to bid;

- there are relatively few barriers to entry impeding new asset management or advisory companies and the successful efforts of new entrants into the asset management businesses are expected to continue to result in increased competition;

- some other asset managers or advisors may have better expertise or be regarded by potential clients as having better expertise with regard to specific assets or investments;

- other asset managers or advisors may have more scalable platforms and may operate more efficiently than us;

- other asset managers or advisors may have better brand recognition than us and there is no assurance that we will maintain a positive brand in the future;

- other industry participants may from time to time seek to recruit members of our management or investment teams and other employees away from us;

- an increase in the allocation of capital to our asset strategies by institutional and individual investors could lead to a reduction in the size and duration of pricing inefficiencies that we may seek to exploit;

- a decrease in the allocation of capital to our asset strategies could intensify competition for that capital and lead to difficulty in raising new capital; and

- the market for qualified professionals is intensely competitive and our ability to continue to compete effectively will also depend upon our ability to attract, retain and motivate our employees.

Our inability to effectively compete in these and other areas may have an adverse effect on our business, results of operations and financial condition.

The investments of the entities we currently advise and provide other products and services to are concentrated in the hotel industry. Our business may be significantly and adversely affected by the economic downturn in that sector and we will be significantly influenced by the economies and other conditions in the specific markets in which our asset management clients operate.

Substantially all of the investments of Ashford Trust, Braemar and Stirling and the investments of other clients we also provide products and services to are concentrated in the hotel industry. This concentration exposes our clients and therefore us, to economic downturn in the hotel real estate sector to a greater extent than if the investments of ours and our clients were diversified across other sectors of the real estate industry or other industries.

Similarly, we are particularly susceptible to adverse market conditions in areas in which our clients have high concentrations of properties. Industry downturns, relocation of businesses, oversupply of hotel rooms, reduction in travel and/or lodging demand or other adverse economic developments in the hotel industry generally or in areas where our clients have a high concentration of properties could adversely affect us. In addition, some of our clients' properties are located in areas where recently there have been bouts of civil unrest. Adverse conditions in these areas (including business layoffs or downsizing, industry slowdowns, property damage and other factors) may have an adverse effect on our business.

The design and construction business acquisition may not be accretive to our stockholders.

While it is intended that the acquisition of our design and construction business will be accretive to our performance metrics (including after taking into account the possible conversion of the Series D Convertible Preferred Stock into our common stock), there can be no assurance that this will be the case. While the long-term value of the design and construction business is difficult to predict, the failure of the acquisition to be accretive to the Company's stockholders could have a material adverse effect on the Company's business, financial condition, and results of operations.

The hotel management business acquisition may not be accretive to our stockholders.

While it is intended that the acquisition of our hotel management business will be accretive to our performance metrics (including after taking into account the possible conversion of the Series D Convertible Preferred Stock into our common stock), there can be no assurance that this will be the case. While the long-term value of the hotel management business is difficult to predict, the failure of the acquisition to be accretive to the Company's stockholders could have a material adverse effect on the Company's business, financial condition, and results of operations.

We have no experience in operating an insurance business, and our entry into the insurance market may not be successful.

Through Warwick, we are entering into the business of providing insurance policies covering general liability, workers' compensation and business automobile claims to certain affiliates of the Company, their advisees and certain unrelated entities in contractual relationships with the Company's affiliates. Warwick is licensed by the Texas Department of Insurance. Entering the insurance business will subject us to additional laws and regulations and involves additional risks, including risks relating to regulatory oversight and examinations, risks related to compliance with capital maintenance requirements, and increased risks of litigation. The Company has no experience in operating an insurance business, which would enhance these risks. Expanding our business into the realm of insurance involves a number of risks, including the required investment of capital and other resources, increasing demands on our operational and management systems and controls, the diversion of management's attention from our core business, and our ability to implement an effective marketing strategy to promote awareness of our insurance products. The insurance industry is highly competitive and there can be no assurance that our plans to enter the insurance market will be successful. If our proposed insurance business does not generate sufficient revenue or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected.

We may be a "controlled company" within the meaning of the rules of NYSE American and, as a result, would qualify for, and could rely on, exemptions from certain corporate governance requirements.

Following the expiration of certain time and voting restrictions in the Investor Rights Agreement on August 8, 2023, the Bennetts gained control of a majority of the voting power of our equity securities. For a period of five years after the effective date of the Investor Rights Agreement, the Bennetts have agreed not to elect, or to cause the Company to elect, to be exempt from the NYSE American's corporate governance requirements on account of the Company's status as a "controlled company." As a result, we may be a "controlled company" within the meaning of the corporate governance standards of the NYSE American after such time. Currently, under the rules of the NYSE American, a company for which more than 50% of the outstanding voting power is held by an individual, group, or another company is a "controlled company" and may elect to be exempt from certain stock exchange corporate governance requirements, which, generally, include the following:

• the requirement that a majority of the board of directors consists of independent directors;

• the requirement that the Company's nominating and corporate governance committee consists entirely of independent directors; and

• the requirement that the Company's compensation committee consists entirely of independent directors.

Accordingly, in the event we are a "controlled company" and elect to be exempt from some or all of these corporate governance requirements, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE American corporate governance requirements.

We cannot assure you that our common stock will be liquid or that it will remain listed on the NYSE American exchange. A failure to regain compliance with the NYSE American stockholders' equity listing requirements or failure to continue to meet the other listing requirements could result in a delisting of our common stock.

Our common stock is listed on the NYSE American exchange. The NYSE American's listing standards generally mandate that we meet certain requirements relating to stockholders' equity, stock price, market capitalization, aggregate market value of publicly held shares and distribution requirements.

On December 20, 2023, the Company received a Notice from the NYSE American that it was not in compliance with the continued listing standards set forth in Sections 1003(a)(i) and (ii) of the Company Guide. Specifically, the Notice indicated that the Company was not in compliance with Sections 1003(a)(i) and 1003(a)(ii) of the Company Guide, requiring a listed company to have stockholders' equity of (i) at least $2.0 million if it has reported losses from continuing operations or net losses in two of its three most recent fiscal years and (ii) at least $4.0 million if it has reported losses from continuing operations or net losses in three of its four most recent fiscal years. The Company reported a stockholders' deficit of $304.6 million as of December 31, 2023, and had losses from continuing operations and/or net losses in three of its four most recent fiscal years ended December 31, 2023. The Company submitted a plan to the NYSE American on January 12, 2024 addressing how it intends to regain compliance with Sections 1003(a)(i) and (ii) of the Company Guide by June 20, 2025, or sooner if the NYSE American determines that the nature and circumstances of the Company's continued listing status warrant a shorter period of time.

On February 27, 2024, the Company received notification from the NYSE American that it had accepted the Company's plan and granted a plan period through June 20, 2025. During the plan period the Company will be subject to quarterly review to determine if it is making progress consistent with the plan. If the Company does not regain compliance with the NYSE American listing standards by June 20, 2025, or if the Company does not make sufficient progress consistent with its plan, then the NYSE American may initiate delisting proceedings.

Additionally, in the future we may not be able to maintain such minimum stockholders' equity and/or issue additional equity securities in exchange for cash or other assets, if available, to maintain the minimum stockholders' equity required by the NYSE American. If we are delisted from the NYSE American exchange then our common stock will trade, if at all, only on the over-the-counter market, such as the OTC Bulletin Board securities market, and then only if one or more registered broker-dealer market makers comply with quotation requirements. In addition, delisting of our common stock could depress our stock price, substantially limit liquidity of our common stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all. Delisting from the NYSE American exchange could also have other negative results, including the potential loss of confidence by suppliers and employees and the loss of institutional investor interest. We cannot assure you that our common stock will be liquid or that it will remain listed on the NYSE American exchange. A failure to regain compliance with the NYSE American stockholders' equity requirements or failure to continue to meet the other listing requirements could result in a delisting of our common stock.

We are subject to substantial regulation, numerous contractual obligations and extensive internal policies and failure to comply with these matters could have a material adverse effect on our business, financial condition and results of operations.

We and our subsidiaries are subject to substantial regulation, numerous contractual obligations and extensive internal policies. Given our organizational structure, we are subject to regulation by the SEC, the Internal Revenue Service, and other federal, state and local governmental bodies and agencies. We also are responsible for managing the regulatory aspects of Ashford Trust and Braemar, including compliance with applicable REIT rules. These regulations are extensive, complex and require substantial management time and attention. If we fail to comply with any of the regulations that apply to our business or the businesses of Ashford Trust, Braemar or other entities that we advise, we could be subjected to extensive investigations as well as substantial penalties, and our business and operations could be materially adversely affected. We also will have numerous contractual obligations that we must adhere to on a continuous basis to operate our business, the default of which could have a material adverse effect on our business and financial condition. While we have designed policies to appropriately operate our business and the entities we advise, these internal policies may not be effective in all regards and, further, if we fail to comply with our internal policies, we could be subjected to additional risk and liability.

If certain of our subsidiaries that engage in the hotel management business do not qualify as "eligible independent contractors" under applicable REIT rules, each REIT (including Ashford Trust and Braemar) for which such subsidiaries provide services might fail to qualify as a REIT.

If our subsidiaries that engage in the hotel management business, including Ashford Services and its subsidiaries (including Remington), do not qualify as "eligible independent contractors" under applicable REIT rules, each REIT for which Ashford Services and its subsidiaries provide hotel management services (including Ashford Trust and Braemar) might fail to qualify as a REIT. Each of our hotel management companies that enters into a hotel management contract with a TRS lessee of a REIT must qualify as an "eligible independent contractor" under the applicable REIT rules in order for the rent paid to the REIT by its TRS lessees to be qualifying income for the REIT under the applicable REIT rules. Among other requirements, in order to qualify as an eligible independent contractor with respect to a REIT, a management company must not own more than 35% of the outstanding shares of the REIT (by value) and no person or group of persons can own more than 35% of the outstanding shares of the REIT and the ownership interests of the management company, taking into account only owners of more than 5% of shares of the REIT and, with respect to ownership interests in such management companies that are publicly traded, only holders of more than 5% of such ownership interests. Complex ownership attribution rules apply for purposes of these 35% thresholds. Additionally, Ashford Services and its subsidiaries, including Remington, must comply with the provisions of the private letter ruling each of Ashford Trust and Braemar obtained from the Internal Revenue Service in connection with our acquisition of Remington to ensure that Ashford Services and its subsidiaries, including Remington, continue to qualify as "eligible independent contractors" under applicable REIT rules.

We may do more business internationally, which may subject us to numerous political, economic, market, reputational, operational, legal, regulatory and other risks that could adversely impact our business and results of operations.

We have limited experience operating internationally but we may do so in the near future, in our capacity as advisor to an entity with international operations. As a result of any future international operations conducted by us, our business and financial results in the future could be adversely affected due to currency fluctuations, social or judicial instability, acts or threats of terrorism, changes in governmental policies or policies of central banks, expropriation, nationalization and/or confiscation of assets, price controls, fund transfer restrictions, capital controls, exchange rate controls, taxes, inadequate intellectual property protection, unfavorable political and diplomatic developments, changes in legislation or regulations and other additional international developments or restrictive actions. These risks are especially acute in emerging markets. Many non-U.S. jurisdictions in which we may do business have been negatively impacted by recessionary conditions. These jurisdictions may continue to experience increasing levels of stress. In addition, the risk of default on sovereign debt in some non-U.S. jurisdictions could expose us to substantial losses. Any such unfavorable conditions or developments could have an adverse impact on our businesses and results of operations.

We may also experience difficulty entering new international markets due to regulatory barriers, the necessity of adapting to new regulatory systems and problems related to entering new markets with different cultural bases and political systems. These difficulties may prevent, or significantly increase the cost of, our international expansion.

In addition, changes in policies or laws of the U.S. or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. Any actions by countries in which we conduct business to reverse policies that encourage investment could adversely affect our business. If we fail to realize the anticipated growth of our future international operations, our business and operating results could suffer.

Our ability to raise capital and attract investors for our existing and potential advisory clients and our performance is critical to our ability to earn fees and grow our businesses.

The majority of base advisory fees that we earn in our asset management business are based on the total market capitalization of the entities that we advise. Accordingly, our base fees are expected to increase if we are able to successfully raise capital in the debt and equity markets for our existing and potential clients. Conversely, our base fees are expected to decrease if the total market capitalization of our existing clients declines. Further, the incentive fees we earn in our asset management business will be primarily driven by the outperformance of our clients as compared with their respective peers, based on total stockholder return. Recently, the total market capitalization of our clients has declined significantly, which reduces the amount of the base asset management fees paid pursuant to our advisory agreements with our clients and reduces the likelihood that we will earn an incentive fee for this year.

Our ability to earn these fees is subject to a number of risks, many of which are beyond our control, including monetary and fiscal policies, domestic and international economic conditions, political considerations and capital markets. To the extent that general capital markets activity slows down or comes to a halt, our clients may have difficulty growing or refinancing their existing debt obligations. This risk is based on micro- and macro-economic market factors including but not limited to disruptions in the debt and equity capital markets, resulting in the lack of access to capital or prohibitively high costs of obtaining or replacing capital. The markets have experienced a high level of volatility as a result of the COVID-19 pandemic and the full economic impact is difficult to predict. If we are unable to raise capital and attract investors for our existing and potential advisory clients, this would negatively impact our advisory fees and would have a negative impact on other revenues from our services businesses.

We are no longer eligible to file a new Form S-3 registration statement or a post-effective amendment to our Form S-3, which would impair our capital raising activities.

As a result of our recent payment defaults under our Series D Convertible Preferred Stock, we are no longer eligible to file a new Form S-3 registration statement or a post-effective amendment to our current Form S-3. If we are unable to regain Form S-3 eligibility, this could impair our capital raising ability. Under these circumstances, we will be required to use a registration statement on Form S-1 to register securities with the SEC, which would hinder our ability to act quickly in raising capital to take advantage of market conditions in our capital raising activities and would increase our cost of raising capital.

We are predominantly dependent on Ashford Trust and Braemar as our primary asset management clients for a substantial portion of our operating revenues, the loss of either of which, or their failure or inability to pay any amounts owed to us, including under their advisory agreements, could adversely affect our business, financial condition, prospects and results of operations. Ashford Trust and Braemar are also customers of our consolidated subsidiaries that provide products and services to the hospitality industry.

Ashford Trust and Braemar are our largest clients for which we currently provide asset management and advisory services. Ashford Trust and Braemar are also customers of our consolidated subsidiaries that provide products and services to the hospitality industry. Therefore, our business is subject to the risks of the businesses of Ashford Trust and Braemar. The loss or failure of either client, termination of either advisory agreement, the failure or inability of either client to pay us any amounts owed under their respective advisory agreements or other contracts, and particularly their failure or inability to pay all or a portion of any applicable termination fee, would adversely affect our business, financial condition, prospects and results of operations. Additionally, these clients could sell assets over time or lose hotels to lenders who have foreclosed on loans secured by our clients' properties, decreasing their total market capitalization, and thereby cause our advisory fees and other revenues to decrease, which would adversely affect our results of operations and financial condition.

We depend on our key personnel with long-standing business relationships. The loss of such key personnel could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, upon the continued services of our management team and key employees of the businesses we have acquired and may in the future acquire. In particular, the hotel industry and/or investment experience of Messrs. Monty J. Bennett, Alex Rose, Deric S. Eubanks and Justin Coe and the extent and nature of the relationships they have developed with hotel franchisors, operators, and owners and hotel lending and other financial institutions are critically important to the success of our business. The loss of services of one or more members of our management or investment teams could harm our business and our prospects.

Our platform may not be as scalable as we anticipate and we could face difficulties growing our business without significant new investment in personnel and infrastructure.

Our platform may not be as scalable as we anticipate and we could face difficulties growing our business without significant new investment in personnel and infrastructure. It is possible that if our business grows substantially, we will need to make significant new investment in personnel and infrastructure to support that growth. We may be unable to make significant investments on a timely basis or at reasonable costs, and our failure in this regard could disrupt our business and operations.

If our portfolio management techniques and strategies are not effective, we may be exposed to material unanticipated losses.

Our portfolio management techniques and strategies may not fully mitigate the risk exposure of our operations in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our portfolio management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks in our operations and could result in losses.

We may acquire other complementary businesses, which could require significant management attention, disrupt our business, dilute stockholder value and harm our business, revenue and financial results.

We have in the past, and may in the future, make certain strategic acquisitions of complementary businesses, such as our recent acquisition of Alii Nui. Our acquisitions may not achieve our goals, and we may not realize benefits from acquisitions. Any integration process will require significant time and resources, and we may not be able to manage the process successfully or fully realize all of the anticipated benefits and synergies from our acquisitions. If we fail to successfully integrate acquisitions, or the personnel or technologies associated with those acquisitions, the business, revenue and financial results of the combined company could be harmed. We may not successfully evaluate or utilize the acquired assets and accurately forecast the financial impact of an acquisition, including accounting charges. We may also incur unanticipated liabilities that we assume as a result of acquiring companies. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our securities. We would expect to finance any future acquisitions through a combination of additional issuances of equity, corporate indebtedness or cash from operations. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. Further, the companies we acquire may require increases in working capital and capital expenditure investments to fund their growth, and may not achieve anticipated revenue, earnings or cash flows, including as a result of the loss of any key employees or declines in hotel occupancy and/or revenue per available room due to COVID-19 or other factors.

In the future, we may not be able to find other suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our acquisition strategy could require significant management attention, disrupt our business and harm our business, revenue and financial results.

Certain provisions of Nevada law could inhibit changes in control.

Certain provisions of the Nevada Revised Statutes (the "NRS") may have the effect of inhibiting a third-party from making a proposal to acquire the Company under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock or a "control premium" for their shares or inhibit a transaction that might otherwise be viewed as being in the best interest of our stockholders. These provisions include:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between the Company and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares and, if specified conditions exist, certain of our affiliates) for two years after the date on which the stockholder first becomes an interested stockholder, and thereafter continues to prohibit such combinations unless specified conditions are satisfied;

- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors (a "controlling interest"), together with shares acquired within 90 days immediately before acquisition of the controlling interest) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least a majority of our voting power, excluding all interested shares.

- "constituency" provisions that allow the directors to consider a wide range of interests, such as those of employees and the community, in their decision making. The constituency provisions apply to takeovers and would allow the directors to respond based on considerations other than the stockholders; and

- provisions which generally prohibit the removal of a director by less than two-thirds of the voting power of the corporation.

Our charter contains a provision opting out of the business combination provisions.

Pursuant to Section 78.378(1) of the NRS, the Company has elected not to be governed by the provisions of Nevada state law applicable to the acquisition of a controlling interest in the stock of the Company, as set forth in NRS Sections 78.378 to 78.3793, involving the acquisition of a controlling interest in the stock of the Company by: (i) Mr. Archie Bennett, Jr.; (ii) Mr. Monty J. Bennett; (iii) MJB Investments; (iv) any present or future affiliate of Mr. Archie Bennett, Jr. or Mr. Monty J. Bennett; (v) Ashford Trust; (vi) Braemar; or (vii) any other entity that is advised by the Company or its controlled affiliates through an advisory agreement. In addition, the control share provisions only apply to corporations that have 200 or more stockholders of record, at least 100 of whom have had Nevada addresses appearing on the stock ledger of the corporation for at least 90 days before the date on which the applicability of those provisions is determined. As of December 31, 2023, none of our record stockholders had a Nevada address appearing on our stock ledger.

In addition, the NRS provides that, except where the action impedes the rights of stockholders to vote for or remove directors, an act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation is not subject to a higher duty or greater scrutiny than is applied to any other act of a director. Hence, directors of a Nevada corporation may not be required to act in certain takeover situations under the same standards or be subject to the same standard of judicial review as apply in Delaware and some other corporate jurisdictions.

Stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks they face as stockholders.

Our board of directors determines its major policies, including its policies regarding growth and distributions. Under the NRS, the authority to manage the Company's business and affairs is vested in its board of directors. Our board of directors may amend or revise its corporate policies without a vote of its stockholders. We may change its corporate policies without stockholder notice or consent, which could result in investments or activities that are different than, or in different proportion than, those described in this Annual Report on Form 10-K. Under the NRS, and under our charter and bylaws, stockholders have a right to vote only on limited matters. Our board of directors' broad discretion in setting policies and stockholders' inability to exert control over those policies increases the uncertainty and risks stockholders face.

Our charter designates the Business Court of the Eighth Judicial District Court of the State of Nevada, or if this Court does not have jurisdiction because the action asserts a federal claim, the United States District Court for the District of Nevada, Southern Division, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

While the corporation has the option to consent to the selection of an alternative forum, our charter provides that the Business Court of the Eighth Judicial District of the State of Nevada, or if this Court does not have jurisdiction because the action asserts a federal claim, the United States District Court for the District of Nevada, Southern Division, are the sole and exclusive forums for: (i) any derivative action or proceeding brought on the corporation's behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of the corporation's directors, officers, employees or agents in such capacity; or (iii) any action arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of Nevada's business association statutes, the corporation's articles of incorporation and bylaws or any agreement entered into pursuant to the statute governing voting trusts to which the corporation is a party or of which the corporation is a beneficiary. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, employees, or agents, which may discourage such lawsuits against the Company and its directors, officers, employees, and agents. Alternatively, if a court were to find these provisions of our charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the corporation may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition and results of operations. Our charter cannot be amended unless its board of directors recommends an amendment and its stockholders approve the amendment.

Our board of directors may create and issue a class or series of capital stock without stockholder approval.

Our charter authorizes our board of directors to issue preferred stock, common stock, and blank check stock, and in the case of preferred stock and blank check common stock, to create one or more classes and to establish the preferences and rights of any class of stock issued. These actions can be taken without soliciting stockholder approval. Our ability to classify and issue additional shares of capital stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders' best interests.

Our board of directors can take many actions without stockholder approval.

Our board of directors has overall authority to oversee our operations and determine our major corporate policies. This authority includes significant flexibility. For example, our board of directors can do the following:

- amend or revise at any time and from time to time our investment, financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, subject to the limitations and restrictions provided in our advisory agreement and mutual exclusivity agreement;

- amend our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements;

- issue additional shares without obtaining stockholder approval, which could dilute the ownership of our then-current stockholders;

- classify or reclassify any unissued shares of our blank check stock or preferred stock and set the preferences, rights and other terms of such classified or reclassified shares, without obtaining stockholder approval;

- employ and compensate affiliates; and

- direct our resources toward investments that do not ultimately appreciate over time

Any of these actions could increase our operating expenses, impact our ability to make distributions or reduce the value of our assets without giving you, as a stockholder, the right to vote.

Our organizational documents do not limit our ability to enter into new lines of businesses, and we may expand into new investment strategies, geographic markets and businesses, each of which may result in additional risks and uncertainties in our businesses.

We may, to the extent that market conditions permit, grow our business and expand into new investment strategies, geographic markets and businesses. Our organizational documents do not limit us to the management of assets or operation of service businesses within the hospitality industry. Accordingly, we may pursue growth through acquisitions of asset management and service contracts, assets or companies, acquisitions of critical business partners or other strategic initiatives. To the extent we make strategic investments or acquisitions, undertake other strategic initiatives or enter into a new line of business, we will face numerous risks and uncertainties, including risks associated with: (i) the required investment of capital and other resources; (ii) the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk; (iii) combining or integrating operational and management systems and controls; and (iv) the broadening of our geographic footprint, including the risks associated with conducting operations in non-U.S. jurisdictions. Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. If a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected. Our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our control.

We are increasingly dependent on information technology, and cyber-attacks, security problems or other disruption and expanding social media vehicles present new risks.

The protection of business partners, employees and company data is critically important to us. We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, billing and operating data. The collection and use of personally identifiable information is governed by federal and state laws and regulations. Privacy and information security laws continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with all such laws and regulations may increase the Company's operating costs and adversely impact the Company's ability to market the Company's properties and services.

We may purchase some of our information technology from vendors, on whom our systems depend, and rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential operator and other customer information. We depend upon the secure transmission of this information over public networks. Our networks and storage applications are subject to unauthorized access by hackers or others through cyber-attacks, which are rapidly evolving and becoming increasingly sophisticated, or by other means, or may be breached due to operator error, malfeasance or other system disruptions. During the quarter ended September 30, 2023, we had a cyber incident that resulted in the potential exposure of certain employee personal information. We have completed an investigation and have identified certain employee information may have been exposed, but we have not identified that any customer information was exposed. All systems have been restored. Privacy and information security risks have generally increased in recent years because of the proliferation of new technologies, such as ransomware, and the increased sophistication and activities of perpetrators of cyber-attacks. Further, there has been a surge in widespread cyber-attacks during and since the COVID-19 pandemic, and the use of remote work environments and virtual platforms may increase our risk of cyber-attack or data security breaches. In light of the increased risks, we have dedicated additional resources to strengthening the security of our computer systems. In the future, we may expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. Despite these steps, there can be no assurance that we will not suffer a significant data security incident in the future, that unauthorized parties will not gain access to sensitive data stored on our systems or that any such incident will be discovered in a timely manner.

In addition, the use of social media could cause us to suffer brand damage or information leakage. Negative posts or comments about us on any social networking website could damage our reputation. In addition, employees or others might disclose non-public sensitive information relating to our business through external media channels. The continuing evolution of social media will present us with new challenges and risks.

We may experience losses caused by severe weather conditions or natural disasters.

The properties owned by Ashford Trust, Braemar and Stirling are susceptible to extreme weather conditions which may cause property damage or interrupt business, which could harm our business and results of operations. Certain of the properties owned by Ashford Trust, Braemar and Stirling are located in areas that may be subject to extreme weather conditions, including but not limited to, hurricanes, floods, tornadoes and winter storms in the United States. Insurance may not fully cover all losses and, depending on the severity of the event and the impact on such properties, such insurance may not cover a significant portion of the losses, including, but not limited to, the costs associated with evacuation. These losses may lead to an increase of our cost of insurance, a decrease in our anticipated revenues from an affected property and a loss of all or a portion of the capital we have invested in an affected property. In addition, we may not purchase insurance under certain circumstances if the cost of insurance exceeds, in our judgment, the value of the coverage relative to the risk of loss.

Changes in laws, regulations, or policies may adversely affect our business.

The laws and regulations governing our business or the businesses of our clients, or the regulatory or enforcement environment at the federal level or in any of the states in which we or our clients operate, may change at any time and may have an adverse effect on our business. For example, the Tax Cuts and Jobs Act ("TCJA") limits the future deductions of interest expense we may incur. We are unable to predict how any future legislative or regulatory proposals or programs will be administered or implemented or in what form, or whether any additional or similar changes to statutes or regulations, including the interpretation or implementation thereof, will occur in the future. Any such action could affect us in substantial and unpredictable ways and could have an adverse effect on our results of operations and financial condition. Our inability to remain in compliance with regulatory requirements in a particular jurisdiction could have a material adverse effect on our operations in that market and on our reputation generally. No assurance can be given that applicable laws or regulations will not be amended or construed differently or that new laws and regulations will not be adopted, either of which could materially adversely affect our business, financial condition, or results of operations.

Tax increases and changes in tax rules may adversely affect our financial results.

As a company conducting business with physical operations throughout North America, we are exposed, both directly and indirectly, to the effects of changes in U.S., state and local tax rules. Taxes for financial reporting purposes and cash tax liabilities in the future may be adversely affected by changes in such tax rules. Such changes may put us at a competitive disadvantage compared to some of our major competitors, to the extent we are unable to pass the tax costs through to our customers.

The Biden administration has announced in 2021 and 2022, and in certain cases has enacted, a number of tax proposals to fund new government investments in infrastructure, healthcare, and education, among other things. Certain of these proposals involve an increase in the domestic corporate tax rate, which if implemented could have a material impact on our future results of operations and cash flows. On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law, with tax provisions primarily focused on implementing a 15% corporate alternative minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. The IRA also creates a number of potentially beneficial tax credits to incentivize investments in certain technologies and industries. Certain provisions of the IRA became effective in fiscal 2023, and the Treasury Department and IRS have announced their intention to continue to release and finalize regulations and other guidance implementing the IRA in fiscal 2024. We do not believe these tax law changes will have applicability to the Company or its operating activity.

We are subject to risk associated with the employment of hotel personnel, particularly with hotels that employ unionized labor.

Our hotel management business is responsible for, and subject to the risks associated with, hiring and maintaining a hotel labor force. From time to time, hotel operations may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. We also may incur increased legal costs and indirect labor costs as a result of contract disputes involving our managers and their labor force or other events. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, a significant component of our hotel operating costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. We do not have the ability to affect the outcome of these negotiations. We may also be unable to attract, retain, train, manage and engage quality personnel to adequately staff hotel departments, which could result in a sub-standard level of service to hotel guests and hotel operations.

Certain of the properties we manage are subject to collective bargaining agreements and, as a result, are more highly affected by labor force activities than others. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit our ability to reduce the size of hotel workforces during an economic downturn because collective bargaining agreements are negotiated between us and labor unions. Our ability, if any, to have any material impact on the outcome of these negotiations is restricted by and dependent on the individual management agreement covering a specific property and we may have little ability to control the outcome of these negotiations.

We may also become subject to additional collective bargaining agreements in the future. Potential changes in the federal regulatory scheme could make it easier for unions to organize groups of our personnel. If such changes take effect, more of our personnel could be subject to increased organizational efforts, which could potentially lead to disruptions or require more of our management's time to address unionization issues.

In addition, changes in labor laws may negatively impact us. For example, the implementation of new occupational health and safety regulations, minimum wage laws, and overtime, working conditions status and citizenship requirements and the Department of Labor's proposed regulations expanding the scope of non-exempt employees under the Fair Labor Standards Act to increase the entitlement to overtime pay could significantly increase the cost of labor in the workforce, which could reduce our profits and adversely affect our business and results of operations.

We are dependent upon the profitability of our subsidiaries and their ability to make cash distributions to us.

We are a holding company and, thus, do not conduct material activities other than activities incidental to holding equity interests of our subsidiaries and being a publicly-traded corporation. We are dependent on the profitability of our legacy advisory business and the acquired hotel management business and project management business, and the ability of our subsidiaries in which these businesses operate to generate cash. As a result, we are substantially dependent on the ability of our subsidiaries to fund cash needs. If our subsidiaries are less profitable than anticipated, our cash flows will be negatively affected, which could have a material adverse effect on our stock price.

Cash distributions made by the operating companies to fund payments of dividends on the Series D Convertible Preferred Stock may subject us to taxes to the extent such distributions are treated as a taxable dividend or distribution.

Because our ownership in Ashford Advisors Inc. (which owns Ashford LLC, Premier and Ashford Services) is held indirectly through Ashford Hospitality Holdings LLC, an entity treated as a partnership for U.S. federal income tax purposes, cash distributions to us might be treated as dividends for U.S. federal income tax purposes and we might not be entitled to a 100% dividends received deduction on dividends paid by Ashford Advisors Inc., and instead might only be entitled to a partial dividends received deduction, with respect to amounts distributed by Ashford Advisors Inc. for our benefit that are treated as a taxable dividend. In general, a distribution by Ashford Advisors Inc. that is treated as a dividend is treated as a taxable dividend to the extent any such distribution is made out of Ashford Advisors Inc.'s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds Ashford Advisors Inc.'s current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of Ashford Hospitality Holdings LLC's adjusted tax basis in the shares of Ashford Advisors Inc. and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as capital gain from the sale or exchange of such shares. Consequently, we might be subject to U.S. federal income tax on a portion of amounts distributed by Ashford Advisors Inc. for our benefit that are treated as a taxable dividend and on the full amount of any such distribution treated as a capital gain. Accordingly, in connection with any distributions made by the operating companies to fund payments of dividends on our preferred stock, additional distributions might be required to fund such taxes and any taxes payable on such additional distributions.

The representation of the Bennetts on our board of directors may increase as a result of our failure to make certain full dividend payments on the Series D Convertible Preferred Stock for two consecutive quarters.

For so long as the holders of Series D Convertible Preferred Stock hold at least 20% of the issued and outstanding shares of our common stock (on an as-converted basis), Mr. Archie Bennett, Jr., during his lifetime, and Mr. Monty J. Bennett, during his lifetime, are collectively entitled to nominate two individuals as members of our board of directors one of whom is currently Mr. Monty J. Bennett and the other of whom is currently Mr. W. Michael Murphy. If we fail to make two consecutive full dividend payments to the holders of the Series D Convertible Preferred Stock, then Mr. Archie Bennett, Jr., during his lifetime, and Mr. Monty J. Bennett, during his lifetime, will each be entitled to nominate one additional individual as a member of our board of directors and the size of our board of directors may be increased by up to two directors to accommodate these two additional nominees. In furtherance of the foregoing, each of the holders of Series D Convertible Preferred Stock has agreed that they will vote all of their Series D Convertible Preferred Stock, and consent to any action by the holders of the Series D Convertible Preferred Stock without a meeting as permitted under appropriate state law, as may be directed by Mr. Archie Bennett, Jr., or Mr. Monty J. Bennett, respectively, in connection with their nomination of the individuals to fill such seats on our board of directors. The Bennetts and certain of their affiliates, therefore, would likely have increased control over our operations and management.

As of December 31, 2023, the Company had aggregate undeclared preferred stock dividends of approximately $28.5 million, which relates to the second and fourth quarters of 2021 and the fourth quarter of 2023. On each of April 14, 2023, July 12, 2023 and October 11, 2023 the Company paid $8.7 million of dividends previously declared by the Board with respect to the Company's Series D Convertible Preferred Stock for the first, second and third quarters of 2023. To the extent not paid on April 15, July 15, October 15 and January 15 of each calendar year in respect of the quarterly periods ending on March 31, June 30, September 30 and December 31, respectively (each such date, a "Dividend Payment Date"), all accrued dividends on any share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and whether or not funds are legally available for the payment thereof. All accrued dividends shall remain accumulated, compounding dividends until paid in cash or converted to common shares.

If the Company fails to make the full dividend payment on the Series D Convertible Preferred Stock in two consecutive quarters, Mr. Archie Bennett, Jr. and Mr. Monty J. Bennett will each be entitled to nominate one additional individual as a member of our board of directors. Additionally, the dividend rate on the Series D Convertible Preferred Stock will increase to 10% per year, until the unpaid preferred dividends have been paid in full. Although we missed dividend payments in January of 2024 and the years ended December 31, 2021, we did not fail to make the full dividend payment for two consecutive quarters and therefore such board appointment rights and increase in interest payment will not apply. There is no assurance that the Company will not fail to make the full dividend payment in two consecutive quarters in the future.

We have adopted a shareholder rights plan which could make it more difficult for a third-party to acquire us while the plan remains in effect.

We have in effect a shareholder rights plan that was adopted in response to recent volatility of the stock market and trading of our common stock and is intended to protect the Company and its stockholders from the efforts to obtain control or rapid share accumulations that are inconsistent with the best interests of the Company and its stockholders. The Rights will be exercisable ten days following the earlier of the public announcement that a stockholder (other than us, one of our subsidiaries or employee benefit plans or Mr. Monty J. Bennett and certain of his affiliates and associates) has acquired beneficial ownership of 7% or more of our common stock without the approval of our board of directors or the announcement of a tender offer or exchange offer that would result in the ownership of 7% or more of our common stock by a person or group of persons (other than one or more of the excluded persons described above). The Rights also become exercisable if a person or group that already beneficially owns 7% or more of our common stock (other than one or more of the excluded persons described above) acquires any additional shares of our common stock without the approval of our board of directors. If the Rights become exercisable, all Rights holders (other than the person/entity triggering the Rights) will be entitled to acquire certain of our securities at a substantial discount. The Rights may substantially dilute the stock ownership of a person or group attempting to take over our company without the approval of our board of directors, and the rights plan could make it more difficult for a third-party to acquire our company or a significant percentage of our outstanding shares of common stock, without first negotiating with our board of directors.

Risks Related to Conflicts of Interest

Certain affiliated stockholders have the ability to control significant corporate activities of the Company and their interests may differ from the interests of our other stockholders.

As of December 31, 2023, the Bennetts directly or indirectly beneficially owned approximately 65.0% of our outstanding common stock (including shares and all unpaid accrued and accumulating dividends of Series D Convertible Preferred Stock on an as-converted basis.) Following the expiration of certain time and voting restrictions in the Investor Rights Agreement on August 8, 2023, the Bennetts gained control of a majority of the voting power of our equity securities As a result, the Bennetts may be able to influence or effectively control the decisions of the Company and the holders of Series D Convertible Preferred Stock may, depending on the circumstances at the time, have the voting power to elect all of the members of our board of directors and thereby control our management and affairs. In addition, at such time, the holders of our Series D Convertible Preferred Stock may be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and may be able to cause or prevent a change in the composition of our board of directors or a change in control of the Company that could deprive other stockholders of an opportunity to receive a premium for their common stock as part of a sale of the Company.

In addition to their direct or indirect beneficial ownership of the shares of our common stock, the Bennetts are party to the Investor Rights Agreement, under which, for so long as the holders of our Series D Convertible Preferred Stock and their affiliates continue to beneficially own no less than 20% of the issued and outstanding shares of our common stock, they will have the ability to cause the election of two members of our board of directors plus an additional two directors in the event of the non-payment of full dividends on the Series D Convertible Preferred Stock for two consecutive quarters. In addition, the Company could be obligated, at the Bennetts' election, to provide management services, of the character of the design and construction business or hotel management business, to any hotels in which the Bennetts own at least a 5% interest, which is different from the pricing structure of the agreements that we currently have with our two main clients, Ashford Trust and Braemar.

As of December 31, 2023, the Company had aggregate undeclared preferred stock dividends of approximately $28.5 million, which relates to the second and fourth quarters of 2021 and the fourth quarter of 2023. On each of April 14, 2023, July 12, 2023 and October 11, 2023 the Company paid $8.7 million of dividends previously declared by the Board with respect to the Company's Series D Convertible Preferred Stock for the first, second and third quarters of 2023. To the extent not paid on April 15, July 15, October 15 and January 15 of each calendar year in respect of the quarterly periods ending on March 31, June 30, September 30 and December 31, respectively (each such date, a "Dividend Payment Date"), all accrued dividends on any share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and whether or not funds are legally available for the payment thereof. All accrued dividends shall remain accumulated, compounding dividends until paid in cash or converted to common shares.

If the Company fails to make the full dividend payment on the Series D Convertible Preferred Stock in two consecutive quarters, Mr. Archie Bennett, Jr. and Mr. Monty J. Bennett will each be entitled to nominate one additional individual as a member of our board of directors. Additionally, the dividend rate on the Series D Convertible Preferred Stock will increase to 10% per year, until the unpaid preferred dividends have been paid in full. Although we missed dividend payments in January 2024 and in the year ended December 31, 2021, we did not fail to make the full dividend payment for two consecutive quarters and therefore such board appointment rights and increase in interest payment will not apply. There is no assurance that the Company will not fail to make the full dividend payment in two consecutive quarters in the future.

The Bennetts' interests may not always coincide with your interests or the interests of our other stockholders. The concentrated holdings of our common stock directly or indirectly by the Bennetts, the various provisions of the Investor Rights Agreement, and the resulting representation and potential control of our board of directors by the Bennetts may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock if investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Our separation and distribution agreement, our advisory agreements, our amended and restated mutual exclusivity agreements, the tax matters agreement, the hotel services agreement and other agreements entered into in connection with our separation from Ashford Trust, and the agreements entered into with Ashford Trust and Braemar in connection with our acquisitions of Premier and Remington, were not negotiated on an arm's-length basis, and we may be unable to enforce or may pursue less vigorous enforcement of their terms because of conflicts of interest with certain of our executive officers and directors and key employees of Ashford Trust, Braemar and Stirling and/or pending or future legal proceedings.

Because certain of our officers are also officers of Ashford Trust, Braemar and Stirling and have ownership interests in Ashford Trust, Braemar and Stirling, our separation and distribution agreements, our advisory agreements, our amended and restated mutual exclusivity agreements, the tax matters agreement, the hotel services agreement and other agreements entered into in connection with our separation from Ashford Trust, and the agreements entered into with Ashford Trust and Braemar in connection with our acquisitions of Premier and Remington, were not negotiated on an arm's-length basis, and we did not have the benefit of arm's-length negotiations of the type normally conducted with an unaffiliated third-party. As a result, the terms, including fees and other amounts payable, may not be as favorable to us as an arm's-length agreement. Furthermore, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with Ashford Trust, Braemar and Stirling.

Our deferred compensation obligations may dilute your interest in our common stock.

Our deferred compensation plan has only one participant, Mr. Monty J. Bennett, our chairman and chief executive officer. Mr. Archie Bennett, Jr., chairman emeritus of Ashford Trust, was issued all of his shares under the deferred compensation plan during the fiscal year ended December 31, 2022. Mr. Monty J. Bennett has elected to invest his deferred compensation account in our common stock. As a result, we have an obligation to issue approximately 196,000 shares of our common stock to Mr. Monty J. Bennett in quarterly installments over five years beginning in 2026. Mr. Monty J. Bennett may postpone all or a portion of the distributions, for a minimum of five years, if he notifies the Company 12 months prior to the scheduled distributions.

Our relationships with Ashford Trust, Braemar and Stirling could create significant conflicts of interest.

Our chief executive officer and chairman, Mr. Monty J. Bennett, serves as the chairman of the board of Ashford Trust, chairman of the board of Braemar and chief executive officer and board member of Stirling. Mr. Monty J. Bennett's obligations to Ashford Trust, Braemar and Stirling reduce the time and effort he spends managing our company, and his duties to us as a director and officer may conflict with his duties to, and pecuniary interest in, Ashford Trust, Braemar and Stirling.

The holders of the Series D Convertible Preferred Stock have rights that are senior to the rights of the holders of our common stock, which may decrease the likelihood, frequency or amount of dividends (if any) to holders of our common stock.

The Series D Convertible Preferred Stock Certificate of Designation requires that dividends be paid on the Series D Convertible Preferred Stock before any distributions can be paid to holders of our common stock and that, in the event of our bankruptcy, liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of Series D Convertible Preferred Stock must be satisfied before any distributions can be made to the holders of our common stock.

On each of April 14, 2023, July 12, 2023 and October 11, 2023 the Company paid $8.7 million of dividends previously declared by the Board with respect to the Company's Series D Convertible Preferred Stock for the first, second and third quarters of 2023. To the extent not paid on April 15, July 15, October 15 and January 15 of each calendar year in respect of the quarterly periods ending on March 31, June 30, September 30 and December 31, respectively (each such date, a "Dividend Payment Date"), all accrued dividends on any share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and whether or not funds are legally available for the payment thereof. All accrued dividends shall remain accumulated, compounding dividends until paid in cash or converted to common shares.

As of December 31, 2023, the Company had aggregate undeclared preferred stock dividends of approximately $28.5 million, which relates to the second and fourth quarters of 2021 and the fourth quarter of 2023. All accrued dividends accumulate and compound until paid in cash or converted into common stock of the Company pursuant to the Certificate of Designation for the Series D Convertible Preferred Stock. In addition, if we declare or pay a dividend on our common stock, the holders of the Series D Convertible Preferred Stock will participate, on an as-converted basis, in such dividend with the holders of our common stock. The Series D Convertible Preferred Stock will vote together with the holders of our common stock as a single class on all matters, with the number of votes attributable to each share of Series D Convertible Preferred Stock determined on an as-converted basis, subject to the voting restrictions set forth in the Investor Rights Agreement. As a result of the Series D Convertible Preferred Stock's superior rights relative to our common stock, including its right to participate in any dividends or other distributions to the holders of our common stock, the right of holders of our common stock to receive distributions from us may be diluted and is limited by such rights.

The holders of the Series D Convertible Preferred Stock are expected to benefit from significant cash flows that may create conflicts of interest in our management.

The Bennetts and other sellers of the project and hotel management businesses were issued Series D Convertible Preferred Stock in consideration for the sale of such businesses. Each share of Series D Convertible Preferred Stock has a cumulative dividend rate of 7.28% per year. In addition, if the Company fails to pay dividends on the Series D Convertible Preferred Stock for two consecutive quarterly periods the dividend rate increases to 10% per year until paid in full.

As of December 31, 2023, the Company had aggregate undeclared preferred stock dividends of approximately $28.5 million, which relates to the second and fourth quarters of 2021 and the fourth quarter of 2023. On each of April 14, 2023, July 12, 2023 and October 11, 2023 the Company paid $8.7 million of dividends previously declared by the Board with respect to the Company's Series D Convertible Preferred Stock for the first, second and third quarters of 2023. To the extent not paid on April 15, July 15, October 15 and January 15 of each calendar year in respect of the quarterly periods ending on March 31, June 30, September 30 and December 31, respectively (each such date, a "Dividend Payment Date"), all accrued dividends on any share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and whether or not funds are legally available for the payment thereof. All accrued dividends shall remain accumulated, compounding dividends until paid in cash or converted to common shares.

As a result of this consideration, the holders of the Series D Convertible Preferred Stock have the right to receive significant cash flow that might otherwise have been used for general corporate purposes. The holders of the Series D Convertible Preferred Stock may be incentivized by this consideration to maximize our cash flow, and thus Mr. Monty J. Bennett may have conflicts of interest in making management decisions that might be to the detriment of our long-term strategy and success. The cash flow generated by the hotel management business and design and construction business may not be equal to or in excess of the dividends payable to the holders of the shares of Series D Convertible Preferred Stock in any period.

Certain of our executive officers, who are also executive officers or board members of Ashford Trust, Braemar, Stirling or all three, including our chairman of the board and chief executive officer, who is also chairman of the board of Ashford Trust, Braemar and Stirling, face competing demands relating to their time as well as potential conflicts of interest, and this may adversely affect our operations.

Certain of our executive officers are also executive officers or board members of Ashford Trust, Braemar, Stirling, or all three. Because our executive officers have duties to Ashford Trust, Braemar or Stirling, as applicable, as well as to our company, we do not have their undivided attention. They face conflicts in allocating their time and resources between our company, Ashford Trust, Braemar and Stirling, as applicable, and they will continue to face increasing conflicts as we advise additional companies and platforms.

The organization and management of Ashford Trust, Braemar and Stirling and any companies we may advise in the future may create conflicts of interest.

We are or will be party to advisory and other agreements with Ashford Trust, Braemar and Stirling. These entities, along with any other businesses we may advise in the future will acquire assets consistent with their respective initial investment guidelines, but in each case, we will have discretion to determine which investment opportunities satisfy each such entity's initial investment guidelines. If, however, either Ashford Trust, Braemar and Stirling materially changes their investment guidelines without our express consent, we are required to use our best judgment to allocate investment opportunities to Ashford Trust, Braemar and Stirling and other entities we advise, taking into account such factors as we deem relevant, in our discretion, subject to any then-existing obligations we may have to such other entities. If a portfolio investment opportunity cannot be equitably divided by asset type and acquired on the basis of such asset types in satisfaction of each such entity's investment guidelines, we will allocate investment opportunities between Ashford Trust, Braemar and Stirling and any other businesses we advise in a fair and equitable manner, consistent with such entities' investment objectives. When determining the entity for which such a portfolio investment opportunity would be the most suitable, our investment professionals have substantial discretion and may consider, among other factors, the following:

- investment strategy and guidelines;

- portfolio concentrations;

- tax consequences;

- regulatory restrictions;

- liquidity requirements; and

- financing availability.

We may manage additional investment vehicles in the future and, in connection with the creation of such investment vehicles, may revise these allocation procedures. The result of a revision to the allocation procedures may, among other things, be to increase the number of parties who have the right to participate in investment opportunities sourced by us, increasing the risk of conflicts of interest.

The decision of how any potential investment should be allocated among Ashford Trust, Braemar and any other companies we may advise in the future, in many cases, may be a matter of subjective judgment, which will be made by us.

Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Litigation in connection with conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business and our ability to attract investors for future vehicles.

Our fiduciary duties as the sole manager of our operating company could create conflicts of interest with our fiduciary duties to our stockholders.

We, as the sole manager of Ashford Hospitality Holdings LLC, which wholly owns our operating company, have fiduciary duties to the other members of Ashford Hospitality Holdings LLC, the discharge of which may conflict with the interests of our stockholders. The operating agreement of Ashford LLC provides that, in the event of a conflict in the fiduciary duties owed by us to our stockholders and, in our capacity as manager of our operating company, to the members of Ashford Hospitality Holdings LLC, we may act in the best interest of our stockholders without violating our fiduciary duties to the members of Ashford Hospitality Holdings LLC or being liable for any resulting breach of our duties to the members, subject in all cases to the implied contractual covenant of good faith and fair dealing which, pursuant to Delaware law, cannot be waived. In addition, those persons holding Ashford Hospitality Holdings LLC common units will have the right to vote on certain amendments to the operating agreement (which require approval by a majority in interest of the members, including us) and individually to approve certain amendments that would adversely affect their rights. These voting rights may be exercised in a manner that conflicts with the interests of our stockholders. For example, we are unable to modify the rights of Ashford Hospitality Holdings LLC members to receive distributions as set forth in the operating agreement in a manner that adversely affects their rights without their consent, even though such modification might be in the best interest of our stockholders. In addition, conflicts may arise when the interests of our stockholders and the members of Ashford Hospitality Holdings LLC diverge, particularly in circumstances in which there may be an adverse tax consequence to the members.

Our conflict of interest policy may not adequately address all of the conflicts of interest that may arise with respect to our activities.

In order to minimize any actual or perceived conflicts of interest with our directors, officers or employees, we have adopted a conflict of interest policy to address specifically some of the conflicts relating to our activities. Although under this policy the approval of a majority of our disinterested directors is required to approve any transaction, agreement or relationship in which any of our directors, officers, or employees, Ashford Trust, Braemar or Stirling has an interest, there is no assurance that this policy will be adequate to address all of the conflicts that may arise. In addition, the transactions and agreements entered into in connection with our formation prior to the separation and distribution have not been approved by any independent or disinterested persons.

Risks Related to Debt Financing

We may incur additional debt at the corporate level from time to time, which may materially and adversely affect our financial condition and results of operations.

We may incur additional debt at the corporate level from time to time. In addition, certain of our subsidiaries that provide products and services to the lodging industry use debt, some of which has recourse to Ashford Inc. or Ashford LLC. Our organizational documents do not limit our capacity to use leverage or limit the amount of debt that we may incur. We may, at any time, decide to use leverage to meet future capital needs. We may guarantee, at the corporate level, debt incurred by our subsidiaries. We may also, from time to time, use derivative instruments primarily to manage interest rate risk. Future indebtedness will increase our operating costs, particularly in periods of rising interest rates, and we cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses that may reduce the overall return on your investment.

Higher interest rates have increased our interest costs on our variable-rate debt and such costs may remain high.

As of December 31, 2023, our total indebtedness of $141.1 million included $133.5 million of variable-rate debt. Higher interest rates in the past few years have negatively impacted nearly all commercial real estate managers, including the Company. Higher interest rates have increased our interest costs on our variable-rate debt and could increase interest expense on any future fixed rate debt we may incur, and interest we pay reduces our cash available for preferred dividend payments, expansion, working capital and other uses. Moreover, periods of rising interest rates heighten the risks described above under "We may incur additional debt at the corporate level from time to time, which may materially and adversely affect our financial condition and results of operations*.*"

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Management and Strategy. The Company's information security program consists of various processes designed to ensure that the Company and its electronic assets are shielded from cyber events that may compromise the Company's ability to successfully execute its business on a day-to-day basis. These processes cover areas such as, but not limited to, risk management, access control, anti-virus management, sensitive data management, electronic communication, risk/security reporting, incident response planning and business continuation planning. The information technology department ("IT Department"), which includes the cybersecurity department ("IT Security Department"), is responsible for implementing such processes and coordinating with the Human Resources Department to align training and onboarding efforts with such processes. The IT Security Department carries out risk management primarily by outsourcing risks to those companies and agencies that specialize in handling such risks and that have the appropriate resources to do so. Additionally, the IT Department assesses and improves the Company's cybersecurity risk management processes on an annual basis by: (i) engaging its cyber insurance broker, AON, plc, to complete a benchmarking evaluation to compare the Company's cybersecurity posture against peers and (ii) engaging cyber risk readiness and response company, Netdiligence®, to conduct vulnerability and penetration testing, which produces a report that specifies any possible risk area and devices. Such report is presented to the IT Department for analysis and for the purpose of developing subsequent action plans to remediate any vulnerabilities. As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial conditions, except as otherwise noted.

Governance. Management is ultimately responsible for assessing and managing the Company's cybersecurity risk. The information security program is overseen by the Chief Financial Officer, Vice President of IT, and the Information Security Manager. The Information Security Manager provides a weekly report to the Vice President of IT, which contains an overview of the activity in the department, any United States Computer Emergency Readiness Team alerts processed and all findings from the preventative maintenance tools. The Vice President of IT provides such report to the Chief Financial Officer on a quarterly basis. The Audit Committee of the Board is then briefed each quarter on the occurrence of any cybersecurity incidents. The Board will also be provided an overview of the information security program on an annual basis, including updates on the IT team, IT training, implementation of IT controls, cybersecurity testing, the incident response process and the cybersecurity assets of the Company.

Item 2. *Properties*

We lease our headquarters located at 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254.

Our consolidated businesses lease other office and warehouse facilities. See note 9 in our consolidated financial statements.

Item 3. *Legal Proceedings*

On December 20, 2016, a class action lawsuit was filed against one of the Company's subsidiaries in the Superior Court of the State of California in and for the County of Contra Costa alleging violations of certain California employment laws. The court has entered an order granting class certification with respect to: (i) a statewide class of non-exempt employees who were allegedly deprived of rest breaks as a result of the subsidiary's previous written policy requiring employees to stay on premises during rest breaks; and (ii) a derivative class of non-exempt former employees who were not paid for allegedly missed breaks upon separation from employment. Notices to potential class members were sent out on February 2, 2021. Potential class members had until April 4, 2021 to opt out of the class, however, the total number of employees in the class has not been definitively determined and is the subject of continuing discovery. The opt out period has been extended until such time that discovery has concluded. In May of 2023, the trial court requested additional briefing from the parties to determine whether the case should be maintained, dismissed, or the class decertified. After submission of the briefs, the court requested that the parties submit stipulations for the court to rule upon. On February 13, 2024, the judge ordered the parties to submit additional briefing related to on-site breaks. While we believe it is reasonably possible that we may incur a loss associated with this litigation, because there remains uncertainty under California law with respect to a significant legal issue, discovery relating to class members continues, and the trial judge retains discretion to award lower penalties than set forth in the applicable California employment laws, we do not believe that any potential loss to the Company is reasonably estimable at this time. As of December 31, 2023, no amounts have been accrued.

We are also engaged in other legal proceedings that have arisen but have not been fully adjudicated. To the extent the claims giving rise to these legal proceedings are not covered by insurance, they relate to the following general types of claims: employment matters, tax matters, matters relating to compliance with applicable law (for example, the Americans with Disability Act and similar state laws), and other general matters. The likelihood of loss for these legal proceedings is based on definitions within contingency accounting literature. We recognize a loss when we believe the loss is both probable and reasonably estimable. Legal costs associated with loss contingencies are expensed as incurred. Based on the information available to us relating to these legal proceedings and/or our experience in similar legal proceedings, we do not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect on our consolidated financial position, results of operations or cash flow.

During the quarter ended September 30, 2023, we had a cyber incident that resulted in the potential exposure of certain employee personal information. We have completed an investigation and have identified certain employee information that may have been exposed, but we have not identified that any customer information was exposed. All systems have been restored. We believe that we maintain a sufficient level of insurance coverage related to such events, and the related incremental costs incurred to date are immaterial. In February of 2024, two class action lawsuits were filed related to the cyber incident. The suits are currently pending in the U.S. District Court for the Northern District of Texas. We intend to vigorously defend these matters and do not believe that any potential loss is reasonably estimable at this time. It is reasonably possible that the Company may incur additional costs related to the matter, but we are unable to predict with certainty the ultimate amount or range of potential loss.

Our assessment may change depending upon the development of any current or future legal proceedings, and the final results of such legal proceedings cannot be predicted with certainty. If we ultimately do not prevail in one or more of these legal matters, and the associated realized losses exceed our current estimates of the range of potential losses, our consolidated financial position, results of operations, or cash flows could be materially adversely affected in future periods.

Item 4. *Mine Safety Disclosures*

Not Applicable

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*

Market Price and Dividend Information

Our common stock has been listed and traded on the NYSE American under the symbol "AINC" since November 13, 2014. Prior to that time, there was no public market for our common stock. On March 25, 2024, there were approximately 510 holders of record.

Distributions and Our Distribution Policy

Evaluation of our distribution policy and the decision to make a distribution is made solely at the discretion of our board of directors and is based on factors including, but not limited to, our ability to generate income, availability of existing cash balances, the performance of our business, capital requirements, applicable law, access to cash in the capital markets and other financing sources, general economic conditions and economic conditions that more specifically impact our business or prospects and other factors our board of directors deems relevant.

Future distribution levels are subject to adjustment based upon any one or more of the factors set forth above, the matters discussed under "Item 1A. Risk Factors" in this Annual Report on Form 10-K or any other document we file with the SEC under the Exchange Act and other factors that our board of directors may, from time to time, deem relevant to consider when determining an appropriate distribution. Our board of directors may also determine not to make any distribution.

No dividends on our common stock have been declared or paid as of and for the years ended December 31, 2023, 2022 and 2021.

Equity Compensation Plan Information

The following table sets forth certain information with respect to securities authorized and available for issuance under our equity compensation plans:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price Of Outstanding Options, Warrants, And Rights		Number of Securities Remaining Available for Future Issuance	
Equity compensation plans approved by security holders	1,709,860	[2]	65.48	[2]	593,082	[1]
Equity compensation plans not approved by security holders	—		—		—	
Total	1,709,860		65.48		593,082	

---

[1] As of December 31, 2023, 593,082 shares of our common stock, or securities convertible into 593,082 shares of our common stock, remained available for issuance under our 2014 Incentive Plan. As defined by the 2014 Incentive Plan, authorized shares automatically increase on January 1 of each year in an amount equal to 15% of the sum of (i) the fully diluted share count and (ii) the shares of common stock reserved for issuance under the Company's deferred compensation plan less shares available under the 2014 Incentive Plan as of December 31 of the previous year. Pursuant to the plan, we have 750,949 shares of our common stock, or securities convertible into 750,949 shares of our common stock, available for issuance under our 2014 Incentive Plan, as of January 1, 2024.

[2] As of December 31, 2023, we have an obligation to issue 195,579 shares of our common stock with no strike price under our non-qualified deferred compensation plan ("DCP") for Mr. Monty J. Bennett, our chairman and chief executive officer. The plan allows the participant to defer up to 100% of his base salary and bonus and select an investment fund for measurement of the deferred compensation obligation. Distributions under the DCP are made in cash, unless the participant has elected Ashford Inc. common stock as the investment option, in which case any such distributions would be made in Ashford Inc. common stock. Mr. Monty J. Bennett has elected to invest his deferred compensation account in our common stock which will be issued in quarterly installments over five years beginning in 2026. Mr. Monty J. Bennett may postpone all or a portion of the distributions, for a minimum of 5 years, if he notifies the Company 12 months prior to the scheduled distributions. See further discussion in the Risk Factors section and note 17 in our consolidated financial statements.

Performance Graph

The following graph compares the percentage change in the cumulative total stockholder return on our common stock with the cumulative total return of the S&P 500 Stock Index, and the Dow Jones Asset Manager Index for the period from December 31, 2018 through December 31, 2023, assuming an initial investment of $100 in stock on December 31, 2018, with reinvestment of dividends.

The stock price performance shown below on the graph is not necessarily indicative of future price performance.

COMPARISON CUMULATIVE TOTAL RETURNS

Among Ashford Inc., the S&P 500 Stock Index and the Dow Jones Asset Manager Index



Purchases of Equity Securities by the Issuer

Common Stock Repurchases—On December 5, 2017, the board of directors of Ashford Inc. approved a stock repurchase program (the "Repurchase Program") pursuant to which the Board granted a repurchase authorization to acquire shares of the Company's common stock, par value $0.001 per share having an aggregate value of up to $20 million. No shares were repurchased under the stock repurchase program during the year ended December 31, 2023. The maximum aggregate dollar value that may yet be purchased under the Repurchase Program is $20 million.

The following table provides the information with respect to purchases of our common stock during each of the months in the quarter ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid Per Share		Total Number of Shares Purchased as Part of a Publicly Announced Plan [1]	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plan
Common stock:					
October 1 to October 31	933	$	— [2]	— $	20,000,000
November 1 to November 30	668	$	— [2]	— $	20,000,000
December 1 to December 31	62	$	— [2]	— $	20,000,000
Total	1,663	$	—	—	

[1] No shares were repurchased under the Repurchase Program during the three months ended December 31, 2023.

[2] There is no cost associated with the forfeiture of 933, 688, and 62 restricted shares of our common stock in October, November and December, respectively.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand our results of operations and financial condition. This MD&A is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the accompanying notes thereto included in Item 8. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K. See "Forward-Looking Statements."

Overview

Ashford Inc., a Nevada corporation, is an alternative asset management company with a portfolio of strategic operating businesses that provides products and services primarily to clients in the real estate and hospitality industries, including Ashford Trust, Braemar, Stirling and our consolidated subsidiary TSGF L.P. We became a public company in November 2014, and our common stock is listed on the NYSE American. As of March 25, 2024, Mr. Monty J. Bennett, Ashford Inc.'s Chairman and Chief Executive Officer and the Chairman of Ashford Trust, Braemar and Stirling, and his father, Mr. Archie Bennett, Jr., Chairman Emeritus of Ashford Trust, hold a controlling interest in Ashford Inc. The Bennetts owned approximately 610,261 shares of our common stock, which represented an approximately 17.8% ownership interest in Ashford Inc., and owned 18,758,600 shares of our Series D Convertible Preferred Stock (the "Series D Convertible Preferred Stock"), which, along with all unpaid accrued and accumulated dividends thereon, is convertible at a price of $117.50 per share into an additional approximate 4,233,572 shares of Ashford Inc. common stock, which if converted as of March 25, 2024 would have increased Mr. Monty J. Bennett and Mr. Archie Bennett, Jr.'s ownership interest in Ashford Inc. to approximately 63.2%.

We provide: (i) advisory services; (ii) asset management services; (iii) hotel management services; (iv) design and construction services; (v) event technology and creative communications solutions; (vi) mobile room keys and keyless entry solutions; (vii) watersports activities and other travel, concierge and transportation services; (viii) hypoallergenic premium room products and services; (ix) insurance policies covering general liability, workers' compensation, business automobile claims and insurance claims services; (x) debt placement and related services; (xi) real estate advisory and brokerage services; and (xii) wholesaler, dealer manager and other broker-dealer services. We conduct these activities and own substantially all of our assets primarily through Ashford LLC, Ashford Services, Warwick and their respective subsidiaries.

We seek to grow through the implementation of three primary strategies: (i) increasing our assets under management; (ii) pursuing third-party business to grow our products and services businesses; and (iii) acquiring additional businesses which align with our strategic initiatives.

We are currently the advisor for Ashford Trust, Braemar, Stirling and TSGF L.P. In our capacity as advisor, we are responsible for implementing the investment strategies and managing the day-to-day operations of our clients and their respective hotels from an ownership perspective, in each case subject to the respective advisory agreements and the supervision and oversight of each client's respective boards of directors. Ashford Trust is focused on investing in full-service hotels in the upscale and upper upscale segments in the United States that have RevPAR generally less than twice the U.S. national average. Braemar invests primarily in luxury hotels and resorts with RevPAR of at least twice the U.S. national average. Stirling invests in a diverse portfolio of stabilized income-producing hotels and resorts across all chain scales primarily located in the United States and became our client on December 6, 2023. TSGF L.P. invests in all types of real estate in the state of Texas. Each of Ashford Trust and Braemar is a REIT as defined in the Internal Revenue Code. The common stock of each of Ashford Trust and Braemar is traded on the NYSE. Stirling is privately held and Stirling's subsidiary Stirling OP is consolidated by Ashford Trust. TSGF L.P. is a privately held, consolidated subsidiary of the Company.

We provide the personnel and services that we believe are necessary for each of our clients to conduct their respective businesses. We may also perform similar functions for new or additional platforms. In our capacity as an advisor, we are not responsible for managing the day-to-day operations of our client's individual hotel properties, which duties are, and will continue to be, the responsibility of the hotel management companies that operate such hotel properties. Additionally, Remington, a subsidiary of the Company, operates certain hotel properties for Ashford Trust, Braemar, Stirling and third parties. As of December 31, 2023, Remington provided hotel management services to 122 properties that were open and operating, 54 of which were owned by third parties.

Recent Developments

On January 3, 2023, the Company acquired Remington Hotel Corporation ("RHC"), an affiliate owned by Mr. Monty J. Bennett, our Chairman and Chief Executive Officer and the Chairman of Ashford Trust and Braemar, and his father, Mr. Archie Bennett, Jr., Chairman Emeritus of Ashford Trust, from which the Company leases the offices for our corporate headquarters in Dallas, Texas. The purchase price paid was de minimis. The transaction was accounted for as an asset acquisition. See note 19.

On March 17, 2023, RED acquired certain privately held entities and assets associated with the Alii Nui and Maui Dive Shop ("Alii Nui"), which provides luxury sailing and watersports experiences in Maui, Hawaii, for a total purchase price of $11.0 million, excluding working capital adjustments. The purchase price consisted of $8.0 million in cash, subject to certain adjustments, $1.0 million of contingent consideration and 80,000 Preferred Units issued by RED (the "RED Units") issued at $25 per unit for a total liquidation value of $2.0 million. See note 4 in our consolidated financial statements.

On March 24, 2023, INSPIRE amended its credit agreement dated as of November 1, 2017 (the "INSPIRE Amendment"). The INSPIRE Amendment increased the maximum borrowing capacity under INSPIRE's revolving credit facility (the "Revolving Note") from $3.0 million to $6.0 million, provides for a $20.0 million senior secured term loan ("Term Note") and an equipment note ("Equipment Note" and together with the Revolving Note and the Term Note, the "Notes") pursuant to which, until September 24, 2027, INSPIRE may request advances up to $4.0 million in the aggregate to purchase new machinery or equipment to be used in the ordinary course of business. The INSPIRE Amendment extended the maturity date of INSPIRE's Notes from January 1, 2024 to March 24, 2028. See note 8 in our consolidated financial statements.

On May 15, 2023, the Company and Computershare Trust Company, N.A., a federally chartered trust company (the "Rights Agent") entered into Amendment No. 1 ("Amendment No. 1") to the Rights Agreement dated as of August 30, 2022 (the "Rights Agreement"). Our board of directors implemented the rights plan by declaring (i) a dividend to the holders of the Company's common stock of one preferred share purchase right (a "Right") for each share of common stock and (ii) a dividend to the holders of the Company's Series D Convertible Preferred Stock of one Right in respect of each share of the Company's common stock issuable upon conversion of the Series D Convertible Preferred Stock. The dividends were distributed on September 9, 2022, to our stockholders of record on that date. Each of those Rights become exercisable on the date on which the Rights separate and begin trading separately from our common stock and entitles the registered holder to purchase from the Company one one-thousandth of a share of our Series F Preferred Stock, par value $0.001 per share ("Series F Preferred Stock"), at a price of $275 per one one-thousandth of a share of our Series F Preferred Stock represented by such Right, subject to adjustment. Pursuant to Amendment No. 1, the Rights Agreement was amended to (i) extend the final expiration date with respect to the Company's Rights until July 30, 2024, and (ii) decrease the beneficial ownership threshold in the definition of an acquiring person from 10% to 7%. The value of the Rights was de minimis.

On August 21, 2023 (the "Investment Date"), the Company invested $2.5 million to acquire 51% of the equity of TSGF L.P., a fund which provides a growth-oriented investment product focused on commercial real estate in the State of Texas. The Company consolidated TSGF L.P. as of the Investment Date as management concluded TSGF L.P. is a variable interest entity ("VIE") for which the Company is considered the primary beneficiary. Our interests in TSGF L.P. were accounted for as an asset acquisition. The approximately $5.0 million of total assets consolidated on the Investment Date included an investment of $4.5 million, $274,000 of cash and cash equivalents and other immaterial assets related to working capital. Subsequent to the Investment Date, Ashford Securities, a subsidiary of the Company, raised an additional $4.9 million in capital on behalf of TSGF L.P. through December 31, 2023, which is included in "noncontrolling interests in consolidated entities" in our consolidated balance sheet. Ashford Securities has raised $9.7 million of capital in total for TSGF L.P. through December 31, 2023, which comprises $2.5 million from the Company and $7.2 million from other investors. The $7.2 million of capital raised from other investors includes $2.3 million of capital raised by Ashford Securities prior to the Investment Date.

On December 5, 2023, Mark Nunneley, the Company's Chief Accounting Officer ("CAO"), voluntarily resigned from his role as the CAO and all other positions he held with the Company effective December 31, 2023. Mr. Nunneley accepted the position of Senior Managing Director of the Company in which role he remains employed on a full-time basis to provide strategic advice and be responsible for special projects as requested by the Company. Effective January 1, 2024, Justin Coe, formerly the Company's Senior Vice President of Accounting, was appointed to fill the role of CAO.

On December 6, 2023, the Company entered into an advisory agreement with Stirling and Stirling's subsidiary Stirling OP. The term of the advisory agreement with Stirling is one year from the effective date of December 6, 2023 subject to an unlimited number of successive, automatic one-year renewals unless terminated by the Company or Stirling's board of directors. See note 19 in our consolidated financial statements.

On December 19, 2023, the Company incorporated our insurance subsidiary Warwick, which is licensed by the Texas Department of Insurance. Effective December 19, 2023, Ashford Inc. and Warwick entered into a loss portfolio transfer agreement whereby Ashford Inc. agreed to transfer the existing cash reserves and liabilities for Ashford Trust and Braemar's general liability and workers' compensation policies from January 1, 2014 through December 31, 2023 to Warwick pursuant to approvals obtained from the independent members of the boards of directors of Ashford Trust and Braemar. This transaction eliminated in consolidation. On the same date, Ashford Inc. and Remington entered into general liability and workers' compensation insurance policies, respectively, with Warwick with agreed upon annual premiums of $4.7 million and $6.0 million, respectively, for a coverage period of one year.

On March 12, 2024, we entered into the Third Amended and Restated Advisory Agreement with Ashford Trust (the "Third Amended and Restated Advisory Agreement"). The Third Amended and Restated Advisory Agreement amends and restates the terms of the Second Amended and Restated Advisory Agreement, dated January 14, 2021, to, among other items: (i) require Ashford Trust pay the advisor the Portfolio Company Fee (as defined in the Third Amended and Restated Advisory Agreement) upon certain specified defaults under Ashford Trust's loan agreements resulting in the foreclosure of Ashford Trust's hotel properties, (ii) provide that there shall be no additional payments to the advisor from the amendments to the master hotel management agreement between Ashford Trust and Remington Hospitality and the master project management agreement between Ashford Trust and Premier until Ashford Trust's Oaktree Credit Agreement is paid in full, and limits, for a period of two years thereafter, the incremental financial impact to no more than $2 million per year in additional payments to the advisor from such amendments, (iii) reduces the Consolidated Tangible Net Worth covenant (as defined in the Third Amended and Restated Advisory Agreement) to $750 million (plus 75% of net equity proceeds received) from $1 billion (plus 75% of net equity proceeds received), (iv) revise the criteria that would constitute a Company Change of Control (as defined in the Third Amended and Restated Advisory Agreement), (v) revise the definition of termination fee to provide for a minimum amount of such termination fee and (vi) revise the criteria that would constitute a voting control event.

Other Developments

Change in Control

On August 8, 2023, the 40% voting cap under the Investor Rights Agreement, dated November 6, 2019 and entered into by and among the Company, Mr. Archie Bennett Jr. and Mr. Monty J. Bennett (the "Bennetts") and other holders of the Company's Series D Convertible Preferred Stock (the "Investor Rights Agreement"), expired. As a result, the Bennetts may now vote their full ownership interests in the Company as they determine at their sole discretion. Upon the expiration of the voting cap, the Bennetts controlled a majority of the Company's voting securities, resulting in a change of control of the Company. As of August 8, 2023, the Bennetts owned approximately 610,261 shares of our common stock and owned 18,758,600 shares of our Series D Convertible Preferred Stock (the "Series D Convertible Preferred Stock"), which, along with all unpaid accrued and accumulated dividends thereon, is convertible at a price of $117.50 per share into approximately 4,152,301 shares of Ashford Inc. common stock, resulting in a combined ownership interest in Ashford Inc. of approximately 64.6%. The Company elected the accounting policy option as allowed under Accounting Standards Codification ("ASC") 805, Business Combinations, to continue to use Ashford Inc.'s historical accounting basis rather than apply pushdown accounting.

Amended and Restated Bylaws

On August 24, 2023, the Board of Directors (the "Board") of the Company approved amendments to the Amended and Restated Bylaws of the Company (the "Bylaws"), effective immediately. The amendments to the Bylaws provide, among other things, that:

- the notice to be furnished to the Company by a stockholder seeking to bring a proposed director nomination before a meeting of the Company's stockholders must include the information required pursuant to Rule 14a-19(b) under the "Exchange Act", if the stockholder intends to engage in a solicitation in support of director nominees other than the Company's nominees;

- no stockholder may solicit proxies in support of any nominees other than individuals nominated by the Board unless such stockholder has complied with Rule 14a-19 under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Company of notices required thereunder in a timely manner;

- if any stockholder provides notice pursuant to Rule 14a-19(b) under the Exchange Act and subsequently fails to comply with any of the requirements of Rule 14a-19 under the Exchange Act, then the Company will disregard any proxies or votes solicited for such stockholder's nominee; and

- at the request of the Company, if any stockholder provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such stockholder must deliver to the Company, no later than five business days prior to the applicable meeting of stockholders, reasonable evidence that such stockholder has met the requirements of Rule 14a-19 under the Exchange Act.

In addition, the amendments to the Bylaws include enhancements to certain advance notice procedures and disclosure requirements for a stockholder nomination of directors and the submission of proposals for consideration at annual meetings of the stockholders of the Company (other than proposals to be included in the Company's proxy statement pursuant to Rule 14a-8 of the Exchange Act).

Other

On December 20, 2023, the Company received notification (the "Letter") from the NYSE American that it was not in compliance with the continued listing standards set forth in Sections 1003(a)(i) and (ii) of the NYSE American Company Guide (the "Company Guide"). Specifically, the Letter indicated that the Company was not in compliance with Sections 1003(a)(i) and 1003(a)(ii) of the Company Guide, requiring a listed company to have stockholders' equity of (i) at least $2.0 million if it has reported losses from continuing operations or net losses in two of its three most recent fiscal years and (ii) at least $4.0 million if it has reported losses from continuing operations or net losses in three of its four most recent fiscal years. The Company reported a stockholders' deficit of $304.6 million as of December 31, 2023, and had losses from continuing operations and/or net losses in three of its four most recent fiscal years ended December 31, 2023. The Company submitted a plan to the NYSE American on January 12, 2024 addressing how it intends to regain compliance with Sections 1003(a)(i) and (ii) of the Company Guide by June 20, 2025, or sooner if the NYSE American determines that the nature and circumstances of the Company's continued listing status warrant a shorter period of time.

The Company received notification from the NYSE American on February 27, 2024, that it had accepted the Company's plan and granted a plan period through June 20, 2025. During the plan period, the Company will be subject to quarterly review to determine if it is making progress consistent with the plan. If the Company does not regain compliance with the NYSE American listing standards by June 20, 2025, or if the Company does not make sufficient progress consistent with its plan, then the NYSE American may initiate delisting proceedings.

Discussion of Presentation

The discussion below relates to the financial condition and results of operations of Ashford Inc. and entities which it controls. The historical financial information is not necessarily indicative of our future results of operations, financial position and cash flows.

RESULTS OF OPERATIONS

This section of this Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2022 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following table summarizes the changes in key line items from our consolidated statements of operations for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,		Favorable (Unfavorable)	
	2023	**2022**	**$ Change**	**% Change**
REVENUE				
Advisory services fees	$ 47,948	$ 48,381	$ (433)	(0.9)%
Hotel management fees	52,561	46,548	6,013	12.9 %
Design and construction fees	27,740	22,167	5,573	25.1 %
Audio visual	148,617	121,261	27,356	22.6 %
Other	43,433	44,312	(879)	(2.0)%
Cost reimbursement revenue	426,496	361,763	64,733	17.9 %
Total revenues	746,795	644,432	102,363	15.9 %
EXPENSES				
Salaries and benefits	92,144	76,521	(15,623)	(20.4)%
Cost of revenues for design and construction	11,666	8,359	(3,307)	(39.6)%
Cost of revenues for audio visual	108,754	84,986	(23,768)	(28.0)%
Depreciation and amortization	28,222	31,766	3,544	11.2 %
General and administrative	46,276	34,004	(12,272)	(36.1)%
Other	25,281	25,828	547	2.1 %
Reimbursed expenses	426,507	361,375	(65,132)	(18.0)%
Total expenses	738,850	622,839	(116,011)	(18.6)%
OPERATING INCOME (LOSS)	7,945	21,593	(13,648)	(63.2)%
Equity in earnings (loss) of unconsolidated entities	(702)	392	(1,094)	(279.1)%
Interest expense	(14,208)	(9,996)	(4,212)	(42.1)%
Amortization of loan costs	(1,051)	(761)	(290)	(38.1)%
Interest income	1,798	371	1,427	384.6 %
Realized gain (loss) on investments	(80)	(121)	41	33.9 %
Other income (expense)	747	(25)	772	3,088.0 %
INCOME (LOSS) BEFORE INCOME TAXES	(5,551)	11,453	(17,004)	(148.5)%
Income tax (expense) benefit	544	(8,530)	9,074	106.4 %
NET INCOME (LOSS)	(5,007)	2,923	(7,930)	(271.3)%
Net (income) loss from consolidated entities attributable to noncontrolling interests	880	1,171	(291)	(24.9)%
Net (income) loss attributable to redeemable noncontrolling interests	(501)	(448)	(53)	(11.8)%
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	(4,628)	3,646	(8,274)	(226.9)%
Preferred dividends, declared and undeclared	(36,193)	(36,458)	265	0.7 %
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (40,821)	$ (32,812)	$ (8,009)	(24.4)%

Net Income (Loss) Attributable to Common Stockholders. Net loss attributable to common stockholders changed $8.0 million to a $40.8 million loss for the year ended December 31, 2023 (the "2023 period") compared to a $32.8 million loss for the year ended December 31, 2022 (the "2022 period") as a result of the factors discussed below.

Total Revenues. Total revenues increased by $102.4 million, or 15.9%, to $746.8 million for 2023 compared to 2022 due to the following (in thousands):

	Year Ended December 31,		Favorable (Unfavorable)	
	2023	**2022**	**$ Change**	**% Change**
Advisory services fees:				
Base advisory fees [1]	$ 47,159	$ 47,592	$ (433)	(0.9)%
Incentive advisory fees [2]	268	268	—	— %
Other advisory revenue [3]	521	521	—	— %
Total advisory services fees revenue	47,948	48,381	(433)	(0.9)%
Hotel management fees:				
Base management fees	37,651	34,072	3,579	10.5 %
Incentive management fees	5,569	8,533	(2,964)	(34.7)%
Other management fees	9,341	3,943	5,398	136.9 %
Total hotel management fees revenue [4]	52,561	46,548	6,013	12.9 %
Design and construction fees revenue [5]	27,740	22,167	5,573	25.1 %
Audio visual revenue [6]	148,617	121,261	27,356	22.6 %
Other revenue:				
Watersports, ferry and excursion services [7]	34,057	26,309	7,748	29.4 %
Debt placement and related fees [8]	4,634	4,222	412	9.8 %
Premiums earned [9]	375	—	375	
Cash management fees [10]	256	135	121	89.6 %
Claims management services [11]	12	20	(8)	(40.0)%
Other services [12]	4,099	13,626	(9,527)	(69.9)%
Total other revenue	43,433	44,312	(879)	(2.0)%
Cost reimbursement revenue [13]	426,496	361,763	64,733	17.9 %
Total revenues	$ 746,795	$ 644,432	$ 102,363	15.9 %
REVENUES BY SEGMENT [14]				
Advisory	$ 78,960	$ 77,347	$ 1,613	2.1 %
Remington	424,322	356,435	67,887	19.0 %
Premier	39,947	32,247	7,700	23.9 %
INSPIRE	148,829	121,418	27,411	22.6 %
RED	34,150	26,335	7,815	29.7 %
OpenKey	1,586	1,484	102	6.9 %
Corporate and other	19,001	29,166	(10,165)	(34.9)%
Total revenues	$ 746,795	$ 644,432	$ 102,363	15.9 %

---

[1] The decrease in base advisory fees is primarily due to lower revenue of $1.6 million from Ashford Trust offset by higher revenue of $1.2 million from Braemar. See note 3 in our consolidated financial statements for discussion of the advisory services revenue recognition policy.

[2] Incentive advisory fees for 2023 includes the pro rata portion of the second year installment of the Braemar 2022 incentive advisory fee which was paid in January 2024. Incentive fee payments are subject to meeting the December 31st FCCR Condition each year, as defined in our advisory agreements. Ashford Trust's annual total stockholder return did not meet the relevant incentive fee thresholds during the 2023, 2022 and 2021 measurement periods. Braemar's annual total stockholder return did not meet the relevant incentive fee thresholds during the 2023 and 2021 measurement period.

(3) Other advisory revenue from Braemar is a result of the $5.0 million cash payment received upon stockholder approval of the Fourth Amended and Restated Braemar Advisory Agreement in June 2017. The payment is included in "deferred income" on our consolidated balance sheet and is being recognized evenly over the initial 10-year term of the agreement.

(4) The increase in hotel management fees revenue is due to higher base management fees and other management fees. Base management fees from Ashford Trust and third parties increased by $1.6 million and $2.5 million, respectively, offset by a decrease of $488,000 from Braemar. Other management fees increased $5.4 million primarily due to various management fees earned from third parties which began in the first quarter of 2023 and due to the timing of Remington's acquisition of Chesapeake in April of 2022. Other management fees primarily includes fees for health insurance programs administered on behalf of certain third-party properties. Other management fees additionally includes fees for fixed monthly accounting services, revenue management services and other services at certain third party properties. Incentive management fees from Ashford Trust, Braemar and third parties decreased by $1.1 million, $786,000 and $1.1 million, respectively.

(5) The increase in design and construction fees revenue is primarily due to higher revenue from Ashford Trust, Braemar and third parties of $4.3 million, $435,000 and $828,000, respectively, due to increased capital expenditures from our clients.

(6) The $27.4 million increase in audio visual revenue is primarily due to an increase in demand for group events in 2023.

(7) The $7.7 million increase in watersports, ferry and excursion services revenue is due to an increase of $6.6 million from RED's acquisition of Alii Nui in the first quarter of 2023 and increases of $122,000 and $1.7 million in revenue in RED's operations in the U.S. Virgin Islands and Turks and Caicos, respectively. These increases were partially offset by a decrease in revenue of $747,000 from RED's operations in the continental U.S.

(8) The increase in debt placement and related fee revenue is due to higher revenue of $1.4 million from Braemar offset by lower revenue of $1.0 million from Ashford Trust. Debt placement and related fees are earned by Lismore for providing debt placement, modification, forbearance and refinancing services. The decrease in revenue from Ashford Trust in 2023 is primarily due to the expiration of the Ashford Trust Agreement with Lismore on April 6, 2022. Debt placement and related fees revenue related to the Ashford Trust Agreement in 2022 were $2.4 million.

(9) Premiums earned is recognized by our insurance subsidiary, Warwick, from insurance premiums related primarily to general liability and workers' compensation contracts incurred on behalf of our clients Ashford Trust, Braemar and third-party clients and their respective management companies.

(10) Cash management fees include revenue earned by providing active management and investment of Ashford Trust and Braemar's excess cash in short-term U.S. Treasury securities.

(11) Claims management services include revenue earned from providing insurance claim assessment and administration services to Ashford Trust and Braemar.

(12) Other services revenue relates to other hotel services provided by our consolidated subsidiaries, OpenKey and Pure Wellness, to Ashford Trust, Braemar and third parties. Other revenue additionally includes Marietta prior to Ashford Trust's acquisition of Marietta on December 16, 2022. The decrease in other services revenue is primarily due to the sale of Marietta, which recognized $9.8 million of revenue in 2022.

(13) The increase in cost reimbursement revenue in 2023 is primarily due to an increase in Remington's cost reimbursement revenue of $62.0 million from Remington's acquisition of Chesapeake in April of 2022. The increase is additionally due to an increase of $2.1 million in Premier's cost reimbursement revenue due to our clients' increased capital expenditures in 2023 compared to 2022 and an increase of $1.9 million in cost reimbursement revenue in 2023 related to reimbursable advisory expenses for Ashford Trust and Braemar.

(14) See note 21 in our consolidated financial statements for discussion of segment reporting.

Salaries and Benefits Expense. Salaries and benefits expense increased by $15.6 million, or 20.4%, to $92.1 million for 2023 compared to 2022. The change in salaries and benefits expense consisted of the following (in thousands):

	Year Ended December 31,				$ Change	
		2023		2022		
Salaries and benefits:						
Salary expense [1]	$	55,751	$	45,432	$	10,319
Bonus expense [2]		18,735		16,859		1,876
Benefits related expenses [3]		17,758		11,174		6,584
Total salary, bonus, and benefits related expenses		92,244		73,465		18,779
Non-cash equity-based compensation:						
Class 2 LTIP units and stock option grants [4]		130		1,398		(1,268)
Employee equity grant expense		1,729		2,135		(406)
Total equity-based compensation		1,859		3,533		(1,674)
Non-cash (gain) loss in deferred compensation plan [5]		(1,959)		(477)		(1,482)
Total salaries and benefits	$	92,144	$	76,521	$	15,623

_____

[1] The increase in salary expense is due to an increase in corporate employees at both the Company's corporate office and our subsidiaries' corporate offices compared to 2022 and $3.4 million of expense recognized in 2023 related to Mr. Welter's termination agreement with the Company. See note 13 in our consolidated financial statements.

[2] The increase in bonus expense is primarily due to a reduction to the Company's bonus accrual in 2022 due to Mr. Welter's departure from the Company and increased headcount at both the Company's corporate office and our subsidiaries' corporate offices compared to 2022.

[3] The increase in benefits related expenses is primarily due to an increase in corporate employees at both the Company's corporate office and our subsidiaries' corporate offices compared to 2022. Increases include $1.8 million in benefits related expenses associated with a new health insurance services management fee which Remington introduced in the first quarter of 2023 and $1.3 million in employee health insurance benefit related expenses which increased due to the timing of Remington's acquisition of Chesapeake in April of 2022.

[4] The decrease in Class 2 LTIP units and stock grant expense in 2023 primarily relates to the vesting of previously issued stock option grants which were subject to a three-year vesting period. Beginning in 2020, the Company began to issue restricted stock in lieu of stock options under its equity incentive program.

[5] The DCP obligation is recorded as a liability at fair value with changes in fair value reflected in earnings. The gains in 2023 and 2022 are primarily attributable to decreases in the fair value of the DCP obligation which is based on the Company's common stock price. See note 17 in our consolidated financial statements.

Cost of Revenues for Design and Construction. Cost of revenues for design and construction increased $3.3 million, or 39.6% to $11.7 million during 2023 compared to $8.4 million for 2022 due to increased capital expenditures by our clients as well as higher salary and benefits-related expenses from an increase in employee headcount involved in Premier's operations.

Cost of Revenues for Audio Visual. Cost of revenues for audio visual increased $23.8 million, or 28.0%, to $108.8 million during 2023 compared to $85.0 million for 2022, primarily due to an increase in demand for group events.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased by $3.5 million, or 11.2%, to $28.2 million for 2023 compared to 2022. The decrease is primarily due to the sale of FF&E which was previously leased to Ashford Trust under the Ashford Trust ERFP Agreement and the sale of Marietta to Ashford Trust in the fourth quarter of 2022. Depreciation and amortization expense for 2023 and 2022 excludes depreciation expense related to audio visual equipment of $5.2 million and $4.9 million, respectively, which is included in "cost of revenues for audio visual" and also excludes depreciation expense for 2023 and 2022 related to marine vessels in the amount of $2.0 million and $1.4 million, respectively, which are included in "other" operating expense.

General and Administrative Expense. General and administrative expenses increased by $12.3 million, or 36.1%, to $46.3 million for 2023 compared to 2022. The change in general and administrative expense consisted of the following (in thousands):

	Year Ended December 31,		$ Change
	2023	2022	
Professional fees [(1)]	$ 12,673	$ 9,900	$ 2,773
Office expense [(2)]	13,848	11,062	2,786
Public company costs	526	543	(17)
Director costs	1,715	1,802	(87)
Travel and other expense [(3)]	16,455	9,775	6,680
Non-capitalizable - software costs	1,059	922	137
Total general and administrative	$ 46,276	$ 34,004	$ 12,272

_____

[(1)] The increase in professional fees in 2023 is primarily due to transaction costs related to the formation of both Stirling and Warwick in 2023.

[(2)] The increase in office expense in 2023 is primarily due to an increase in INSPIRE's operations compared to 2022 and Remington and RED's acquisitions of Chesapeake and Alii Nui in April of 2022 and March of 2023, respectively.

[(3)] The increase in travel and other expenses is primarily due to corporate business development and related costs incurred in 2023 and increases in the Company's business travel and other related expenses for our products and services companies in 2023. The increase in travel and other expenses is also due to increased charitable donations of $2.0 million in 2023.

Other. Other operating expense decreased $547,000, or 2.1%, to $25.3 million for 2023 compared to 2022. The decrease in 2023 was primarily due to a decrease of $7.0 million of operating expenses related to Marietta, which was acquired by Ashford Trust in December 2022. The decrease was offset by an increase of approximately $5.4 million of RED's operating expenses. Other operating expenses for the 2023 and 2022 periods include losses on the sale of FF&E previously leased to Ashford Trust of $2.8 million and $2.8 million, respectively, under the Ashford Trust ERFP agreement and cost of goods sold, royalties and operating expenses associated with OpenKey and Pure Wellness.

Reimbursed Expenses. Reimbursed expenses increased $65.1 million to $426.5 million during 2023 compared to $361.4 million for 2022 primarily due to an increase in hotel management reimbursed expenses due to the timing of Remington's acquisition of Chesapeake in April of 2022.

Reimbursed expenses may vary from cost reimbursement revenue recognized in the period due to timing differences between the costs we incur for centralized software programs and the related reimbursements we receive from our clients. Over the long term, these timing differences are not designed to impact our economics, either positively or negatively. The timing differences consisted of the following shown below (in thousands):

	Year Ended December 31,		$ Change
	2023	2022	
Cost reimbursement revenue	$ 426,496	$ 361,763	$ 64,733
Reimbursed expenses	426,507	361,375	65,132
Net total	$ (11)	$ 388	$ (399)

Equity in Earnings (Loss) of Unconsolidated Entities. Equity in earnings (loss) of unconsolidated entities were a loss of $702,000 and earnings of $392,000 for 2023 and 2022, respectively. Equity in earnings (loss) of unconsolidated entities primarily represents earnings (loss) in our equity method investment in REA Holdings. See note 2 in our consolidated financial statements.

Interest Expense. Interest expense increased $4.2 million to $14.2 million during 2023 compared to $10.0 million for 2022. The increase is primarily due to an increase in the Company's notes payable under our Credit Facility entered into in April of 2022, which had an outstanding balance of $100.0 million as of December 31, 2023. Interest expense in 2023 included expense of $10.7 million related to the Company's Credit Facility. The increase in interest expense is also due to higher average interest rates during 2023. The average SOFR rate in 2023 was 5.01% and in 2022 the average LIBOR rate was 1.91%. The average Prime Rates in 2023 and 2022 were 8.20% and 4.85%, respectively. Interest expense relates to our Credit Facility and notes payable, lines of credit and finance leases held by our consolidated subsidiaries. See note 8 in our consolidated financial statements.

Amortization of Loan Costs. Amortization of loan costs was $1.1 million and $761,000 for 2023 and 2022, respectively. The increase is primarily due to the Company's Credit Facility entered into in April of 2022. Amortization of loan costs relates to our Credit Facility and notes payable held by our consolidated subsidiaries. See note 8 in our consolidated financial statements.

Interest Income. Interest income was $1.8 million and $371,000 for 2023 and 2022, respectively. The increase is primarily due to higher interest rates earned on the Company's cash and cash equivalents in the 2023 period.

Realized Gain (Loss) on Investments. Realized loss on investments was $80,000 and $121,000 for 2023 and 2022, respectively. The realized loss on investments for 2023 and 2022 primarily relate to realized losses on shares of common stock of Ashford Trust and Braemar purchased by Remington on the open market and held for the purpose of providing compensation to certain employees. See note 11 in our consolidated financial statements.

Other Income (Expense). Other income (expense) was income of $747,000 and expense of $25,000 in 2023 and 2022, respectively.

Income Tax (Expense) Benefit. Income tax (expense) benefit changed by $9.1 million from $8.5 million in expense in 2022 to $544,000 of benefit in 2023. Current income tax expense decreased by $9.1 million from $12.8 million in 2022 to $3.7 million in 2023. Deferred income tax benefit decreased by $23,000 from $4.3 million in 2022 to $4.3 million in 2023. The decrease in total income tax expense is primarily due to a decrease in operating income and an increase in interest expense.

Net (Income) Loss from Consolidated Entities Attributable to Noncontrolling Interests. Noncontrolling interests in consolidated entities were allocated a loss of $880,000 in 2023 and $1.2 million in 2022. See notes 2 and 14 in our consolidated financial statements for more details regarding ownership interests, carrying values and allocations.

Net (Income) Loss Attributable to Redeemable Noncontrolling Interests. Redeemable noncontrolling interests were allocated income of $501,000 in 2023 and $448,000 in 2022. Redeemable noncontrolling interests represents ownership interests in Ashford Holdings which include the Series CHP Units which are recorded as a redeemable noncontrolling interest in the mezzanine section of our consolidated balance sheets. For a summary of ownership interests, carrying values and allocations, see notes 2 and 15 in our consolidated financial statements.

Preferred Dividends, Declared and Undeclared. Preferred dividends, declared and undeclared, decreased $265,000 to $36.2 million during 2023 compared to $36.5 million for 2022. The decrease is due to the Company's payment in April 2022 of $17.8 million of accrued and outstanding Series D Convertible Preferred Stock dividends for the quarters ended June 30, 2020 and December 31, 2020.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity requirements consist primarily of funds necessary to pay for operating expenses primarily attributable to paying our employees, investments and other capital expenditures to grow our businesses, interest and principal payments on our Credit Facility and our subsidiaries' borrowings and dividends on the Series D Convertible Preferred Stock. We expect to meet our liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, borrowings under our Credit Facility or other loans, which we believe will provide sufficient liquidity to meet our existing non-discretionary obligations and anticipated ordinary course operating expenses.

Loan Agreements—On March 31, 2023, the Company amended its Credit Agreement, previously entered into on April 1, 2022, with Mustang Lodging Funding LLC, as administrative agent, and the lenders from time to time party thereto. The amendment replaced the one-month LIBOR rate with Adjusted Term SOFR. The Credit Agreement evidences the Credit Facility in the amount of $100.0 million, including a $50.0 million term loan funded upon closing and commitments to fund up to an additional $50.0 million of term loans in up to five separate borrowings within 24 months after the Closing Date, subject to certain conditions. On November 9, 2023, the Company drew the remaining balance available under the Credit Facility of $13.0 million. The Credit Facility is a five-year interest-only facility with all outstanding principal due at maturity, with three successive one-year extension options subject to an increase in the interest rate during each extension period. Borrowings under the Credit Agreement will bear interest, at the Company's option, at either Adjusted Term SOFR plus an applicable margin, or the Base Rate plus an applicable margin. The applicable margin for borrowings under the Credit Agreement for Adjusted Term SOFR loans will be 7.35% per annum and the applicable margin for Base Rate loans will be 6.35% per annum, with increases to both applicable margins of 0.50%, 0.75% and 1.00% per annum during each of the three extension periods, respectively. Undrawn balances of the Credit Facility were subject to an unused fee of 1.0% during the first 24 months of the term, payable on the last business day of each month.

The Credit Facility does not require the maintenance of financial covenants, but if the ratio (the "Leverage Ratio") of consolidated funded indebtedness that is recourse to the Company or any guarantor (less unrestricted cash) to consolidated EBITDA of the Company and its subsidiaries is greater than 4.00 to 1.00 as of the end of any fiscal quarter during the term of the loan, including any extension period, then the Company is required to apply 100% of the excess cash flow generated during such fiscal quarter to prepay the term loans. The Company may not pay dividends on the Company's shares of common stock or preferred stock if the Leverage Ratio is greater than 3.00 to 1.00 after giving effect to the payment of such dividends. The Credit Agreement is guaranteed by the Company, Ashford LLC, and certain subsidiaries of the Company, and secured by, among other things, all of the assets of Ashford LLC and each guarantor and a pledge of the equity interests in Ashford LLC and each guarantor. As of December 31, 2023, our Credit Agreement was in compliance with all covenants or other requirements and debt held by our subsidiaries was in compliance with all covenants or other requirements. The Company does not expect the Leverage Ratio under our Credit Agreement to exceed 3.00 to 1.00 or debt held by our subsidiaries to violate any loan covenants within one year of the issuance of the financial statements.

On March 24, 2023, INSPIRE amended its credit agreement by entering into the INSPIRE Amendment. The INSPIRE Amendment increased the maximum borrowing capacity under INSPIRE's Revolving Note from $3.0 million to $6.0 million, provides for a $20.0 million Term Note and an Equipment Note pursuant to which, until September 24, 2027, INSPIRE may request advances up to $4.0 million in the aggregate to purchase new machinery or equipment to be used in the ordinary course of business. The INSPIRE Amendment extended the maturity date of INSPIRE's Notes from January 1, 2024 to March 24, 2028. Monthly principal payments commence on April 1, 2023 for the Term Note in the amount of approximately $167,000. Borrowings under the Revolving Note require monthly payments of interest only until the maturity date and borrowings under the Equipment Note require monthly principal payments at 1/60th of the original principal amount of each advance. The Notes bear interest at the BSBY Rate plus a margin of 2.75% and the undrawn balance of the Revolving Note and the Equipment Note are subject to an unused fee of 0.25% per annum. As of December 31, 2023, the amounts unused under INSPIRE's revolving credit facility and equipment note were $6.0 million and $600,000, respectively.

As of December 31, 2023, principal and interest payment obligations related to the Company's notes payable were as follows (in thousands):

	Principal Payments [1]	Interest Payments [2]
2024	$ 4,387	$ 15,864
2025	4,068	15,495
2026	6,189	15,167
2027	104,989	5,137
2028	12,711	1,055
Thereafter	8,724	2,265
Total payments	$ 141,068	$ 54,983

[1] Principal payments assume no extension of existing extension options for each of the following five years and thereafter as of December 31, 2023.

[2] For variable-rate indebtedness, interest obligations are estimated based on the respective Adjusted Term SOFR, BSBY Rate and Prime interest rates as of December 31, 2023. We have assumed that credit facility balances remain outstanding until maturity using the interest rates as of December 31, 2023.

Certain segments of our business are capital intensive and may require additional financing from time to time. Any additional financings, if and when pursued, may not be available on favorable terms or at all, which could have a negative impact on our liquidity and capital resources. Aggregate portfolio companies' notes payable, net were $39.8 million and $27.6 million as of December 31, 2023 and December 31, 2022, respectively. For further discussion see note 8 in our consolidated financial statements.

Preferred stock dividends—As of December 31, 2023, the Company had aggregate undeclared preferred stock dividends of approximately $28.5 million, which relates to the second and fourth quarters of 2021 and the fourth quarter of 2023. On each of April 14, 2023, July 12, 2023 and October 11, 2023 the Company paid $8.7 million of dividends previously declared by the Board with respect to the Company's Series D Convertible Preferred Stock for the first, second and third quarters of 2023.

All dividends, declared and undeclared, are recorded as a reduction in net income (loss) attributable to common stockholders in the period incurred in our consolidated statements of operations. All accrued dividends accumulate and compound until paid in cash or converted into common stock of the Company pursuant to the Certificate of Designation for the Series D Convertible Preferred Stock. Unpaid Series D Convertible Preferred Stock dividends, declared and undeclared, totaling $28.5 million and $27.1 million at December 31, 2023 and 2022, respectively, are recorded as a liability in our consolidated balance sheets as "dividends payable."

The independent members of the Board plan to revisit the dividend payment policy with respect to the Series D Convertible Preferred Stock on an ongoing basis and will make decisions on such preferred dividend payments based on the ongoing liquidity and capital needs of the Company.

Each share of Series D Convertible Preferred Stock: (i) has a liquidation value of $25 per share plus the amount of all unpaid accrued and accumulated dividends on such share; (ii) accrues cumulative dividends at the rate of 7.28% per annum; (iii) participates in any dividend or distribution on the common stock in addition to the preferred dividends; (iv) is convertible, along with all unpaid accrued and accumulated dividends thereon, into voting common stock at $117.50 per share; and (v) provides for customary anti-dilution protections. In the event the Company fails to pay the dividends on the Series D Convertible Preferred Stock for two consecutive quarterly periods (a "Preferred Stock Breach"), then until such arrearage is paid in cash in full: (A) the dividend rate on the Series D Convertible Preferred Stock will increase to 10.00% per annum until no Preferred Stock Breach exists; (B) no dividends on the Company's common stock may be declared or paid, and no other distributions or redemptions may be made, on the Company's common stock; and (C) the Board will be increased by two seats and the holders of 55% of the outstanding Series D Convertible Preferred Stock will be entitled to fill such newly created seats. The Series D Convertible Preferred Stock is beneficially held primarily by Mr. Monty J. Bennett, the Chairman of our Board and our Chief Executive Officer, and Mr. Archie Bennett, Jr., who is Mr. Monty J. Bennett's father.

To the extent not paid on April 15, July 15, October 15 and January 15 of each calendar year in respect of the quarterly periods ending on March 31, June 30, September 30 and December 31, respectively (each such date, a "Dividend Payment Date"), all accrued dividends on any share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and whether or not funds are legally available for the payment thereof. All accrued dividends shall remain accumulated, compounding dividends until paid in cash or converted to common shares. See note 15 in our consolidated financial statements.

Other liquidity considerations—On December 5, 2017, the Board approved a stock repurchase program pursuant to which the Board granted a repurchase authorization to acquire shares of the Company's common stock, having an aggregate value of up to $20 million. No shares were repurchased under the stock repurchase program during the year ended December 31, 2023.

As of December 31, 2023, future minimum lease payments on operating leases and financing leases were as follows (in thousands):

	Operating Leases		Finance Leases	
2024	$	5,956	$	639
2025		5,323		395
2026		5,091		1,370
2027		4,942		234
2028		4,320		161
Thereafter		6,212		1,544
Total minimum lease payments	$	31,844	$	4,343
Imputed interest		(8,510)		(1,074)
Present value of minimum lease payments	$	23,334	$	3,269

Our deferred compensation plan currently has only one participant, Mr. Monty J. Bennett, our Chairman and Chief Executive Officer. Mr. Monty J. Bennett has elected to invest his deferred compensation account in our common stock. As a result, we have an obligation to issue approximately 196,000 shares of our common stock to Mr. Monty J. Bennett in quarterly installments over five years beginning in 2026. Mr. Monty J. Bennett may postpone all or a portion of the distributions, for a minimum of five years, if he notifies the Company 12 months prior to the scheduled distributions. As of December 31, 2023, the fair value of the DCP liability was $720,000.

The Company has commitments related to cash compensation for the departure of Mr. Welter which included a cash termination payment of $750,000, which was paid on August 5, 2022, and payments totaling approximately $6.4 million, which are payable in 24 substantially equal monthly installments of approximately $267,000 beginning in August 2022. As of December 31, 2023, the Company's remaining commitment to Mr. Welter totaled approximately $1.9 million.

Additional information pertaining to other liquidity considerations of the Company can be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments."

Sources and Uses of Cash

As of December 31, 2023 and December 31, 2022, we had $52.1 million and $44.4 million of cash and cash equivalents, respectively, and $23.2 million and $37.1 million of restricted cash, respectively. The majority of the Company's cash and cash equivalents are owned by Ashford LLC and Ashford Services and are either invested in short-term U.S. Treasury securities with maturity dates of less than 90 days or held at commercial banks in insured cash sweep accounts, which are fully insured by the FDIC. Our principal sources of funds to meet our cash requirements include: net cash provided by operations and existing cash balances, which include borrowings from our existing lending agreements. Additionally, our principal uses of funds are expected to include possible operating shortfalls, capital expenditures, preferred dividends, debt interest, principal payments, acquisitions and key money payments to grow our products and services companies. Items that impacted our cash flow and liquidity during the periods indicated are summarized as follows:

Net Cash Flows Provided by (Used in) Operating Activities. Net cash flows provided by operating activities were $18.8 million for the year ended December 31, 2023 compared to net cash flows provided by operating activities of $42.1 million for the year ended December 31, 2022. The decrease in cash flows from operating activities were primarily due to a decrease in earnings in the 2023 period and the timing of working capital cash flows such as collecting receivables, settling with vendors and settling with related parties, primarily our clients Ashford Trust and Braemar.

Net Cash Flows Provided by (Used in) Investing Activities. For the year ended December 31, 2023, net cash flows used in investing activities were $33.0 million. These cash flows consisted of capital expenditures primarily for FF&E, audio visual equipment and marine vessels totaling $24.7 million, net cash paid to acquire Alii Nui of $6.7 million, net cash paid in the asset acquisition of TSGF L.P. of $2.2 million and issuances of notes receivable of $1.5 million. These were offset by cash inflows of $1.5 million in proceeds primarily received from the sale of FF&E to Ashford Trust, $1.0 million from proceeds from a note receivable and $849,000 of cash acquired in the asset acquisition of RHC.

For the year ended December 31, 2022, net cash flows used in investing activities were $22.4 million. These cash flows consisted of capital expenditures primarily for FF&E, audio visual equipment and marine vessels totaling $14.8 million, net cash paid to acquire Chesapeake of $6.4 million, cash held by Marietta upon disposition of $2.1 million, issuance of a note receivable of $530,000 and an investment in an unconsolidated entity of $400,000. These were offset by cash inflows of $1.4 million in proceeds from notes receivable and $466,000 in proceeds primarily received from the sale of FF&E to Ashford Trust.

Net Cash Flows Provided by (Used in) Financing Activities. For the year ended December 31, 2023, net cash flows provided by financing activities were $8.0 million. These cash flows consisted of $43.7 million of proceeds from borrowings on notes payable, $30.0 million of which related to the Company's Credit Agreement, and $4.9 million of cash contributions from noncontrolling interests primarily related to third parties investing in the equity of our consolidated subsidiary TSGF L.P. These were offset by $34.8 million of dividend payments on the Series D Convertible Preferred Stock, $3.8 million of payments on notes payable, purchases of $359,000 of treasury stock, $688,000 of distributions to noncontrolling interests, $409,000 of loan cost payments and $419,000 of payments on finance leases.

For the year ended December 31, 2022, net cash flows used in financing activities were $10.7 million. These cash flows consisted of $43.9 million of dividend payments on the Series D Convertible Preferred Stock and $31.1 million of payments on notes payable which were primarily related to paying off the remaining balance of the Company's Term Loan Agreement with Bank of America, N.A. Other cash flows used in financing activities consisted of $2.7 million of loan cost payments, $1.8 million of net payments on our revolving credit facilities, $1.2 million of payments on finance leases, $413,000 of distributions to noncontrolling interests, purchases of $270,000 of treasury stock and net repayments in advances to employees of $45,000 associated with tax withholdings for restricted stock vestings. These were offset by $70.4 million of proceeds from borrowings on notes payable, primary related to the Company's Credit Agreement entered into in the second quarter of 2022, and $327,000 of contributions from Braemar from investments in OpenKey.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the consolidated financial statements and the related notes. Critical accounting estimates refers to those assumptions and approximations that may have a material impact on the amounts reported in the consolidated financial statements and the related notes due to the level of subjectivity involved in developing the estimate.

We believe that the following discussion addresses critical accounting estimates, representing those estimates considered most important to the portrayal of our consolidated financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Changes in such estimates, based on newly available information, or different assumptions or conditions, may affect amounts reported in future periods.

Income Taxes—We are a taxable corporation for federal and state income tax purposes. Income tax expense includes U.S. federal and state income taxes, Mexico and Dominican Republic income taxes and U.S. Virgin Islands taxes. In accordance with authoritative accounting guidance, we account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between our consolidated financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

ASC 740 "Income Taxes" addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance requires us to determine whether tax positions we have taken or expect to take in a tax return are more likely than not to be sustained upon examination by the appropriate taxing authority based on the technical merits of the positions. Tax positions that do not meet the more likely than not threshold would be recorded as additional tax expense in the current period. We analyze all open tax years, as defined by the statute of limitations for each jurisdiction, which includes the federal jurisdiction and various states. We classify interest and penalties related to underpayment of income taxes as income tax expense. We and our portfolio companies file income tax returns in the U.S. federal jurisdiction and various states and cities in Mexico, the Dominican Republic, the U.S. Virgin Islands, and beginning in 2023 additionally Aruba, Puerto Rico and Costa Rica. Tax years 2019 through 2023 remain subject to potential examination by federal and certain state taxing authorities.

Insurance Reserves—The Company has insurance reserve liabilities for case-basis estimates of reported losses and incurred but not reported ("IBNR") losses primarily from general liability and workers' compensation which are calculated based upon loss projections utilizing industry data. In establishing its liability for losses and loss adjustment expenses, the Company utilizes the findings of an independent consulting actuary. An estimate of ultimate losses and loss expenses is projected at each reporting date. IBNR reserves are derived from the difference between projected ultimate losses and loss expenses incurred. Actuarial methodologies used by the consulting actuary include the Bornhuetter Ferguson, loss development, case reserve development, and pure premium methods. As adjustments to these estimates become necessary, such adjustments are reflected in "other" operating expenses in our consolidated statements of operations. Management believes that its aggregate liabilities for unpaid losses and loss adjustment expenses at period-end for our insurance subsidiary Warwick represents its best estimate, based upon the available data, of the amount necessary to cover the ultimate cost of losses. However, because of the uncertain nature of reserve estimates, it is not presently possible to determine whether actual loss experience will conform to the assumptions used in estimating the liability. As a result, loss experience may not conform to the assumptions used in determining the estimated amounts for such liability at the balance sheet date. Accordingly, the ultimate liability could be significantly different than the amount indicated in the financial statements.

Acquisitions—We account for acquisitions and investments in businesses as business combinations if the target meets the definition of a business and (a) the target is a VIE and we are the target's primary beneficiary, and therefore we must consolidate its financial statements, or (b) we acquire more than 50% of the voting interest of the target and it was not previously consolidated. We record business combinations using the acquisition method of accounting, which requires all of the assets acquired and liabilities assumed to be recorded at fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired is recorded as goodwill. The application of the acquisition method of accounting for business combinations requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. The fair value assigned to tangible and intangible assets acquired and liabilities assumed are based on management's estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. Significant assumptions and estimates include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted-average cost of capital. If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in our consolidated financial statements may be exposed to potential impairment of the intangible assets and goodwill.

If our investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalizing transaction costs, and does not result in the recognition of goodwill.

Impairment of Goodwill and Indefinite-Lived Intangible Assets—Goodwill is assigned to reporting units that are expected to benefit from the synergies of the business combination as of the acquisition date. Indefinite-lived intangible assets primarily include trademark rights resulting from our acquisition of Remington, INSPIRE and RED. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we may elect to perform a qualitative assessment to determine whether the fair value of the goodwill is more likely than not impaired. In considering the qualitative approach, we evaluate factors including, but not limited to, the operational stability and the overall financial performance of the reporting units. We may choose to bypass the qualitative assessment and perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value and, if applicable, record an impairment charge based on the excess of the reporting unit's carrying amount over its fair value. We determine the fair value of a reporting unit based on a blended analysis of the income approach and the market value approach. We base our measurement of fair value of trademarks using the relief-from-royalty method. This method assumes that the trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. Management elected to perform a quantitative assessment for the Company's current year annual impairment test. Based on the results of our annual impairment assessment, no impairment of goodwill or indefinite-lived intangible assets was indicated as of October 1, 2023. Additionally, no indicators of impairment were identified from the date of our impairment assessment through December 31, 2023.

Recently Adopted Accounting Standards—In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). ASU 2016-13 sets forth an "expected credit loss" impairment model to replace the current "incurred loss" method of recognizing credit losses. The standard requires measurement and recognition of expected credit losses for most financial assets held. In November 2019, the FASB issued ASU 2019-10, *Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)* ("ASU 2019-10"). ASU 2019-10 revised the mandatory adoption date for public business entities that meet the definition of a smaller reporting company to be effective for fiscal years beginning after December 15, 2022. We adopted ASU 2016-13 and ASU 2019-10 effective January 1, 2023 and the adoption did not have a material impact on our consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848)* ("ASU 2020-04"), which provides optional guidance through December 31, 2022 to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform on financial reporting. In January 2021, the FASB issued ASU 2021-01*, Reference Rate Reform (Topic 848),* which further clarified the scope of the reference rate reform optional practical expedients and exceptions outlined in Topic 848. The amendments in ASU Nos. 2020-04 and 2021-01 apply to contract modifications that replace a reference rate affected by reference rate reform, providing optional expedients regarding the measurement of hedge effectiveness in hedging relationships that have been modified to replace a reference rate. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848)* ("ASU 2022-06"), which deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company applied the optional expedient in evaluating debt modifications converting from London Interbank

Offered Rate ("LIBOR") to Secured Overnight Financing Rate ("SOFR"). The Company adopted the standards upon the respective effective dates. There was no material impact as a result of this adoption.

Recently Issued Accounting Standards—In August 2020, the FASB issued ASU 2020-06, *Debt - Debt with Conversion and Other Options (Subtopic 470)* and *Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This ASU (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, *Debt - Debt with Conversion and Other Options*, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer's own stock and classified in stockholders' equity, by removing certain criteria required for equity classification; and (3) revises the guidance in ASC 260, *Earnings Per Share*, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. For smaller reporting companies, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. We adopted ASU 2020-06 effective January 1, 2024 and the adoption did not have a material impact on the Company's financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which, among other requirements, improves disclosures about a public entity's reportable segments by requiring a public entity to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and require that a public entity provide all annual disclosures about a reportable segment's profit or loss and assets currently required by FASB Accounting Standards Codification Topic 280 in interim periods. The amendments in this ASU apply to all public entities that are required to report segment information in accordance with Topic 280. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. The Company continues to evaluate the level of impact the adoption of ASU 2023-07 will have on the Company's financial statements.

In November 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). The ASU requires consistent categories with greater disaggregation of information in the rate reconciliation and disclosure of income taxes paid be disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU apply to all entities that are subject to Topic 740. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this ASU should be applied on a prospective basis. Retrospective application is permitted. The Company continues to evaluate the level of impact the adoption of ASU 2023-09 will have on the Company's financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our primary market risk exposures consist of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates as well as foreign currency exchange rate risk.

Interest Rate Risk—At December 31, 2023, our total indebtedness of $141.1 million included $133.5 million of variable-rate debt. The impact on our results of operations of a 100 basis point change in interest rate on the outstanding balance of variable-rate debt at December 31, 2023, would be approximately $1.3 million annually. Interest rate changes have no impact on the remaining $7.6 million of fixed rate debt.

The amount above was determined based on the impact of a hypothetical interest rate on our borrowings and assumes no changes in our capital structure. As the information presented above includes only those exposures that existed at December 31, 2023, it does not consider exposures or positions that could arise after that date. Accordingly, the information presented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on exposures that arise during the period, the hedging strategies at the time, and the related interest rates.

__Foreign Exchange Risk__—The majority of our revenues, expenses and capital purchases are transacted in U.S. dollars. INSPIRE has operations in Mexico and the Dominican Republic and Remington has operations in Costa Rica for which we have exposure with respect to exchange rate fluctuations. Exchange rate gains or losses related to foreign currency transactions are recognized as transaction gains or losses in our income statement as incurred. We have chosen not to hedge foreign exchange risks related to our foreign currency denominated earnings and cash flows through the use of financial instruments. As of December 31, 2023, the impact to our net income of a 10% change (up or down) in the Mexican Peso exchange rate is estimated to be an increase or decrease of approximately $116,000 for the twelve months ended December 31, 2023. Operations in the Dominican Republic and Costa Rica are not material. RED's operations outside of the U.S. are primarily transacted in U.S. dollars, which is the official currency of the Turks and Caicos Islands.

Item 8. *Financial Statements and Supplementary Data*

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Ashford Inc.
Dallas, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ashford Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity (deficit), and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment- Remington Reporting Unit

As described in Note 7 to the Company's consolidated financial statements, the Company's consolidated goodwill balance was $61.0 million as of December 31, 2023, which is allocated primarily to the Company's Remington and RED reporting units. As described in Note 2, goodwill is assessed for impairment on an annual basis, or more often if events and circumstances indicate that impairment may have occurred. The Company determines the fair value of its reporting units using a blended analysis of the income and the market value approaches.

We identified the estimate of the fair value of the Company's Remington reporting unit as part of the annual impairment assessment as a critical audit matter. The principal considerations for our determination included the subjectivity and judgment required under the income approach to determine forecasts of future revenues and expenses, the discount rate, and the terminal growth rate. Auditing these elements involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the involvement of individuals with specialized skill or knowledge.

The primary procedures we performed to address this critical audit matter included:

- Assessing the reasonableness of the forecasts of future revenue and expenses utilized in the projected cash flows by (i) comparing the forecasts to historical revenue and expenses of the reporting unit and (ii) assessing forecasts of future revenues and expenses against industry metrics.
- Utilizing personnel with specialized skill and knowledge in valuation to assist in (i) assessing the appropriateness of the valuation method and (ii) evaluating the reasonableness of the discount rate and terminal growth rate.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2015.

Dallas, Texas
March 27, 2024

ASHFORD INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents ($7,574 and $5,523, respectively, attributable to VIEs)	$ 52,054	$ 44,390
Restricted cash	23,216	37,058
Restricted investment	128	303
Accounts receivable, net of allowance for credit losses of $2,090 and $175, respectively ($693 and $724, respectively, attributable to VIEs)	26,945	17,615
Due from affiliates	41	463
Due from Ashford Trust ($326 and $663, respectively, attributable to VIEs)	18,933	—
Due from Braemar ($24 and $52, respectively, attributable to VIEs)	714	11,828
Inventories ($386 and $394, respectively, attributable to VIEs)	2,481	2,143
Prepaid expenses and other assets ($530 and $747, respectively, attributable to VIEs)	16,418	11,226
Total current assets	140,930	125,026
Investments ($5,000 and $0, respectively, reported at fair value and attributable to VIEs)	9,265	4,217
Property and equipment, net ($707 and $666, respectively, attributable to VIEs)	56,852	41,791
Operating lease right-of-use assets	21,193	23,844
Deferred tax assets, net	4,358	—
Goodwill	61,013	58,675
Intangible assets, net	210,095	226,544
Other assets, net	1,101	2,259
Total assets	$ 504,807	$ 482,356
LIABILITIES		
Current liabilities:		
Accounts payable and accrued expenses ($1,919 and $2,824, respectively, attributable to VIEs)	$ 54,837	$ 56,079
Dividends payable	28,508	27,285
Due to affiliates	—	15
Due to Ashford Trust	—	1,197
Deferred income ($210 and $444, respectively, attributable to VIEs)	11,963	444
Notes payable, net ($387 and $150, respectively, attributable to VIEs)	4,387	5,195
Finance lease liabilities	437	1,456
Operating lease liabilities	4,160	3,868
Claims liabilities and other	31,112	25,630
Total current liabilities	135,404	121,169
Deferred income ($1,192 and $1,495, respectively, attributable to VIEs)	6,415	7,356
Deferred tax liability, net	29,517	27,873
Deferred compensation plan	891	2,849
Notes payable, net	132,579	89,680
Finance lease liabilities	2,832	1,962
Operating lease liabilities	19,174	20,082
Other liabilities	2,590	3,237
Total liabilities	329,402	274,208
Commitments and contingencies (note 13)		
MEZZANINE EQUITY		
Series D Convertible Preferred Stock, $0.001 par value, 19,120,000 shares issued and outstanding as of December 31, 2023 and December 31, 2022	478,000	478,000
Redeemable noncontrolling interests	1,972	1,614
EQUITY (DEFICIT)		
Common stock, 100,000,000 shares authorized, $0.001 par value, 3,317,786 and 3,181,585 shares issued and 3,212,312 and 3,110,044 shares outstanding at December 31, 2023 and December 31, 2022, respectively	3	3
Additional paid-in capital	299,304	297,715
Accumulated deficit	(609,312)	(568,482)
Accumulated other comprehensive income (loss)	(213)	78
Treasury stock, at cost, 105,474 and 71,541 shares at December 31, 2023 and December 31, 2022, respectively	(1,354)	(947)
Total equity (deficit) of the Company	(311,572)	(271,633)
Noncontrolling interests in consolidated entities	7,005	167
Total equity (deficit)	(304,567)	(271,466)
Total liabilities, mezzanine equity and equity (deficit)	$ 504,807	$ 482,356

See Notes to Consolidated Financial Statements.

ASHFORD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2023	2022	2021
REVENUE			
Advisory services fees	$ 47,948	$ 48,381	$ 47,566
Hotel management fees	52,561	46,548	26,260
Design and construction fees	27,740	22,167	9,557
Audio visual	148,617	121,261	49,880
Other	43,433	44,312	47,329
Cost reimbursement revenue	426,496	361,763	203,975
Total revenues	746,795	644,432	384,567
EXPENSES			
Salaries and benefits	92,144	76,521	65,251
Cost of revenues for design and construction	11,666	8,359	4,105
Cost of revenues for audio visual	108,754	84,986	38,243
Depreciation and amortization	28,222	31,766	32,598
General and administrative	46,276	34,004	26,288
Impairment	—	—	1,160
Other	25,281	25,828	18,199
Reimbursed expenses	426,507	361,375	203,956
Total expenses	738,850	622,839	389,800
OPERATING INCOME (LOSS)	7,945	21,593	(5,233)
Equity in earnings (loss) of unconsolidated entities	(702)	392	(126)
Interest expense	(14,208)	(9,996)	(5,144)
Amortization of loan costs	(1,051)	(761)	(322)
Interest income	1,798	371	285
Realized gain (loss) on investments	(80)	(121)	(3)
Other income (expense)	747	(25)	(437)
INCOME (LOSS) BEFORE INCOME TAXES	(5,551)	11,453	(10,980)
Income tax (expense) benefit	544	(8,530)	162
NET INCOME (LOSS)	(5,007)	2,923	(10,818)
Net (income) loss from consolidated entities attributable to noncontrolling interests	880	1,171	678
Net (income) loss attributable to redeemable noncontrolling interests	(501)	(448)	215
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	(4,628)	3,646	(9,925)
Preferred dividends, declared and undeclared	(36,193)	(36,458)	(35,000)
Amortization of preferred stock discount	—	—	(1,053)
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (40,821)	$ (32,812)	$ (45,978)
INCOME (LOSS) PER SHARE - BASIC AND DILUTED			
Basic:			
Net income (loss) attributable to common stockholders	$ (13.26)	$ (11.26)	$ (16.68)
Weighted average common shares outstanding - basic	3,079	2,915	2,756
Diluted:			
Net income (loss) attributable to common stockholders	$ (13.69)	$ (11.26)	$ (16.68)
Weighted average common shares outstanding - diluted	3,128	2,915	2,756

See Notes to Consolidated Financial Statements.

ASHFORD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

| | Year Ended December 31, | | |
	2023	2022	2021
NET INCOME (LOSS)	$ (5,007)	$ 2,923	$ (10,818)
OTHER COMPREHENSIVE INCOME (LOSS)			
Foreign currency translation adjustment	(291)	645	(19)
Unrealized gain (loss) on restricted investment	—	—	(409)
Less reclassification for realized (gain) loss on restricted investment included in net income	—	—	378
COMPREHENSIVE INCOME (LOSS)	(5,298)	3,568	(10,868)
Comprehensive (income) loss attributable to noncontrolling interests	880	1,171	678
Comprehensive (income) loss attributable to redeemable noncontrolling interests	(501)	(448)	215
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$ (4,919)	$ 4,291	$ (9,975)

See Notes to Consolidated Financial Statements.

ASHFORD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Noncontrolling Interests in Consolidated Entities	Total	Convertible Preferred Stock Shares	Convertible Preferred Stock Amount	Redeemable Noncontrolling Interests
Balance at January 1, 2021	2,868	$ 3	$ 293,597	$ (491,483)	$ (1,156)	(32)	$ (438)	$ (121)	$ (199,598)	19,120	$ 476,947	$ 1,834
Equity-based compensation	169	—	4,296	—	—	—	—	3	4,299	—	—	—
Purchase of treasury stock	(14)	—	—	—	—	(14)	(121)	—	(121)	—	—	—
Forfeiture of restricted common shares	(3)	—	37	—	—	(3)	(37)	—	—	—	—	—
Amortization of preferred stock discount	—	—	—	(1,053)	—	—	—	—	(1,053)	—	1,053	—
Dividends declared and undeclared - preferred stock	—	—	—	(35,000)	—	—	—	—	(35,000)	—	—	—
Deferred compensation plan distribution	3	—	51	—	—	—	—	—	51	—	—	—
Employee advances	—	—	180	—	—	—	—	—	180	—	—	—
Acquisition of noncontrolling interest in consolidated entities	—	—	(3,392)	2,560	—	—	—	326	(506)	—	—	(1,648)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	734	734	—	—	—
Reallocation of carrying value	—	—	(374)	—	—	—	—	374	—	—	—	—
Redemption value adjustment	—	—	—	(98)	—	—	—	—	(98)	—	—	98
Foreign currency translation adjustment	—	—	—	—	(19)	—	—	—	(19)	—	—	—
Unrealized gain (loss) on available for sale securities	—	—	—	—	(409)	—	—	—	(409)	—	—	—
Reclassification for realized loss (gain) on available for sale securities	—	—	—	—	378	—	—	—	378	—	—	—
Net income (loss)	—	—	—	(9,925)	—	—	—	(678)	(10,603)	—	—	(215)
Balance at December 31, 2021	3,023	$ 3	$ 294,395	$ (534,999)	$ (1,206)	(49)	$ (596)	$ 638	$ (241,765)	19,120	$ 478,000	$ 69
Equity-based compensation	109	—	3,753	—	—	—	—	—	3,753	—	—	164
Purchase of treasury stock	(16)	—	—	—	—	(16)	(270)	—	(270)	—	—	—
Forfeiture of restricted common shares	(6)	—	81	—	—	(6)	(81)	—	—	—	—	—
Acquisition of Chesapeake	—	—	—	—	—	—	—	—	—	—	—	1,390
Dividends declared and undeclared - preferred stock	—	—	—	(36,458)	—	—	—	—	(36,458)	—	—	—
Employee advances	—	—	(45)	—	—	—	—	—	(45)	—	—	—
Contributions from noncontrolling interests	—	—	—	—	—	—	—	327	327	—	—	—
Reallocation of carrying value	—	—	(469)	—	—	—	—	469	—	—	—	—
Redemption value adjustment	—	—	—	(32)	—	—	—	—	(32)	—	—	32
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(96)	(96)	—	—	(489)
Foreign currency translation adjustment	—	—	—	—	645	—	—	—	645	—	—	—
Other	—	—	—	(639)	639	—	—	—	—	—	—	—
Net income (loss)	—	—	—	3,646	—	—	—	(1,171)	2,475	—	—	448
Balance at December 31, 2022	3,110	$ 3	$ 297,715	$ (568,482)	$ 78	(71)	$ (947)	$ 167	$ (271,466)	19,120	$ 478,000	$ 1,614

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Noncontrolling Interests in Consolidated Entities	Total	Convertible Preferred Stock		Redeemable Noncontrolling Interests
	Shares	Amount				Shares	Amount			Shares	Amount	
Equity-based compensation	136	—	2,054	—	—	—	—	—	2,054	—	—	364
Issuance of subsidiary common stock to noncontrolling interests	—	—	(493)	—	—	—	—	434	(59)	—	—	—
Purchase of treasury stock	(31)	—	—	—	—	(31)	(359)	—	(359)	—	—	—
Forfeiture of restricted common shares	(3)	—	48	—	—	(3)	(48)	—	—	—	—	—
Asset acquisition of TSGF L.P.	—	—	—	—	—	—	—	2,413	2,413	—	—	—
Dividends declared and undeclared - preferred stock	—	—	—	(36,193)	—	—	—	—	(36,193)	—	—	—
Employee advances	—	—	(20)	—	—	—	—	—	(20)	—	—	—
Contributions from noncontrolling interests	—	—	—	—	—	—	—	4,871	4,871	—	—	—
Redemption value adjustment	—	—	—	(9)	—	—	—	—	(9)	—	—	9
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(516)
Foreign currency translation adjustment	—	—	—	—	(291)	—	—	—	(291)	—	—	—
Net income (loss)	—	—	—	(4,628)	—	—	—	(880)	(5,508)	—	—	501
Balance at December 31, 2023	3,212	$ 3	$ 299,304	$ (609,312)	$ (213)	(105)	$ (1,354)	$ 7,005	$ (304,567)	19,120	$ 478,000	$ 1,972

See Notes to Consolidated Financial Statements.

ASHFORD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash Flows from Operating Activities			
Net income (loss)	$ (5,007)	$ 2,923	$ (10,818)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	35,435	38,003	38,497
Change in fair value of deferred compensation plan	(1,959)	(477)	1,671
Equity-based compensation	2,412	4,045	4,553
Equity in (earnings) loss in unconsolidated entities	702	(392)	126
Deferred tax expense (benefit)	(4,281)	(4,258)	(5,056)
Change in fair value of contingent consideration	600	650	23
Impairment	—	—	1,160
(Gain) loss on disposal of assets	3,141	3,115	1,593
Amortization of other assets	166	663	1,039
Amortization of loan costs	1,051	761	322
Realized loss on investment	80	86	378
Loss on disposition of Marietta	—	1,244	—
Other (gain) loss	1,317	117	(306)
Changes in operating assets and liabilities, exclusive of the effect of acquisitions:			
Accounts receivable	(9,812)	(9,317)	(4,180)
Due from affiliates	422	(298)	188
Due from Ashford Trust	(18,303)	2,575	10,623
Due from Braemar	11,156	(10,684)	(818)
Inventories	(304)	(697)	(666)
Prepaid expenses and other	(3,398)	(2,017)	(1,744)
Investment in unconsolidated entities	—	156	69
Operating lease right-of-use assets	3,686	3,481	3,713
Other assets	(38)	(22)	99
Accounts payable and accrued expenses	(4,757)	16,881	302
Due to affiliates	2	240	(1,698)
Due to Ashford Trust	(2,229)	2,229	—
Claims liabilities and other	2,086	(286)	(4,029)
Operating lease liabilities	(3,834)	(3,505)	(3,724)
Deferred income	10,458	(3,108)	(10,481)
Net cash provided by (used in) operating activities	18,792	42,108	20,836
Cash Flows from Investing Activities			
Additions to property and equipment	(24,695)	(14,797)	(8,074)
Proceeds from sale of property and equipment, net	1,512	466	2,104
Restricted cash acquired in asset acquisition of RHC	849	—	—
Acquisition of Alii Nui, net of cash acquired	(6,704)	—	—
Asset acquisition of TSGF L.P., net of cash acquired	(2,226)	—	—
Investments	(1,250)	(400)	(250)
Acquisition of Chesapeake, net of cash acquired	—	(6,363)	—
Cash held by Marietta upon disposition	—	(2,123)	—
Purchase of common stock of related parties	—	—	(873)
Proceeds from sale of equity method investment	—	—	535
Proceeds from note receivable	1,000	1,380	—
Issuance of notes receivable	(1,519)	(530)	(2,880)
Net cash provided by (used in) investing activities	(33,033)	(22,367)	(9,438)

(Continued)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash Flows from Financing Activities			
Payments for dividends on preferred stock	(34,798)	(43,919)	(16,706)
Payments on revolving credit facilities	(26,800)	(2,910)	(1,063)
Borrowings on revolving credit facilities	26,800	1,092	1,826
Proceeds from notes payable	43,652	70,397	2,900
Payments on notes payable	(3,803)	(31,098)	(8,737)
Payments on finance lease liabilities	(419)	(1,160)	(439)
Payments of loan costs	(409)	(2,714)	(222)
Purchase of treasury stock	(359)	(270)	(121)
Employee advances	(20)	(45)	180
Contributions from noncontrolling interests	4,871	327	734
Distributions to noncontrolling interests	(688)	(413)	—
Net cash provided by (used in) financing activities	8,027	(10,713)	(21,648)
Effect of foreign exchange rate changes on cash and cash equivalents	36	(29)	33
Net change in cash, cash equivalents and restricted cash	(6,178)	8,999	(10,217)
Cash, cash equivalents and restricted cash at beginning of period	81,448	72,449	82,666
Cash, cash equivalents and restricted cash at end of period	$ 75,270	$ 81,448	$ 72,449
Supplemental Cash Flow Information			
Interest paid	$ 14,145	$ 9,749	$ 5,022
Income taxes paid (refunded), net	8,188	6,403	6,628
Supplemental Disclosure of Non-Cash Investing and Financing Activities			
Acquisition of Chesapeake through issuance of Series CHP Units from our subsidiary Ashford Holdings	$ —	$ 1,387	$ —
Acquisition of Alii Nui through issuance of RED Units	2,000	—	—
Acquisition related contingent consideration liability	1,000	1,670	—
Capital expenditures accrued but not paid	1,437	212	205
Finance lease additions	1,392	903	—
Acquisition of noncontrolling interest	—	—	2,202
Supplemental Disclosure of Cash, Cash Equivalents and Restricted Cash			
Cash and cash equivalents at beginning of period	$ 44,390	$ 37,571	$ 45,270
Restricted cash at beginning of period	37,058	34,878	37,396
Cash, cash equivalents and restricted cash at beginning of period	$ 81,448	$ 72,449	$ 82,666
Cash and cash equivalents at end of period	$ 52,054	$ 44,390	$ 37,571
Restricted cash at end of period	23,216	37,058	34,878
Cash, cash equivalents and restricted cash at end of period	$ 75,270	$ 81,448	$ 72,449

See Notes to Consolidated Financial Statements.

1. Organization and Description of Business

Ashford Inc. (the "Company," "we," "us" or "our"), a Nevada corporation, is an alternative asset management company with a portfolio of strategic operating businesses that provides products and services primarily to clients in the real estate and hospitality industries, including Ashford Hospitality Trust, Inc. ("Ashford Trust"), Braemar Hotels & Resorts Inc. ("Braemar") Stirling Hotels & Resorts, Inc. ("Stirling") and our consolidated subsidiary The Texas Strategic Growth Fund, L.P. ("TSGF L.P."). We became a public company in November 2014, and our common stock is listed on the NYSE American LLC ("NYSE American").

We provide: (i) advisory services; (ii) asset management services; (iii) hotel management services; (iv) design and construction services; (v) event technology and creative communications solutions; (vi) mobile room keys and keyless entry solutions; (vii) watersports activities and other travel, concierge and transportation services; (viii) hypoallergenic premium room products and services; (ix) insurance policies covering general liability, workers' compensation, business automobile claims and insurance claims services; (x) debt placement and related services; (xi) real estate advisory and brokerage services; and (xii) wholesaler, dealer manager and other broker-dealer services. We conduct these activities and own substantially all of our assets primarily through Ashford Hospitality Advisors LLC ("Ashford LLC"), Ashford Hospitality Services LLC ("Ashford Services"), Warwick Insurance Company, LLC ("Warwick") and their respective subsidiaries.

We are currently the advisor for Ashford Trust, Braemar, Stirling and TSGF L.P. In our capacity as advisor, we are responsible for implementing the investment strategies and managing the day-to-day operations of our clients and their respective hotels from an ownership perspective, in each case subject to the respective advisory agreements and the supervision and oversight of each client's respective boards of directors. Ashford Trust is focused on investing in full-service hotels in the upscale and upper upscale segments in the United States that have revenue per available room ("RevPAR") generally less than twice the U.S. national average. Braemar invests primarily in luxury hotels and resorts with RevPAR of at least twice the U.S. national average. Stirling invests in a diverse portfolio of stabilized income-producing hotels and resorts across all chain scales primarily located in the United States and became our client on December 6, 2023. TSGF L.P. invests in all types of real estate in the state of Texas. Each of Ashford Trust and Braemar is a real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). The common stock of each of Ashford Trust and Braemar is traded on the New York Stock Exchange (the "NYSE"). Stirling is privately held and Stirling's subsidiary Stirling REIT OP, LP ("Stirling OP") is consolidated by Ashford Trust. TSGF L.P. is a privately held, consolidated subsidiary of the Company.

We provide the personnel and services that we believe are necessary for each of our clients to conduct their respective businesses. We may also perform similar functions for new or additional platforms. In our capacity as an advisor, we are not responsible for managing the day-to-day operations of our client's individual hotel properties, which duties are, and will continue to be, the responsibility of the hotel management companies that operate such hotel properties. Additionally, Remington Lodging & Hospitality, LLC ("Remington"), a subsidiary of the Company, operates certain hotel properties for Ashford Trust, Braemar, Stirling and third parties.

Other Developments

On January 3, 2023, the Company acquired Remington Hotel Corporation ("RHC"), an affiliate owned by Mr. Monty J. Bennett, our Chairman and Chief Executive Officer and the Chairman of Ashford Trust and Braemar, and his father, Mr. Archie Bennett, Jr., Chairman Emeritus of Ashford Trust, from which the Company leases the offices for our corporate headquarters in Dallas, Texas. The purchase price paid was de minimis. The transaction was accounted for as an asset acquisition. See note 19.

On March 17, 2023, RED Hospitality & Leisure LLC ("RED") acquired certain privately held entities and assets associated with the Alii Nui and Maui Dive Shop ("Alii Nui"), which provides luxury sailing and watersports experiences in Maui, Hawaii, for a total purchase price of $11.0 million, excluding working capital adjustments. The purchase price consisted of $8.0 million in cash, subject to certain adjustments, $1.0 million of contingent consideration and 80,000 Preferred Units issued by RED (the "RED Units") issued at $25 per unit for a total liquidation value of $2.0 million. See note 4.

On March 24, 2023, Inspire Event Technologies Holdings, LLC ("INSPIRE") amended its credit agreement dated as of November 1, 2017 (the "INSPIRE Amendment"). The INSPIRE Amendment increased the maximum borrowing capacity under INSPIRE's revolving credit facility (the "Revolving Note") from $3.0 million to $6.0 million, provides for a $20.0 million senior secured term loan ("Term Note") and an equipment note ("Equipment Note" and together with the Revolving Note and the Term Note, the "Notes") pursuant to which, until September 24, 2027, INSPIRE may request advances up to $4.0 million in the aggregate to purchase new machinery or equipment to be used in the ordinary course of business. The INSPIRE Amendment extended the maturity date of INSPIRE's Notes from January 1, 2024 to March 24, 2028. See note 8.

On May 15, 2023, the Company and Computershare Trust Company, N.A., a federally chartered trust company (the "Rights Agent") entered into Amendment No. 1 ("Amendment No. 1") to the Rights Agreement dated as of August 30, 2022 (the "Rights Agreement"). Our board of directors implemented the rights plan by declaring (i) a dividend to the holders of the Company's common stock of one preferred share purchase right (a "Right") for each share of common stock and (ii) a dividend to the holders of the Company's Series D Convertible Preferred Stock of one Right in respect of each share of the Company's common stock issuable upon conversion of the Series D Convertible Preferred Stock. The dividends were distributed on September 9, 2022, to our stockholders of record on that date. Each of those Rights become exercisable on the date on which the Rights separate and begin trading separately from our common stock and entitles the registered holder to purchase from the Company one one-thousandth of a share of our Series F Preferred Stock, par value $0.001 per share ("Series F Preferred Stock"), at a price of $275 per one one-thousandth of a share of our Series F Preferred Stock represented by such Right, subject to adjustment. Pursuant to Amendment No. 1, the Rights Agreement was amended to (i) extend the final expiration date with respect to the Company's Rights until July 30, 2024, and (ii) decrease the beneficial ownership threshold in the definition of an acquiring person from 10% to 7%. The value of the Rights was de minimis.

On August 21, 2023 (the "Investment Date"), the Company invested $2.5 million to acquire 51% of the equity of TSGF L.P., a fund which provides a growth-oriented investment product focused on commercial real estate in the State of Texas. The Company consolidated TSGF L.P. as of the Investment Date as management concluded TSGF L.P. is a variable interest entity ("VIE") for which the Company is considered the primary beneficiary. Our interests in TSGF L.P. were accounted for as an asset acquisition. The approximately $5.0 million of total assets consolidated on the Investment Date included an investment of $4.5 million, $274,000 of cash and cash equivalents and other immaterial assets related to working capital. Subsequent to the Investment Date, Ashford Securities LLC ("Ashford Securities"), a subsidiary of the Company, raised an additional $4.9 million in capital on behalf of TSGF L.P. through December 31, 2023, which is included in "noncontrolling interests in consolidated entities" in our consolidated balance sheet. Ashford Securities has raised $9.7 million of capital in total for TSGF L.P. through December 31, 2023, which comprises $2.5 million from the Company and $7.2 million from other investors. The $7.2 million of capital raised from other investors includes $2.3 million of capital raised by Ashford Securities prior to the Investment Date.

On December 6, 2023, the Company entered into an advisory agreement with Stirling and Stirling's subsidiary Stirling OP. The term of the advisory agreement with Stirling is one year from the effective date of December 6, 2023 subject to an unlimited number of successive, automatic one-year renewals unless terminated by the Company or Stirling's board of directors. See note 19.

On December 19, 2023, the Company incorporated our insurance subsidiary Warwick, which is licensed by the Texas Department of Insurance. Effective December 19, 2023, Ashford Inc. and Warwick entered into a loss portfolio transfer agreement whereby Ashford Inc. agreed to transfer the existing cash reserves and liabilities for Ashford Trust and Braemar's general liability and workers' compensation policies from January 1, 2014 through December 31, 2023 to Warwick pursuant to approvals obtained from the independent members of the boards of directors of Ashford Trust and Braemar. This transaction eliminated in consolidation. On the same date, Ashford Inc. and Remington entered into general liability and workers' compensation insurance policies, respectively, with Warwick with agreed upon annual premiums of $4.7 million and $6.0 million, respectively, for a coverage period of one year.

Change in Control

On August 8, 2023, the 40% voting cap under the Investor Rights Agreement, dated November 6, 2019 and entered into by and among the Company, Mr. Archie Bennett Jr. and Mr. Monty J. Bennett (the "Bennetts") and other holders of the Company's Series D Convertible Preferred Stock (the "Investor Rights Agreement"), expired. As a result, the Bennetts may now vote their full ownership interests in the Company as they determine at their sole discretion. Upon the expiration of the voting cap, the Bennetts controlled a majority of the Company's voting securities, resulting in a change of control of the Company. The Company elected the accounting policy option as allowed under Accounting Standards Codification ("ASC") 805, Business Combinations, to continue to use Ashford Inc.'s historical accounting basis rather than apply pushdown accounting.

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements, include the accounts of Ashford Inc., its majority-owned subsidiaries and entities which it controls. All significant intercompany accounts and transactions between these entities have been eliminated in these historical consolidated financial statements.

A Variable Interest Entity ("VIE") must be consolidated by a reporting entity if the reporting entity is the primary beneficiary because it has (i) the power to direct the VIE's activities that most significantly impact the VIE's economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. We determine whether we are the primary beneficiary of a VIE upon our initial involvement with the VIE and we reassess whether we are the primary beneficiary of a VIE on an ongoing basis. Our determination of whether we are the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment.

Noncontrolling Interests—The following tables present information about noncontrolling interests in our consolidated subsidiaries, including those related to consolidated VIEs, as of December 31, 2023 and December 31, 2022 (in thousands):

	December 31, 2023			
	Ashford Holdings	OpenKey [3]	Pure Wellness [4]	TSGF L.P. [5]
Ashford Inc. ownership interest	99.49 %	76.78 %	70.00 %	25.29 %
Redeemable noncontrolling interests [1] [2]	0.51 %	— %	— %	— %
Noncontrolling interests in consolidated entities	— %	23.22 %	30.00 %	74.71 %
	100.00 %	100.00 %	100.00 %	100.00 %
Carrying value of redeemable noncontrolling interests	$ 1,972	n/a	n/a	n/a
Redemption value adjustment, year-to-date	9	n/a	n/a	n/a
Redemption value adjustment, cumulative	622	n/a	n/a	n/a
Carrying value of noncontrolling interests	n/a	(537)	(127)	7,669

	December 31, 2022		
	Ashford Holdings	OpenKey [3]	Pure Wellness [4]
Ashford Inc. ownership interest	99.87 %	76.79 %	70.00 %
Redeemable noncontrolling interests [1] [2]	0.13 %	— %	— %
Noncontrolling interests in consolidated entities	— %	23.21 %	30.00 %
	100.00 %	100.00 %	100.00 %
Carrying value of redeemable noncontrolling interests	$ 1,614	n/a	n/a
Redemption value adjustment, year-to-date	32	n/a	n/a
Redemption value adjustment, cumulative	613	n/a	n/a
Carrying value of noncontrolling interests	n/a	273	(106)

_____

(1) Redeemable noncontrolling interests are included in the "mezzanine" section of our consolidated balance sheets as they may be redeemed by the holder for cash or registered shares in certain circumstances outside of the Company's control. The carrying value of the noncontrolling interests is based on the greater of the accumulated historical cost or the redemption value, which is generally fair value.

(2) Redeemable noncontrolling interests in Ashford Hospitality Holdings LLC ("Ashford Holdings") represent the members' proportionate share of equity in earnings/losses of Ashford Holdings. Net income/loss attributable to the common unit holders is allocated based on the weighted average ownership percentage of the members' interest.

(3) Represents ownership interests in OpenKey, Inc. ("OpenKey"), a VIE for which we are considered the primary beneficiary and therefore we consolidate it. OpenKey is a hospitality-focused mobile key platform that provides a universal smartphone app for keyless entry into hotel guest rooms.

(4) Represents ownership interests in PRE Opco, LLC ("Pure Wellness"), a VIE for which we are considered the primary beneficiary and therefore we consolidate it. Pure Wellness provides hypoallergenic premium rooms in the hospitality and commercial office industry. See note 14.

(5) Represents ownership interests in TSGF L.P. a VIE for which we are considered the primary beneficiary and therefore we consolidate it.

Investments—We hold "investments in unconsolidated entities" in our consolidated balance sheets, which are considered to be variable interests or voting interests in the underlying entities. Certain of our investments in variable interests are not consolidated because we have determined that we are not the primary beneficiary. Certain other investments are not consolidated as the underlying entity does not meet the definition of a VIE and we do not control more than 50% of the voting interests. We review our equity method investments for impairment in each reporting period pursuant to the applicable authoritative accounting guidance. An investment is impaired when its fair value is less than the carrying amount of our investment. No such impairment was recorded during the years ended December 31, 2023, 2022 and 2021.

Our subsidiary TSGF L.P. is accounted for as an investment company in accordance with accounting principles generally accepted in the United States of America ("GAAP") under Financial Accounting Standards Board ("FASB") ASC 946. TSGF L.P.'s investment is reflected in "investments" in our consolidated balance sheets at fair value, with unrealized gains and losses resulting from changes in fair value reflected as a component of "other income (expense)" in our consolidated statements of operations. Fair value is the amount that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date, at current market conditions (i.e., the exit price). The fair value of TSGF L.P.'s investment as of December 31, 2023 was $5.0 million. See note 11.

We additionally hold an investment in an unconsolidated variable interest entity with a carrying value of $500,000 at December 31, 2023 and December 31, 2022. We account for the investment at fair value based on recent observable transactions as we do not exercise significant influence over the entity. No equity in earnings (loss) of unconsolidated entities due to a change in fair value of the investment was recognized during the years ended December 31, 2023, 2022 and 2021. In the event that the assumptions used to determine fair value change in the future, we may be required to record an impairment charge related to this investment.

Our investment in Real Estate Advisory Holdings LLC ("REA Holdings") is accounted for under the equity method as we have significant influence over the voting interest entity. We have an option to acquire an additional 50% of the ownership interests in REA Holdings for $12.5 million beginning on January 1, 2022, which expires 30 business days following the issuance of the Company's fiscal year 2023 financial statements.

The following table summarizes our carrying value and ownership interest in REA Holdings (in thousands):

	December 31, 2023	December 31, 2022
Carrying value of the investment in REA Holdings	$ 2,370	$ 3,067
Ownership interest in REA Holdings	30 %	30 %

The following table summarizes our equity in earnings (loss) in REA Holdings (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Equity in earnings (loss) in unconsolidated entities REA Holdings	$ (697)	$ 385	$ 13

The Company additionally holds various investments which are individually immaterial that are accounted for under the equity method. As of December 31, 2023 and 2022, the combined carrying value of these equity method investments was $1.4 million and $650,000.

Acquisitions—We account for acquisitions and investments in businesses as business combinations if the target meets the definition of a business and (a) the target is a VIE and we are the target's primary beneficiary, and therefore we must consolidate its financial statements, or (b) we acquire more than 50% of the voting interest of the target and it was not previously consolidated. We record business combinations using the acquisition method of accounting, which requires all of the assets acquired and liabilities assumed to be recorded at fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired is recorded as goodwill. The application of the acquisition method of accounting for business combinations requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. The fair value assigned to tangible and intangible assets acquired and liabilities assumed are based on management's estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. Significant assumptions and estimates include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted-average cost of capital. If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in our consolidated financial statements may be exposed to potential impairment of the intangible assets and goodwill.

If our investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalizing transaction costs, and does not result in the recognition of goodwill.

Use of Estimates—The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand or held in banks and short-term investments with an initial maturity of three months or less at the date of purchase.

Restricted Cash—Restricted cash was comprised of the following (in thousands):

	December 31, 2023	December 31, 2022
Advisory:		
Insurance claim reserves [1]	$ 18,947	$ 23,471
Remington:		
Managed hotel properties' reserves [2]	2,508	11,464
Insurance claim reserves [3]	1,761	2,123
Total Remington restricted cash	4,269	13,587
Total restricted cash	$ 23,216	$ 37,058

_____

[1] Ashford Inc. collects funds from the Ashford Trust and Braemar properties and their respective management companies in an amount equal to the actuarial forecast of that year's expected casualty claims and associated fees. These funds were deposited into restricted cash and used to pay casualty claims throughout the year as they were incurred. The claim liability related to the restricted cash balance is included in "claims liabilities and other" in our consolidated balance sheets.

[2] Cash received from hotel properties managed by Remington is used to pay certain centralized operating expenses as well as hotel employee bonuses. The liability related to the restricted cash balance for centralized billing is primarily included as a payable which is presented net within "due to/from Ashford Trust", "due from Braemar" and "due to/from affiliates" in our consolidated balance sheets. The liability related to the restricted cash balance for hotel employee bonuses is included in "accounts payable and accrued expenses" in our consolidated balance sheets.

[3] Cash reserves for health insurance claims are collected primarily from Remington's managed properties as well as certain of Ashford Inc.'s other subsidiaries to cover employee health insurance claims. The liability related to this restricted cash balance is included in "claims liabilities and other" in our consolidated balance sheets.

Accounts Receivable—Accounts receivable consists primarily of receivables from customers of audio visual services and third-party owned properties managed by Remington. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments for services. The allowance is maintained at a level adequate to absorb estimated receivable losses. The estimate is based on past receivable loss experience, known and inherent credit risks, current economic conditions and other relevant factors, including specific reserves for certain accounts. As of December 31, 2023 and 2022, the allowance for doubtful accounts was $2.1 million and $175,000, respectively. The net increase of $1.9 million in our allowance for doubtful accounts is primarily related to certain third-party contracts with Remington and driven by an increase in provisions for estimated losses of $2.0 million offset by write-offs of $100,000.

Notes Receivable—Notes receivable were comprised of the following (in thousands):

	December 31, 2023	December 31, 2022
Remington note receivable [1]	$ 525	$ 1,506
Ashford LLC note receivable [2]	1,082	535
REA Holdings affiliate [3]	845	—
Other	245	—
Total notes receivable	$ 2,697	$ 2,041

_____

[1] Remington holds a note receivable from a third party which matures on January 31, 2024. The interest rate on the note receivable is 10% per annum with payments of interest payable quarterly commencing March 31, 2023. As of December 31, 2023 and December 31, 2022, the outstanding principal balance is included in "prepaid expenses and other" and "other assets, net," respectively, in our consolidated balance sheets.

[2] Ashford LLC holds a note receivable from a third party. The note bears interest at 8% per annum, compounding annually. Interest is paid in-kind and added to the outstanding principal balance until the note maturity date of November 11, 2026. The note receivable is recorded in "other assets, net" in our consolidated balance sheet.

[3] On April 3, 2023, the Company entered into a note receivable with an affiliate of REA Holdings. Principal plus any accrued interest is due to the Company on demand or, in the absence of any demand, 24 months. Interest is paid in-kind and added to the outstanding principal balance until the note maturity date. The interest rate on the note receivable is 7.5% per annum. The note receivable is recorded in "prepaid expenses and other" in our consolidated balance sheet.

Inventories—Inventories consist primarily of INSPIRE's audio visual equipment and related accessories and RED's retail merchandise, beverages and boat equipment. Inventories are carried at the lower of cost or net realizable value using the first-in, first-out ("FIFO") valuation method.

Property and Equipment, Net—Property and equipment, including assets acquired under finance leases, is depreciated using the straight-line method over estimated useful lives or lease terms if shorter.

Impairment of Property and Equipment—Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of the asset is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows, which take into account current market conditions and our intent with respect to holding or disposing of the asset. If our analysis indicates that the carrying value of the asset is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the asset net book value exceeds its estimated fair value, or fair value, less cost to sell. In evaluating impairment of assets, we make many assumptions and estimates, including projected cash flows, expected holding period, and expected useful life. Fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions and third-party appraisals, where considered necessary. Assets not yet placed into service are also reviewed for impairment whenever events or changes in circumstances indicate that all or a portion of the assets will not be placed into service. No impairment charges related to property and equipment were recorded in the years ended December 31, 2023, 2022 and 2021.

Goodwill and Indefinite-Lived Intangible Assets—Goodwill is assigned to reporting units that are expected to benefit from the synergies of the business combination as of the acquisition date. Indefinite-lived intangible assets primarily include trademark rights resulting from our acquisition of Remington, INSPIRE and RED. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we may elect to perform a qualitative assessment to determine whether the fair value of the goodwill is more likely than not impaired. In considering the qualitative approach, we evaluate factors including, but not limited to, the operational stability and the overall financial performance of the reporting units. We may choose to bypass the qualitative assessment and perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value and, if applicable, record an impairment charge based on the excess of the reporting unit's carrying amount over its fair value. We determine the fair value of a reporting unit based on a blended analysis of the income approach and the market value approach. We base our measurement of fair value of trademarks using the relief-from-royalty method. This method assumes that the trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. Management elected to perform a quantitative assessment for the Company's current year annual impairment test. Based on the results of our annual impairment assessment, no impairment of goodwill or indefinite-lived intangible assets was indicated as of October 1, 2023. Additionally, no indicators of impairment were identified from the date of our impairment assessment through December 31, 2023.

Definite-Lived Intangible Assets—Definite-lived intangible assets primarily include management contracts, customer relationships and boat slip rights resulting from our acquisitions. The Remington and Premier management contracts are not amortized on a straight-line basis, rather the assets are amortized in a manner that approximates the pattern of the assets' economic benefit to the Company over an estimated useful life of eight to 30 years, respectively. The INSPIRE, RED and Pure Wellness assets are amortized using the straight-line method over the estimated useful lives of the assets. We review the carrying amount of the assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, we record an impairment charge for the excess of the carrying amount over the fair value. For additional information on our definite-lived intangible assets, see note 7.

Claims Liabilities and Other—As of December 31, 2023 and 2022, claims liabilities and other included reserves in the amount of $26.8 million and $23.5 million for Warwick and Ashford LLC's liabilities, respectively, for case-basis estimates of reported losses and incurred but not reported ("IBNR") losses primarily from general liability and workers' compensation which are calculated based upon loss projections utilizing industry data. In establishing its liability for losses and loss adjustment expenses, the Company utilizes the findings of an independent consulting actuary. An estimate of ultimate losses and loss expenses is projected at each reporting date. IBNR reserves are derived from the difference between projected ultimate losses and loss expenses incurred. Actuarial methodologies used by the consulting actuary include the Bornhuetter Ferguson, loss development, case reserve development, and pure premium methods. As adjustments to these estimates become necessary, such adjustments are reflected in "other" operating expenses in our consolidated statements of operations.

As of December 31, 2023 and 2022, claims liabilities and other additionally included $1.7 million and $2.2 million, respectively, relating to reserves for Remington health insurance claims. As of December 31, 2023, claims liabilities and other also included the current portion of the contingent consideration liabilities of $1.3 million and $1.3 million from the Company's acquisitions of Alii Nui and Chesapeake Hospitality ("Chesapeake"), respectively. See notes 4 and 11.

Other Liabilities—As of December 31, 2023 and 2022, other liabilities included the noncurrent portion of the contingent consideration liability of $1.6 million and $2.3 million from the Company's acquisition of Chesapeake, respectively. See notes 4 and 11. As of December 31, 2023 and 2022 other liabilities also included an uncertain tax position liability of $978,000 and $917,000, respectively.

Salaries and Benefits—Salaries and benefits are expensed as incurred and include salaries and benefit related expenses for our officers and employees. Salaries and benefits also includes expense for equity grants of the Company's common stock to our officers and employees and changes in fair value in the deferred compensation plan liability. See notes 16 and 17.

General and Administrative—General and administrative costs are expensed as incurred, and include advertising costs of $2.8 million, $1.8 million and $1.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Depreciation and Amortization—Our property and equipment, including assets acquired under finance leases, are depreciated on a straight-line basis over the estimated useful lives of the assets with useful lives ranging from 2 to 20 years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the related assets. Property and equipment, excluding our RED vessels, are depreciated using the straight-line method over lives ranging from 2 to 10 years. Our RED vessels are depreciated using the straight-line method over a useful life of 20 years. While we believe our estimates are reasonable, a change in estimated useful lives could affect depreciation expense and net income/loss as well as resulting gains or losses on potential sales. See also the "Definite-Lived Intangible Assets" above.

Equity-Based Compensation—Our equity incentive plan provides for the grant of restricted or unrestricted shares of our common stock, share appreciation rights, performance shares, performance units and other equity-based awards or any combination of the foregoing. Equity-based compensation included in "salaries and benefits" is accounted for at fair value based on the market price of the shares/options on the date of grant in accordance with applicable authoritative accounting guidance. The fair value is charged to compensation expense on a straight-line basis over the vesting period of the shares/ options. Grants of restricted stock to independent directors are recorded at fair value based on the market price of our shares at grant date, and this amount is fully expensed in "general and administrative" expense as the grants of stock are fully vested on the date of grant. The Company accounts for forfeitures when they occur. Our officers and employees can be granted common stock and LTIP units from Ashford Trust and Braemar in connection with providing advisory services that result in expense, included in "reimbursed expenses," equal to the grant date fair value of the award in proportion to the requisite service period satisfied during the period, as well as offsetting revenue in an equal amount included in "cost reimbursement revenue".

Other Comprehensive Income (Loss)—Comprehensive income consists of net income (loss), foreign currency translation adjustments and unrealized gain (loss) on restricted investments. The foreign currency translation adjustment represents the unrealized impact of translating the financial statements of the INSPIRE operations in Mexico and the Dominican Republic and Remington's operations in Costa Rica from their respective functional currencies to U.S. dollars. This amount is not included in net income and would only be realized upon the sale or upon complete or substantially complete liquidation of the foreign businesses. The accumulated other comprehensive income (loss) is presented on our consolidated balance sheets as of December 31, 2023 and 2022.

Due to/from Ashford Trust—Due to/from Ashford Trust represents current receivables related to advisory services fees, incentive fees, reimbursable expenses and business expenses and payables owed by our products and services businesses to Ashford Trust which are presented net on the consolidated balance sheet. Due to/from Ashford Trust is generally settled within a period not exceeding one year and is presented as a current asset or current liability based upon the period's ending net balance.

Due to/from Braemar—Due to/from Braemar represents current receivables related to advisory services fees, incentive fees, reimbursable expenses and service business expenses and payables owed by our products and services businesses to Braemar which are presented net on the consolidated balance sheet. Due to/from Braemar is generally settled within a period not exceeding one year and is presented as a current asset or current liability based upon the period's ending net balance.

Income (Loss) Per Share—Basic income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average common shares outstanding during the period using the two-class method prescribed by applicable authoritative accounting guidance. Diluted income (loss) per common share is calculated using the two-class method, or the treasury stock method, if more dilutive. Diluted income (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, whereby such exercise or conversion would result in lower income per share. See note 20.

Leases—We determine if an arrangement is a lease at the inception of the contract. Lease right of use ("ROU") assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments related to operating leases is recognized on a straight-line basis over the lease term. Lease expense for minimum lease payments related to financing leases is recognized using the effective interest method over the lease term. Short-term leases (less than twelve months) are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. Additionally, we elected the practical expedient relieving us from the requirement to separate the lease and non-lease components on the balance sheet across all existing asset classes. See note 9.

Income Taxes—We are a taxable corporation for federal and state income tax purposes. Income tax expense includes U.S. federal and state income taxes, Mexico and Dominican Republic income taxes and U.S. Virgin Islands taxes. In accordance with authoritative accounting guidance, we account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between our consolidated financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

ASC 740 "Income Taxes" addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance requires us to determine whether tax positions we have taken or expect to take in a tax return are more likely than not to be sustained upon examination by the appropriate taxing authority based on the technical merits of the positions. Tax positions that do not meet the more likely than not threshold would be recorded as additional tax expense in the current period. We analyze all open tax years, as defined by the statute of limitations for each jurisdiction, which includes the federal jurisdiction and various states. We classify interest and penalties related to underpayment of income taxes as income tax expense. We and our portfolio companies file income tax returns in the U.S. federal jurisdiction and various states and cities in Mexico, the Dominican Republic, the U.S. Virgin Islands, and beginning in 2023 additionally Aruba, Puerto Rico and Costa Rica. Tax years 2019 through 2023 remain subject to potential examination by federal and certain state taxing authorities.

Recently Adopted Accounting Standards—In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). ASU 2016-13 sets forth an "expected credit loss" impairment model to replace the current "incurred loss" method of recognizing credit losses. The standard requires measurement and recognition of expected credit losses for most financial assets held. In November 2019, the FASB issued ASU 2019-10, *Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)* ("ASU 2019-10"). ASU 2019-10 revised the mandatory adoption date for public business entities that meet the definition of a smaller reporting company to be effective for fiscal years beginning after December 15, 2022. We adopted ASU 2016-13 and ASU 2019-10 effective January 1, 2023 and the adoption did not have a material impact on our consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848)* ("ASU 2020-04"), which provides optional guidance through December 31, 2022 to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform on financial reporting. In January 2021, the FASB issued ASU 2021-01, *Reference Rate Reform (Topic 848),* which further clarified the scope of the reference rate reform optional practical expedients and exceptions outlined in Topic 848. The amendments in ASU Nos. 2020-04 and 2021-01 apply to contract modifications that replace a reference rate affected by reference rate reform, providing optional expedients regarding the measurement of hedge effectiveness in hedging relationships that have been modified to replace a reference rate. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848)* ("ASU 2022-06"), which deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company applied the optional expedient in evaluating debt modifications converting from London Interbank Offered Rate ("LIBOR") to Secured Overnight Financing Rate ("SOFR"). The Company adopted the standards upon the respective effective dates. There was no material impact as a result of this adoption.

__Recently Issued Accounting Standards__—In August 2020, the FASB issued ASU 2020-06, *Debt - Debt with Conversion and Other Options (Subtopic 470)* and *Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This ASU (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, *Debt - Debt with Conversion and Other Options*, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer's own stock and classified in stockholders' equity, by removing certain criteria required for equity classification; and (3) revises the guidance in ASC 260, *Earnings Per Share*, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. For smaller reporting companies, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. We adopted ASU 2020-06 effective January 1, 2024 and the adoption did not have a material impact on the Company's financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which, among other requirements, improves disclosures about a public entity's reportable segments by requiring a public entity to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and require that a public entity provide all annual disclosures about a reportable segment's profit or loss and assets currently required by FASB Accounting Standards Codification Topic 280 in interim periods. The amendments in this ASU apply to all public entities that are required to report segment information in accordance with Topic 280. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. The Company continues to evaluate the level of impact the adoption of ASU 2023-07 will have on the Company's financial statements.

In November 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). The ASU requires consistent categories with greater disaggregation of information in the rate reconciliation and disclosure of income taxes paid be disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU apply to all entities that are subject to Topic 740. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this ASU should be applied on a prospective basis. Retrospective application is permitted. The Company continues to evaluate the level of impact the adoption of ASU 2023-09 will have on the Company's financial statements.

3. Revenues

Revenue Recognition—Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, we satisfy a performance obligation

In determining the transaction price, we include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The following provides detailed information on the recognition of our revenues from contracts with customers:

Advisory Services Fees Revenue

Advisory services fees revenue is reported within our Advisory segment and primarily consists of advisory fees that are recognized when services have been rendered. Advisory fees consist of base fees and incentive fees. For Ashford Trust, the base fee is paid monthly in an amount equal to $1/12^{th}$ of 0.70% of Ashford Trust's total market capitalization plus the Net Asset Fee Adjustment, as defined in our Third Amended and Restated Advisory Agreement with Ashford Trust, as amended, subject to certain minimums.

For Braemar, the base fee is paid monthly in an amount equal to $1/12^{th}$ of 0.70% of Braemar's total market capitalization plus the Net Asset Fee Adjustment, as defined in our Fifth Amended and Restated Advisory Agreement with Braemar, as amended, subject to certain minimums.

Incentive advisory fees are measured annually in each year that Ashford Trust's and/or Braemar's annual total stockholder return exceeds the average annual total stockholder return for each company's respective peer group, subject to the Fixed Charge Coverage Ratio Condition (the "FCCR Condition"), as defined in the respective advisory agreements. Incentive advisory fees are paid over a three-year period and each payment is subject to the FCCR Condition, which relates to the ratio of adjusted EBITDA to fixed charges for Ashford Trust or Braemar, as applicable. Incentive advisory fees are a form of variable consideration and therefore must be (i) deferred until such fees are probable of not being subject to significant reversal, and (ii) tied to a performance obligation in the contract with the customer so that revenue recognition depicts the transfer of the related advisory services to the customer. Accordingly, the Company does not record incentive advisory fee revenue in interim periods prior to the fourth quarter of the year in which the incentive fee is measured. The first-year installment of incentive advisory fees will generally be recognized only upon measurement in the fourth quarter of the first year of the three-year period. The second- and third-year installments of incentive advisory fees are recognized as revenue on a pro rata basis each quarter subject to meeting the FCCR Condition.

Braemar's 2022 annual total stockholder return met the relevant incentive fee thresholds during the 2022 measurement period and $268,000 was recognized as incentive advisory fees in each of the years ended 2023 and 2022. Ashford Trust's annual total stockholder return did not meet the relevant incentive fee thresholds during the 2023, 2022 and 2021 measurement periods. Braemar's annual total stockholder return did not meet the relevant incentive fee thresholds during the 2023 and 2021 measurement period.

Hotel Management Fees Revenue

Hotel management fees revenue is reported within our Remington segment and primarily consists of base management fees, incentive management fees and other management fees. Base management fees, incentive management fees and other management fees are recognized when services have been rendered. For hotels owned by Ashford Trust and Braemar, Remington receives base management fees of 3% of gross hotel revenue for managing the hotel employees and daily operations of the hotels, pursuant to Remington's hotel management agreements, subject to a specified floor (which is subject to increase annually based on increases in the consumer price index). The base management fee for each hotel is due monthly. Remington additionally receives an incentive management fee for hotels owned by Ashford Trust and Braemar whenever a hotel's gross operating profit ("GOP") exceeds the hotel's budgeted GOP. The incentive fee is equal to the lesser of 1% of each hotel's annual gross revenue or the amount by which the respective hotel's GOP exceeds the hotel's budgeted GOP. The incentive management fee, if any, for each hotel is due annually in arrears within 90 days of the end of the fiscal year. The base management fees and incentive management fees that Remington receives for third-party owned properties vary by property. Other management fees primarily includes fees for health insurance programs administered on behalf of certain third-party properties. Health insurance program fees are recognized monthly at rates which approximate market rates for similar plans provided by independent insurance companies. Other management fees additionally includes fees for fixed monthly accounting services, revenue management services and other services at certain third-party properties.

Design and Construction Fees Revenue

Design and construction fees revenue primarily consists of revenue generated by our subsidiary, Premier Project Management LLC ("Premier"). Premier provides design and construction management services, capital improvements, refurbishment, project management, and other services such as purchasing, interior design, architectural services and freight management at properties. Premier receives fees for these services and recognizes revenue over time as services are provided to the customer. Fees from Ashford Trust are payable monthly in arrears based on the prior calendar month's total expenditures. Fees from Braemar are payable monthly as the service is delivered based on the percentage of completion, as reasonably determined by Premier.

Audio Visual Revenue

Audio visual revenue primarily consists of revenue generated within our INSPIRE segment by providing event technology services such as audio visual services, audio visual equipment rental, staging and meeting services and event-related communication systems as well as related technical support, to our customers in various venues including hotels and convention centers. Revenue is recognized in the period in which services are provided pursuant to the terms of the contractual arrangements with our customers. Payment is typically due from customers within 30 days. We also evaluate whether it is appropriate to present: (i) the gross amount that our customers pay for our services as revenue, and the related commissions paid to the venue as cost of revenue; or (ii) the net amount (gross revenue less the related commissions paid to the venue) as revenue. We are responsible for the delivery of the services, including providing the necessary labor and equipment to perform the services. We are generally subject to inventory risk, have latitude in establishing prices and selecting suppliers and, while in many cases the venue bills the end customer on our behalf, we bear the risk of collection from the customer. The venues' commissions are not dependent on collections. As a result, our revenue is primarily reported on a gross basis. Cost of revenues for audio visual principally includes commissions paid to venues, direct labor costs, the cost of equipment sub-rentals, depreciation of equipment, amortization of signing bonuses, as well as other costs such as supplies, freight, travel and other overhead from our venue and customer facing operations and any losses on equipment disposal.

Other Revenue

Other revenue includes revenue provided by certain of our products and service businesses, including RED. RED's revenue is primarily generated through the provision of watersports activities and ferry and excursion services. The revenue is recognized as services are provided based on contractual customer rates. Payment is ordinarily due 15 days after the end of the month in which services were rendered. Debt placement and related fees include revenue earned from providing placement, modifications, forbearances or refinancing of certain mortgage debt by our subsidiary, Lismore Capital II LLC ("Lismore"). For certain agreements, the fees are recognized based on a stated percentage of the loan amount when services have been rendered and the subject loan, modification or other transaction is closed. For other agreements, deferred income related to the various Lismore fees will be recognized over the term of the agreement on a straight-line basis as the service is rendered, only to the extent it is probable that a significant reversal of revenue will not occur. Constraints relating to variable consideration are resolved generally upon the closing of a transaction or financing event and the resulting change in the transaction price will be adjusted on a cumulative catch-up basis in the period a transaction or financing event closes. Other revenue also includes general liability and workers' compensation insurance premiums paid to our insurance subsidiary, Warwick. Insurance premiums received are initially recorded in the current portion of deferred income in our consolidated balance sheets and recognized as revenue ratably over the contractual terms of the respective written policy, which is primarily twelve months. General liability and workers' compensation insurance premiums are generally paid upfront to Warwick annually.

Cost Reimbursement Revenue

Cost reimbursement revenue is recognized in the period we incur the related reimbursable costs. Under our advisory agreements and our Contribution Agreement with Ashford Trust and Braemar (as defined below), we are entitled to be reimbursed for certain costs we incur on behalf of Ashford Trust and Braemar, with no added mark-up. These costs primarily consist of expenses related to Ashford Securities (as defined below), overhead, internal audit, risk management advisory services and asset management services, including compensation, benefits and travel expense reimbursements. We record cost reimbursement revenue for equity grants of Ashford Trust and Braemar common stock and LTIP units awarded to our officers and employees in connection with providing advisory services equal to the fair value of the award in proportion to the requisite service period satisfied during the period. Payments for cost reimbursement revenue are primarily due within 30 days after the services were rendered.

Under our project management agreements and hotel management agreements, we are entitled to be reimbursed for certain costs we incur on behalf of Ashford Trust, Braemar and other hotel owners with no added mark-up. Design and construction costs primarily consist of costs for accounting, overhead and project manager services. Hotel management costs primarily consist of the properties' payroll, payroll taxes and benefits-related expenses at managed properties where we are the employer of the employees at the properties as provided for in our contracts with Ashford Trust, Braemar and other hotel owners.

The recognition of cost reimbursement revenue and reimbursed expenses for centralized software programs reimbursed by Ashford Trust and Braemar may result in temporary timing differences in our operating and net income. Over the long term, these programs and services are not designed to impact our economics, either positively or negatively.

Certain of our consolidated entities enter into contracts with customers that contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our consolidated entities' overall pricing objectives taking into consideration market conditions and other factors, including the customer and the nature and value of the performance obligations within the applicable contracts.

Practical Expedients and Exemptions

We do not disclose the amount of variable consideration that we expect to recognize in future periods in the following circumstances:

(1) if we recognize the revenue based on the amount invoiced or services performed;

(2) if the consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation, and the terms of the consideration relate specifically to our efforts to transfer, or to a specific outcome from transferring the service.

Deferred Income and Contract Balances

Deferred income primarily consists of customer billings in advance of revenue being recognized from our advisory agreements and other products and services contracts. Generally, deferred income that will be recognized within the next 12 months is recorded as current deferred income and the remaining portion is recorded as noncurrent. Current deferred income additionally includes customer deposits which could result in cash payments within the next 12 months. The change in the deferred income balance is primarily driven by cash payments received or due in advance of satisfying our performance obligations, offset by revenue recognized that was included in the deferred income balance at the beginning of the period.

The following table summarizes our consolidated deferred income activity (in thousands):

	Deferred Income	
	2023	**2022**
Balance as of January 1	$ 7,800	$ 10,905
Increases to deferred income [1]	22,657	11,531
Recognition of revenue [2]	(12,079)	(14,636)
Balance as of December 31	$ 18,378	$ 7,800

_____

[1] The year ended December 31, 2023 includes increases of $12.5 million of deferred income from our insurance subsidiary Warwick, primarily for general liability and workers' compensation policy premiums. Revenue from insurance premiums is recognized ratably over the contractual terms of the respective written policy in "other" revenue in our consolidated statements of operations.

[2] Revenue recognized in the year ended December 31, 2023, includes (a) $760,000 of revenue primarily related to our advisory agreements and our Contribution Agreement with Ashford Trust and Braemar, (b) $2.6 million of audio visual revenue, (c) $4.1 million of watersports, ferry and excursion services revenue, (d) $375,000 of premiums earned by Warwick and (e) $4.2 million of revenues earned by our other products and services companies. Revenue recognized in the year ended December 31, 2023 includes $5.5 million which was recorded in deferred income in our consolidated balance sheet as of December 31, 2022.

Revenue recognized in the year ended December 31, 2022 includes (a) $2.4 million of revenue primarily related to our advisory agreements and our Contribution Agreement with Ashford Trust and Braemar, (b) $3.5 million of audio visual revenue, (c) $2.3 million of debt placement revenue related to Ashford Trust's agreement with Lismore (see note 19), (d) $2.3 million of watersports, ferry and excursion services revenue and (e) $4.1 million of revenues earned by our other products and services companies. Revenue recognized in the year ended December 31, 2022 includes $8.1 million which was recorded in deferred income in our consolidated balance sheet as of December 31, 2021.

We do not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was primarily related to (i) reimbursed software costs that will be recognized evenly over the period the software is used to provide advisory services to Ashford Trust and Braemar, (ii) a $5.0 million cash payment received in June 2017 from Braemar in connection with our Fourth Amended and Restated Advisory Agreement with Braemar, which is recognized evenly over the 10-year initial contract period that we are providing Braemar advisory services, and (iii) debt placement and related fees that will be recognized over the term of the agreement on a straight-line basis as the service was rendered, only to the extent it was probable that a significant reversal of revenue would not occur. See note 19. Incentive advisory fees that are contingent upon future market performance are excluded as the fees are considered variable and not included in the transaction price at December 31, 2023.

The timing of revenue recognition may differ from the timing of payment by customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred income until the performance obligations are satisfied. We had receivables related to revenues from contracts with customers of $26.1 million, $17.6 million and $7.6 million included in "accounts receivable, net" primarily related to our products and services segment, $18.9 million, $0 and $2.6 million in "due from Ashford Trust," and $714,000, $11.8 million and $1.1 million included in "due from Braemar" related to advisory services at December 31, 2023, 2022 and 2021, respectively. We had no write-offs related to these receivables during the years ended December 31, 2023, 2022 and 2021 other than those discussed in note 2. See notes 2 and 19.

Disaggregated Revenue

Our revenues were comprised of the following for the years ended December 31, 2023, 2022 and 2021, respectively (in thousands):

		Year Ended December 31,		
		2023	**2022**	**2021**
Advisory services fees:				
Base advisory fees	$	47,159	$ 47,592	$ 47,045
Incentive advisory fees		268	268	—
Other advisory revenue		521	521	521
Total advisory services fees revenue		47,948	48,381	47,566
Hotel management fees:				
Base fees		37,651	34,072	21,291
Incentive fees		5,569	8,533	4,969
Other management fees		9,341	3,943	—
Total hotel management fees revenue		52,561	46,548	26,260
Design and construction fees revenue		27,740	22,167	9,557
Audio visual revenue		148,617	121,261	49,880
Other revenue:				
Watersports, ferry and excursion services [1]		34,057	26,309	23,867
Debt placement and related fees [2]		4,634	4,222	12,384
Premiums earned		375	—	—
Cash management fees [3]		256	135	—
Claims management services		12	20	81
Other services [4]		4,099	13,626	10,997
Total other revenue		43,433	44,312	47,329
Cost reimbursement revenue		426,496	361,763	203,975
Total revenues	$	746,795	$ 644,432	$ 384,567
REVENUES BY SEGMENT [5]				
Advisory	$	78,960	$ 77,347	$ 74,616
Remington		424,322	356,435	197,802
Premier		39,947	32,247	12,413
INSPIRE		148,829	121,418	49,900
RED		34,150	26,335	23,867
OpenKey		1,586	1,484	1,965
Corporate and other		19,001	29,166	24,004
Total revenues	$	746,795	$ 644,432	$ 384,567

_____

[1]   Watersports, ferry and excursion services revenue is earned by RED, which includes RED's legacy operations in the U.S. Virgin Islands and the Turks and Caicos Islands, Alii Nui, which provides luxury sailing and watersports experiences in Maui, Hawaii and Sebago, a provider of watersports activities and excursion services based in Key West, Florida.

(2) Debt placement and related fees are earned by Lismore for providing placement, modification, forbearance or refinancing services to Ashford Trust and Braemar.

(3) Cash management fees include revenue earned by providing active management and investment of Ashford Trust and Braemar's excess cash in short-term U.S. Treasury securities.

(4) Other services revenue relates primarily to other hotel services provided by our consolidated subsidiaries OpenKey and Pure Wellness, to Ashford Trust, Braemar and third parties. The years ended December 31, 2022 and 2021 included the revenue of Marietta Leasehold LP ("Marietta"), which holds the leasehold rights to a single hotel and convention center property in Marietta, Georgia, and was acquired by Ashford Trust on December 16, 2022. See note 5.

(5) We have six reportable segments: Advisory, Remington, Premier, INSPIRE, RED and OpenKey. We combine the operating results of Warwick, Pure Wellness and, for the years ended December 31, 2022 and 2021, Marietta into an "all other" category, which we refer to as "Corporate and Other." See note 21 for discussion of segment reporting.

Geographic Information

Our Advisory, Premier, OpenKey, and Corporate and Other reporting segments conduct their business primarily within the United States. Remington, INSPIRE and RED conduct business both in the United States and internationally. The following table presents revenue from Remington, INSPIRE and RED geographically for the years ended December 31, 2023, 2022 and 2021, respectively (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Remington:			
United States	$ 423,999	$ 356,435	$ 197,802
Costa Rica	323	—	—
Total Remington revenues	$ 424,322	$ 356,435	$ 197,802
INSPIRE:			
United States	$ 109,676	$ 92,418	$ 39,164
Mexico	29,737	22,087	7,724
Dominican Republic	9,416	6,913	2,992
Total INSPIRE revenues	$ 148,829	$ 121,418	$ 49,880
RED:			
Continental United States	$ 10,138	$ 10,885	$ 11,908
Hawaii	6,658	—	—
U.S. Virgin Islands	11,591	11,469	10,757
United Kingdom (Turks and Caicos Islands)	5,763	3,981	1,202
Total RED revenues	$ 34,150	$ 26,335	$ 23,867
Total international revenues (1)	$ 45,239	$ 32,981	$ 11,918

(1) International revenues include revenues earned outside of the U.S. and U.S. territories.

4. Business Combinations

Alii Nui

On March 17, 2023, RED acquired certain privately held entities and assets associated with Alii Nui, which provides luxury sailing and watersports experiences in Maui, Hawaii, for a total purchase price of $11.0 million, excluding working capital adjustments. The purchase price consisted of $8.0 million in cash, subject to certain adjustments, $1.0 million of contingent consideration and 80,000 RED Units issued at $25 per unit for a total liquidation value of $2.0 million. The RED Units accrue interest at 6.5% per annum with required quarterly payments.

The $8.0 million cash consideration includes $300,000 of cash held back by the Company to be paid eighteen months after the acquisition date (the "Holdback Date"), subject to certain conditions. The $1.0 million of contingent consideration is subject to Alii Nui obtaining a permit to operate a marine vessel (the "Permit") prior to the Holdback Date, of which $500,000 is to be paid upon the later of January 15, 2024 or the date the Permit is obtained and the remaining $500,000 is to be paid on the Holdback Date, subject to certain conditions. Subsequent to the acquisition date, Alii Nui obtained approval to be issued the Permit upon registration of the marine vessel.

Both the Company and the holders of the RED Units have the right to convert the RED Units at the liquidation value of $25 per unit three years after the acquisition date upon providing notice to the respective party. The Company may convert the RED Units by paying cash or a combination of cash or the Company's common shares at the sole discretion of the Company (the "Call Right"). The holders of the RED Units may convert their RED Units for cash (the "Put Right"). Under current accounting guidance, the Call Right and the Put Right are accounted for on a combined basis as a form of financing the acquisition of Alii Nui and recorded as a non-current note payable of $2.0 million in our consolidated balance sheet.

The acquisition of Alii Nui was recorded using the acquisition method of accounting in accordance with the authoritative guidance for business combinations, and the purchase price allocation was based on our valuation of the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the assets acquired were determined using various valuation techniques, including an income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Alii Nui and the discount rate applied to those cash flows. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. For goodwill reporting purposes, the operations and goodwill for Alii Nui are included in our RED reporting unit as they are similar businesses. See note 7.

We have allocated the purchase price to the assets acquired and liabilities assumed based upon our valuation of the fair value assigned to the RED Units, contingent consideration and intangible assets. In the third quarter of 2023, we finalized the valuation of the acquired assets and liabilities resulting in an increase to goodwill and deferred tax liabilities of $1.6 million from finalizing the tax basis of the acquired assets and the acquired business corporate entity.

The fair value of the purchase price and final allocation of the purchase price are as follows (in thousands):

Cash	$	7,700
Cash consideration payable		300
Contingent consideration		1,000
RED Units		2,000
Working capital adjustments		304
Total fair value of purchase price	$	11,304

	Fair Value	Estimated Useful Life
Current assets including cash of $996	$ 1,286	
Property and equipment, net	2,254	20 years
Trademarks	1,600	
Boat slip rights	6,250	20 years
Total assets acquired	11,390	
Current liabilities	857	
Deferred tax liability	1,567	
Total assumed liabilities	2,424	
Total identifiable net assets acquired	$ 8,966	
Goodwill	$ 2,338	

We do not expect any of the goodwill balance to be deductible for tax purposes. The qualitative factors that make up the recorded goodwill includes value attributable to growth opportunities to expand RED's operations to new markets in Hawaii.

Results of Alii Nui

The results of operations of Alii Nui have been included in our results of operations since the acquisition date of March 17, 2023. Our consolidated statement of operations for the year ended December 31, 2023 include total revenue from Alii Nui of $6.7 million. In addition, our consolidated statement of operations for the year ended December 31, 2023 include net loss from Alii Nui of $245,000.

Chesapeake

On April 15, 2022, the Company acquired privately held Chesapeake, a third-party hotel management company. The Company paid to the sellers $6.3 million in cash, subject to certain adjustments, and issued to the sellers 378,000 Series CHP Convertible Preferred Units of Ashford Holdings (the "Series CHP Units") at $25 per Unit, for a total liquidation value of $9.45 million. The Series CHP Units include a discount of $8.1 million resulting in a total fair value of $1.4 million. The discount is due to the Company's ability to convert the Series CHP Units to common units of Ashford Holdings at the preferred conversion price of $117.50. Common units of Ashford Holdings are exchangeable into common stock of the Company on a 1:1 ratio. The sellers also have the ability to earn up to $10.25 million of additional consideration based on the base management fee contribution from the acquired business for the trailing 12 month periods ending March 2024 and March 2025, respectively, for a total potential purchase consideration of $18.1 million, subject to certain adjustments. The first $6.3 million of such additional consideration is payable in cash and any amounts payable in excess of such $6.3 million may be satisfied by the issuance of shares of common stock of the Company, common units of Ashford Holdings or additional Series CHP Units, as determined by the Company in its sole discretion.

The acquisition of Chesapeake was recorded using the acquisition method of accounting in accordance with the authoritative guidance for business combinations, and the purchase price allocation was based on our valuation of the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the assets acquired were determined using various valuation techniques, including an income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Chesapeake and the discount rate applied to those cash flows. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. In the third quarter of 2022, we recorded an adjustment to increase the working capital paid to the sellers by $73,000. In the fourth quarter of 2022, we finalized the valuation of the acquired assets and liabilities associated with the acquisition. For goodwill reporting purposes, the operations and goodwill for Chesapeake are included in our Remington reporting unit as they are similar businesses. See note 7.

The fair value of the purchase price and final allocation of the purchase price are as follows (in thousands):

Series CHP Units	$	9,450
Discount on Series CHP Units		(8,063)
Cash		6,300
Fair value of contingent consideration		1,670
Working capital adjustments		193
Total fair value of purchase price	$	9,550

	Fair Value	Estimated Useful Life
Current assets including cash of $228	$ 930	
Management contracts	7,131	8 years
Total assets acquired	8,061	
Current liabilities	347	
Deferred tax liability	217	
Total assumed liabilities	564	
Total identifiable net assets acquired	$ 7,497	
Goodwill	$ 2,053	

We do not expect any of the goodwill balance to be deductible for tax purposes. The qualitative factors that make up the recorded goodwill includes value attributable to growth opportunities to expand Remington's hotel management services to third-party owners in the hospitality industry.

Results of Chesapeake

The results of operations of Chesapeake have been included in our results of operations since the acquisition date of April 15, 2022. Our consolidated statements of operations for the years ended December 31, 2023 and 2022 include total revenue from Chesapeake of $64.7 million and $43.1 million, respectively. In addition, our consolidated statements of operations for the years ended December 31, 2023 and 2022 include net loss from Chesapeake of $1.3 million and net income of $3.0 million, respectively.

Pro Forma Financial Results

The following table reflects the unaudited pro forma results of operations as if the Alii Nui and Chesapeake acquisitions had occurred on January 1, 2022, and the removal of $375,000 and $1.9 million of transaction costs directly attributable to the acquisitions (net of the incremental tax expense) for the years ended December 31, 2023 and 2022, respectively, (in thousands):

	Year Ended December 31,	
	2023	2022
Total revenues	$ 748,635	$ 665,791
Net income (loss)	(4,778)	3,867
Net income (loss) attributable to common stockholders	(40,592)	(32,067)

5. Dispositions

__Marietta Disposition__

On June 26, 2018, the Company entered into the Ashford Trust ERFP Agreement with Ashford Trust. On April 20, 2021, the Company received written notice from Ashford Trust of Ashford Trust's intention not to renew the Ashford Trust ERFP Agreement. As a result, the Ashford Trust ERFP Agreement terminated in accordance with its terms on June 26, 2021. The Company remained obligated to fund the remaining $11.4 million ERFP commitment from Ashford Trust's acquisition of the Embassy Suites Manhattan hotel under the Ashford Trust ERFP Agreement by December 31, 2022. See note 19.

On December 16, 2022, the Company and Ashford Trust entered into an Agreement of Purchase and Sale (the "Purchase Agreement") pursuant to which, effective as of December 16, 2022, Ashford Trust acquired all of the equity interests in Marietta and, in exchange, Ashford Trust forgave, cancelled and discharged in full the Company's outstanding $11.4 million ERFP commitment to Ashford Trust. The Company incurred a loss on the disposition of Marietta related to the net assets of Marietta on the disposal date of approximately $1.2 million which is included in "other" operating expense in our consolidated statements of operations.

Since the disposition of Marietta did not represent a strategic shift that had a major effect on our operations or financial results, its results of operations were not reported as discontinued operations in the consolidated financial statements. The results of operations of Marietta were included in net income (loss) through the date of disposition as shown in the consolidated statements of operations for the years ended December 31, 2022 and 2021. The following table includes financial information from Marietta in the consolidated statements of operations for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,	
	2022	**2021**
Other revenue	$ 9,763	$ 6,336
Depreciation and amortization	(1,206)	(1,260)
General and administrative	(113)	48
Other expenses	(7,047)	(3,758)
Operating income (loss)	1,397	1,366
Interest expense	(2,399)	(2,539)
Loss before income taxes	$ (1,002)	$ (1,173)

On the date of disposition, the assets and liabilities related to Marietta were as follows (in thousands):

	December 16, 2022
Assets	
Current assets:	
Cash and cash equivalents	$ 1,067
Restricted cash	1,056
Accounts receivable, net	22
Inventories	48
Prepaid expenses and other	364
Total current assets	2,557
Property and equipment, net	40,381
Total assets	$ 42,938
Liabilities	
Current liabilities:	
Accounts payable and accrued expenses	$ 582
Due to affiliates	242
Finance lease liabilities	845
Total current liabilities	1,669
Finance lease liabilities	40,025
Total liabilities	41,694
Net assets disposed	$ 1,244

6. Property and Equipment, net

Property and equipment, net, consisted of the following (in thousands):

	December 31,	
	2023	**2022**
Rental pool equipment	$ 38,755	$ 26,563
FF&E leased to Ashford Trust	1,610	11,283
FF&E leased to Braemar	992	1,616
Property and equipment	17,045	11,726
Marine vessels	27,307	17,789
Leasehold improvements	4,695	1,148
Computer software	417	1,266
Total cost	90,821	71,391
Accumulated depreciation	(33,969)	(29,600)
Property and equipment, net	$ 56,852	$ 41,791

For the years ended December 31, 2023, 2022 and 2021, depreciation expense was $11.1 million, $12.7 million and $12.9 million, respectively. Depreciation and amortization expense on the statement of operations for the years ended December 31, 2023, 2022 and 2021 excludes depreciation expense related to audio visual equipment of $5.2 million, $4.9 million and $5.0 million, respectively, which is included in "cost of revenues for audio visual" and depreciation expense related to marine vessels of $2.0 million, $1.4 million and $929,000, respectively, which is included in "other" operating expense in our consolidated statements of operations.

7. Goodwill and Intangible Assets, net

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022 are as follows (in thousands):

	Remington	RED	Corporate and Other [1]	Consolidated
Balance at January 1 2022 [2]	$ 54,605	$ 1,235	$ 782	$ 56,622
Additions [3]	1,980	—	—	1,980
Adjustments [3]	73	—	—	73
Balance at December 31, 2022	56,658	1,235	782	58,675
Additions [4]	—	686	—	686
Adjustments [4]	—	1,652	—	1,652
Balance at December 31, 2023	$ 56,658	$ 3,573	$ 782	$ 61,013

[1] Corporate and Other includes the goodwill from the Company's acquisition of Pure Wellness.
[2] Remington goodwill includes accumulated impairments from the year ended December 31, 2020 of $121.0 million.
[3] The additions and subsequent adjustments relate to the Company's acquisition of Chesapeake. See note 4.
[4] The additions and subsequent adjustments relate to RED's acquisition of Alii Nui. See note 4.

Intangible Assets

Intangible assets, net as of December 31, 2023 and December 31, 2022, are as follows (in thousands):

	December 31, 2023			December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:						
Remington management contracts	$ 114,731	$ (51,891)	$ 62,840	$ 114,731	$ (40,519)	$ 74,212
Premier management contracts	194,000	(64,808)	129,192	194,000	(53,415)	140,585
INSPIRE customer relationships	9,319	(6,645)	2,674	9,319	(5,527)	3,792
RED boat slip rights [(1)]	9,350	(951)	8,399	3,100	(535)	2,565
	$ 327,400	$ (124,295)	$ 203,105	$ 321,150	$ (99,996)	$ 221,154

	Gross Carrying Amount			Gross Carrying Amount		
Indefinite-lived intangible assets:						
Remington trademarks	$ 4,900			$ 4,900		
RED trademarks [(2)]	2,090			490		
	$ 6,990			$ 5,390		

_____

[(1)] The weighted average renewal period for RED's boat slip rights is approximately 12 months. RED has the ability and intent to renew their boat slip rights and the costs to renew are immaterial. RED's boat slip rights includes $6.3 million of boat slip rights acquired in RED's acquisition of Alii Nui on March 17, 2023. See note 4.

[(2)] Includes $1.6 million of trademarks acquired in RED's acquisition of Alii Nui on March 17, 2023. See note 4.

Amortization expense for definite-lived intangible assets was $24.3 million, $25.3 million and $25.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. The useful lives of our customer relationships range from seven to 15 years and the useful lives of our Remington management contracts range from eight to 22 years. Our Premier management contracts and RED's boat slip rights intangible assets were assigned useful lives of 30 years and 20 years, respectively.

Expected future amortization expense of definite-lived intangible assets as of December 31, 2023 are as follows (in thousands):

2024	$ 21,877
2025	18,987
2026	17,255
2027	15,764
2028	14,488
Thereafter	114,734
Total	$ 203,105

8. Notes Payable, net

Notes payable—Notes payable, net consisted of the following (in thousands):

Indebtedness	Borrower	Maturity	Interest Rate	December 31, 2023	December 31, 2022
Credit facility [6] [9]	Ashford Inc.	April 1, 2027	Base Rate [1] + 6.35% or Adjusted Term SOFR [3] + 7.35%	$ 100,000	$ 70,000
Note payable [6] [11]	Ashford Inc.	February 29, 2028	4.00%	1,234	1,495
Note payable [5] [17]	OpenKey	On demand	15.00%	237	—
Term loan [5] [7] [10]	INSPIRE	March 24, 2028	BSBY Rate [2] + 2.75%	18,500	17,300
Equipment note [5] [7] [10]	INSPIRE	March 24, 2028	BSBY Rate [2] + 2.75%	3,400	—
Revolving credit facility [5] [12]	Pure Wellness	On demand	Prime Rate [4] + 1.00%	150	150
Term loan [5] [8] [13]	RED	July 18, 2029	6.00%	1,537	1,596
Term loan [5] [8]	RED	April 16, 2024	9.00%	60	337
Term loan [5] [8] [14]	RED	August 5, 2029	Prime Rate [4] + 2.00%	800	858
Term loan [5] [8]	RED	August 5, 2029	Prime Rate [4] + 2.00%	1,830	1,980
Term loan [6] [8]	RED	August 5, 2029	Prime Rate [4] + 1.75%	2,672	3,006
Term loan [5] [8] [18]	RED	March 17, 2033	Prime Rate [4] + 1.50%	1,645	—
Term loan [5] [8] [18]	RED	March 17, 2033	Prime Rate [4] + 1.50%	2,336	—
Term loan [5] [8] [20]	RED	May 19, 2033	Prime Rate [4] + 1.00%	622	—
Draw term loan [5] [8] [15]	RED	March 17, 2032	5.00%	1,448	641
Draw term loan [5] [8] [15]	RED	March 17, 2032	5.00%	1,043	640
Draw term loan [5] [8] [16]	RED	Various [16]	Prime Rate [4] + 1.00%	1,386	1,099
Draw term loan [5] [8] [21]	RED	February 5, 2029	Prime Rate [4] + 1.25%	168	—
RED Units [5] [19]	RED	See footnote [19]	6.50%	2,000	—
Total notes payable				141,068	99,102
Capitalized default interest, net				—	148
Deferred loan costs, net				(2,723)	(2,643)
Original issue discount, net [9]				(1,379)	(1,732)
Notes payable including capitalized default interest and deferred loan costs, net				136,966	94,875
Less current portion				(4,387)	(5,195)
Total notes payable, net - non-current				$ 132,579	$ 89,680

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[1] Base Rate, as defined in the amended credit facility agreement with Mustang Lodging Funding LLC, is the greater of (i) the Wall Street Journal prime rate, (ii) the federal funds rate plus 0.50%, (iii) Adjusted Term SOFR plus 1.00%, or (iv) 1.25%.

[2] The Daily Adjusting Bloomberg Short-Term Bank Yield Index rate (the "BSBY Rate") was 5.44% at December 31, 2023.

[3] Adjusted Term SOFR is the one-month forward-looking SOFR rate plus 0.03%. Adjusted Term SOFR was 5.38% at December 31, 2023.

[4] The Prime Rate was 8.50% and 7.50% at December 31, 2023 and December 31, 2022, respectively.

[5] Creditors do not have recourse to Ashford Inc.

[6] Creditors have recourse to Ashford Inc.

[7] INSPIRE's Revolving Note and Equipment Note are collateralized primarily by INSPIRE's eligible receivables, including accounts receivable, due from Ashford Trust and due from Braemar, with a total carrying value of $8.3 million and $7.5 million as of December 31, 2023 and December 31, 2022, respectively. INSPIRE's Term Note is collateralized by substantially all of the assets of INSPIRE.

[8] RED's loans are collateralized primarily by RED's marine vessels and associated leases with a carrying value of $20.6 million and $13.6 million as of December 31, 2023 and December 31, 2022, respectively.

(9) On March 31, 2023, the Company amended its Credit Agreement (the "Credit Agreement"), previously entered into on April 1, 2022, with Mustang Lodging Funding LLC, as administrative agent, and the lenders from time to time party thereto. The amendment replaced the one-month LIBOR rate with Adjusted Term SOFR. The Credit Agreement evidences a senior secured term loan facility (the "Credit Facility") in the amount of $100.0 million, including a $50.0 million term loan funded on the closing date of the Credit Facility (the "Closing Date") and commitments to fund up to an additional $50.0 million of term loans in up to five separate borrowings within 24 months after the Closing Date, subject to certain conditions. The Credit Facility is a five-year interest-only facility with all outstanding principal due at maturity, with three successive one-year extension options subject to an increase in the interest rate during each extension period. Borrowings under the Credit Agreement will bear interest, at the Company's option, at either Adjusted Term SOFR plus an applicable margin, or the Base Rate plus an applicable margin. The applicable margin for borrowings under the Credit Agreement for Adjusted Term SOFR loans will be 7.35% per annum and the applicable margin for Base Rate loans will be 6.35% per annum, with increases to both applicable margins of 0.50%, 0.75% and 1.00% per annum during each of the three extension periods, respectively. Undrawn balances of the Credit Facility were subject to an unused fee of 1.0% during the first 24 months of the term, payable on the last business day of each month. The Credit Facility included an original issue discount of $2.0 million on the Closing Date. As of December 31, 2023, no unused amounts remained under the Credit Facility.

(10) On March 24, 2023, INSPIRE amended its credit agreement by entering into the INSPIRE Amendment. The INSPIRE Amendment increased the maximum borrowing capacity under INSPIRE's Revolving Note from $3.0 million to $6.0 million, provides for a $20.0 million Term Note and an Equipment Note pursuant to which, until September 24, 2027, INSPIRE may request advances up to $4.0 million in the aggregate to purchase new machinery or equipment to be used in the ordinary course of business. The INSPIRE Amendment extended the maturity date of INSPIRE's Notes from January 1, 2024 to March 24, 2028. Monthly principal payments commence on April 1, 2023 for the Term Note in the amount of approximately $167,000. Borrowings under the Revolving Note require monthly payments of interest only until the maturity date and borrowings under the Equipment Note require monthly principal payments at 1/60th of the original principal amount of each advance. The Notes bear interest at the BSBY Rate plus a margin of 2.75% and the undrawn balance of the Revolving Note and the Equipment Note are subject to an unused fee of 0.25% per annum. As of December 31, 2023, the amounts unused under INSPIRE's revolving credit facility and equipment note were $6.0 million and $600,000, respectively.

(11) On March 9, 2021, we acquired all of the redeemable noncontrolling interests in OpenKey for a purchase price of approximately $1.9 million. Pursuant to the agreement, the purchase price will be paid to the seller in equal monthly installments over a seven-year term and will include interest in arrears at an annualized rate of 4.0%. The purchase price is payable in Ashford Inc. common stock, including a 10% premium, or cash at our sole discretion.

(12) As of December 31, 2023, the amount unused under Pure Wellness's revolving credit facility was $100,000.

(13) On July 18, 2019, RED entered into a term loan of $1.7 million. The interest rate for the term loan is 6.0% for the first five years. After five years, the interest rate is equal to the Prime Rate plus 0.5% with a floor of 6.0%.

(14) On July 23, 2021, RED entered into a term loan agreement with a maximum principal amount of $900,000.

(15) On March 17, 2022, in connection with the purchase and construction of marine vessels, RED entered into two closed-end non-revolving line of credit loans of $1.5 million each which converted to term loans once fully drawn. Each loan bears an interest rate of 5.0% for the first three years. After three years, the interest rate is equal to the Prime Rate plus 0.5% with a floor of 5.0%.

(16) On September 15, 2022, RED entered into a closed-end non-revolving line of credit for $1.5 million that converted into an individual term loan each time RED draws upon the facility. As of December 31, 2023, RED had drawn the full amount allowed under the line of credit. Maturity dates for amounts drawn under the facility are November 30, 2027, December 28, 2027 and January 20, 2028.

(17) On February 2, 2023, OpenKey entered into a loan funding agreement with Braemar with a maximum loan amount of $395,000. As of December 31, 2023, the remaining unused loan balance was $158,000.

(18) On March 17, 2023, in connection with the acquisition of Alii Nui, RED entered into two term loans of $1.7 million and $2.4 million. RED was required to make monthly payments on the term loans starting April 17, 2023.

(19) On March 17, 2023, in connection with the Alii Nui acquisition, RED issued 80,000 RED Units at $25 per unit with a liquidation value of $2.0 million. The RED Units accrue interest at 6.5% per annum with required quarterly payments. The RED Units are considered a form of financing the acquisition of Alii Nui under current accounting guidance and is recorded as a non-current note payable in our consolidated balance sheet. See note 4.

[20] On May 19, 2023, RED entered into a term loan for two vessels. The interest rate is equal to the Prime Rate plus 1.00% and the note matures on May 19, 2033. RED was required to make monthly principal payments on the term loan starting in June 2023.

[21] On August 4, 2023, RED entered into a draw term loan with Merchants Commercial Bank with a maximum draw of $900,000 through February 5, 2024. The interest rate is equal to the Prime Rate plus 1.25% and the maturity date is February 5, 2029. As of December 31, 2023, the amount unused under RED's draw term loan was $732,000.

We are required to maintain certain financial ratios under various debt and related agreements. If we violate covenants in any debt or related agreement, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. Violations of certain debt covenants may result in the inability of our portfolio companies to borrow unused amounts under their respective lines of credit. As of December 31, 2023, our Credit Agreement was in compliance with all covenants or other requirements and debt held by our subsidiaries was in compliance with all covenants or other requirements.

Maturities and scheduled amortization of notes payable as of December 31, 2023, assuming no extension of existing extension options for each of the following five years and thereafter are as follows (in thousands):

2024	$	4,387
2025		4,068
2026		6,189
2027		104,989
2028		12,711
Thereafter		8,724
Total	$	141,068

9. Leases

We lease certain office space, warehouse facilities, vehicles and equipment under operating leases. Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to 10 years. The exercise of lease renewal options is at our sole discretion. Operating lease obligations expire at various dates with the latest maturity in 2030. Certain of our lease agreements include rental payments adjusted periodically for inflation. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

On January 3, 2023, the Company acquired Remington Hotel Corporation ("RHC"), an affiliate owned by the Bennetts, from which the Company leases the offices for our corporate headquarters in Dallas, Texas. Prior to the acquisition, for the years ended December 31, 2022 and 2021, we recorded $3.3 million and $3.4 million, respectively, in rent expense related to our corporate office lease with RHC. See note 19.

We additionally lease certain equipment and boat slips which are accounted for as finance leases. Prior to Ashford Trust's acquisition of Marietta on December 16, 2022, finance lease assets included a lease of a single hotel and convention center property in Marietta, Georgia, from the City of Marietta. The net book value of finance lease assets is included in "property and equipment, net" in our consolidated balance sheets. Amortization of finance lease assets is included in "depreciation and amortization" expense in our consolidated statements of operations.

As of December 31, 2023 and 2022, our leased assets and liabilities consisted of the following (in thousands):

Leases	Classification	December 31, 2023	December 31, 2022
Assets			
Operating lease assets	Operating lease right-of-use assets	$ 21,193	$ 23,844
Finance lease assets	Property and equipment, net	3,081	3,236
Total leased assets		$ 24,274	$ 27,080
Liabilities			
Current			
Operating	Operating lease liabilities	$ 4,160	$ 3,868
Finance	Finance lease liabilities	437	1,456
Noncurrent			
Operating	Operating lease liabilities	19,174	20,082
Finance	Finance lease liabilities	2,832	1,962
Total leased liabilities		$ 26,603	$ 27,368

We incurred the following lease costs related to our operating and finance leases (in thousands):

Lease Cost	Classification	Year Ended December 31,		
		2023	2022	2021
Operating lease cost				
Rent expense [1]	General and administrative	$ 6,846	$ 6,060	$ 5,654
Finance lease cost				
Amortization of leased assets	Depreciation and amortization	460	1,624	1,455
Interest on lease liabilities	Interest expense	212	2,616	2,727
Total lease cost		$ 7,518	$ 10,300	$ 9,836

---

[1] The years ended December 31, 2023, 2022 and 2021 include short term lease expense of $917,000, $619,000 and $442,000, respectively.

The years ended December 31, 2023, 2022 and 2021 include the following operating and finance lease additions (in thousands):

Lease Additions	Year Ended December 31,		
	2023	2022	2021
Operating leases [1]	$ 20,438	$ 298	$ 607
Finance leases	$ 1,392	$ 903	$ —

---

[1] The year ended December 31, 2023, includes $17.2 million of operating lease additions which were acquired upon our acquisition of RHC which leases the offices for our corporate headquarters in Dallas, Texas. Upon the acquisition date, the operating lease asset and corresponding operating lease liability of $17.2 million associated with the Company's lease with RHC were eliminated upon consolidation. See note 19.

For the years ended December 31, 2023, 2022 and 2021, cash paid amounts included in the measurement of lease liabilities included (in thousands):

Lease Payments	Year Ended December 31,		
	2023	**2022**	**2021**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 3,834	$ 3,505	$ 3,713
Financing cash flows from finance leases	$ 419	$ 1,160	$ 439

As of December 31, 2023, future minimum lease payments on operating leases and financing leases and total future minimum lease payments to be received were as follows (in thousands):

	Operating Leases	**Finance Leases**	**Sublease Payments to be Received**
2024	$ 5,956	$ 639	$ 105
2025	5,323	395	83
2026	5,091	1,370	83
2027	4,942	234	83
2028	4,320	161	76
Thereafter	6,212	1,544	—
Total minimum lease payments (receipts)	31,844	4,343	$ 430
Imputed interest	(8,510)	(1,074)	
Present value of minimum lease payments	$ 23,334	$ 3,269	

Our weighted-average remaining lease terms (in years) and discount rates consisted of the following:

	December 31, 2023	**December 31, 2022**	**December 31, 2021**
Lease term and discount rate			
Weighted-average remaining lease term			
Operating leases [1]	8.01	8.74	9.34
Finance leases [2]	8.40	8.17	31.49
Weighted-average discount rate			
Operating leases	8.2 %	5.2 %	5.2 %
Finance leases	6.7 %	6.6 %	6.2 %

_____

[1] The weighted-average remaining lease term includes two optional 10 year extension periods for our INSPIRE headquarters in Irving, Texas, as failure to renew the lease would result in INSPIRE incurring significant relocation costs.

[2] The weighted-average remaining lease term as of December 31, 2021 included our lease with the City of Marietta which had a lease term through December 31, 2054. On December 16, 2022, Marietta was acquired by Ashford Trust. See note 5.

10. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses were comprised of the following (in thousands):

	December 31, 2023	**December 31, 2022**
Accounts payable	$ 18,482	$ 18,841
Accrued payroll expense	31,153	30,626
Accrued vacation expense	2,408	2,418
Accrued interest	444	381
Other accrued expenses	2,350	3,813
Total accounts payable and accrued expenses	$ 54,837	$ 56,079

11. Fair Value Measurements

Fair Value Hierarchy—Our assets and liabilities measured at fair value, either on a recurring or a non-recurring basis, are classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs in the market-place as discussed below:

• Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.

• Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

• Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present our assets and liabilities measured at fair value on a recurring basis aggregated by the level within which measurements fall in the fair value hierarchy (in thousands):

	Quoted Market Prices (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
December 31, 2023								
Assets								
Investments	$	—	$	—	$	5,000 [1]	$	5,000
Restricted Investment:								
Ashford Trust common stock		19 [2]		—		—		19
Braemar common stock		109 [2]		—		—		109
Total	$	128	$	—	$	5,000	$	5,128
Liabilities								
Contingent consideration	$	(1,000) [3]	$	—	$	(2,920) [4]	$	(3,920)
Deferred compensation plan		(891)		—		—		(891)
Total	$	(1,891)	$	—	$	(2,920)	$	(4,811)
Net	$	(1,763)	$	—	$	2,080	$	317

---

[1] Represents the fair value of TSGF L.P.'s investment which is reported within "investments" in our consolidated balance sheets.

[2] The restricted investment includes shares of common stock of Ashford Trust and Braemar purchased by Remington on the open market and held for the purpose of providing compensation to certain employees. The compensation agreement liability is based on ratably accrued vested shares through December 31, 2023, which are distributed to the plan participants upon vesting. The liability is the total accrued vested shares multiplied by the fair value of the quoted market price of the underlying investment.

[3] Represents the fair value of the contingent consideration liability related to Alii Nui obtaining the Permit which is reported within "claims liabilities and other" in our consolidated balance sheets.

[4] Represents the fair value of the contingent consideration liability related to the achievement of certain performance targets associated with the acquisition of Chesapeake, of which the current and noncurrent portions are reported within "claims liabilities and other" and "other liabilities", respectively, in our consolidated balance sheets.

	Quoted Market Prices (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
December 31, 2022								
Assets								
Restricted Investment:								
Ashford Trust common stock	$	57 [1]	$	—	$	—	$	57
Braemar common stock		246 [1]		—		—		246
Total	$	303	$	—	$	—	$	303
Liabilities								
Contingent consideration	$	—	$	—	$	(2,320) [2]	$	(2,320)
Subsidiary compensation plan		—		(74) [1]		—		(74)
Deferred compensation plan		(2,849)		—		—		(2,849)
Total	$	(2,849)	$	(74)	$	(2,320)	$	(5,243)
Net	$	(2,546)	$	(74)	$	(2,320)	$	(4,940)

[1] The restricted investment includes shares of common stock of Ashford Trust and Braemar purchased by Remington on the open market and held for the purpose of providing compensation to certain employees. The compensation agreement liability is based on ratably accrued vested shares through December 31, 2022, which are distributed to the plan participants upon vesting. The liability is the total accrued vested shares multiplied by the fair value of the quoted market price of the underlying investment.

[2] Represents the fair value of the contingent consideration liability related to the achievement of certain performance targets associated with the acquisition of Chesapeake, which is reported within "other liabilities" in our consolidated balance sheets.

The following table presents our roll forward of our Level 3 investments (in thousands):

	Investments [1]
Balance at January 1, 2023	$ —
TSGF L.P. investment	5,000
Balance at December 31, 2023	$ 5,000

[1] TSGF L.P.'s investment is measured at fair value at each reporting period. The Company used the market value approach method when determining the fair value of the investment acquired as of December 31, 2023. As of December 31, 2023, TSGF L.P. held $9.3 million of total assets, which includes TSGF L.P's investment of $5.0 million and cash and cash equivalents of $4.3 million.

The following table presents our roll forward of our Level 3 contingent consideration liability (in thousands):

	Contingent Consideration Liability [1]
Balance at January 1, 2022	$ —
Acquisition of Chesapeake	(1,670)
Gains (losses) from fair value adjustments included in earnings	(650)
Balance at December 31, 2022	(2,320)
Gains (losses) from fair value adjustments included in earnings	(600)
Balance at December 31, 2023	$ (2,920)

———————————

[1] The Company measures contingent consideration liabilities related to the Chesapeake acquisition in April of 2022 at fair value at each reporting period using significant unobservable inputs classified within Level 3 of the fair value hierarchy. The fair value of the contingent consideration liability is based on the present value of the expected future payments to be made to the sellers of Chesapeake in accordance with the provisions outlined in the respective purchase agreements, which is a Level 3 fair value measurement. In determining fair value, the Company estimates Chesapeake's future performance using a Monte Carlo simulation model. The key assumptions in applying the Monte Carlo simulation model are (a) a discount rate, with a range of 35.55% to 36.42%; (b) a forward-looking risk-free rate, with a range of 4.98% to 5.42%; and (c) a volatility rate of 39.98%.

Assets Measured at Fair Value on a Non-recurring Basis

Our non-financial assets, such as goodwill, indefinite-lived intangible assets and long-lived assets are adjusted to fair value when an impairment charge is recognized. Such fair value measurements are based predominately on Level 3 inputs.

Goodwill

Goodwill is assigned to reporting units that are expected to benefit from the synergies of the business combination as of the acquisition date. The Company's reporting units with goodwill balances include Remington, RED and Pure Wellness. No impairment charges related to goodwill were recorded for the years ended December 31, 2023, 2022 or 2021.

Indefinite-Lived Intangible Assets

During the third quarter of 2021, as a result of the strategic rebranding of our segment formerly known as JSAV to INSPIRE, we performed an impairment test and calculated the fair value of our indefinite-lived JSAV trademarks using the relief-from-royalty method which includes unobservable Level 3 inputs including royalty rates and projected revenues for the time period that the Company is expected to benefit from the trademark. As a result of the evaluation, we recognized intangible asset impairment charges of $1.2 million, which was the full impairment of the indefinite-lived JSAV trademarks within the INSPIRE segment for the year ended December 31, 2021. No impairment charges related to indefinite-lived assets were recorded for the years ended December 31, 2023 or December 31, 2022.

Long-Lived Assets

Long-lived assets include property and equipment, finance and operating lease assets, and definite-lived intangible assets which primarily include Remington and Premier management contracts, INSPIRE customer relationships and RED boat slip rights resulting from our acquisitions. No impairment charges related to long-lived assets were recorded for the years ended December 31, 2023, 2022 or 2021.

Effect of Fair Value Measured Assets and Liabilities on Our Consolidated Statements of Operations

The following table summarizes the effect of fair value measured assets and liabilities on our consolidated statements of operations (in thousands):

	Gain (Loss) Recognized		
	Year Ended December 31,		
	2023	2022	2021
Assets			
Unrealized gain (loss) on investment:			
Ashford Trust common stock [1]	$ (20)	$ 40	$ —
Braemar common stock [1]	(5)	(67)	—
Realized gain (loss) on investment: [2]			
Ashford Trust common stock	(73)	(109)	(336)
Braemar common stock	(7)	23	(42)
Intangible assets, net [3]	—	—	(1,160)
Total	$ (105)	$ (113)	$ (1,538)
Liabilities			
Contingent consideration [4]	$ (600)	$ (650)	$ (23)
Subsidiary compensation plan [5]	(6)	117	(295)
Deferred compensation plans [5]	1,959	477	(1,671)
Total	$ 1,353	$ (56)	$ (1,989)
Net	$ 1,248	$ (169)	$ (3,527)

---

[1] Represents the unrealized gain (loss) on shares of common stock of Ashford Trust and Braemar purchased by Remington on the open market and held for the purpose of providing compensation to certain employees. The unrealized gain (loss) on shares is reported within "other income (expense)" in our consolidated statements of operations.

[2] Represents the realized gain (loss) on shares of common stock of Ashford Trust and Braemar purchased by Remington on the open market and held for the purpose of providing compensation to certain employees.

[3] See above for discussion of impairment.

[4] Represents the changes in fair value of our contingent consideration liabilities. The change in the fair value in the years ended December 31, 2023 and 2022 related to the level of achievement of certain performance targets associated with the acquisition of Chesapeake in April of 2022. The change in the year ended December 31, 2021 related to the level of achievement of certain performance targets and stock consideration collars associated with the Company's previous acquisition of BAV Services, Inc. ("BAV"). Changes in the fair value of contingent consideration are reported within "other" operating expense in our consolidated statements of operations.

[5] Reported within "salaries and benefits" in our consolidated statements of operations.

Restricted Investment

The historical cost and approximate fair values, together with gross unrealized gains and losses, of securities restricted for use in our subsidiary compensation plan are as follows (in thousands):

	Historical Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:				
December 31, 2023				
Equity securities [1]	$ 662	$ —	$ (534)	$ 128

_____

[1] Distributions of $195,000 of available-for-sale securities occurred in the year ended December 31, 2023.

	Historical Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:				
December 31, 2022				
Equity securities [1]	$ 821	$ —	$ (518)	$ 303

_____

[1] Distributions of $365,000 of available-for-sale securities occurred in the year ended December 31, 2022.

12. Summary of Fair Value of Financial Instruments

Certain of our financial instruments are not measured at fair value on a recurring basis. The estimates presented are not necessarily indicative of the amounts at which these instruments could be purchased, sold or settled. The carrying amounts and estimated fair values of financial instruments were as follows (in thousands):

	December 31, 2023		December 31, 2022	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets measured at fair value:				
Restricted investment	$ 128	$ 128	$ 303	$ 303
Investments	5,000	5,000	—	—
Financial liabilities measured at fair value:				
Deferred compensation plan	$ 891	$ 891	$ 2,849	$ 2,849
Contingent consideration	3,920	3,920	2,320	2,320
Financial assets not measured at fair value:				
Cash and cash equivalents	$ 52,054	$ 52,054	$ 44,390	$ 44,390
Restricted cash	23,216	23,216	37,058	37,058
Accounts receivable, net	26,945	26,945	17,615	17,615
Notes receivable	2,697	2,697	2,041	2,041
Due from affiliates	41	41	463	463
Due from Ashford Trust	18,933	18,933	—	—
Due from Braemar	714	714	11,828	11,828
Financial liabilities not measured at fair value:				
Accounts payable and accrued expenses	$ 54,837	$ 54,837	$ 56,079	$ 56,079
Dividends payable	28,508	28,508	27,285	27,285
Due to affiliates	—	—	15	15
Due to Ashford Trust	—	—	1,197	1,197
Claims liabilities and other	29,782	29,782	26,547	26,547
Notes payable	141,068	141,068	99,102	99,102

Restricted investment. These financial assets are carried at fair value based on quoted market prices of the underlying investments. This is considered a Level 1 valuation technique.

Deferred compensation plan. The liability resulting from the deferred compensation plan is carried at fair value based on the closing prices of the underlying investments. This is considered a Level 1 valuation technique.

Contingent consideration. The liabilities associated with the Company's acquisition of Chesapeake and Alii Nui are carried at fair value based on the terms of the acquisition agreements and any changes to fair value are recorded in "other" operating expenses in our consolidated statements of operations. The Chesapeake liability is considered a Level 3 valuation technique and the Alii Nui liability is considered a Level 1 valuation technique. See note 11.

Cash, cash equivalents and restricted cash. These financial assets bear interest at market rates and have maturities of less than 90 days. The carrying values approximate fair value due to the short-term nature of these financial instruments. This is considered a Level 1 valuation technique.

Accounts receivable, net, due to/from affiliates, due to/from Ashford Trust, due to/from Braemar, notes receivable, accounts payable and accrued expenses and dividends payable. The carrying values of these financial instruments approximate their fair values due primarily to the short-term nature of these financial instruments. This is considered a Level 1 valuation technique.

Investments. The Company measures TSGF L.P.'s investment at fair value at each reporting period using the market value approach. This is considered a Level 3 valuation technique. See notes 2 and 11.

Notes payable. The fair value of notes payable is based on credit spreads on observable transactions of a similar nature and is considered a Level 2 valuation technique.

Claims liabilities and other. The Company utilizes the findings of an independent actuary in establishing its liability for losses and loss adjustment expenses related to general liability and workers' compensation reserves. This is considered a Level 3 valuation technique.

13. Commitments and Contingencies

Release and Waiver Agreement—On April 15, 2022, the Company and Ashford Services agreed with Jeremy Welter, the Chief Operating Officer of the Company, that, effective on July 15, 2022, Mr. Welter would terminate employment with and service to the Company, Ashford Services and their affiliates. Mr. Welter was also the Chief Operating Officer of Ashford Trust and Braemar and accordingly his service as Chief Operating Officer of each of Ashford Trust and Braemar also ended on July 15, 2022. The Company has commitments related to cash compensation for the departure of Mr. Welter which included a cash termination payment of $750,000, which was paid on August 5, 2022, and payments totaling approximately $6.4 million, which are payable in 24 substantially equal monthly installments of approximately $267,000 beginning in August 2022. As of December 31, 2023, the Company's remaining commitment to Mr. Welter totaled approximately $1.9 million.

MTA Audit—On November 28, 2023, the Tax Administration Service's Administration of Quintana Roo (the "Mexican Tax Authorities" or the "MTA") provided preliminary findings verbally from their routine federal income tax and value added tax ("VAT") audit for INSPIRE's Mexico subsidiary, INSPIRE Global Event Solutions S DE R.L. DE C.V. ("INSPIRE Mexico") 2020 tax year. The MTA asserted INSPIRE Mexico omitted certain qualifying revenues and deducted certain non-qualifying expenses from the INSPIRE Mexico 2020 VAT liability and in the INSPIRE Mexico federal income tax return. On January 25, 2024, the MTA issued INSPIRE Mexico a detailed listing of their findings and asserted a tax contingency, including penalties and interest, of $3.9 million. On February 22, 2024, INSPIRE Mexico filed a written response to the MTA contesting the alleged findings. The MTA have up to one year from the Company's written response to issue their final tax assessment. As of December 31, 2023, the Company has recorded $525,000 as its best estimate of the liability related to the tax contingency.

Claims Liabilities—Management believes that its aggregate liabilities for unpaid losses and loss adjustment expenses at period-end for our insurance subsidiary Warwick represents its best estimate, based upon the available data, of the amount necessary to cover the ultimate cost of losses. However, because of the uncertain nature of reserve estimates, it is not presently possible to determine whether actual loss experience will conform to the assumptions used in estimating the liability. As a result, loss experience may not conform to the assumptions used in determining the estimated amounts for such liability at the balance sheet date. Accordingly, the ultimate liability could be significantly different than the amount indicated in the financial statements.

Litigation—On December 20, 2016, a class action lawsuit was filed against one of the Company's subsidiaries in the Superior Court of the State of California in and for the County of Contra Costa alleging violations of certain California employment laws. The court has entered an order granting class certification with respect to: (i) a statewide class of non-exempt employees who were allegedly deprived of rest breaks as a result of the subsidiary's previous written policy requiring employees to stay on premises during rest breaks; and (ii) a derivative class of non-exempt former employees who were not paid for allegedly missed breaks upon separation from employment. Notices to potential class members were sent out on February 2, 2021. Potential class members had until April 4, 2021 to opt out of the class, however, the total number of employees in the class has not been definitively determined and is the subject of continuing discovery. The opt out period has been extended until such time that discovery has concluded. In May of 2023, the trial court requested additional briefing from the parties to determine whether the case should be maintained, dismissed, or the class decertified. After submission of the briefs, the court requested that the parties submit stipulations for the court to rule upon. On February 13, 2024, the judge ordered the parties to submit additional briefing related to on-site breaks. While we believe it is reasonably possible that we may incur a loss associated with this litigation, because there remains uncertainty under California law with respect to a significant legal issue, discovery relating to class members continues, and the trial judge retains discretion to award lower penalties than set forth in the applicable California employment laws, we do not believe that any potential loss to the Company is reasonably estimable at this time. As of December 31, 2023, no amounts have been accrued.

We are also engaged in other legal proceedings that have arisen but have not been fully adjudicated. To the extent the claims giving rise to these legal proceedings are not covered by insurance, they relate to the following general types of claims: employment matters, tax matters, matters relating to compliance with applicable law (for example, the Americans with Disability Act and similar state laws), and other general matters. The likelihood of loss for these legal proceedings is based on definitions within contingency accounting literature. We recognize a loss when we believe the loss is both probable and reasonably estimable. Legal costs associated with loss contingencies are expensed as incurred. Based on the information available to us relating to these legal proceedings and/or our experience in similar legal proceedings, we do not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect on our consolidated financial position, results of operations or cash flow.

During the quarter ended September 30, 2023, we had a cyber incident that resulted in the potential exposure of certain employee personal information. We have completed an investigation and have identified certain employee information that may have been exposed, but we have not identified that any customer information was exposed. All systems have been restored. We believe that we maintain a sufficient level of insurance coverage related to such events, and the related incremental costs incurred to date are immaterial. In February of 2024, two class action lawsuits were filed related to the cyber incident. The suits are currently pending in the U.S. District Court for the Northern District of Texas. We intend to vigorously defend these matters and do not believe that any potential loss is reasonably estimable at this time. It is reasonably possible that the Company may incur additional costs related to the matter, but we are unable to predict with certainty the ultimate amount or range of potential loss.

Our assessment may change depending upon the development of any current or future legal proceedings, and the final results of such legal proceedings cannot be predicted with certainty. If we ultimately do not prevail in one or more of these legal matters, and the associated realized losses exceed our current estimates of the range of potential losses, our consolidated financial position, results of operations, or cash flows could be materially adversely affected in future periods.

14. Equity (Deficit)

Capital Stock—In accordance with Ashford Inc.'s charter, we are authorized to issue 200 million shares of capital stock, consisting of 100 million shares common stock, par value $0.001 per share, 50 million shares blank check common stock, par value $0.001 per share, and 50 million shares preferred stock, par value $0.001 per share, 19,120,000 of which is designated as Series D Convertible Preferred Stock.

Noncontrolling Interests in Consolidated Entities—See note 2 for details regarding ownership interests, carrying values and allocations related to noncontrolling interests in our consolidated subsidiaries.

The following table summarizes the (income) loss attributable to noncontrolling interests for each of our consolidated entities (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
(Income) loss attributable to noncontrolling interests:			
OpenKey	$ 809	$ 1,005	$ 799
RED	—	—	(51)
Pure Wellness	21	166	(70)
TSGF L.P.	50	—	—
Total net (income) loss attributable to noncontrolling interests	$ 880	$ 1,171	$ 678

15. Mezzanine Equity

Redeemable Noncontrolling Interests—Redeemable noncontrolling interests are included in the mezzanine section of our consolidated balance sheets as the ownership interests are redeemable for cash or registered shares outside of the Company's control. Redeemable noncontrolling interests in Ashford Holdings includes the Series CHP Unit preferred membership interest issued in our acquisition of Chesapeake in April of 2022 and the membership interests of common units and LTIP units. Redeemable noncontrolling interest additionally includes redeemable ownership interests in the common stock of our consolidated subsidiary OpenKey for the year ended December 31, 2021. See also note 2 for tables summarizing the redeemable noncontrolling ownership interests and carrying values.

The following table summarizes the net (income) loss attributable to our redeemable noncontrolling interests (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Net (income) loss attributable to redeemable noncontrolling interests:			
Ashford Holdings	$ (501)	$ (448)	$ 63
OpenKey	—	—	152
Total net (income) loss attributable to redeemable noncontrolling interests	$ (501)	$ (448)	$ 215

Series CHP Units—In connection with the acquisition of Chesapeake, Ashford Holdings issued 378,000 Series CHP Units to the sellers of Chesapeake. The Series CHP Units represent a preferred membership interest in Ashford Holdings having a priority in payment of cash dividends equal to the priority of the Series D Convertible Preferred Stock holders but senior to the common unit holders of Ashford Holdings. Each Series CHP Unit (i) has a liquidation value of $25 plus all unpaid accrued and accumulated distributions thereon; (ii) is entitled to cumulative dividends at the rate of 7.28% per annum, payable quarterly in arrears; (iii) participates in any dividend or distribution paid on all outstanding common units of Ashford Holdings in addition to the preferred dividends; (iv) is convertible, along with the aggregate accrued or accumulated and unpaid distributions thereon, into common units of Ashford Holdings at the option of the holder or the issuer, which common units of Ashford Holdings will then be redeemable by the holder thereof into common stock of the Company on a 1:1 ratio or cash, at the Company's discretion; and (v) provides for customary anti-dilution protections. The number of common units of Ashford Holdings to be received upon conversion of Series of CHP Units, along with the aggregate accrued or accumulated and unpaid distributions thereon, is determined by: (i) multiplying the number of Series CHP Units to be converted by the liquidation value thereof; and then (ii) dividing the result by the preferred conversion price, which is $117.50 per unit. In the event the Company fails to pay the required dividends on the Series CHP Units for two consecutive quarterly periods (a "Preferred Unit Breach"), then until such arrearage is paid in cash in full, the dividend rate on the Series CHP Units will increase to 10.00% per annum until no Preferred Unit Breach exists. Except with respect to certain protective provisions, no holder of Series CHP Units will have voting rights in its capacity as such. As long as any Series CHP Units are outstanding, the Company is prohibited from taking specified actions without the consent of at least 50% of the holders of Series CHP Units, including (i) modifying the terms, rights, preferences, privileges or voting powers of the Series CHP Units or (ii) altering the rights, preferences or privileges of any Units of Ashford Holdings so as to adversely affect the Series CHP Units.

For the years ended December 31, 2023 and 2022 the Company recorded net income attributable to redeemable noncontrolling interests of $688,000 and $489,000, respectively, to the Series CHP Unit holders which is included in Ashford Holdings in the table above.

Convertible Preferred Stock—Each share of Series D Convertible Preferred Stock: (i) has a liquidation value of $25 per share plus the amount of all unpaid accrued and accumulated dividends on such share; (ii) accrues cumulative dividends at the rate of 7.28% per annum; (iii) participates in any dividend or distribution on the common stock in addition to the preferred dividends; (iv) is convertible, along with all unpaid accrued and accumulated dividends thereon, into voting common stock at $117.50 per share; and (v) provides for customary anti-dilution protections. In the event the Company fails to pay the dividends on the Series D Convertible Preferred Stock for two consecutive quarterly periods (a "Preferred Stock Breach"), then until such arrearage is paid in cash in full: (A) the dividend rate on the Series D Convertible Preferred Stock will increase to 10.00% per annum until no Preferred Stock Breach exists; (B) no dividends on the Company's common stock may be declared or paid, and no other distributions or redemptions may be made, on the Company's common stock; and (C) the Board will be increased by two seats and the holders of 55% of the outstanding Series D Convertible Preferred Stock will be entitled to fill such newly created seats. The Series D Convertible Preferred Stock is beneficially held primarily by Mr. Monty J. Bennett, the Chairman of our Board and our Chief Executive Officer, and Mr. Archie Bennett, Jr., who is Mr. Monty J. Bennett's father.

To the extent not paid on April 15, July 15, October 15 and January 15 of each calendar year in respect of the quarterly periods ending on March 31, June 30, September 30 and December 31, respectively (each such date, a "Dividend Payment Date"), all accrued dividends on any share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and whether or not funds are legally available for the payment thereof. All accrued dividends shall remain accumulated, compounding dividends until paid in cash or converted to common shares.

The Series D Convertible Preferred Stock is entitled to vote alongside our voting common stock on an as-converted basis, subject to applicable voting limitations.

So long as any shares of Series D Convertible Preferred Stock are outstanding, the Company is prohibited from taking specified actions without the consent of the holders of 55% of the outstanding Series D Convertible Preferred Stock, including: (i) modifying the terms, rights, preferences, privileges or voting powers of the Series D Convertible Preferred Stock; (ii) altering the rights, preferences or privileges of any capital stock of the Company so as to affect adversely the Series D Convertible Preferred Stock; (iii) issuing any security senior to the Series D Convertible Preferred Stock, or any shares of Series D Convertible Preferred Stock other than pursuant to the Combination Agreement dated May 31, 2019 between us, the Bennetts, Remington Holdings, L.P. and certain other parties, as amended (the "Combination Agreement"); (iv) entering into any agreement that expressly prohibits or restricts the payment of dividends on the Series D Convertible Preferred Stock or the common stock of the Company or the exercise of the Change of Control Put Option (as defined in the Combination Agreement); or (v) other than the payment of dividends on the Series D Convertible Preferred Stock or payments to purchase any of the Series D Convertible Preferred Stock, transferring all or a substantial portion of the Company's or its subsidiaries' cash balances or other assets to a person other than the Company or its subsidiaries, other than by means of a dividend payable by the Company pro rata to the holders of the Company common stock (together with a corresponding dividend payable to the holders of the Series D Convertible Preferred Stock).

After June 30, 2026, we will have the option to purchase all or any portion of the Series D Convertible Preferred Stock (except that the option to purchase may not be exercised with respect to shares of Series D Convertible Preferred Stock with an aggregate purchase price less than $25.0 million) on a pro rata basis among all holders of the Series D Convertible Preferred Stock (subject to the ability of the holders to provide for an alternative allocation amongst themselves), at a price per share equal to: (i) $25.125; plus (ii) all accrued and unpaid dividends (provided any holder of Series D Convertible Preferred Stock shall be entitled to exercise its right to convert its shares of Series D Convertible Preferred Stock into common stock not fewer than five business days before such purchase is scheduled to close).

The Series D Convertible Preferred Stock is only redeemable upon a change in control of the Company by a party other than the Bennetts. The Series D Convertible Preferred Stock is not recorded at its maximum redemption amount as the Series D Convertible Preferred Stock is not currently redeemable and it is not probable the Series D Convertible Preferred Stock will become redeemable in the future.

As of December 31, 2023, the Company had aggregate undeclared preferred stock dividends of approximately $28.5 million, which relates to the second and fourth quarters of 2021 and the fourth quarter of 2023. On each of April 14, 2023, July 12, 2023 and October 11, 2023 the Company paid $8.7 million of dividends previously declared by the Board with respect to the Company's Series D Convertible Preferred Stock for the first, second and third quarters of 2023.

All dividends, declared and undeclared, are recorded as a reduction in net income (loss) attributable to common stockholders in the period incurred in our consolidated statements of operations. All accrued dividends accumulate and compound until paid in cash or converted into common stock of the Company pursuant to the Certificate of Designation for the Series D Convertible Preferred Stock. Unpaid Series D Convertible Preferred Stock dividends, declared and undeclared, totaling $28.5 million and $27.1 million at December 31, 2023 and 2022, respectively, are recorded as a liability in our consolidated balance sheets as "dividends payable."

Convertible preferred stock cumulative dividends declared during the years ended December 31, 2023, 2022 and 2021 for all issued and outstanding shares were as follows (in thousands, except per share amounts):

| | Year Ended December 31, | | |
	2023	2022	2021
Preferred dividends - declared	$ 26,099	$ 52,618	$ 16,706
Preferred dividends per share - declared	$ 1.3650	$ 2.7520	$ 0.8737

Aggregate undeclared convertible preferred stock cumulative dividends (in thousands, except per share amounts):

	December 31, 2023	December 31, 2022
Aggregate preferred dividends - undeclared	$ 28,508	$ 18,414
Aggregate preferred dividends - undeclared per share	$ 1.4910	$ 0.9631

16. Equity-Based Compensation

Under our 2014 Incentive Plan, we are authorized to grant 3,173,812 incentive stock awards in the form of shares of our common stock or securities convertible into shares of our common stock. As of December 31, 2023, 593,082 incentive stock award shares were available for future issuance under the 2014 Incentive Plan. As defined by the 2014 Incentive Plan, authorized shares automatically increase on January 1 of each year in an amount equal to 15% of the sum of (i) the fully diluted share count and (ii) the shares of common stock reserved for issuance under the Company's deferred compensation plan less shares available under the 2014 Incentive Plan as of December 31 of the previous year. Pursuant to the plan, we have 750,949 shares of our common stock, or securities convertible into 750,949 shares of our common stock, available for issuance under our 2014 Incentive Plan, as of January 1, 2024.

Equity-based compensation expense is primarily recorded in "salaries and benefits expense" and REIT equity-based compensation expense is primarily recorded in "reimbursed expenses" in our consolidated statements of operations. The components of equity-based compensation expense for the years ended December 31, 2023, 2022 and 2021 are presented below by award type (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Equity-based compensation			
Class 2 LTIP Units and stock option amortization [1]	$ 130	$ 1,398	$ 2,641
Employee LTIP Units and equity grant expense [2]	1,729	2,135	1,217
Director and other non-employee equity grants expense [3]	553	512	695
Total equity-based compensation	$ 2,412	$ 4,045	$ 4,553
Other equity-based compensation			
REIT equity-based compensation [4]	$ 12,196	$ 16,107	$ 19,098
	$ 14,608	$ 20,152	$ 23,651

_____

[1] As of December 31, 2023, the Company had approximately $156,000 of total unrecognized compensation expense related to the Class 2 LTIP Units that will be recognized over a weighted average period of 1.2 years. The Company did not grant or modify any stock option grants or Class 2 LTIP Units during the years ended December 31, 2023 and 2021. The year ended December 31, 2022 includes total compensation expense of approximately $947,000 related to the modification of 74,000 and 150,000 fully vested stock options and Class 2 LTIP Units (defined below), respectively, awarded to employees and management which were granted in December 2014 and expiring in December 2022 under the original grant terms. The modification extended the expiration date for the stock options and Class 2 LTIP Unit awards to December 2025. No other modifications were made to the original grant terms.

[2] As of December 31, 2023, the Company had approximately $2.5 million of total unrecognized compensation expense related to restricted shares and LTIP Units (defined below) that will be recognized over a weighted average period of 1.6 years.

[3] Grants of stock, restricted stock and stock units to independent directors and other non-employees are recorded at fair value based on the market price of our shares at grant date, and this amount is expensed in "general and administrative" expense.

[4] REIT equity-based compensation expense is primarily recorded in "reimbursed expenses" and is associated with equity grants of Ashford Trust's and Braemar's common stock and LTIP units awarded to our officers and employees.

As of December 31, 2023, we had outstanding equity-based compensation awards as follows:

Stock Options—The Company did not grant or modify any stock option grants during the years ended December 31, 2023 and 2021. During the year ended December 31, 2022, we modified 74,000 fully vested stock options to employees and management which were granted in December 2014 and expiring in December 2022 under the original grant terms. The modification extended the expiration date for the stock options to December 2025 which resulted in $313,000 of expense recognized on the extension date due to the increase in the fair value of the stock options. No other modifications were made to the original grant terms.

A summary of stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value of In-the Money Options
	(In thousands)	(per option)	(In years)	(In thousands)
Outstanding, January 1, 2021	1,434	$ 67.26	5.67	$ —
Forfeited, canceled or expired	(3)	69.51	7.67	—
Conversions to Class 2 LTIP Units	(631)	62.72	4.80	—
Outstanding, December 31, 2021	800	70.84	4.56	—
Forfeited, canceled or expired	(76)	85.97	—	—
Conversions to Class 2 LTIP Units	(150)	71.06	4.88	—
Outstanding, December 31, 2022	574	68.78	4.39	—
Outstanding, December 31, 2023	574	68.78	3.39	—
Options exercisable at December 31, 2023	574	$ 68.78	3.39	$ —

The aggregate intrinsic value represents the difference between the exercise price of the stock options and the quoted closing common stock price as of the end of the period. At December 31, 2023, the Company did not have any remaining unrecognized compensation expense related to stock options.

Class 2 LTIP Units—On September 10, 2021, the independent members of the Board of Directors of the Company approved Amendment No. 1 (the "Amendment") to the Third Amended and Restated Limited Liability Company Agreement of Ashford Hospitality Holdings LLC (a subsidiary operating partnership of the Company), dated as of November 6, 2019 (the "LLC Agreement"). The purpose of the Amendment is to create a new class of Class 2 Long-Term Incentive Partnership Units (the "Class 2 LTIP Units") in Ashford Hospitality Holdings LLC ("AHH"), which replicate the economics of a stock option granted by the Company by converting (prior to the applicable final conversion date) into a number of long-term incentive partnership units (the "LTIP Units") in AHH based on the appreciation in a share of the Company's common stock over the issue price of the applicable Class 2 LTIP Unit. LTIP Units are in turn convertible into common limited partnership units of AHH, which are themselves redeemable for cash or convertible into shares of the Company's common stock on a 1-for-1 basis at the sole option of the Company. The Amendment was approved in order to provide certain executives of the Company the opportunity to substitute historical stock options granted by the Company with Class 2 LTIP Units awarded under the Company's 2014 Incentive Plan, as amended, with such Class 2 LTIP Units having an issue price equal to the exercise price of the applicable substituted option, the same vesting conditions as the applicable substituted option and a final conversion date that is the same as the expiration date of the applicable substituted option. There is no incremental expense recognized upon conversion as the fair value of the Class 2 LTIP Units and the applicable substituted options are the same.

The Company did not grant or modify any Class 2 LTIP Units during the year ended December 31, 2023. During the year ended December 31, 2022, certain executives converted 150,000 fully vested stock options to Class 2 LTIP Units. The fully vested stock options were granted in December 2014 and expired in December 2022 under the original grant terms. Subsequent to the conversion of the stock options to Class 2 LTIP Units, the 150,000 Class 2 LTIP Units were modified to extend the expiration date from December 2022 to December 2025. The extension of the expiration date resulted in $634,000 of expense recognized on the extension date due to the increase in the fair value of the Class 2 LTIP Units. No other modifications were made to the original grant terms.

During the year ended December 31, 2022, 48,000 Class 2 LTIP Units were granted to an executive officer of the Company with a grant date fair value of $390,000. The Class 2 LTIP Units vest three years from the grant date with a maximum option term of ten years. The fair value of each Class 2 LTIP Unit granted is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used to value the Class 2 LTIP Units granted in the year ended December 31, 2022 are detailed below:

| | Year Ended December 31, |
	2022
Grant date fair value	$ 8.10
Assumptions used:	
Expected volatility	75.2 %
Expected term (in years)	6.5
Risk-free interest rate	2.2 %
Expected dividend yield	— %

A summary of Class 2 LTIP Unit activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value of In-the Money Options
	(In thousands)	(per share)	(In years)	(In thousands)
Outstanding, January 1, 2021	—	$ —	—	$ —
Conversions from stock options	631	62.72	4.80	—
Outstanding, December 31, 2021	631	62.72	4.80	—
Granted	48	45.00	9.21	—
Conversions from stock options	150	71.06	4.88	—
Outstanding, December 31, 2022	829	63.20	4.63	—
Outstanding, December 31, 2023	829	63.20	3.63	—
Class 2 LTIP Units exercisable at December 31, 2023	781	$ 60.59	3.16	$ —

The aggregate intrinsic value represents the difference between the exercise price of the Class 2 LTIP Units and the quoted closing common stock price as of the end of the period. At December 31, 2023, the Company had approximately $156,000 of total unrecognized compensation expense, related to Class 2 LTIP Units that will be recognized over the weighted average period of 1.2 years.

Restricted Stock—A summary of our restricted stock activity, as it relates to equity-based compensation, is as follows (in thousands, except per share amounts):

| | Year Ended December 31, | | | | | | | | |
| | 2023 | | | 2022 | | | 2021 | | |
	Restricted Shares	Weighted Average Price Per Share at Grant	Weighted Average Fair Value	Restricted Shares	Weighted Average Price Per Share at Grant	Weighted Average Fair Value	Restricted Shares	Weighted Average Price Per Share at Grant	Weighted Average Fair Value
Outstanding at beginning of year	228	$ 12.25	$ 2,793	303	$ 9.93	$ 3,009	241	$ 10.45	$ 2,518
Restricted shares granted [1]	136	13.18	1,792	109	15.96	1,740	172	9.03	1,553
Restricted shares vested	(153)	11.13	1,703	(177)	10.54	1,866	(107)	9.19	983
Restricted shares forfeited	(3)	14.33	43	(7)	13.44	94	(3)	9.87	30
Outstanding at end of year	208	$ 13.64	$ 2,837	228	$ 12.25	$ 2,793	303	$ 9.93	$ 3,009

[1] Equity-based compensation expense of $672,000, $1.0 million and $580,000 was recognized in connection with stock grants of 136,000, 109,000 and 172,000 to our employees and independent directors for the years ended December 31, 2023, 2022 and 2021, respectively.

LTIP Units—Under our 2014 Incentive Plan, we are authorized to grant LTIP awards to certain executives and employees as compensation which have a vesting period of three years. All LTIP Units are convertible into common shares of AHH at a 1:1 ratio upon vesting.

A summary of our LTIP Unit activity, as it relates to equity-based compensation, is as follows (in thousands, except per share amounts):

| | Year Ended December 31, | | | | | |
| | 2023 | | | 2022 | | |
	LTIPs	Weighted Average Price Per Share at Grant	Weighted Average Fair Value	LTIPs	Weighted Average Price Per Share at Grant	Weighted Average Fair Value
Outstanding at beginning of year	39	$ 16.14	$ 629	—	$ —	$ —
LTIPs granted [1]	41	13.59	557	39	16.14	629
LTIPs vested	(13)	16.14	210	—	—	—
Outstanding at end of year	67	$ 14.57	$ 976	39	$ 16.14	$ 629

[1] Equity-based compensation expense of $364,000 and $164,000 was recognized in connection with the grants of 41,000 and 39,000 LTIP Units for the years ended December 31, 2023 and 2022, respectively. At December 31, 2023, 13,000 LTIP Units were vested and the Company had approximately $656,000 of total unrecognized compensation expense related to LTIP Units.

Deferred Stock Units—Beginning in 2019 under our existing 2014 Incentive Plan, our independent directors may elect to receive Deferred Stock Units ("DSU") which allows deferral of immediate vesting common shares granted in the period until the earlier of the end of the director's service or a change of control in the Company. DSUs are fully vested as of the grant date and may only be settled in the Company's common stock.

A summary of our DSU activity, as it relates to equity-based compensation, is as follows (in thousands, except per share amounts):

	Year Ended December 31,								
	2023			**2022**			**2021**		
	DSUs	**Weighted Average Price Per Share at Grant**	**Weighted Average Fair Value**	**DSUs**	**Weighted Average Price Per Share at Grant**	**Weighted Average Fair Value**	**DSUs**	**Weighted Average Price Per Share at Grant**	**Weighted Average Fair Value**
Outstanding at beginning of year	82	$ 10.76	$ 882	66	$ 9.68	$ 639	43	$ 9.67	$ 416
DSUs granted [1]	30	10.79	324	16	15.27	244	23	9.70	223
Outstanding at end of year	112	$ 10.63	$ 1,191	82	$ 10.76	$ 882	66	$ 9.68	$ 639

_____

[1] Equity-based compensation expense of $320,000, $225,000 and $225,000 was recognized in connection with grants of 30,000, 16,000 and 23,000 immediately vested DSUs to our independent directors for each of the years ended December 31, 2023, 2022 and 2021, respectively.

17. Employee Benefit Plans

Deferred Compensation Plan—We administer a non-qualified deferred compensation plan ("DCP") for certain executive officers and other employees which give the participants various investment options, including Ashford Inc. common stock, for measurement that can be changed by the participant at any time. These modifications resulted in the DCP obligation being recorded as a liability in accordance with the applicable authoritative accounting guidance. Distributions under the DCP for our executive officers are made in cash, unless the participant has elected Ashford Inc. common stock as the investment option, in which case any such distributions would be made in Ashford Inc. common stock. Additionally, the DCP obligation is carried at fair value with changes in fair value reflected in "salaries and benefits" in our consolidated statements of operations.

The following table summarizes the DCP activity (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Change in fair value			
Unrealized gain (loss)	$ 1,959	$ 477	$ (1,671)
Distributions			
Fair value [1]	$ —	$ —	$ 51
Shares [1]	—	—	3

_____

[1] Distributions made to one participant.

As of December 31, 2023 and December 31, 2022, the carrying value of the DCP liability was $891,000 and $2.8 million, respectively. No distributions were made to any participant during the years ended December 31, 2023 and 2022.

401(k) Plan—Ashford LLC and our consolidated subsidiaries sponsor 401(k) Plans. The 401(k) Plans are qualified defined contribution retirement plans that cover employees 21 years of age or older who have completed three months of service. The 401(k) Plans allow eligible employees to contribute, subject to Internal Revenue Service imposed limitations, to various investment funds. The Company and our consolidated subsidiaries make matching cash contributions equal to 100% of up to the first 3% of an employee's eligible compensation contributed to the respective 401(k) Plan and cash contributions equal to 50% of up to the next 2% of an employee's eligible compensation contributed to the respective 401(k) Plan. Both participant contributions and company matches vest immediately.

For the years ended December 31, 2023, 2022 and 2021, "salaries and benefits" expense on our consolidated statements of operations included matching expense of $4.3 million, $2.8 million and $0, respectively. For the years ended December 31, 2023, 2022 and 2021, "cost of revenues for design and construction" on our consolidated statements of operations included matching expense of $473,000, $183,000 and $0, respectively. Due to the significant negative impact on the Company's operations and financial results from COVID-19, the Company's 401(k) match was temporarily suspended for the year ended December 31, 2021.

18. Income Taxes

The following table reconciles the income tax (expense) benefit at statutory rates to the actual income tax (expense) benefit recorded (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Income tax (expense) benefit at federal statutory income tax rate	$ 1,166	$ (2,422)	$ 2,261
State income tax (expense) benefit, net of federal income tax benefit	6	(1,453)	437
Foreign income tax expense	(1,099)	(1,470)	(426)
Income (loss) passed through to common unit holders and noncontrolling interests	(125)	58	(32)
Permanent differences	(2,177)	(203)	(1,086)
Valuation allowance	1,969	(1,094)	(860)
Uncertain tax position	(61)	(917)	—
Stock compensation expense	361	(741)	—
Other	504	(288)	(132)
Total income tax (expense) benefit	$ 544	$ (8,530)	$ 162

The U.S. and foreign components of income (loss) before income taxes were as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Domestic	$ (9,819)	$ 4,664	$ (11,718)
Foreign	4,268	6,789	738
Total income (loss) before income taxes	$ (5,551)	$ 11,453	$ (10,980)

The components of income tax (expense) benefit are as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ (888)	$ (7,928)	$ (4,192)
Foreign	(1,475)	(2,031)	(223)
State	(1,374)	(2,829)	(479)
Total current	(3,737)	(12,788)	(4,894)
Deferred:			
Federal	14	5,301	4,081
Foreign	3,181	(125)	(203)
State	1,086	(918)	1,178
Total deferred	4,281	4,258	5,056
Total income tax (expense) benefit	$ 544	$ (8,530)	$ 162

Penalties of $6,000, $20,000 and interest of $32,000 were paid to taxing authorities for the years ended December 31, 2023, 2022 and 2021, respectively.

At December 31, 2023 and 2022, our net deferred tax asset (liability) and related valuation allowance on the consolidated balance sheets, consisted of the following (in thousands):

	December 31,	
	2023	**2022**
Deferred tax assets		
Investments in unconsolidated entities and joint ventures	$ 161	$ 136
Capitalized acquisition costs	4,431	5,618
Deferred compensation	198	711
Accrued expenses	7,014	2,453
Equity-based compensation	10,748	10,881
Deferred revenue	887	930
Net operating loss carryover	8,483	6,911
Charitable contributions carryover	580	—
Total gross deferred tax assets	32,502	27,640
Less: Valuation allowance	(6,126)	(7,774)
Total deferred tax assets, net of valuation allowance [(1)]	26,376	19,866
Deferred tax liabilities		
Prepaid expenses	(872)	(709)
Property and equipment	(5,025)	(4,297)
Intangibles	(39,951)	(42,733)
Investment in insurance subsidiary	(5,687)	—
Total deferred tax liabilities	(51,535)	(47,739)
Total net deferred tax assets (liabilities)	$ (25,159)	$ (27,873)

_____

[(1)] Includes $4.4 million of deferred tax assets presented in our consolidated balance sheet as of December 31, 2023, of which $3.2 million and $1.2 million of deferred tax assets are assigned to our INSPIRE Mexico and Warwick subsidiaries, respectively.

At December 31, 2023, the Company had federal net operating loss carryforwards of approximately $26.2 million, primarily related to the separate company filing for OpenKey. These NOLs are only available to reduce future federal tax liabilities at each separate entity. If unused, $5.9 million of the OpenKey federal net operating loss carryforwards expire in tax year beginning in 2036, with all other federal net operating losses having an indefinite carryforward period.

At December 31, 2023, the Company also had state net operating loss carryforwards of $3.2 million with, $3.2 million of these loss carryforwards only available to OpenKey. The Company had foreign net operating loss carryforwards of $9.6 million related primarily to its operations in the U.S. Virgin Islands.

We evaluate the recoverability of our deferred tax assets quarterly to determine if valuation allowances are required or should be adjusted. We assess whether valuation allowances should be established against deferred tax assets based on consideration of all available evidence, both positive and negative, using a "more likely than not" standard. The analysis utilized in determining the valuation allowance involves considerable judgment and assumptions.

Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized. At December 31, 2023, there is a full valuation allowance on the deferred tax assets related to OpenKey totaling $6.1 million. During 2023, the valuation allowance of $2.6 million related to INSPIRE Mexico was reversed due to positive evidence that the deferred tax asset balances will be realized in future years.

A reconciliation of the unrecognized tax benefit is as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Balance at the beginning of the year	$ 1,161	$ —	$ —
Gross increases for tax positions of prior years	77	1,161	—
Balance at the end of year	$ 1,238	$ 1,161	$ —

The total amount of unrecognized tax benefits that could affect the Company's effective tax rate if recognized was $978,000, net of federal benefit, as of December 31, 2023. The Company's policy is to record penalty and interest as a component of income tax expense. See note 2.

19. Related Party Transactions

As an asset manager providing advisory services to Ashford Trust and Braemar, as well as holding an ownership interest in other businesses providing products and services to the hospitality industry, including Ashford Trust and Braemar, related party transactions are inherent in our business. Unless otherwise noted, the activity of Ashford Trust includes Stirling OP. Details of our related party transactions are presented below.

Ashford Trust—We are a party to an amended and restated advisory agreement with Ashford Trust and its operating subsidiary, Ashford Hospitality Limited Partnership ("Ashford Trust OP"). The base fee is paid monthly calculated as $1/12^{th}$ of 0.70% of Ashford Trust's total market capitalization plus the Net Asset Fee Adjustment, as defined in our advisory agreement, subject to a minimum monthly base fee. We are also entitled to an incentive advisory fee that is measured annually in each year that Ashford Trust's annual total stockholder return exceeds the average annual total stockholder return for Ashford Trust's peer group, subject to the FCCR Condition, as defined in the advisory agreement. Reimbursement for overhead, internal audit, risk management advisory services and asset management services, including compensation, benefits and travel expense reimbursements, are billed monthly to Ashford Trust based on a pro rata allocation as determined by the ratio of Ashford Trust's net investment in hotel properties in relation to the total net investment in hotel properties for both Ashford Trust and Braemar. We also record cost reimbursement revenue for equity grants of Ashford Trust common stock and LTIP units awarded to our officers and employees in connection with providing advisory services equal to the grant date fair value of the award in proportion to the requisite service period satisfied during the period, as well as an offsetting expense in an equal amount included in "reimbursed expenses."

On March 12, 2024, we entered into the Third Amended and Restated Advisory Agreement with Ashford Trust (the "Third Amended and Restated Advisory Agreement"). The Third Amended and Restated Advisory Agreement amends and restates the terms of the Second Amended and Restated Advisory Agreement, dated January 14, 2021, to, among other items: (i) require Ashford Trust pay the advisor the Portfolio Company Fee (as defined in the Third Amended and Restated Advisory Agreement) upon certain specified defaults under Ashford Trust's loan agreements resulting in the foreclosure of Ashford Trust's hotel properties, (ii) provide that there shall be no additional payments to the advisor from the amendments to the master hotel management agreement between Ashford Trust and Remington Hospitality and the master project management agreement between Ashford Trust and Premier until Ashford Trust's Oaktree Credit Agreement is paid in full, and limits, for a period of two years thereafter, the incremental financial impact to no more than $2 million per year in additional payments to the advisor from such amendments, (iii) reduces the Consolidated Tangible Net Worth covenant (as defined in the Third Amended and Restated Advisory Agreement) to $750 million (plus 75% of net equity proceeds received) from $1 billion (plus 75% of net equity proceeds received), (iv) revise the criteria that would constitute a Company Change of Control (as defined in the Third Amended and Restated Advisory Agreement), (v) revise the definition of termination fee to provide for a minimum amount of such termination fee and (vi) revise the criteria that would constitute a voting control event.

As of December 2023, we are a party to an advisory agreement with Stirling and Stirling's subsidiary Stirling OP. The base fee is paid monthly calculated as 1.25% of the aggregate net asset value ("NAV") of Stirling's common shares and Stirling OP's units, excluding Stirling's Class E Common Shares (the "Class E Common Shares") and Stirling OP's Class E Units (the "Class E Units"), before giving effect to any accruals for any fees or distributions. The base fee may be paid, at the Company's election, in cash or cash equivalent aggregate NAV amounts of Class E Common Shares or Class E Units. If the Company elects to receive any portion of its base fee in Class E Common Shares or Class E Units, the Company may elect to have Stirling repurchase such Class E Common Shares or Class E Units from the Company at a later date at a repurchase price per Class E Common Share or Class E Unit, as applicable, equal to the NAV per Class E Common Share. As long as the advisory agreement is not terminated, the Company holds a performance participation interest in Stirling OP that entitles it to receive an allocation from Stirling OP equal to 12.5% of the total return on certain classes of Stirling OP's units, subject to certain terms. The Company may allocate up to 50% of the performance participation interest to its employees.

Premier is party to master project management agreements with Ashford Trust OP and certain of its affiliates and, as of December 2023, Stirling OP and certain of its affiliates to provide comprehensive and cost-effective design, development, architectural, and project management services and a related mutual exclusivity agreement with Ashford Trust and Stirling.

On March 12, 2024, Premier entered into an Amended and Restated Master Project Management Agreement with Ashford Hospitality Limited Partnership (the "A&R PMA"). The provisions of the A&R PMA are substantially the same as the Master Project Management Agreement, dated as of August 8, 2018. The A&R PMA provides for an initial term of ten years as to each hotel governed by the A&R PMA. The term may be renewed by Premier, at its option, for three successive periods of seven years each, and, thereafter, a final term of four years, provided that at the time the option to renew is exercised, Premier is not then in default under the A&R PMA. The A&R PMA also (i) provides that fees will be payable monthly as the service is delivered based on percentage completion; (ii) allows a project management fee to be paid on a development, together with (and not in lieu of) the development fee; and (iii) fixes the fees for FF&E purchasing, expediting, freight management and warehousing at 8%.

Remington is party to a master hotel management agreement with Ashford Trust and certain of its affiliates to provide hotel management services. Remington additionally managed three of Stirling OP's properties. Ashford Trust pays the Company a monthly hotel management fee equal to the greater of approximately $17,000 per hotel (increased annually based on consumer price index adjustments) or 3% of gross revenue (the "base fee") as well as annual incentive hotel management fees, if certain operational criteria are met, and other general and administrative expense reimbursements. Ashford Trust pays the base fee and reimburses all expenses for Remington-managed hotels on a weekly basis for the preceding week. Remington is also party to a mutual exclusivity agreement with Ashford Trust and Ashford Trust OP.

On March 12, 2024, Remington entered into a Second Consolidated, Amended and Restated Hotel Master Management Agreement with Ashford TRS Corporation (the "Second A&R HMA"). The provisions of the Second A&R HMA are substantially the same as in the Consolidated, Amended and Restated Hotel Master Management Agreement, dated as of August 8, 2018. The Second A&R HMA provides for an initial term of ten years as to each hotel governed by the Second A&R HMA. The term may be renewed by Remington, at its option, for three successive periods of seven years each, and, thereafter, a final term of four years, provided that at the time the option to renew is exercised, Remington is not then in default under the Second A&R HMA. The Second A&R HMA also provides that Remington may charge market premiums for its self-insured health plans to its hotel employees, the cost of which is an operating expense of the hotel properties.

Lismore has certain agreements with Ashford Trust to provide debt placement, modifications and refinancings of certain mortgage debt. Lismore's fees are recognized based on a stated percentage of the loan amount when services have been rendered and the subject loan, modification or other transaction is closed.

Lismore also previously held an agreement with Ashford Trust (the "Ashford Trust Agreement") with an effective date of April 6, 2020 pursuant to which Lismore negotiated forbearance, modifications and refinancings of the existing mortgage debt on Ashford Trust's hotels. The Ashford Trust Agreement additionally allowed for the Company to receive certain fees for refinancings performed within eight months after the Ashford Trust Agreement terminates. The Ashford Trust Agreement terminated effective April 6, 2022. For the years ended December 2023, 2022 and 2021, the Company recognized revenue of $0, $2.4 million and $10.3 million, respectively, under the Ashford Trust Agreement. Revenue recognized for the year ended December 31, 2021 includes a $1.2 million cumulative catch-up adjustment to revenue which was previously considered constrained. As of December 31, 2023 and 2022, the Company did not have any deferred income related to the Ashford Trust Agreement.

During the year ended December 31, 2023, Lismore entered into various 12-month agreements with Ashford Trust to seek modifications or refinancings of certain mortgage loans held by Ashford Trust. For the year ended December 31, 2023, Lismore recognized approximately $748,000 in revenue under the agreement. As of December 31, 2023, the Company had $183,000 of deferred income recorded related to these agreements.

The following table summarizes the revenues and expenses related to Ashford Trust (in thousands):

		Year Ended December 31,				
		2023		2022		2021
REVENUES BY TYPE						
Advisory services fees:						
Base advisory fees	$	33,176	$	34,802	$	36,239
Hotel management fees:						
Base management fees		25,469		23,873		17,819
Incentive management fees		4,963		6,066		4,180
Total hotel management fees revenue [1]		30,432		29,939		21,999
Design and construction fees revenue [2]		15,911		11,601		4,032
Other revenue:						
Watersports, ferry and excursion services [4]		68		217		—
Debt placement and related fees [5]		2,261		3,282		11,381
Premiums earned [6]		142		—		—
Cash management fees [7]		139		97		—
Claims management services [8]		9		17		74
Other services [9]		1,561		1,438		1,628
Total other revenue		4,180		5,051		13,083
Cost reimbursement revenue		278,731		244,148		162,920
Total revenues	$	362,430	$	325,541	$	238,273
REVENUES BY SEGMENT [10]						
Advisory	$	47,625	$	48,859	$	51,726
Remington		282,533		255,387		167,600
Premier		22,961		18,776		5,939
INSPIRE		111		85		—
RED		117		231		—
OpenKey		119		123		119
Corporate and other [11]		8,964		2,080		12,889
Total revenues	$	362,430	$	325,541	$	238,273
COST OF REVENUES						
Cost of revenues for audio visual [3]	$	9,841	$	7,663	$	2,969
SUPPLEMENTAL REVENUE INFORMATION						
Audio visual revenue from guests at REIT properties [3]	$	22,878	$	18,183	$	6,734
Watersports, ferry and excursion services revenue from guests at REIT properties [4]		171		190		545

————

(1) Hotel management fees revenue is reported within our Remington segment. Base management fees and incentive management fees are recognized when services have been rendered. Remington receives base management fees of 3% of gross hotel revenue for managing the hotel employees and daily operations of the hotels, subject to a specified floor (which is subject to increase annually based on increases in the consumer price index). Remington receives an incentive management fee equal to the lessor of 1% of each hotel's annual gross revenues or the amount by which the respective hotel's gross operating profit exceeds the hotel's budgeted gross operating profit. See note 3 for discussion of the hotel management fees revenue recognition policy.

(2) Design and construction fees revenue primarily consists of revenue generated within our Premier segment by providing design, development, architectural, and project management services for which Premier receives fees. See note 3 for discussion of the design and construction fees revenue recognition policy.

(3) INSPIRE and RED primarily contract directly with customers to whom they provide services. INSPIRE and RED recognize the gross revenue collected from their customers by the hosting hotel or venue. Commissions retained by the hotel or venue, including Ashford Trust, for INSPIRE and RED are recognized in "cost of revenues for audio visual" and "other" operating expense, respectively, in our consolidated statements of operations. See note 3 for discussion of the revenue recognition policy.

(4) Watersports, ferry and excursion services revenue includes revenue that is earned by RED for providing services directly to Ashford Trust rather than contracting with third-party customers.

(5) Debt placement and related fees are earned by Lismore for providing debt placement, modification, forbearance and refinancing services.

(6) Premiums earned is recognized by our insurance subsidiary, Warwick, from general liability and workers' compensation insurance premiums. Revenue from insurance premiums is recognized ratably over the contractual terms of the respective written policy.

(7) Cash management fees include revenue earned by providing active management and investment of Ashford Trust's excess cash in short-term U.S. Treasury securities.

(8) Claims management services include revenue earned from providing insurance claim assessment and administration services.

(9) Other services revenue is primarily associated with other hotel products and services, such as mobile key applications and hypoallergenic premium rooms, provided to Ashford Trust by our consolidated subsidiaries, OpenKey and Pure Wellness.

(10) See note 21 for discussion of segment reporting.

(11) The Corporate and Other segment's revenue includes cost reimbursement revenue from Ashford Trust's capital contributions to Ashford Securities under the Third Amended and Restated Contribution Agreement between the Company, Ashford Trust and Braemar. Capital contributions are divided between the Company, Ashford Trust and Braemar based upon the actual amount of capital raised through Ashford Securities for each company which may result in increases or decreases to cost reimbursement revenue in any given reporting period. See discussion regarding Ashford Securities below.

The following table summarizes amounts due (to) from Ashford Trust, net at December 31, 2023 and 2022 associated primarily with the advisory services fee and other fees discussed above, as it relates to each of our consolidated entities (in thousands):

	December 31, 2023	December 31, 2022
Ashford LLC	$ 8,656	$ (4,002)
Remington	5,134	(2,015)
Premier	3,391	2,475
INSPIRE	1,495	1,718
RED	12	5
OpenKey	10	(35)
Pure Wellness	235	657
Due (to) from Ashford Trust	$ 18,933	$ (1,197)

__Braemar__—We are also a party to an amended and restated advisory agreement with Braemar and its operating subsidiary, Braemar Hospitality Limited Partnership ("Braemar OP"). The base fee is paid monthly calculated as 1/12th of 0.70% of Braemar's total market capitalization plus the Net Asset Fee Adjustment, as defined in our advisory agreement, subject to a minimum monthly base fee. Reimbursement for overhead, internal audit, risk management advisory services and asset management services, including compensation, benefits and travel expense reimbursements, are billed monthly to Braemar based on a pro rata allocation as determined by the ratio of Braemar's net investment in hotel properties in relation to the total net investment in hotel properties for both Ashford Trust and Braemar. We also record cost reimbursement revenue for equity grants of Braemar common stock and LTIP units awarded to our officers and employees in connection with providing advisory services equal to the grant date fair value of the award in proportion to the requisite service period satisfied during the period, as well as an offsetting expense in an equal amount included in "reimbursed expenses." We are also entitled to an incentive advisory fee that is measured annually in each year that Braemar's annual total stockholder return exceeds the average annual total stockholder return for Braemar's peer group, subject to the FCCR Condition, as defined in the advisory agreement.

Premier is party to a master project management agreement with Braemar OP and Braemar TRS Corporation, a wholly owned subsidiary of Braemar OP, and certain of their affiliates to provide comprehensive and cost-effective design, development, architectural, and project management services and a related mutual exclusivity agreement with Braemar and Braemar OP. Subsequent to December 31, 2023, the agreement was amended resulting in fees under the agreement being payable monthly as the service is delivered based on percentage complete, as reasonably determined by Premier for each service, or payable as set forth in other agreements.

Remington is party to a master hotel management agreement with Braemar TRS Corporation and certain of its affiliates to provide hotel management services. Braemar pays the Company a monthly hotel management fee equal to the greater of approximately $17,000 per hotel (increased annually based on consumer price index adjustments) or 3% of gross revenue (the "base fee") as well as annual incentive hotel management fees, if certain operational criteria are met, and other general and administrative expense reimbursements. Braemar pays the base fee and reimburses all expenses for Remington-managed hotels on a weekly basis for the preceding week. Remington is also party to a mutual exclusivity agreement with Braemar and Braemar OP.

Lismore has certain agreements with Braemar to provide debt placement, modifications and refinancings of certain mortgage debt. Lismore's fees are recognized based on a stated percentage of the loan amount when services have been rendered and the subject loan, modification or other transaction is closed.

On March 20, 2020, Lismore entered into an agreement with Braemar to negotiate the refinancing, modification or forbearance of the existing mortgage and mezzanine debt on Braemar's hotels (the "Braemar Agreement"). The Braemar Agreement terminated effective March 20, 2021. For the years ended December 31, 2023, 2022 and 2021, the Company recognized revenue of $0, $0 and $853,000, respectively, related to the Braemar Agreement. As of December 31, 2023 and 2022, the Company did not have any deferred income related to the Braemar Agreement.

During the year ended December 31, 2023, Lismore entered into a 12-month agreement with Braemar to seek modifications or refinancings of certain mortgage debt held by Braemar. For the year ended December 31, 2023, Lismore recognized approximately $312,000 in revenue under the agreement. As of December 31, 2023, the Company had $52,000 of deferred income recorded related to the agreement.

The following table summarizes the revenues and expenses related to Braemar (in thousands):

		Year Ended December 31,				
		2023		**2022**		**2021**
REVENUES BY TYPE						
Advisory services fees:						
Base advisory fees	$	13,983	$	12,790	$	10,806
Incentive advisory fees [1]		268		268		—
Other advisory revenue [2]		521		521		521
Total advisory services fees revenue		14,772		13,579		11,327
Hotel management fees:						
Base management fees		2,471		2,959		2,304
Incentive management fees		—		786		612
Total hotel management fees revenue [3]		2,471		3,745		2,916
Design and construction fees revenue [4]		7,800		7,365		2,230
Other revenue:						
Watersports, ferry and excursion services [6]		2,314		2,293		2,605
Debt placement and related fees [7]		2,373		940		1,003
Premiums earned [8]		21		—		—
Cash management fees [9]		117		38		—
Claims management services [10]		3		3		7
Other services [11]		248		166		192
Total other revenue		5,076		3,440		3,807
Cost reimbursement revenue		52,929		57,396		30,394
Total revenues	$	83,048	$	85,525	$	50,674
REVENUES BY SEGMENT [12]						
Advisory	$	31,334	$	28,486	$	22,911
Remington		27,577		28,181		18,345
Premier		12,652		9,875		3,009
INSPIRE		101		72		—
RED		2,356		2,304		2,605
OpenKey		38		38		38
Corporate and other [13]		8,990		16,569		3,766
Total revenues	$	83,048	$	85,525	$	50,674
COST OF REVENUES [5]						
Cost of revenues for audio visual	$	4,371	$	3,842	$	998
Other		1,950		1,153		421
SUPPLEMENTAL REVENUE INFORMATION						
Audio visual revenues from guests at REIT properties [5]	$	10,829	$	9,384	$	2,175
Watersports, ferry and excursion services revenue from guests at REIT properties [5]		2,894		2,132		2,117

———

(1)   The incentive advisory fees for the years ended December 31, 2023 and 2022 includes the pro rata portion of the second year and first year installment, respectively, of the 2022 incentive advisory fee. Incentive fee payments are subject to meeting the December 31st FCCR Condition each year, as defined in our advisory agreements. The annual total stockholder return did not meet the relevant incentive fee thresholds during the 2023 and 2021 measurement period.

(2)   In connection with our Fourth Amended and Restated Braemar Advisory Agreement, a $5.0 million cash payment was made by Braemar upon approval by Braemar's stockholders, which is recognized over the 10-year initial term.

(3)   Hotel management fees revenue is reported within our Remington segment. Base management fees and incentive management fees are recognized when services have been rendered. Remington receives base management fees of 3% of gross hotel revenue for managing the hotel employees and daily operations of the hotels, subject to a specified floor (which is subject to increase annually based on increases in the consumer price index). Remington receives an incentive management fee equal to the lessor of 1% of each hotel's annual gross revenues or the amount by which the respective hotel's gross operating profit exceeds the hotel's budgeted gross operating profit. See note 3 for discussion of the hotel management fees revenue recognition policy.

(4)   Design and construction fees revenue primarily consists of revenue generated within our Premier segment by providing design, development, architectural and project management services for which Premier receives fees. See note 3 for discussion of the design and construction fees revenue recognition policy.

(5)   INSPIRE and RED primarily contract directly with third-party customers to whom they provide services. INSPIRE and RED recognize the gross revenue collected from their customers by the hosting hotel or venue. Commissions retained by the hotel or venue, including Braemar, for INSPIRE and RED are recognized in "cost of revenues for audio visual" and "other" operating expense, respectively, in our consolidated statements of operations. See note 3 for discussion of the revenue recognition policy.

(6)   Watersports, ferry and excursion services revenue includes revenue that is earned by RED for providing services directly to Braemar rather than contracting with third-party customers.

(7)   Debt placement and related fees are earned by Lismore for providing debt placement, modification and refinancing services.

(8)   Premiums earned is recognized by our insurance subsidiary, Warwick, from general liability and workers' compensation insurance premiums. Revenue from insurance premiums is recognized ratably over the contractual terms of the respective written policy.

(9)   Cash management fees include revenue earned by providing active management and investment of Braemar's excess cash in short-term U.S. Treasury securities.

(10) Claims management services include revenue earned from providing insurance claim assessment and administration services.

(11) Other services revenue is primarily associated with other hotel products and services, such as mobile key applications and hypoallergenic premium rooms, provided to Braemar by our consolidated subsidiaries, OpenKey and Pure Wellness.

(12) See note 21 for discussion of segment reporting.

(13) The Corporate and Other segment's revenue includes cost reimbursement revenue from Braemar's capital contributions to Ashford Securities under the Third Amended and Restated Contribution Agreement between the Company, Ashford Trust and Braemar. Capital contributions are divided between the Company, Ashford Trust and Braemar based upon the actual amount of capital raised through Ashford Securities for each company which may result in increases or decreases to cost reimbursement revenue in any given reporting period. See discussion regarding Ashford Securities below.

The following table summarizes amounts due (to) from Braemar, net at December 31, 2023 and 2022 associated primarily with the advisory services fee and other fees discussed above, as it relates to each of our consolidated entities (in thousands):

	December 31, 2023	December 31, 2022
Ashford LLC	$ (2,433)	$ 7,253
Remington	173	(69)
Premier	2,177	3,443
INSPIRE	599	917
RED	193	193
OpenKey	5	8
Pure Wellness	—	83
Due (to) from Braemar	$ 714	$ 11,828

Ashford Securities—On December 31, 2020, an Amended and Restated Contribution Agreement (the "Amended and Restated Contribution Agreement", and as further amended from time to time, the "Contribution Agreement") was entered into by the Company, Ashford Trust and Braemar (collectively, the "Parties" and each individually a "Party") with respect to funding certain expenses of Ashford Securities. Beginning on the effective date of the Amended and Restated Contribution Agreement, costs to fund the operations of Ashford Securities were allocated 50% to the Company, 50% to Braemar and 0% to Ashford Trust. Upon reaching the earlier of $400 million in aggregate non-listed preferred equity offerings or other debt or equity offerings through Ashford Securities or June 10, 2023, there was a true up (the "Amended and Restated True-Up Date") among the Parties whereby the actual amount contributed by each Party was based on the actual amount of capital raised by such Party through Ashford Securities (the resulting ratio of contributions among the Parties, the "Initial True-Up Ratio"). On January 27, 2022, the Parties entered into a Second Amended and Restated Contribution Agreement which provided for an additional $18 million in aggregate contributions to Ashford Securities allocated 10% to the Company, 45% to Ashford Trust and 45% to Braemar. On February 3, 2023, the Amended and Restated True-Up Date occurred and, on March 30, 2023, Braemar paid the Company $8.7 million for Braemar's portion of their contributions to fund Ashford Securities as calculated under the Initial True-Up Ratio. The $8.7 million payment consisted of $2.5 million and $6.2 million for the Company's and Ashford Trust's prior contributions made to Ashford Securities, respectively, which were owed by Braemar as calculated under the Initial True-Up Ratio. On March 30, 2023, the Company paid Ashford Trust $6.2 million.

On February 1, 2023, the Company entered into a Third Amended and Restated Contribution Agreement, which provided that after the Amended and Restated True-Up Date, capital contributions for the remainder of fiscal year 2023 would be divided between each Party based on the Initial True-Up Ratio, there would be a true up reflecting amounts raised by Ashford Securities since June 10, 2019, and thereafter, the capital contributions would be divided among each Party in accordance the cumulative ratio of capital raised by the Parties. However, effective January 1, 2024, the Company entered into a Fourth Amended and Restated Contribution Agreement with Ashford Trust and Braemar which states that, notwithstanding anything in the prior contribution agreements: (1) the Parties equally split responsibility for all aggregate contributions made by them to Ashford Securities through September 30, 2021 and (2) thereafter, their contributions for each quarter will be based on the ratio of the amounts raised by each Party through Ashford Securities the prior quarter compared to the total aggregate amount raised by the Parties through Ashford Securities the prior quarter. To the extent contributions made by any of the Parties through December 31, 2023 differed from the amounts owed pursuant to the foregoing, the Parties shall make true up payments to each other to settle the difference.

On January 25, 2024, Ashford Trust paid the Company $3.2 million for Ashford Trust's portion of their contributions to fund Ashford Securities as calculated under the 2023 year-end true-up pursuant to the Third Amended and Restated Contribution Agreement. On the same day, the Company paid Braemar $3.5 million which consisted of $293,000 and $3.2 million for the Company's and Ashford Trust's portion of their contributions to fund Ashford Securities, respectively, which were owed to Braemar as calculated under the 2023 year-end true-up pursuant to the Third Amended and Restated Contribution Agreement.

As of December 31, 2023, Ashford Trust and Braemar had funded approximately $179,000 and $20.9 million, respectively. The Company recognized cost reimbursement revenue from Ashford Trust in our consolidated statements of operations of $5.1 million and $0 for the years ended December 31, 2023 and 2021, respectively, and recognized a reduction to cost reimbursement revenue of $2.5 million for the year ended December 31, 2022. The Company recognized cost reimbursement revenue from Braemar in our consolidated statements of operations of $6.4 million, $15.5 million and $2.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. Cost reimbursement revenue for the year ended December 31, 2023 includes $1.8 million and $2.0 million of dealer manager fees earned by Ashford Securities for the placement of non-listed preferred equity offerings of Ashford Trust and Braemar, respectively.

ERFP Commitments—On June 26, 2018, the Company entered into an Enhanced Return Funding Program Agreement with Ashford Trust (the "Ashford Trust ERFP Agreement"). The independent members of the board of directors of each of the Company and Ashford Trust, with the assistance of separate and independent legal counsel, engaged to negotiate the Ashford Trust ERFP Agreement on behalf of the Company and Ashford Trust, respectively. On January 15, 2019, the Company entered into the Braemar ERFP Agreement (collectively with the Ashford Trust ERFP Agreement, the "ERFP Agreements") with Braemar. The independent members of the board of directors of each of the Company and Braemar, with the assistance of separate and independent legal counsel, engaged to negotiate the Braemar ERFP Agreement on behalf of the Company and Braemar, respectively. Under the ERFP Agreements, the Company agreed to provide $50 million (each, an "Aggregate ERFP Amount" and collectively, the "Aggregate ERFP Amounts") to each of Ashford Trust and Braemar (collectively, the "REITs"), respectively, in connection with each such REIT's acquisition of hotels recommended by us, with the option to increase each Aggregate ERFP Amount to up to $100 million upon mutual agreement by the parties to the respective ERFP Agreement. Under each of the ERFP Agreements, the Company paid each REIT 10% of each acquired hotel's purchase price in exchange for furniture, fixtures and equipment ("FF&E") at a property owned by such REIT, which were subsequently leased by us to such REIT rent-free. The ERFP Agreements required that the Company acquire the related FF&E either at the time of the property acquisition or at any time generally within two years of the respective REITs' acquisition of the hotel property. The Company recognized the related depreciation tax deduction at the time such FF&E was purchased by the Company and placed into service at the respective REIT's hotel properties.

On March 13, 2020, the Company entered into an Extension Agreement related to the Ashford Trust ERFP Agreement. Under the terms of the Extension Agreement, the deadline to fund the remaining ERFP commitment under the Ashford Trust ERFP Agreement of $11.4 million, was extended from January 22, 2021 to December 31, 2022. On April 20, 2021, the Company received written notice from Ashford Trust of Ashford Trust's intention not to renew the Ashford Trust ERFP Agreement. As a result, the Ashford Trust ERFP Agreement terminated in accordance with its terms on June 26, 2021. The expiration of the Ashford Trust ERFP Agreement had no impact on the Extension Agreement which continued in full force until December 16, 2022, when Ashford Trust acquired all of the equity interests in Marietta and, in exchange, forgave, cancelled and discharged in full the outstanding $11.4 million ERFP commitment. See note 5.

On November 8, 2021, the Company delivered written notice to Braemar of the Company's intention not to renew the Braemar ERFP Agreement. As a result, the Braemar ERFP Agreement terminated in accordance with its terms on January 15, 2022.

As of December 31, 2023 and 2022, the Company had no remaining ERFP commitments to Ashford Trust or Braemar under the Ashford Trust ERFP Agreement and the Braemar ERFP Agreement, respectively.

Expiration of ERFP Agreement Related Leases with Ashford Trust and Braemar—Although the Ashford Trust ERFP Agreement expired in accordance with its terms on June 26, 2021, certain obligations of the parties survived. In the first quarter of 2021, Ashford Trust purchased FF&E from the Company at the fair market value of $82,000 upon expiration of the underlying leases of the FF&E under the Ashford Trust ERFP Agreement. The Company recorded a loss on sale of the FF&E of $107,000 which is included within "other" operating expense in our consolidated statements of operations. Additionally, on January 20, 2021, Ashford Trust sold the Le Meridien hotel in Minneapolis, Minnesota. The hotel contained FF&E with a net book value of $399,000 which was owned by the Company and leased to Ashford Trust rent-free pursuant to the Ashford Trust ERFP Agreement. The Company recorded a loss on disposal of FF&E of $271,000 within "other" operating expense in our consolidated statements of operations. Pursuant to the agreement, Ashford Trust provided replacement FF&E to the Company in the third quarter of 2021 equal to the fair market value of the sold FF&E with a fair market value of $128,000, which was subsequently leased back to Ashford Trust rent-free.

During the second quarter of 2021, the Company purchased $1.6 million of FF&E from Braemar. The Company set-off the purchased FF&E against a $1.6 million outstanding receivable previously incurred by Braemar. The FF&E purchased by the Company was subsequently leased back to Braemar rent-free.

In the second quarter of 2021, Braemar purchased FF&E from the Company at the fair market value of $144,000 upon expiration of the underlying leases of the FF&E under the Braemar ERFP Agreement. The Company recorded a loss on sale of the FF&E of $267,000 which is included within "other" operating expense in our consolidated statements of operations.

In the first quarter of 2022, Ashford Trust purchased FF&E with a net book value of $1.1 million from the Company at the fair market value of $406,000 upon expiration of the underlying leases of the FF&E under the Ashford Trust ERFP Agreement. The Company recorded a loss on sale of the FF&E of $706,000 which is included within "other" operating expense in our consolidated statement of operations for the year ended December 31, 2022.

In the fourth quarter of 2022, Ashford Trust purchased FF&E with a net book value of $3.1 million from the Company at the fair market value of $1.0 million upon expiration of the underlying leases of the FF&E under the Ashford Trust ERFP Agreement. The Company recorded a loss on sale of the FF&E of $2.1 million which is included within "other" operating expense in our consolidated statement of operations for the year ended December 31, 2022. The Company recognized a $1.0 million outstanding receivable which is recorded in "due from Ashford Trust" in our consolidated balance sheet as of December 31, 2022. In the fourth quarter of 2023, the Company entered into a new lease agreement with Ashford Trust wherein the Company purchased FF&E of $1.0 million from Ashford Trust equal to the fair market value of the FF&E sold to Ashford Trust under the ERFP Agreement. The FF&E was leased back to Ashford Trust rent-free.

In the first quarter of 2023, Ashford Trust purchased FF&E with a net book value of $1.5 million from the Company at the fair market value of $450,000 upon expiration of the underlying leases of the FF&E under the Ashford Trust ERFP Agreement. The Company recorded a loss on the sale of the FF&E of $1.0 million which is included within "other" operating expense in our consolidated statement of operations for the year ended December 31, 2023. In the fourth quarter of 2023, the Company entered into a new lease agreement with Ashford Trust wherein the Company purchased FF&E of $450,000 from Ashford Trust equal to the fair market value of the FF&E sold to Ashford Trust under the ERFP Agreement. The FF&E was leased back to Ashford Trust rent-free.

In the fourth quarter of 2023, Ashford Trust purchased FF&E with a net book value of $2.4 million from the Company at the fair market value of $630,000 upon expiration of the underlying leases of the FF&E under the Ashford Trust ERFP Agreement. The Company recognized a $630,000 outstanding receivable which is recorded in "due from Ashford Trust" in our consolidated balance sheet as of December 31, 2023. The Company recorded a loss on the sale of the FF&E of $1.8 million which is included within "other" operating expense in our consolidated statement of operations for the year ended December 31, 2023.

Other Related Party Transactions—On January 3, 2023, the Company acquired Remington Hotel Corporation ("RHC"), an affiliate owned by Mr. Monty J. Bennett, our Chairman and Chief Executive Officer and the Chairman of Ashford Trust and Braemar, and his father, Mr. Archie Bennett, Jr., Chairman Emeritus of Ashford Trust, from which the Company leases the offices for our corporate headquarters in Dallas, Texas. The purchase price paid was de minimis. We accounted for this transaction as an asset acquisition because substantially all of the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets. Upon the acquisition date, the operating lease asset and corresponding operating lease liability of $17.2 million associated with the Company's lease with RHC was eliminated upon consolidation.

The following table summarizes the assets and liabilities acquired by the Company on the asset acquisition date (in thousands):

	January 3, 2023
Restricted cash	$ 849
Property and equipment, net	2,183
Operating lease right-of-use assets	15,017
Total assets acquired	18,049
Operating lease liabilities	17,200
Other liabilities	849
Total assumed liabilities	18,049
Net assets acquired	$ —

Prior to the acquisition, for the years ended December 31, 2022 and 2021, we recorded $3.3 million and $3.4 million, respectively, in rent expense related to our corporate office lease with RHC.

On March 10, 2022, the Company entered into a Limited Waiver Under Advisory Agreement (the"2022 Braemar Limited Waiver") with Braemar, Braemar Hospitality Limited Partnership ("Braemar OP"), Braemar TRS Corporation ("Braemar TRS") and Ashford LLC. On March 15, 2022, the Company entered into a Limited Waiver Under Advisory Agreement (the "2022 Ashford Trust Limited Waiver" and together with the 2022 Braemar Limited Waiver, the "2022 Limited Waivers") with Ashford Trust, Ashford Hospitality Limited Partnership ("Ashford Trust OP"), Ashford TRS Corporation ("Ashford Trust TRS") and Ashford LLC. Pursuant to the 2022 Limited Waivers, the parties to the Second Amended and Restated Advisory Agreement with Ashford Trust and the Fifth Amended and Restated Advisory Agreement with Braemar waive the operation of any provision of such agreement that would otherwise limit the ability of Ashford Trust or Braemar, as applicable, in its discretion, at its cost and expense, to award during the first and second fiscal quarters of calendar year 2022 (the "2022 Waiver Period"), cash incentive compensation to employees and other representatives of the Company; provided that, pursuant to the 2022 Ashford Trust Limited Waiver, such awarded cash incentive compensation does not exceed $8.5 million, in the aggregate, during the 2022 Waiver Period.

On March 2, 2023, the Company entered into a second Limited Waiver Under Advisory Agreement (the "2023 Braemar Limited Waiver") with Braemar, Braemar OP, and Braemar TRS and a second Limited Waiver Under Advisory Agreement (the "2023 Ashford Trust Limited Waiver" and, together with the 2023 Braemar Limited Waiver, the "2023 Limited Waivers") with Ashford Trust, Ashford Trust OP, and Ashford Trust TRS. Pursuant to the 2023 Limited Waivers, the parties to the Second Amended and Restated Advisory Agreement with Ashford Trust and the Fifth Amended and Restated Advisory Agreement with Braemar waive the operation of any provision of such agreement that would otherwise limit the ability of Ashford Trust or Braemar, as applicable, in its discretion, at its cost and expense, to award during the first and second fiscal quarters of calendar year 2023 (the "2023 Waiver Period"), cash incentive compensation to employees and other representatives of the Company; provided that, pursuant to the 2023 Ashford Trust Limited Waiver, such awarded cash incentive compensation does not exceed $13.1 million, in the aggregate, during the 2023 Waiver Period.

On December 7, 2023, the Company contributed $200,000 to Stirling OP in exchange for 8,000 Class E Units resulting in an interest of less than one percent in Stirling OP. The contribution is recorded as an equity method investment within "investments" in our consolidated balance sheet. The Company will also advance on Stirling's behalf certain of its organizational and offering expenses and general and administrative expenses through December 31, 2024, at which point Stirling will reimburse the Company for all such advanced expenses ratably over 60 months following such date.

On March 11, 2024, the Company entered into (i) a third Limited Waiver Under Advisory Agreement with Ashford Trust (the "2024 Ashford Trust Limited Waiver") and (ii) a third Limited Waiver Under Advisory Agreement with Braemar (the "2024 Braemar Limited Waiver" and, together with the 2024 Ashford Trust Limited Waiver, the "2024 Limited Waivers"). Pursuant to the 2024 Limited Waivers, the parties to the respective advisory agreements waive the operation of any provision in the advisory agreements that would otherwise limit the ability of Ashford Trust or Braemar, as applicable, in its discretion, at its cost and expense, to award during calendar year 2024, cash incentive compensation to employees and other representatives of the Company and its affiliates.

Ashford Trust held a 15.06% noncontrolling interest in OpenKey and Braemar held an 7.92% noncontrolling interest in OpenKey as of December 31, 2023 and 2022, respectively. Ashford Trust invested $0, $0 and $500,000 in OpenKey during the years ended December 31, 2023, 2022 and 2021, respectively. Braemar invested $0, $327,000 and $233,000 in OpenKey during the years ended December 31, 2023, 2022 and 2021, respectively. During the year ended December 31, 2023, the Company loaned our consolidated subsidiary OpenKey $2.9 million to fund OpenKey's operations. The loan balance was eliminated upon consolidation in our consolidated financial statements. See also notes 1, 2, 14, and 15.

The Company or its affiliates provide to the Bennetts or their permitted designees certain services, including, but not limited to, accounting, tax and administrative services pursuant to that certain Transition Cost Sharing Agreement entered into in connection with Company's acquisition of Remington Lodging from the Bennetts in November 2019. The gross amount of expenses and reimbursements for these transition services for the years ended December 31, 2023, 2022 and 2021 was $417,000, $379,000 and $405,000, respectively. The expenses and reimbursements for transition services are recorded on a net basis and, therefore, the reimbursed activity does not impact our consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021.

20. Income (Loss) Per Share

The following table reconciles the amounts used in calculating basic and diluted income (loss) per share (in thousands, except per share amounts):

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income (loss) attributable to common stockholders – basic and diluted:			
Net income (loss) attributable to the Company	$ (4,628)	$ 3,646	$ (9,925)
Less: Dividends on preferred stock, declared and undeclared [1]	(36,193)	(36,458)	(35,000)
Less: Amortization of preferred stock discount	—	—	(1,053)
Undistributed net income (loss) allocated to common stockholders	(40,821)	(32,812)	(45,978)
Distributed and undistributed net income (loss) - basic	$ (40,821)	$ (32,812)	$ (45,978)
Effect of deferred compensation plan	(1,995)	—	—
Distributed and undistributed net income (loss) - diluted	$ (42,816)	$ (32,812)	$ (45,978)
Weighted average common shares outstanding:			
Weighted average common shares outstanding – basic	3,079	2,915	2,756
Effect of deferred compensation plan shares	49	—	—
Weighted average common shares outstanding – diluted	3,128	2,915	2,756
Income (loss) per share – basic:			
Net income (loss) allocated to common stockholders per share	$ (13.26)	$ (11.26)	$ (16.68)
Income (loss) per share – diluted:			
Net income (loss) allocated to common stockholders per share	$ (13.69)	$ (11.26)	$ (16.68)

———

[1] Undeclared dividends were deducted to arrive at net income (loss) attributable to common stockholders. See note 15.

Due to their anti-dilutive effect, the computation of diluted income (loss) per share does not reflect the adjustments for the following items (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Net income (loss) allocated to common stockholders is not adjusted for:			
Net income (loss) attributable to redeemable noncontrolling interests in Ashford Holdings	$ 501	$ 448	$ (63)
Net income (loss) attributable to subsidiary convertible interests	757	—	(152)
Dividends on preferred stock, declared and undeclared	36,193	36,458	35,000
Amortization of preferred stock discount	—	—	1,053
Total	$ 37,451	$ 36,906	$ 35,838
Weighted average diluted shares are not adjusted for:			
Effect of unvested restricted shares	17	92	124
Effect of assumed conversion of Ashford Holdings units	96	65	4
Effect of conversion of subsidiary interests	436	117	145
Effect of assumed conversion of preferred stock	4,241	4,272	4,265
Total	4,790	4,546	4,538

21. Segment Reporting

The Company identifies its segments based on the products and services each segment provides. Our operating segments include: (a) Advisory, which provides asset management and advisory services to other entities; (b) Remington, which provides hotel management services; (c) Premier, which provides comprehensive and cost-effective design, development, architectural, and project management services; (d) INSPIRE, which provides event technology and creative communications solutions services; (e) OpenKey, a hospitality focused mobile key platform that provides a universal smartphone app for keyless entry into hotel guest rooms; (f) RED, a provider of watersports activities and other travel and transportation services; (g) Pure Wellness, which provides hypoallergenic premium rooms in the hospitality and commercial office industry; and (h) Warwick, which provides insurance policy coverages primarily for general liability and workers' compensation claims. For 2023, Premier, OpenKey, RED, Pure Wellness and Warwick do not meet the aggregation criteria or the quantitative thresholds to individually qualify as reportable segments. However, we have elected to disclose Premier, RED and OpenKey as reportable segments. Accordingly, we have six reportable segments: Advisory, Remington, Premier, INSPIRE, RED and OpenKey. We combine the operating results of Pure Wellness, Warwick and, for the years ended December 31, 2022 and 2021, Marietta, into an "all other" seventh reportable segment, which we refer to as "Corporate and Other." See note 3 for details of our segments' material revenue generating activities.

The Company considers its chief executive officer to be its chief operating decision maker ("CODM"). The CODM regularly reviews operating results for the purpose of assessing performance and making decisions about resource allocation. Our CODM's primary measure of segment profitability is net income. Our CODM currently reviews assets at the consolidated level and does not currently review segment assets to make key decisions on resource allocations.

Certain information concerning our segments for the years ended December 31, 2023, 2022 and 2021 are presented in the following tables (in thousands). Consolidated subsidiaries are reflected as of their respective acquisition dates or as of the date we were determined to be the primary beneficiary of variable interest entities.

	Year Ended December 31, 2023							
	Advisory	Remington	Premier	INSPIRE	RED	OpenKey	Corporate and Other	Ashford Inc. Consolidated
REVENUE								
Advisory services fees	$ 47,948	$ —	$ —	$ —	$ —	$ —	$ —	$ 47,948
Hotel management fees	—	52,561	—	—	—	—	—	52,561
Design and construction fees	—	—	27,740	—	—	—	—	27,740
Audio visual	—	—	—	148,617	—	—	—	148,617
Other	268	41	—	—	34,058	1,586	7,480	43,433
Cost reimbursement revenue [1]	30,744	371,720	12,207	212	92	—	11,521	426,496
Total revenues	78,960	424,322	39,947	148,829	34,150	1,586	19,001	746,795
EXPENSES								
Depreciation and amortization	1,353	11,861	11,527	1,920	1,109	12	440	28,222
Other operating expenses [2]	2,898	32,825	18,354	139,246	32,273	4,979	53,546	284,121
Reimbursed expenses [1]	30,673	371,720	12,207	212	92	—	11,603	426,507
Total operating expenses	34,924	416,406	42,088	141,378	33,474	4,991	65,589	738,850
OPERATING INCOME (LOSS)	44,036	7,916	(2,141)	7,451	676	(3,405)	(46,588)	7,945
Equity in earnings (loss) of unconsolidated entities	—	—	—	—	—	—	(702)	(702)
Interest expense	—	—	—	(1,818)	(1,625)	(21)	(10,744)	(14,208)
Amortization of loan costs	—	—	—	(164)	(41)	—	(846)	(1,051)
Interest income	—	122	—	—	—	—	1,676	1,798
Realized gain (loss) on investments	—	(80)	—	—	—	—	—	(80)
Other income (expense)	—	(24)	—	479	402	(64)	(46)	747
INCOME (LOSS) BEFORE INCOME TAXES	44,036	7,934	(2,141)	5,948	(588)	(3,490)	(57,250)	(5,551)
Income tax (expense) benefit	(10,571)	(1,453)	519	(487)	304	—	12,232	544
NET INCOME (LOSS)	$ 33,465	$ 6,481	$ (1,622)	$ 5,461	$ (284)	$ (3,490)	$ (45,018)	$ (5,007)

---

[1] Our segments are reported net of eliminations upon consolidation. Approximately $12.9 million of hotel management fees revenue, cost reimbursement revenue and reimbursed expenses were eliminated in consolidation primarily for overhead expenses reimbursed to Remington including rent, payroll, office supplies, travel and accounting.

[2] Other operating expenses includes salaries and benefits, costs of revenues for design and construction, cost of revenues for audio visual, general and administrative expenses and other expenses.

	Year Ended December 31, 2022							
	Advisory	Remington	Premier	INSPIRE	RED	OpenKey	Corporate and Other	Ashford Inc. Consolidated
REVENUE								
Advisory services fees	$ 48,381	$ —	$ —	$ —	$ —	$ —	$ —	$ 48,381
Hotel management fees	—	46,548	—	—	—	—	—	46,548
Design and construction fees	—	—	22,167	—	—	—	—	22,167
Audio visual	—	—	—	121,261	—	—	—	121,261
Other	157	181	—	—	26,309	1,480	16,185	44,312
Cost reimbursement revenue [1]	28,809	309,706	10,080	157	26	4	12,981	361,763
Total revenues	77,347	356,435	32,247	121,418	26,335	1,484	29,166	644,432
EXPENSES								
Depreciation and amortization	3,410	12,362	11,899	1,803	656	12	1,624	31,766
Other operating expenses [2]	2,828	24,414	13,693	107,520	22,760	5,758	52,725	229,698
Reimbursed expenses [1]	28,421	309,706	10,080	157	26	4	12,981	361,375
Total operating expenses	34,659	346,482	35,672	109,480	23,442	5,774	67,330	622,839
OPERATING INCOME (LOSS)	42,688	9,953	(3,425)	11,938	2,893	(4,290)	(38,164)	21,593
Equity in earnings (loss) of unconsolidated entities	—	7	—	—	—	—	385	392
Interest expense	—	—	—	(1,263)	(769)	—	(7,964)	(9,996)
Amortization of loan costs	—	—	—	(130)	(52)	—	(579)	(761)
Interest income	—	182	—	—	—	—	189	371
Realized gain (loss) on investments	—	(121)	—	—	—	—	—	(121)
Other income (expense)	—	(26)	—	131	(47)	4	(87)	(25)
INCOME (LOSS) BEFORE INCOME TAXES	42,688	9,995	(3,425)	10,676	2,025	(4,286)	(46,220)	11,453
Income tax (expense) benefit	(10,406)	(1,845)	(528)	(4,073)	(557)	—	8,879	(8,530)
NET INCOME (LOSS)	$ 32,282	$ 8,150	$ (3,953)	$ 6,603	$ 1,468	$ (4,286)	$ (37,341)	$ 2,923

_____

[1] Our segments are reported net of eliminations upon consolidation. Approximately $13.2 million of hotel management fees revenue, cost reimbursement revenue and reimbursed expenses were eliminated in consolidation primarily for overhead expenses reimbursed to Remington including rent, payroll, office supplies, travel and accounting.

[2] Other operating expenses includes salaries and benefits, costs of revenues for design and construction, cost of revenues for audio visual, general and administrative expenses and other expenses.

	Advisory	Remington	Premier	INSPIRE	RED	OpenKey	Corporate and Other	Ashford Inc. Consolidated
				Year ended December 31, 2021				
REVENUE								
Advisory services fees	$ 47,566	$ —	$ —	$ —	$ —	$ —	$ —	$ 47,566
Hotel management fees	—	26,260	—	—	—	—	—	26,260
Design and construction fees	—	—	9,557	—	—	—	—	9,557
Audio visual	—	—	—	49,880	—	—	—	49,880
Other	81	20	—	—	23,867	1,965	21,396	47,329
Cost reimbursement revenue [1]	26,969	171,522	2,856	20	—	—	2,608	203,975
Total revenues	74,616	197,802	12,413	49,900	23,867	1,965	24,004	384,567
EXPENSES								
Depreciation and amortization	4,039	12,141	12,230	1,880	400	15	1,893	32,598
Impairment	—	—	—	1,160	—	—	—	1,160
Other operating expenses [2]	645	14,525	8,846	52,228	18,547	5,170	52,125	152,086
Reimbursed expenses [1]	26,949	171,522	2,856	20	—	—	2,609	203,956
Total operating expenses	31,633	198,188	23,932	55,288	18,947	5,185	56,627	389,800
OPERATING INCOME (LOSS)	42,983	(386)	(11,519)	(5,388)	4,920	(3,220)	(32,623)	(5,233)
Equity in earnings (loss) of unconsolidated entities	—	(139)	—	—	—	—	13	(126)
Interest expense	—	—	—	(876)	(628)	—	(3,640)	(5,144)
Amortization of loan costs	—	—	—	(121)	(81)	—	(120)	(322)
Interest income	—	277	—	—	—	—	8	285
Realized gain (loss) on investments	—	(3)	—	—	—	—	—	(3)
Other income (expense)	—	10	—	(189)	(252)	7	(13)	(437)
INCOME (LOSS) BEFORE INCOME TAXES	42,983	(241)	(11,519)	(6,574)	3,959	(3,213)	(36,375)	(10,980)
Income tax (expense) benefit	(10,097)	(1,406)	2,414	1,326	(1,025)	—	8,950	162
NET INCOME (LOSS)	$ 32,886	$ (1,647)	$ (9,105)	$ (5,248)	$ 2,934	$ (3,213)	$ (27,425)	$ (10,818)

_____

[1] Our segments are reported net of eliminations upon consolidation. Approximately $8.6 million of hotel management fees revenue, cost reimbursement revenue and reimbursed expenses were eliminated in consolidation primarily for overhead expenses reimbursed to Remington including rent, payroll, office supplies, travel and accounting.

[2] Other operating expenses includes salaries and benefits, costs of revenues for design and construction, cost of revenues for audio visual, general and administrative expenses and other expenses

Total assets by segment are presented below (in thousands):

	December 31,	
	2023	**2022**
Remington	$ 166,719	$ 182,884
Premier	138,967	155,332
INSPIRE	57,193	42,168
RED	50,012	31,863
OpenKey	1,303	2,149
Other [1]	90,613	67,960
Total Assets	$ 504,807	$ 482,356

_____

[1] Other includes the total assets of our Advisory and Corporate and Other segments. Total assets for our Advisory segment are not available for disclosure as assets are not allocated between our Advisory and Corporate and Other segments.

Geographic Information

For revenues by geographical locations, see note 3. The following table presents property and equipment, net by geographic area as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
United States	$ 49,478	$ 36,548
Mexico	6,439	4,478
Dominican Republic	677	538
United Kingdom (Turks and Caicos Islands)	258	227
	$ 56,852	$ 41,791

22. Concentration of Risk

During the years ended December 31, 2023, 2022 and 2021, our advisory revenue was primarily derived from our advisory agreements with Ashford Trust and Braemar. Additionally, Remington, Premier, OpenKey, RED, Pure Wellness, Lismore and Warwick generated revenues through contracts with Ashford Trust and Braemar, as summarized in the table below, stated as a percentage of the consolidated subsidiaries' total revenues.

	Year Ended December 31,		
	2023	**2022**	**2021**
Percentage of total revenues from Ashford Trust and Braemar [1]			
Remington	73.1 %	79.6 %	93.7 %
Premier	89.1 %	88.8 %	72.1 %
INSPIRE [2]	22.8 %	22.8 %	17.9 %
RED	16.2 %	9.6 %	10.9 %
OpenKey	9.9 %	10.8 %	8.0 %
Pure Wellness	66.9 %	65.7 %	62.1 %
Lismore	100.0 %	100.0 %	100.0 %
Warwick	0.8 %	N/A	N/A

____

[1] See note 19 for details regarding our related party transactions.

[2] Represents percentage of revenues earned by INSPIRE from customers at Ashford Trust and Braemar hotels. See note 3 for the discussion of audio visual revenue recognition policy.

The carrying amounts of net assets related to our INSPIRE operations in Mexico and the Dominican Republic increased to $2.2 million and $2.1 million, respectively, as of December 31, 2023, from $1.4 million and $763,000 as of December 31, 2022. The carrying amounts of net assets related to our RED operations in Turks and Caicos were $944,000 and $682,000 as of December 31, 2023 and 2022, respectively. For discussion of revenues by geographic location, see note 3.

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. We are exposed to credit risk with respect to cash held at financial institutions that are in excess of the FDIC insurance limits of $250,000 and U.S. government treasury bond holdings. Our counterparties are investment grade financial institutions.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the evaluation date, as a result of the material weakness in our internal control over financial reporting described below, and for which it was not possible for the Company to remediate during the fourth quarter of 2023 for reasons discussed below, our disclosure controls and procedures were not effective (i) to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of our internal control over financial reporting. The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and our expenditures are being made only in accordance with authorizations of management and our directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making the assessment of the effectiveness of our internal control over financial reporting, management has utilized the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, (2013 framework) ("COSO").

Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

During the Company's financial statement close process for the fourth quarter of 2023 and preparation of the 2023 Form 10-K, a material weakness was identified solely as it pertains to the Company's new insurance subsidiary, Warwick, that was formed in December 2023, and more specifically solely related to management's review controls over evaluating whether the revenue and expense from the one-time transfer of the casualty insurance loss portfolio (the "LPT") to Warwick should eliminate in consolidation.

As previously disclosed, the Company's Risk Management department has historically collected funds from Ashford Trust and Braemar properties and their respective management companies in an amount equal to the actuarial forecast of that year's expected casualty claims and associated fees. These funds have historically been deposited into restricted cash and used to pay casualty claims throughout the year as they are incurred. The claim liability related to the restricted cash balance has been included in current "other liabilities" in our consolidated balance sheets. This deposit accounting was appropriate because the Company was determined to be an agent for its clients related to these casualty claims, not a principal, under GAAP.

In December 2023, the Company formed our insurance subsidiary, Warwick, which is licensed by the Texas Department of Insurance, and obtained the approval from the independent boards of directors of Ashford Trust and Braemar to (1) transfer the loss portfolio to Warwick including the existing cash reserves and claims liability for casualty insurance policies from January 1, 2014 through December 31, 2023 and (2) enter into new casualty policies with Warwick for the next one year policy period. The Company engaged multiple third-party accounting experts to evaluate the accounting for these transactions and initially concluded that the Company had become the principal for its clients under GAAP through Warwick, which resulted in reporting the revenues and expenses related to the LPT in the Company's consolidated statement of operations with no net impact to net loss attributable to common stockholders or the related per share amounts.

However, prior to the issuance of the Form 10-K, management determined that the incorrect judgment was applied when determining whether the Company should report the revenues and expenses related to the LPT in its consolidated statement of operations or eliminate the revenues and expenses in consolidation. This resulted in a judgmental misstatement in the Company's consolidated financial statements prior to the issuance of the Form 10-K. The execution of the related control is complex and involves significant judgment for which there are varying interpretations, and the facts and circumstances underlying the deficiency occur infrequently. The operation of the control used in reaching the Company's accounting conclusion, which involves judgment, resulted in a misstatement that ultimately caused the control to be ineffective. Since the deficiency was identified prior to the issuance of the Form 10-K, the consolidated financial statements in the Form 10-K have been corrected.

To prevent future material weaknesses from arising under similar circumstances, if similar facts and circumstances arise in the future we will ensure that similar transactions eliminate in consolidation. The Company is also evaluating other remediation steps. The material weakness will not be considered remediated until management is able to test and conclude that it has designed and implemented effective controls that have operated for a sufficient period of time. As such, it is not possible for management to remediate the material weakness as of December 31, 2023.

We reviewed the results of management's assessment with the audit committee of our board of directors.

Notwithstanding the material weakness described above, management has concluded that our consolidated financial statements included in this annual report are fairly stated in all material respects in accordance with GAAP.

Changes in Internal Control over Financial Reporting

Other than the remediation efforts described above, there were no changes in our internal controls over financial reporting during our most recent fiscal quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. *Other Information*

During the fiscal quarter ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408 of Regulation S-K).

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officer, and Corporate Governance*

The information required in response to this Item 10 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

The information required in response to this Item 11 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required in response to this Item 12 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required in response to this Item 13 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14. *Principal Accountant Fees and Services*

The information required in response to this Item 14 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 15. *Financial Statement Schedules and Exhibits*

    (a) Financial Statements and Schedules

See "Item 8. Financial Statements and Supplementary Data," on pages 79 through 149 hereof, for a list of our consolidated financial statements and report of independent registered public accounting firm.

All other financial statement schedules have been omitted because such schedules are not required under the related instructions, such schedules are not significant, or the required information has been disclosed elsewhere in the consolidated financial statements and related notes thereto.

    (b) Exhibits

Exhibit	Description
2.1	Separation and Distribution Agreement, dated as of October 31, 2014, by and between Ashford Hospitality Trust, Inc., Ashford OP Limited Partner LLC, Ashford Hospitality Limited Partnership, Ashford Inc. and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on November 6, 2014) (File No. 001-36400)
2.2	Acquisition Agreement, dated as of September 17, 2015, by and between Archie Bennett, Jr. and Monty J. Bennett, Remington Holdings GP, LLC, MJB Investments, LP, Mark A. Sharkey, Remington Holdings, LP, Ashford Inc., Ashford Advisors, Inc., Remington Hospitality Management, Inc., Ashford GP Holdings I, LLC and Remington GP Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on September 18, 2015) (File No. 001-36400)
2.2.1	First Amendment to Acquisition Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 24, 2016) (File No. 001-36400)
2.2.2	Second Amendment to Acquisition Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on September 23, 2016) (File No. 001-36400)
2.2.3	Amendment, Waiver and Consent Agreement, dated as of October 28, 2016 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on November 1, 2016) (File No. 001-36400)
2.3	Agreement and Plan of Merger, dated as of October 28, 2016, by and between Ashford Inc., a Delaware corporation and Ashford Inc., a Maryland corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 1, 2016) (File No. 001-36400)
2.4***	Unit Purchase Agreement, dated as of July 25, 2017, by and among Presentation Technologies, Inc., Monroe Jost, Kevin Jost, Todd Jost and PT Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on July 31, 2017) (File No. 001-36400)
2.4.1	Amendment No. 2 to Unit Purchase Agreement, dated as of October 31, 2017, by and among PT Holdco, LLC, PT Intermediate, LLC and Presentation Technologies, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on November 6, 2017) (File No. 001-36400)
2.5	Combination Agreement, dated as of May 31, 2019, between Monty J. Bennett, Archie Bennett, Jr., Remington Holdings, L.P., Remington Holdings GP, LLC, MJB Investments, LP, Ashford Inc., James L. Cowen, Jeremy J. Welter, Ashford Nevada Holding Corp. and Ashford Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K, filed on June 3, 2019) (File No. 001-36400)
2.5.1	First Amendment to Combination Agreement, dated as of July 17, 2019, between Monty J. Bennett, Archie Bennett, Jr., Remington Holdings, L.P., Remington Holdings GP, LLC, MJB Investments, LP, Ashford Inc., James L. Cowen, Jeremy J. Welter, Ashford Nevada Holding Corp. and Ashford Merger Sub Inc. (incorporated by reference to Exhibit 2.2 of Form 8-K, filed on July 19, 2019) (File No. 001-36400)
2.5.2	Second Amendment to Combination Agreement, dated as of August 28, 2019, between Monty J. Bennett, Archie Bennett, Jr., Remington Holdings, L.P., Remington Holdings GP, LLC, MJB Investments, LP, Ashford Inc., James L. Cowen, Jeremy J. Welter, Ashford Nevada Holding Corp. and Ashford Merger Sub Inc. (incorporated by reference to Exhibit 2.3 of Form 8-K/A, filed on August 30, 2019) (File No. 001-36400)
2.6	Membership Interest Purchase and Contribution Agreement (the "Purchase Agreement"), dated as of April 15, 2022, by and among Ashford Hospitality Holdings, LLC, Remington Holdings, L.P., MHI Hotels Services, LLC, Chesapeake Hospitality, LLC, Chesapeake Hospitality II, LLC, Chesapeake Hospitality III, LLC, Chesapeake Hospitality IV, LLC, Chesapeake Hospitality V, LLC, Chesapeake Hospitality VI, LLC, ACSB Hospitality, LLC, KES Family Partnership, R.L.L.L.P, CLS Family Partnership, R.L.L.L.P, Steven McDonnell Smith Family Partnership, LLP, W. Chris Green, Clifford G. Ferrara and Louis Schaab; and solely for purposes of Section 6.15 of the Purchase Agreement, Kim Sims, Chris Sims and Steven Smith (incorporated by reference to Exhibit 2.1 of Form 10-Q, filed May 11, 2022) (File No. 001-36400)

Exhibit	Description
3.1	Amended and Restated Certificate of Incorporation of Ashford Inc. (incorporated by reference to Exhibit 3.1 of Form 8-K, filed on November 6, 2019) (File No. 001-36400)
3.2	Articles of Amendment to the Certificate of Incorporation of Ashford Inc. (incorporated by reference to Exhibit 3.3 of Form 8-K, filed on November 6, 2019) (File No. 001-36400)
3.3	Articles Supplementary establishing the Series B Convertible Preferred Stock of Ashford Inc. (incorporated by reference to Exhibit 3.3 of Form 8- K, filed on August 8, 2018) (File No. 001-36400)
3.4	Certificate of Correction, filed on November 4, 2019, to Articles Supplementary establishing the Series B Convertible Preferred Stock of Ashford Inc. (incorporated by reference to Exhibit 3.4 of Form 10-Q, filed on November 7, 2019) (File No. 001-36400)
3.5	Articles Supplementary establishing the Series C Preferred Stock of Ashford Inc. (incorporated by reference to Exhibit 3.4 of Form 8-K, filed on August 8, 2018) (File No. 001-36400)
3.6	Certificate of Designation of the Series D Convertible Preferred Stock of Ashford Inc. (incorporated by reference to Exhibit 3.2 of Form 8-K, filed on November 6, 2019) (File No. 001-36400)
3.7	Certificate of Designation of Series E Preferred Stock of Ashford Inc. (incorporated by reference to Exhibit 3.1 of Form 8-K, filed on March 16, 2020) (File No. 001-36400)
3.8	Certificate of Designation of Series F Preferred Stock of Ashford Inc., as filed with the Secretary of State of the State of Nevada on August 30, 2022. (incorporated by reference to Exhibit 3.1 of Form 8-K, filed on August 31, 2022) (File No. 001-36400)
3.9	Certificate of Withdrawal of Certificate of Designation of Series E Preferred Stock of Ashford Inc., as filed with the Secretary of State of the State of Nevada on August 30, 2022 (incorporated by reference to Exhibit 3.2 of Form 8-K, filed on August 31, 2022) (File No. 001-36400)
3.10	Amended and Restated Bylaws of Ashford Inc., as amended August 24, 2023 (incorporated by reference to Exhibit 3.1 of Form 8-K, filed on August 25, 2023) (File No. 001-36400)
4.1	Specimen Common Stock Certificate of Ashford Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 8 to the Registration Statement on Form 10 filed on November 1, 2016)
4.2	Form of Senior Indenture and (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-3 of Ashford Inc. filed October 5, 2018) (File No. 333-2277729)
4.3	Form of Subordinated Indenture (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-3 of Ashford Inc. filed October 5, 2018) (File No. 333-2277729)
4.4	Form of Senior Debt Security (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-3 of Ashford Inc. filed October 5, 2018) (File No. 333-2277729)
4.5	Rights Agreement, dated August 30, 2022, between Ashford Inc. and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designation of Series F Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 of Form 8-K, filed on August 31, 2022) (File No. 001-36400).
4.6	Amendment No. 1 to the Rights Agreement, dated May 15, 2023, between Ashford Inc. and Computershare Trust Company, N.A, as Rights Agent (incorporated by reference to Exhibit 4.2 of Form 8-K filed on May 15, 2023) (File No. 001-36400)
4.7*	Description of Securities
10.1	Tax Matters Agreement, dated as of October 31, 2014, between Ashford Inc., Ashford Hospitality Advisors LLC, Ashford Hospitality Trust, Inc. and Ashford Hospitality Limited Partnership (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 6, 2014) (File No. 001-36400)
10.2	Advisory Agreement, dated as of November 12, 2014 by and between Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 18, 2014) (File No. 001-36400)
10.2.1	Amended and Restated Advisory Agreement, dated as of June 10, 2015, by and between Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K filed on June 12, 2015) (File No. 001-36400)
10.2.2	Enhanced Return Funding Program Agreement and Amendment No. 1 to the Amended and Restated Advisory Agreement, dated as of June 26, 2018, among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC, dated June, 26, 2018, incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on June 26, 2018 (File No. 001-36400).
10.2.3	Second Amended and Restated Advisory Agreement, dated as of January 14, 2021, by and between Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 15, 2021) (File No. 001-36400)

Exhibit	Description
10.3	Fourth Amended and Restated Advisory Agreement, dated as of January 24, 2017, between Ashford Hospitality Prime, Inc., Ashford Hospitality Prime Limited Partnership, Ashford Prime TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K filed on January 25, 2017) (File No. 001-36400)
10.4	Mutual Exclusivity Agreement, dated as of November 12, 2014 by and between Ashford Hospitality Advisors LLC, Ashford Inc. and Remington Lodging & Hospitality, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on November 18, 2014) (File No. 001-36400)
10.4.1	Ashford Inc. Amended and Restated Mutual Exclusivity Agreement, dated as of August 8, 2018, by and among Ashford Hospitality Advisors LLC, Ashford Inc. and Remington Lodging & Hospitality LLC, and consented to by Monty J. Bennett (incorporated by reference to Exhibit 10.3 of Form 8-K filed on August 8, 2018) (File No. 001-36400)
10.5	Assignment and Assumption Agreement, dated as of November 12, 2014 by and between Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership and Ashford Hospitality Advisors LLC Re: Ashford Trademarks (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on November 18, 2014) (File No. 001-36400)
10.6	Licensing Agreement, dated as of November 12, 2014 by and between Ashford Hospitality Advisors LLC, Ashford Hospitality Trust, Inc. and Ashford Hospitality Limited Partnership (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on November 18, 2014) (File No. 001-36400)
10.7	Registration Rights Agreement, dated as of November 12, 2014 by Ashford Inc. for the benefit of the holders of common units in Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on November 18, 2014) (File No. 001-36400)
10.8†	Employment Agreement, effective November 12, 2014, with Monty J. Bennett (incorporated by reference to Exhibit 10.6.1 to the Current Report on Form 8-K filed on November 18, 2014) (File No. 001-36400)
10.8.1†	Amendment to Employment Agreement, dated as of September 13, 2017, by and among Ashford Inc., Ashford Hospitality Advisors, LLC and Monty J. Bennett (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on September 14, 2017) (File No. 001-36400)
10.8.2†	Amended and Restated Employment Agreement, dated as of September 13, 2017, by and among Ashford Inc., Ashford Hospitality Advisors, LLC and Deric Eubanks (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on September 14, 2017) (File No. 001-36400)
10.8.3†	Amended and Restated Employment Agreement, dated as of April 1, 2019, by and among Ashford Inc., Ashford Hospitality Advisors, LLC, and Richard J. Stockton (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on May 17, 2022) (File No. 001-36400).
10.8.4†	First Amendment to Amended and Restated Employment Agreement, dated as of May 12, 2022, by and among Ashford Inc., Ashford Hospitality Advisors, LLC, and Richard J. Stockton (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on May 17, 2022) (File No. 001-36400).
10.9	Form of Indemnification Agreement, dated as of November 6, 2014 between Ashford Inc. and each of its executive officers and directors (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed on November 18, 2014) (File No. 001-36400)
10.9.1	Form of Amended and Restated Indemnification Agreement between Ashford Inc. and each of its executive officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on April 6, 2018) (File No. 001-36400)
10.10†	Ashford Inc. 2014 Incentive Plan (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed on November 18, 2014) (File No. 001-36400)
10.10.1†	Amendment No. 1 to the Ashford, Inc. 2014 Incentive Plan (incorporated by reference to Exhibit 99.2 to Form S-8 filed on November 2, 2016) (File No. 333-200183)
10.10.2†	Form of LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.10.2 to the Annual Report on Form 10-K filed on March 17, 2023) (File No. 001-36400)
10.10.3†	Form of Class 2 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.10.3 to the Annual Report on Form 10-K filed on March 17, 2023) (File No. 001-36400)
10.10.4†	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.10.4 to the Annual Report on Form 10-K filed on March 17, 2023) (File No. 001-36400)
10.11	Amended and Restated Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed on November 18, 2014) (File No. 001-36400)
10.12	Investment Management Agreement, dated as of December 10, 2014 between AHT SMA, LP and Ashford Investment Management LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 16, 2014) (File No. 001-36400)
10.13	Investment Management Agreement, dated as of December 10, 2014 between AHP SMA, LP and Ashford Investment Management, LLC (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed on March 24, 2015) (File No. 001-36400)

Exhibit	Description
10.14	Investment Management Agreement, dated as of January 19, 2017, between AHT SMA, LP, a Delaware limited partnership, and Ashford Investment Management LLC, a Delaware limited liability company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 25, 2017) (File No. 001-36400)
10.15	Amended and Restated Limited Liability Company Agreement of Ashford Hospitality Advisors LLC, dated as of October 8, 2014 (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed on March 24, 2015) (File No. 001-36400)
10.16	Amended and Restated Limited Liability Company Agreement of Ashford Hospitality Holdings LLC, dated as of April 6, 2017) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on April 12, 2017) (File No. 001-36400)
10.17	Letter Agreement, dated as of September 17, 2015 between Ashford Inc. and Ashford Hospitality Trust, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K filed on September 18, 2015) (File No. 001-36400)
10.18	Letter Agreement, dated as of September 17, 2015 between Ashford Inc. and Ashford Hospitality Prime, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on 8-K filed on September 18, 2015) (File No. 001-36400)
10.19	Commitment Letter, dated as of June 14, 2017, by and between Ashford Inc. and Comerica Bank (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K filed July 31, 2017) (File No. 001-36400)
10.20	Credit Agreement, dated as of November 1, 2017, by and between Presentation Technologies, LLC and Comerica Bank (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K filed on November 6, 2017) (File No. 001-36400)
10.21	Term Note, dated as of November 1, 2017, made by Presentation Technologies, LLC in favor of Comerica Bank (incorporated by reference to Exhibit 10.2 to the Current Report on 8-K filed on November 6, 2017) (File No. 001-36400)
10.21.1	Second Amended and Restated Term Note, dated December 31, 2020, made by Presentation Technologies, LLC in favor of Comerica Bank (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 5, 2021) (File No. 001-36400)
10.22	Revolving Note, dated as of November 1, 2017, made by Presentation Technologies, LLC in favor of Comerica Bank (incorporated by reference to Exhibit 10.3 to the Current Report on 8-K filed on November 6, 2017) (File No. 001-36400)
10.23	Draw Term Note, dated as of November 1, 2017, made by Presentation Technologies, LLC in favor of Comerica Bank (incorporated by reference to Exhibit 10.4 to the Current Report on 8-K filed on November 6, 2017) (File No. 001-36400)
10.24	Equipment Note, dated as of November 1, 2017, made by Presentation Technologies, LLC in favor of Comerica Bank (incorporated by reference to Exhibit 10.5 to the Current Report on 8-K filed on November 6, 2017) (File No. 001-36400)
10.25	Credit Agreement, dated as of March 1, 2018, by and among Ashford Hospitality Holdings LLC, Ashford Inc., Bank of America, N. A. and the other lenders party thereto (incorporated by reference to Exhibit 10-1 to the Current Report on 8-K filed on March 7, 2018)(File No. 001-36400)
10.25.1	First Amendment to Credit Agreement, dated as of March 21, 2018, effective as of March 1, 2018, by and among Ashford Hospitality Holdings LLC, Ashford Inc., Bank of America, N.A. and the other lenders party thereto (incorporated by reference to Exhibit 99.1 of Form 8-K filed on March 26, 2018) (File No. 001-36400)
10.25.2	Fifth Amendment to Credit Agreement, dated as of June 23, 2020, by and among Ashford Hospitality Holdings LLC, Ashford Inc., Bank of America, N.A. and the other lenders party thereto (incorporated by reference to Exhibit 10.4 of Form 8-K/A filed on June 29, 2020) (File No. 001- 36400)
10.25.3	Second Consent, Assumption and Modification Agreement, dated as of November 6, 2019, by and among Ashford Hospitality Holdings LLC, Ashford Inc., Bank of America, N.A. and the other lenders party thereto (incorporated by reference to Exhibit 10.3 of Form 8-K/A filed on November 6, 2019 (File No. 001-36400)
10.25.4	Seventh Amendment to Credit Agreement, dated as of March 29, 2021, by and among Ashford Hospitality Holdings LLC, Ashford Inc., Bank of America, N.A. and the other lenders party thereto (incorporated by reference to Exhibit 10.5 of Form 8-K/A filed on April 1, 2021)(File No. 001-36400).
10.26	Fifth Amended and Restated Advisory Agreement, dated as of April 23, 2018, among Braemar Hotels & Resorts Inc., Braemar Hospitality Limited Partnership, Braemar TRS Corporation, Ashford Hospitality Advisors LLC and Ashford Inc. (incorporated by reference to Exhibit 10.1 of the Braemar Hotels & Resorts Inc.'s Form 8-K filed on April 23, 2018) (File No. 001-35972).
10.26.1	Enhanced Return Funding Program Agreement and Amendment No. 1 to the Fifth Amended and Restated Advisory Agreement, dated January 15, 2019, by and among Braemar Hotels & Resorts Inc., Braemar Hospitality Limited Partnership, Braemar TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 18, 2019) (File No. 001-36400)

Exhibit	Description
10.26.2	Extension Agreement to Enhanced Return Funding Program Agreement and Amendment No. 1 to the Amended and Restated Advisory Agreement, dated March 13, 2020, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc., and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.2 of Form 8-K filed on March 16, 2020) (File No. 001-36400)
10.26.3	Amendment No. 2 to the Fifth Amended and Restated Advisory Agreement, dated as of August 16, 2021, by and among Braemar Hotels & Resorts Inc., Braemar Hospitality Limited Partnership, Braemar TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.5 of Form 10-Q filed on August 16, 2021)(File No. 001-36400)
10.27	Investor Rights Agreement, dated as of August 8, 2018, by and among Ashford Holding Corp., Archie Bennett, Jr., Monty J. Bennett, MJB Investments, LP, Mark A. Sharkey, and any other Persons that become parties by joinder as provided herein (incorporated by reference to Exhibit 10.1 of Form 8-K filed on August 8, 2018) (File No. 001-36400)
10.28	Merger and Registration Rights Agreement, dated as of August 8, 2018, by and among Ashford Inc., Ashford Holding Corp., and Ashford Merger Sub Inc., and, solely for the purposes of Article V hereof, Archie Bennett, Jr., MJB Investments, LP and Mark A. Sharkey (incorporated by reference to Exhibit 10.2 of Form 8-K filed on August 8, 2018) (File No. 001-36400)
10.29	Braemar Mutual Exclusivity Agreement, dated as of August 8, 2018, by and among Braemar Hospitality Limited Partnership, Braemar Hotels & Resorts, Inc. and Project Management LLC (incorporated by reference to Exhibit 10.4 of Form 8-K filed on August 8, 2018) (File No. 001-36400)
10.30	Braemar Master Project Management Agreement, dated as of August 8, 2018, by and among Braemar TRS Corporation, CHH III Tenant Parent Corp., RC Hotels (Virgin Islands), Inc., Project Management LLC and Braemar Hospitality Limited Partnership (incorporated by reference to Exhibit 10.5 of Form 8-K filed on August 8, 2018) (File No. 001-36400)
10.30.1	Amendment No. 1 to the Braemar Master Project Management Agreement, dated May 28, 2021, by and among Braemar TRS Corporation, CHH III Tenant Parent Corp., RC Hotels (Virgin Islands), Inc., Braemar Hospitality Limited Partnership and Project Management LLC (incorporated by reference to Exhibit 10.4 of Form 10-Q filed on August 16, 2021)(File No. 001-36400)
10.30.2*	Amendment No. 2 to the Braemar Master Project Management Agreement, dated February 12, 2024, by and among Braemar TRS Corporation, CHH III Tenant Parent Corp., RC Hotels (Virgin Islands), Inc., Braemar Hospitality Limited Partnership and Premier Project Management LLC
10.31	Mutual Exclusivity Agreement, dated as of August 8, 2018, by and among Ashford Hospitality Limited Partnership, Ashford Hospitality Trust, Inc. and Project Management LLC (incorporated by reference to Exhibit 10.6 of Form 8-K filed on August 8, 2018) (File No. 001-36400)
10.32	Master Project Management Agreement, dated as of August 8, 2018, by and among Ashford TRS Corporation, RI Manchester Tenant Corporation, CY Manchester Tenant Corporation, Project Management LLC and Ashford Hospitality Limited Partnership (incorporated by reference to Exhibit 10.7 of Form 8-K filed on August 8, 2018) (File No. 001-36400)
10.32.1	Amendment No. 1 to the Master Project Management Agreement, dated as of May 28, 2021, by and among Ashford TRS Corporation, RI Manchester Tenant Corporation, CY Manchester Tenant Corporation, Project Management LLC and Ashford Hospitality Limited Partnership (incorporated by reference to Exhibit 10.3 of Form 10-Q filed on August 16, 2021)(File No. 001-36400)
10.33†	Amended and Restated Employment Agreement dated as of September 13,2017, by and among Ashford Inc., Ashford Hospitality Advisors, LLC, and J. Robison Hays, III (incorporated by reference to Exhibit 10.3 of Form 10-Q filed on May 9, 2019) (File No. 001-36400)
10.34†	Amended and Restated Employment Agreement between Ashford Inc., Ashford Hospitality Services, LLC and Jeremy Welter, dated as of December 20, 2019 (incorporated by reference to Exhibit 10.1 of Form 8-K filed on December 23, 2019) (File No. 001-36400)
10.34.1†	Release and Waiver, by and between Ashford Hospitality Services, LLC and Jeremy Welter, dated April 15, 2022 (incorporated by reference to Exhibit 99.1 of Form 8-K filed on April 19, 2022)(File No. 001-36400).
10.35†	Form of Acknowledgment Letter by and between the Company and Certain of its Officers dated December 29, 2020 (incorporated by reference to Exhibit 10.1 of Form 8-K filed on December 29, 2020)(File No. 001-36400)
10.36†	Employment Agreement, by and among Ashford Inc., Ashford Hospitality Advisors LLC and Alex Rose, dated as of June 30, 2021 (incorporated by reference to Exhibit 10.1 of Form 10-Q filed on August 16, 2021)(File No. 001-36400)
10.37†	Consulting and Cooperation Agreement, by and among Ashford Inc., Ashford Hospitality Advisors LLC, and Robert G. Haiman, dated as of June 30, 2021 (incorporated by reference to Exhibit 10.2 of Form 10-Q filed on August 16, 2021)(File No. 001-36400)
10.38†	Amended and Restated Employment Agreement, by and among Ashford Inc., Ashford Hospitality Advisors LLC, and Mark Nunneley, dated as of September 13, 2017 (incorporated by reference to Exhibit 10.39 of Form 10-K filed on March 25, 2022)(File No. 001-36400)

Exhibit	Description
10.39	Investor Rights Agreement, dated November 6, 2019, by and among Ashford Nevada Holding Corp., Archie Bennett, Jr., Monty J. Bennett, MJB Investments, LP and the parties thereto (incorporated by reference to Exhibit 10.1 of Form 8-K filed on November 6, 2019) (File No. 001-36400)
10.40	Merger Agreement and Registration Rights Agreement, dated November 6, 2019, by and among Ashford, Inc., Ashford Nevada Holding Corp., Ashford Merger Sub Inc., and solely for the purposes of Article V hereof, Archie Bennett, Jr., Monty J. Bennett, MJB Investments, LP and the parties thereto.1.37 (incorporated by reference to Exhibit 10.2 of Form 8-K filed on November 6, 2019) (File No. 001-36400)
10.41	Non-Competition Agreement, dated November 6, 2019, by and among Ashford Nevada Holding Corp., Archie Bennett, Jr. and Monty J. Bennett (incorporated by reference to Exhibit 10.3 of Form 8-k filed on November 6, 2019) (File No. 001-36400)
10.42	Transition Cost Sharing Agreement, dated November 6, 2019, by and among Archie Bennett, Jr., Monty J. Bennett, MJB Investments, LP, Ashford Nevada Holding Corp. and Remington Holdings, L.P. (incorporated by reference to Exhibit 10.4 of Form 8-K filed on November 6, 2019) (File No. 001-36400)
10.43	Hotel Services Agreement, dated November 6, 2019, by and among Archie Bennett, Jr., Monty J. Bennet, MJB Investments, LP, Ashford Nevada Holding Corp., Remington Holdings, L.P., Ashford Hospitality Services LLC and Premier Project Management LLC (incorporated by reference to Exhibit 10.5 of Form 8-K filed on November 6, 2019) (File No. 001-36400)
10.44	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.41 of Form 10-K filed on March 12, 2020) (File No. 001-36400)
10.45	Letter Agreement, dated March 13, 2020, by and between Remington Lodging & Hospitality, LLC and Ashford TRS Corporation (incorporated by reference to Exhibit 10.4 of Form 8-K filed on March 16, 2020) (File No. 001-36400)
10.46	Letter Agreement, dated March 13, 2020, by and between Remington Lodging & Hospitality, LLC and Braemar TRS Corporation (incorporated by reference to Exhibit 10.6 of Form 8-K filed on March 16, 2020) (File No. 001-36400)
10.47	Form of Letter Agreement by and between the Company and Certain of its Officers, dated March 13, 2020 (incorporated by reference to Exhibit 10.7 of Form 8-K filed on March 16, 2020) (File No. 001-36400)
10.48	Term Loan Agreement, dated as of March 19, 2020, by and among Ashford Hospitality Holdings LLC, Ashford Inc., Bank of America, N.A. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of Form 8-K filed on March 20, 2020) (File No. 001-36400)
10.49	Ashford Trust Loan Modification/Forbearance Agreement, dated as of March 20, 2020, by and among Lismore Capital LLC and Ashford Hospitality Trust, Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on March 26, 2020) (File No. 001-36400)
10.50	Amended and Restated Ashford Trust Agreement, dated as of April 6, 2020, by and between Lismore Capital II LLC and Ashford Hospitality Trust, Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on July 8, 2020) (File No. 001-36400)
10.51	Braemar Loan Modification/Forbearance Agreement, dated as of March 20, 2020, by and among Lismore Capital LLC and Braemar Hotels & Resorts Inc. (incorporated by reference to Exhibit 10.2 of Form 8-K filed on March 26, 2020) (File No. 001-36400)
10.52	Letter Agreement, by and between Ashford Inc. and Monty J. Bennett, dated as of May 15, 2020 (incorporated by reference to Exhibit 10.1 of Form 8-K filed on May 19, 2020) (File No. 001-36400)
10.53	Letter Agreement, by and between Ashford Inc. and Monty J. Bennett, dated as of December 14, 2020. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on December 14, 2020) (File No. 001-36400)
10.54	Credit Agreement by and between Presentation Technologies, LLC and Comerica Bank (composite version, reflects all amendments through December 31, 2020) (incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 5, 2021) (File No. 001-36400)

Exhibit	Description
10.55	Subordination and Non-Disturbance Agreement, dated as of January 15, 2021, by and among Oaktree Fund Administration, LLC as the Administrative Agent and collateral agent on behalf of the Lenders, Ashford Inc., Ashford Hospitality Advisors LLC, Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Remington Lodging & Hospitality, LLC, Premier Project Management, LLC and Lismore Capital II LLC (incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 15, 2021) (File No. 001-36400)
10.56	Third Amended and Restated Limited Liability Company Agreement of Ashford Hospitality Holdings LLC, dated as of November 6, 2019 (incorporated by reference to Exhibit 10.1 of Form 8-K filed on September 14, 2021) (File No. 001-36400).
10.56.1	Amendment No. 1 to the Third Amended and Restated Limited Liability Company Agreement of Ashford Hospitality Holdings LLC (incorporated by reference to Exhibit 10.2 of Form 8-K filed on September 14, 2021) (File No. 001-36400).
10.56.2	Amendment No. 2 to the Third Amended and Restated Limited Liability Company Agreement of Ashford Hospitality Holdings LLC (incorporated by reference to Exhibit 10.1 of Form 8-K filed on April 18, 2022) (File No. 001-36400).
10.57	Fourth Amendment to Loan Documents by and among Presentation Technologies, Inc., J & S Audio Visual Communications, LLC, J&S Audio Visual Dominican Republic, LP, J&S DR GP, LLC, PT DR Holdings, LLC, PT Holdco, LLC and Comerica Bank, dated September 22, 2021 (incorporated by reference to Exhibit 10.1 of Form 8-K filed on September 23, 2021) (File No. 001-36400)
10.57.1	Fifth Amendment to Loan Documents, dated as of June 27, 2022, by and among Inspire Event Technologies Holdings, LLC, Inspire Event Technologies, LLC, Inspire Event Technologies Dominican Republic, LP, Inspire Event Technologies DR, GP, LLC, PT DR Holdings, LLC, PT Holdco, LLC and Comerica Bank (incorporated by reference to Exhibit 10.3 of Form 10-Q, filed on August 12, 2022) (File No. 001-36400).
10.58	Limited Waiver Under Advisory Agreement, dated as of March 15, 2022, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc., and Ashford Hospitality Advisors LLC. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on March 16, 2022) (File No. 001-36400)
10.59	Limited Waiver Under Advisory Agreement, dated as of March 10, 2022, by and among Braemar Hotels & Resorts Inc., Braemar Hospitality Limited Partnership, Braemar TRS Corporation, Ashford Inc., and Ashford Hospitality Advisors LLC. (incorporated by reference to Exhibit 10.2 of Form 8-K filed on March 16, 2022) (File No. 001-36400)
10.60	Credit Agreement, dated as of April 1, 2022, by and among Ashford Inc., Ashford Hospitality Holdings LLC, Ashford Hospitality Advisors LLC, Ashford Hospitality Services LLC, and Mustang Lodging Funding LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of Form 8-K filed on April 4, 2022) (File No. 001-36400).
10.60.1	First Amendment to Credit Agreement, dated as of July 11, 2022, by and among Ashford Inc., Ashford Hospitality Holdings LLC, Ashford Hospitality Advisors LLC, Ashford Hospitality Services LLC, and Mustang Lodging Funding LLC, as administrative agent (incorporated by reference to Exhibit 10.4.1 of Form 10-Q, filed on August 12, 2022) (File No. 001-36400)
10.61	Side Letter, dated as of December 16, 2022, by and among, Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Hospitality Advisors LLC and Ashford Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on December 21, 2022) (File No. 001-36400)
10.62	Agreement of Purchase and Sale, dated as of December 16, 2022, by and between Ashford Hospitality Limited Partnership and Ashford Hospitality Advisors LLC. (incorporated by reference to Exhibit 10.2 of Form 8-K filed on December 21, 2022) (File No. 001-36400)
10.63	Amended and Restated Credit Agreement by and between Inspire Event Technologies Holdings, LLC and Comerica Bank, dated March 24, 2023 (composite version, reflects all amendments through March 24, 2023) (incorporated by reference to Exhibit 10.1 of Form 8-K, filed on March 28, 2023) (File No. 001-36400)
10.64	Third Amended and Restated Master Term Note, dated March 24, 2023, made by Inspire Event Technologies Holdings, LLC in favor of Comerica Bank (incorporated by reference to Exhibit 10.2 of Form 8-K, filed on March 28, 2023) (File No. 001-36400)
10.65	Third Amended and Restated Master Revolving Note, dated March 24, 2023, made by Inspire Event Technologies Holdings, LLC in favor of Comerica Bank (incorporated by reference to Exhibit 10.3 of Form 8-K, filed on March 28, 2023) (File No. 001-36400)
10.66	Equipment Note Agreement, dated March 24, 2023, made by Inspire Event Technologies Holdings, LLC in favor of Comerica Bank (incorporated by reference to Exhibit 10.4 of Form 8-K, filed on March 28, 2023) (File No. 001-36400)
10.67	Limited Waiver Under Advisory Agreement, dated as of March 2, 2023, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc., and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.1 of Form 8-K, filed on March 3, 2023) (File No. 001-36400)

Exhibit	Description
10.68	Limited Waiver Under Advisory Agreement, dated as of March 2, 2023, by and among Braemar Hotels & Resorts Inc., Braemar Hospitality Limited Partnership, Braemar TRS Corporation, Ashford Inc., and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.2 of Form 8-K, filed on March 3, 2023) (File No. 001-36400)
10.69†	Amended and Restated Employment Agreement by and between Ashford Hospitality Advisors LLC and Deric S. Eubanks, dated to be effective January 1, 2023 (incorporated by reference to Exhibit 10.1 of Form 8-K filed on August 25, 2023) (File No. 001-36400)
10.70	Advisory Agreement, by and among Stirling Hotels & Resorts, Inc., Stirling REIT OP, LP, Stirling TRS Corporation and Stirling REIT Advisors, LLC, dated December 6, 2023 (incorporated by reference to Exhibit 10.1 of Form 8-K filed on December 6, 2023) (File No. 001-36400)
10.71†	Letter Agreement, by and between Mark Nunneley and Ashford Inc., dated December 7, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on December 7, 2023) (File No. 001-36400)
10.72	Third Amended and Restated Advisory Agreement, dated as of March 12, 2024, by and between Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.1 of Form 8-K filed on March 15, 2024) (File No. 001-36400)
10.73*	Second Consolidated, Amended and Restated Hotel Master Management Agreement, dated as of March 12, 2024, by and between Ashford TRS Corporation and Remington Lodging & Hospitality, LLC
10.74*	Amended and Restated Master Project Management Agreement, dated March 12, 2024, by and among Ashford Hospitality Limited Partnership, Ashford TRS Corporation and Premier Project Management LLC
10.75*	Limited Waiver Under Advisory Agreement, dated as of March 11, 2024, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC
10.76*	Limited Waiver Under Advisory Agreement, dated as of March 11, 2024, by and among Braemar Hotels & Resorts Inc., Braemar Hospitality Limited Partnership, Braemar TRS Corporation, Ashford Inc., and Ashford Hospitality Advisors LLC
21*	List of subsidiaries of Ashford Inc.
23.1*	Consent of BDO USA, P.C.
31.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as amended
31.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as amended
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1

The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2023 are formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations (iii) Consolidated Statements of Comprehensive Income (Loss); (iv) Consolidated Statements of Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements. In accordance with Rule 402 of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	
101.SCH	Inline XBRL Taxonomy Extension Schema Document	*Submitted electronically with this report.*
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document	*Submitted electronically with this report.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	*Submitted electronically with this report.*
101.LAB	Inline XBRL Taxonomy Label Linkbase Document	*Submitted electronically with this report.*
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document	*Submitted electronically with this report.*

Exhibit	Description
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

_____

* Filed herewith.

** Furnished herewith.

*** The disclosure schedules referenced in the Unit Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Ashford hereby undertakes to furnish supplementally a copy of the omitted disclosure schedules upon request by the SEC.

† Management contract or compensatory plan or arrangement.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2024.

ASHFORD INC.

By: /s/ MONTY J. BENNETT

Monty J. Bennett

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below, by the following persons, on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MONTY J. BENNETT Monty J. Bennett	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 27, 2024
/s/ DERIC S. EUBANKS Deric S. Eubanks	Chief Financial Officer (Principal Financial Officer)	March 27, 2024
/s/ JUSTIN R. COE Justin R. Coe	Chief Accounting Officer (Principal Accounting Officer)	March 27, 2024
/s/ J. ROBISON HAYS, III J. Robison Hays, III	Senior Managing Director	March 27, 2024
/s/ DINESH P. CHANDIRAMANI Dinesh P. Chandiramani	Director	March 27, 2024
/s/ DARRELL T. HAIL Darrell T. Hail	Director	March 27, 2024
/s/ W. MICHAEL MURPHY W. Michael Murphy	Director	March 27, 2024
/s/ BRIAN WHEELER Brian Wheeler	Director	March 27, 2024
/s/ UNO IMMANIVONG Uno Immanivong	Director	March 27, 2024

Officers and Directors

OFFICERS

Monty J. Bennett
Chief Executive Officer and
Chairman of the Board

Deric S. Eubanks
Chief Financial Officer

Justin Coe
Chief Accounting Officer

J. Robison Hays III
Senior Managing Director

Alex Rose
Executive Vice President,
General Counsel & Secretary

BOARD OF DIRECTORS

Monty J. Bennett
Chief Executive Officer and
Chairman of the Board

Dinesh P. Chandiramani
Chief Executive Officer
369 Enterprises, LLC

Darrell T. Hail
Former President
Women's A.R.C., LLC

Uno Immanivong
Chef and Owner
Red Stix

W. Michael Murphy
Head of Lodging and Leisure Capital Markets
First Fidelity Mortgage Corporation

Brian Wheeler
Chief Technology Officer
Nieman Printing

Corporate Information

Corporate Office
Ashford Inc.
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254
Telephone: (972) 490-9600
www.ashfordinc.com

Registrar and Transfer Agent
Computershare Trust Company, N.A.
Canton, Massachusetts

Independent Auditors
BDO USA, P.C.
Dallas, Texas

Legal Counsel
Cadwalader, Wickersham & Taft, LLP
New York, New York

Annual Report on Form 10-K/Investor Contact
A copy of the Ashford Annual Report on Form 10-K for fiscal 2023, was filed with the Securities and Exchange Commission on March 27, 2024 and is included with this report. Additional copies of the report and copies of the exhibits referenced therein are available from the Company. Requests for these items and other investor contacts should be directed to Joseph Calabrese of Financial Relations Board at (212) 827-3772.

Annual Meeting
The annual meeting of shareholders will be held on Wednesday, May 15, 2024, at 9:30 a.m. CDT at the Company's Corporate Office, 14185 Dallas Parkway, Suite 1200, Dallas, TX 75254.
Shareholders of record as of the close of business on March 14, 2024 will be entitled to vote at this meeting.

Forward-Looking Statements
This report contains forward-looking statements within the meaning of the federal securities laws. Ashford (the "Company" or "we" or "our") cautions investors that any forward-looking statements presented herein, or which management may make orally or in writing from time to time, are based on management's beliefs and assumptions at that time. Throughout this report, words such as "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "result," and other similar expressions, which do not relate solely to historical matters, are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We caution investors that while forward-looking statements reflect our good faith beliefs at the time they are made, such statements are not guarantees of future performance and are impacted by actual events that occur after such statements are made. We expressly disclaim any responsibility to update forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.
Some of the risks and uncertainties that may cause our actual results, performance, or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K under the heading "Risk Factors." These risks and uncertainties continue to be relevant to our performance and financial condition. Moreover, we operate in a very competitive and rapidly changing environment where new risk factors emerge from time to time. It is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.



ASHFORD

14185 Dallas Parkway | Suite 1200 | Dallas, Texas 75254 | 972.490.9600 | www.ashfordinc.com